Annual Report 2025

For the year ending 31 December 2025

Cadeler A/S. Incorporated in Denmark. Registration Number (CVR no.): 3118 0503
Kalvebod Brygge 43, DK-1560 Copenhagen V, Denmark

CADELER

Contents

Management Review



Statement from the CEO

2025 was a defining year for Cadeler.

Through disciplined execution and a major expansion of our fleet, the company strengthened its position as a leading provider of offshore wind installation services while delivering strong financial performance. Building on the strategic transformation of recent years, Cadeler significantly increased fleet capacity, expanded its organisational platform, and further diversified revenues across transport and installation, foundations, and operations and maintenance (O&M).

Strong market demand and high fleet utilisation supported results that exceeded expectations. Reliable project execution remains a key differentiator in offshore wind, and Cadeler continued to deliver consistent performance for clients and partners. This momentum contributed to a record-high order backlog, providing strong long-term visibility and reinforcing the resilience of our business model.

Expanding fleet capacity

A central milestone in 2025 was the delivery of five new vessels: Wind Maker, Wind Pace, Wind Keeper, Wind Ally and Wind Mover. This expansion effectively doubled Cadeler's fleet capacity within twelve months, with all vessels delivered on or ahead of schedule.

The expansion reflects proactive fleet planning and vessel designs developed through decades of operational experience. As offshore wind projects grow in scale and complexity, installation capacity and operational efficiency are becoming increasingly critical.

A larger, standardised fleet also enhances operational resilience for our clients. Greater fleet depth provides built-in redundancy, improving reliability and reducing execution risk across complex installation campaigns.

Cadeler's expansion will continue with the expected delivery of Wind Ace in the second half of 2026. By mid-2027, the company will operate a fleet of twelve vessels, positioning Cadeler as the world's largest and most versatile pure-play offshore wind installation provider.

Throughout this period of growth, Cadeler maintained a disciplined capital structure. In May 2025, the company acquired Wind Keeper, further strengthening its capabilities in O&M services. Later in the year, Cadeler also established a new unsecured green corporate loan facility, increasing financial flexibility and supporting future growth.

Scaling the organisation

Our people remain the foundation of Cadeler's success. As the fleet expanded during 2025, the organisation also grew significantly, surpassing 1,000 employees by year-end.

Alongside this growth, Cadeler continued investing in recruitment, leadership development, and operational capabilities to support an increasingly complex global project portfolio. At the same time, we strengthened a culture built on fairness, transparency and responsibility, with a clear focus on delivering the best outcomes for our clients.

Strong backlog and global opportunities

Cadeler further strengthened its order backlog in 2025 with the signing of seven major contracts.

Europe remains our largest and most strategically important market, supported by a strong pipeline of offshore wind projects. The United Kingdom continues to play a central role in offshore wind deployment, and Cadeler is engaged in several large projects in UK waters, including Hornsea 3 and East Anglia TWO, both involving full-scope foundation transport and installation.

At the same time, activity in newer markets continued to develop. The Baltic Sea region saw steady progress, the Asia-Pacific pipeline continued to mature, and Cadeler had two vessels operating in the United States during the year.

Expanding operations and maintenance services

Demand for O&M services continued to grow in 2025, representing approximately one-fifth of Cadeler's revenue.

This growth reflects the rapid expansion of the global offshore wind installed base and the increasing deployment of larger turbines. These larger turbines require advanced maintenance capabilities closely aligned with Cadeler's fleet and operational expertise.

Over time, O&M represents an attractive structural growth opportunity. It diversifies revenue streams, improves fleet utilisation through long-term agreements, and provides operational continuity between installation projects.

To support this development, Cadeler launched Nexra in 2025 as a dedicated O&M service platform. Nexra strengthens client partnerships and enables a more focused and scalable approach to long-term service delivery.

The acquisition of Wind Keeper further enhanced these capabilities and supports Cadeler's ambition to provide specialised maintenance services for the industry's largest turbines.

Strengthening foundation capabilities

Cadeler's capabilities in foundation transport and installation also continued to advance. Building on experience from more than 900 installed offshore foundations, the company will begin execution of the full-scope foundation campaign at Ørsted's Hornsea 3 offshore wind farm in early 2026.

This project represents another important step in integrating Cadeler's services across the offshore wind value chain.

Advancing sustainability

Responsible operations remain central to Cadeler's long-term strategy.

With several newbuild vessels delivered to stringent environmental standards, we continue to focus on reducing emissions intensity across the fleet. Cadeler remains committed to reducing Scope 1 and Scope 2 emissions intensity by 50% by 2030 and achieving net-zero operations by 2035.

During 2025, we advanced several initiatives to support these ambitions, including the use of biofuel blends on our O-class vessels, energy audits, shore-power upgrades, and preparations for further technical retrofits. We also continued investing in crew training to improve operational efficiency and support circular practices across our operations.

Our human rights framework also progressed following our Human Rights Impact Assessment, leading to governance enhancements such as the establishment of a cross-functional CSR Leadership Group and strengthened due-diligence procedures.

Outlook

Offshore wind remains one of the most scalable renewable energy sources and will play an increasingly important role as global energy systems electrify.

The industry experienced a period of recalibration in 2025 as developers and governments addressed inflation, supply-chain pressures and project financing challenges. In response, several European governments refined auction frameworks to support continued project development.

While some markets experienced short-term delays, commercial visibility for Cadeler improved during the year. Our record order backlog provides a strong foundation for activity in 2026 and 2027.

As offshore wind projects continue to scale, demand for high-capacity installation vessels and specialised O&M services is expected to increase. At the same time, the supply of capable vessels is expected to tighten toward the end of the decade.

Cadeler enters this period from a position of strength. Supported by a modern fleet, strong execution capabilities and a disciplined approach to capital allocation, we remain focused on delivering reliable installation capacity and long-term value for our clients, partners and shareholders.

I would like to thank our clients for their continued trust, our partners for their collaboration, and all Cadelers for their dedication and professionalism.

Together we will continue supporting the global energy transition while building a stronger and more resilient Cadeler.

Mikkel Gleerup
CEO


CADELER

Business Review



Vince

Business Review

Cadeler A/S ("Cadeler" or the "Company" and, together with its subsidiaries, the "Cadeler Group" or the "Group") is a leading supplier to the offshore wind industry, specialising in installation services and operation and maintenance works. The Company offers marine and engineering operations with a strong emphasis on safety and environmental responsibility. Headquartered in Copenhagen, Denmark, Cadeler provides high quality offshore wind support services to clients in Europe, Asia, and the United States. The Company maintains offices in Vejle (Denmark), Norwich (United Kingdom), Taipei (Taiwan), Tokyo (Japan), and Virginia (United States).

The Company's shares are listed on the Oslo Stock Exchange (symbol: CADLR). Cadeler's American Depositary Shares (ADS) are listed on the New York Stock Exchange (symbol: CDLR) and each Cadeler ADS represents four (4) ordinary shares of Cadeler.

Cadeler's services encompass project management, operations and maintenance, as well as decommissioning for the offshore wind industry. The Company has solidified its leading market position through its specialised fleet equipped with advanced, high-quality equipment, a team of experienced professionals, and a strong reputation for upholding the highest standards of safety, efficiency, and precision.



This is Cadeler

What we do

Cadeler is a leading global partner in offshore wind turbine transport and installation, owning the world's largest fleet of jack-up vessels. Building on nearly two decades of experience, we are now expanding our capabilities across foundation transport and installation, and operations and maintenance, to support the evolving needs of the offshore wind sector.

+1000 employees

43 nationalities



Wind Turbines
1,727
Installed

Foundations
929
Installed

O&M
275
Total locations

CADELER

Our fleet

Wind Orca



Wind Osprey



Wind Peak



Wind Pace



Wind Maker



Wind Mover



Wind Ally



Wind Ace



Wind Apex



Wind Scylla



Wind Zaratan



Wind Keeper



Our fleet

A diverse and modern fleet

Cadeler operates the world's largest and most advanced fleet of wind turbine transport and installation vessels. The fleet comprises a range of specialised vessel classes designed to support offshore wind projects throughout their operational lifetime.

Cadeler's largest A-class vessels, represented today by Wind Ally, with Wind Ace and Wind Apex under construction and scheduled for delivery in 2026 and 2027, are hybrid units capable of installing both offshore wind turbines and large monopile foundations. Their design allows transport of multiple XXL monopiles and quick conversion between turbine and foundation installation scopes.

Cadeler's P-class and M-class vessels, Wind Peak, Wind Pace, Wind Maker and Wind Mover, support high-capacity wind farm installation scopes worldwide. Large deck space, substantial payload capacity, and powerful heavy-lift cranes enable the efficient transport and installation of the next-generation of 15-20MW+ offshore wind turbines.

Cadeler's O-class vessels, Wind Orca and Wind Osprey, support both installation and maintenance activities across offshore wind farms.

They are designed to operate on sites with challenging seabed conditions, while their large payload capacity supports efficient transport and installation of offshore wind components. In early 2024, both vessels were upgraded with new main cranes, enabling the efficient installation of the current generation of 15MW wind turbines.

Wind Keeper, Wind Scylla, and Wind Zaratan form the core of Cadeler's operations and maintenance (O&M) platform, even as Wind Scylla and Wind Keeper remain active in the installation market, demonstrating the depth and strength of Cadeler's fleet.

Together, Cadeler's vessels form a diverse and modern fleet, capable of supporting Cadeler's ambition to be the offshore wind industry's preferred partner across the operational lifecycle of the next generation of offshore wind farm projects.

Fleet expansion in 2025

2025 marked a significant year of growth for Cadeler. During the year, the company doubled the number of vessels on the water from five to ten with the addition of Wind Maker, Wind Pace, Wind Keeper, Wind Ally and Wind Mover. All vessels were delivered on budget and on or ahead of schedule.

The newbuild programme reflects Cadeler's long-term strategy of investing in next-generation installation vessels capable of transporting and installing the largest offshore wind turbines and monopile foundations currently being deployed across the industry. The expanded fleet strengthens Cadeler's ability to support clients across increasingly complex offshore wind projects worldwide.

The year began with the delivery of Wind Maker in January 2025. The vessel entered service immediately following delivery, bringing additional installation capacity into operation at Ørsted's Greater Changhua 2b and 4 offshore wind farms in Taiwan.

In March, Cadeler took delivery of Wind Pace. The vessel was mobilised for operations in the United States before completing its campaign and returning to Europe, where it is preparing to soon commence installation work at the East Anglia THREE offshore wind farm.

Later in the year, Cadeler took delivery of Wind Ally, the first A-class vessel designed for combined transportation and installation of XXL offshore wind foundations. The vessel is currently being mobilised to commence work on Ørsted's Hornsea 3 project, where Cadeler will deliver the full transportation and installation scope for monopile foundations.

By year-end, Wind Mover was delivered ahead of schedule and is preparing to commence transportation and installation operations in European waters.

In addition to the delivery of newbuild vessels, Cadeler expanded its fleet through the acquisition of Wind Keeper from the secondary market in mid-2025. The vessel was promptly chartered on a long-term contract of up to five and a half years, strengthening Cadeler's position in the O&M segment. Cadeler completed its acquisition of Wind Keeper in July 2025, and the vessel subsequently transited to Europe where she underwent substantial upgrades, completed in February 2026.

Together, these additions reflect Cadeler's strategy of maintaining a diverse and modern fleet capable of supporting offshore wind projects across installation and lifecycle services.

Strengthening O&M capabilities

In 2025, Cadeler established Nexra, its dedicated service platform for the offshore wind aftermarket, with a team dedicated exclusively to the provision of operations and maintenance services. The launch of Nexra underlines Cadeler's commitment to deepening long-term client partnerships and strengthening its operational focus in the O&M market. Combining technical expertise with a flexible vessel portfolio, Nexra complements Cadeler's core installation activities, supporting efficient fleet-wide utilisation while better catering to the needs of the Cadeler Group's clients across key offshore wind markets.

Our fleet

Class	Name	Crane capacity (tonnes)	WTG	FOU	O&M	Delivery: Before 2025	2025	2026	2027	Build
A	Ally	>3,300	Capable	Priority	Capable		●			2025
	Ace		Capable	Priority	Capable			●		2026
	Apex		Capable	Priority	Capable				●	2027
P	Peak	>2,600	Priority	Capable	Capable	●				2024
	Pace		Priority	Capable	Capable		●			2025
M	Maker	>2,600	Priority	Capable	Capable		●			2025
	Mover		Priority	Capable	Capable		●			2025
O	Osprey	1,600	Priority		Capable	●				2013
	Orca		Priority		Capable	●				2012
	Keeper	2,200	Capable		Priority		●			2024
	Scylla	1,540	Capable		Priority	●				2015
	Zaratan	800			Priority	●				2012

● Capable ● Priority

The Year 2025 in Brief

Wind Osprey completes Borkum Riffgrund 3

Vessel reservation agreement signed with Ocean Winds

Wind Peak starts first installation job at Sofia Offshore Wind Farm

Wind Orca installs first 15 MW Vestas turbine at He Dreiht offshore wind farm

Wind Osprey starts installation at Baltic Power Offshore Wind Farm

Wind Keeper secures first long-term contract with Vestas

New office opening in Vejle, DK

Keel Laying ceremony for Wind Ace

Cadeler welcomes Wind Ally ahead of schedule

Cadeler opens new office in Norwich, UK

Cadeler hires employee number 1,000!

Delivery of Wind Mover – 10th vessel to join the Cadeler fleet



Delivery of Wind Maker

Two contracts signed for Wind Mover immediately after delivery

Cadeler takes delivery of Wind Pace

Wind Maker starts installation at Ørsted's Greater Changua 2b and 4 in Taiwan

Cadeler acquires Wind Keeper

First cut of steel for Wind Apex

Cadeler signs firm contract with SRE for WTG installation at Formosa 4

Cadeler opens new office in Taipei

Cadeler signs contract with Ocean Winds for another Polish project in 2028

Cadeler named Fastest Riser of the Year in Børsen

Cadeler signs two firm contracts worth EUR 500 million for full-scope foundation and turbine T&I

Cadeler is Børsen Gazelle for the second consecutive year

Launching of Wind Ace

Financial Review


WIND ORCA

Key Financial Figures

Revenue

€620.4m


248.7
620.4
2024
2025

Equity ratio

44.0%


63.7%
44.0%
2024
2025

Utilisation (unadj.)

75%


66%
75%
2024
2025

EBITDA

€425.3m


125.9
425.3
2024
2025

Net profit

€280.2m


65.1
280.2
2024
2025

Backlog[1]

€2.8b


2.3
2.8
2024
2025

1. Contract Backlog including options as at 31 December 2025

Financial Highlights

Key Figures EUR'000	2025	2024	2023	2022	2021
Revenue[1]	620,354	248,738	108,622	106,424	60,938
Cost of sales	(236,755)	(124,228)	(59,858)	(49,537)	(38,879)
Gross profit	383,599	124,510	48,764	56,887	22,059
Operating profit	317,743	69,444	14,443	41,191	11,134
Net financials	(29,879)	(1,967)	(2,945)	(5,650)	(3,696)
Profit for the period	280,184	65,069	11,498	35,541	7,451
Cash flow provided by operating activities	394,200	93,103	63,383	29,036	30,200
Cash flow used in investing activities	(1,264,164)	(622,959)	(54,727)	(225,408)	(163,375)
Of which investment in property, plant and equipment	(1,235,673)	(615,542)	(66,899)	(224,606)	(162,941)
Cash flow provided by/(used in) financing activities	967,690	481,986	70,268	213,075	71,847
Net (decrease)/increase in cash and cash equivalents	97,726	(47,870)	78,924	16,703	(61,328)
Share related key figures					
Earnings per share (EPS), EUR	0.80	0.19	0.06	0.22	0.06
Diluted earnings per share (diluted EPS), EUR	0.79	0.19	0.06	0.22	0.06
Operational metrics					
Contracted days (no. of days)	1,926	1,051	568	635	562
Utilisation (%)	75%	66%	75%	87%	77%

1 Consolidated revenue as of 31 December 2023 include EUR 3.4 million for 12 days from business combination with Eneti.

Financial Highlights

Continued from previous page

Key figures	2025	2024	2023	2022	2021
EUR'000					
Total assets	3,416,676	1,937,017	1,252,560	670,030	424,766
Non-current asset	3,026,719	1,755,611	1,105,110	610,524	400,148
Total liabilities	1,913,000	703,122	293,519	129,462	99,510
Equity	1,503,676	1,233,894	959,041	540,568	325,256
Cash and cash equivalents	151,679	51,253	96,608	19,012	2,308
Financial ratios and operational metrics					
Return on assets (%)	11.9%	4.4%	1.6%	7.6%	3.0%
Return on equity (%)	20.5%	6.0%	1.6%	8.3%	2.7%
Equity ratio (%)	44.0%	63.7%	76.6%	80.7%	76.6%
Average number of employees					
Onshore	307	242	113	70	58
Offshore[1]	586	364	182	162	12

1 Offshore crew members were hired directly by the Company from the end of November 2021. Average number of employees in 2021 reflect the number of seafarers divided by 12 months. The Company had 148 seafarers by the end of 2021.

Finance Review

Capital structure and assets

Equity

On 31 December 2025, equity amounted to EUR 1,504 million, reflecting an increase of 22% from the balance as of 1 January 2025 (EUR 1,234 million in 2024 and EUR 959 million in 2023) as a result of profit for the year of EUR 280 million (EUR 65 million in 2024 and EUR 11 million in 2023), and EUR 11 million loss from value adjustment of hedges (EUR 23 million gain in 2024 and EUR 23 million loss in 2023).

As of 1 January 2025, all entities of the former Eneti Group changed their functional currency from USD to EUR. The change reflects the impact of Cadeler's acquisition and subsequent changes to the entities' financing, organisation and activities. Based on these changes, Management determined that the primary economic environment in which these entities operate is now predominantly EUR-denominated and that EUR therefore represents the most appropriate functional currency.

Assets

As of 31 December 2025, the Company's total assets amounted to EUR 3,417 million, a 76% increase for the reporting period, driven principally by an increase in property, plant and equipment of EUR 1,225 million of which EUR 1,255 million relates to the Group's newbuild programmes. Additions to property, plant, and equipment are described in Note 13.

Property, Plant and Equipment

The Cadeler Group's property, plant, and equipment increased to EUR 3.0 billion in 2025, up from EUR 1.7 billion in 2024. This primarily comprised the newbuild vessels under construction. The Cadeler Group does not own any substantial real estate. The Cadeler Group is currently leasing its headquarters in Copenhagen. The Group entered into additional lease agreements for office premises in other locations. A new lease agreement was concluded for office facilities in Norwich, effective March 2025, Cadeler also entered into leases for office premises in Monaco and Taiwan, and Vejle, Denmark.

The Fleet

As of 31 December 2025, the Cadeler Group's fleet consists of nine operating vessels, one A-class Vessel (Wind Ally), two P-class Vessels (Wind Peak and Wind Pace), two M-class Vessels (Wind Maker and Wind Mover), two O-class Vessels (Wind Orca and Wind Osprey), Wind Scylla and Wind Zaratan. Moreover, in 2025, acquired Wind Keeper, a newly-constructed vessel which, following upgrades, will be well-suited for the global O&M market, enabling Cadeler to meet growing after market demand while enhancing fleet flexibility.

Funding

At the end of the reporting period, EUR 148 million from the RCF remains unutilised.

The Company had significant headroom to comply with its debt covenants and on 31 December 2025, the Company had available liquidity of EUR 343 million from cash at hand and available committed facilities including the Green Corporate Facility. The Cadeler Group's management anticipates seeking further debt financing in connection with milestone payments for the delivery of the Cadeler Group's third A-class newbuild, due to be delivered in Q2 2027.

Finance Review

Continued from previous page

Income statement and cash flows

Profit for the year

The Group's result for the year was a profit of EUR 280 million, representing an increase of EUR 215 million compared to the EUR 65 million profit earned in 2024. This result was principally driven by higher gross profit. In 2025, gross profit amounted to EUR 384 million, corresponding to a gross margin of 62%, up from a gross margin of 50% in 2024, reflecting improved profitability principally due to the receipt of termination fees under a Long-Term Agreement (LTA) and an increase in operating vessels in the year along with an increase in vessel utilisation.

Revenue

The Group's revenue for the year amounted to EUR 620 million, reflecting an increase of EUR 372 million compared to the EUR 249 million revenue reported in 2024, driven principally by the increased revenue from fleet expansion and higher utilisation, and the receipt of termination fees under the LTA. On 1 July 2025, the Company issued revised full-year guidance indicating that it expected 2025 revenue to range between EUR 588 million and EUR 628 million; the actual revenue for the year is within this guidance.

Cadeler's order book for 2026 is substantially filled. As of March 2026, the contract backlog stood as follows:

EUR million	Within 1 year	After 1 year	Total
Contract backlog including options as of 31 December 2025	**846**	**1,919**	**2,765**
Additions in the period 1 January 2026 to 24 March 2026:			
Firm, excluding options	52	—	52
Options considered as contingent considerations for revenue recognition purposes	5	—	5
Options not considered as contingent considerations for revenue recognition purposes	5	—	5
Contract backlog including options as of 24 March, unadjusted for services provided during the period 1 January - 24 March 2026[1]	**908**	**1,919**	**2,827**

Refer to Note 3 for further information regarding the total contract backlog at 31 December 2025.

1 As of the report release date, 80% of the contract backlog (an aggregate of EUR 2,259 million) relates to projects for which the relevant counterparty has taken a positive final investment decision (FID), while an aggregate of EUR 568 million remains subject to counterparty FID.

Finance Review

Continued from previous page

Costs

Amounting to EUR 237 million, the Group’s cost of sales for 2025 was EUR 113 million higher than the EUR 124 million reported for 2024, driven mainly by the addition of newly built vessels becoming part of the Group’s fleet and operating in the market.

Administrative expenses in 2025 amounted to EUR 75 million, an increase from the EUR 57 million in 2024. This was primarily driven by the Group’s increasing headcount, including the strategic recruitment of key personnel to ensure an elevated level of support for ongoing operations and significant new projects.

EBITDA

The Group’s EBITDA for the year amounted to EUR 425 million, reflecting an increase of EUR 299 million from EUR 126 million in 2024, as disclosed in the Alternative Performance Measures (APM) section, slightly exceeding the revised EBITDA guidance ranging between EUR 381 million and EUR 421 million. Adjusted EBITDA, which excludes transaction costs related to the business combination with Eneti, was EUR 50 million in 2023, as disclosed in the APM section. The Group does not report adjusted EBITDA for 2025 or 2024.

Financial Income and Expenses

Financial income, amounting to EUR 7 million, was EUR 2 million higher in 2025 than the EUR 5 million financial income in 2024, mainly driven by a EUR 4 million increase in foreign exchange gains and a EUR (2) million decrease in interest income. Financial costs in 2025 amounted to EUR 37 million, EUR 30 million higher than the EUR 7 million reported in 2024, primarily explained by a EUR 18.8 million increase of interest linked to debt facilities due to more outstanding debt as a result of new vessels, and a EUR 8 million increase in foreign exchange losses.

Cash flows

Net cash flow from operating activities amounted to EUR 394 million in 2025, EUR 301 million higher than the EUR 93 million recorded in 2024, driven by increased operating profit and deferred revenue.

Net cash flow used in investing activities was EUR 1,264 million in 2025, representing an increase of EUR 641 million compared to the EUR 623 million reported in 2024. The increase was driven by large asset investments, including the final instalments of Wind Maker, Wind Pace, Wind Ally and Wind Mover, other vessel upgrades and instalment payments for certain of the Group's vessels under construction.

Net cash flow from financing activities in 2025 was EUR 968 million, an increase of EUR 486 million compared to a net inflow of EUR 482 million reported in 2024. This increase was driven by proceeds from borrowings of EUR 1.3 billion net of bank fees and partially offset by the increased interest paid and repayments.

Parent Company

Cadeler A/S, the Parent Company, reported a net profit of EUR 114 million, an increase from the EUR 20 million reported in 2024. The Parent Company’s revenue in 2025 amounted to EUR 422 million, an increase from the EUR 127 million in 2024. This performance exceeds the projected revenue range for 2025, as disclosed in the Group's Annual Report 2024, which was between EUR 280 million and EUR 320 million due to the receipt of termination fees under a Long-Term Agreement (LTA).

Total expenses for the Parent Company in 2025 amount to EUR 277 million (EUR 116 million in 2024). As the Group’s vessels are owned by subsidiaries of the Parent Company, no vessel depreciation or vessel insurance expenses are recognised in the Parent Company. Instead, the Parent Company is subject to bareboat charges from vessel owning subsidiaries, amounting to EUR 135 million in 2025 (EUR 43 million in 2024).

As of 31 December 2025, total assets amounted to EUR 1.9 billion (EUR 1.7 billion in 2024). The increase in the Parent Company’s assets is primarily driven by a EUR 114 million decrease in property, plant and equipment along with an increase in investments in subsidiaries.

Total liabilities in 2025 amounted to EUR 628 million (EUR 599 million in 2024) driven by an increase of EUR 81 million in debt to credit institutions and a decrease of EUR 152 million in payables to subsidiaries. Equity amounted to EUR 1.3 billion (EUR 1,134 million in 2024), compared to the Group’s EUR 1.5 billion (EUR 1,234 million in 2024).

Finance Review

Continued from previous page

Knowledge resources

The Company is committed to attracting and retaining highly skilled professionals to meet the needs of its customers and provide exceptional service. This includes recruiting experienced engineers who can adapt the Company's vessels to meet the specific requirements of customer projects, as well as commercial experts with relevant industry knowledge. The Company's ongoing investment in talent enables it to maintain a competitive edge in the market and position itself for long-term success.

Research and development activities

The Company's research and development efforts focus on advancing fleet capabilities and developing innovative solutions to optimize offshore wind operations. Continued investment in research and development strengthens The Company's competitive position, enhances efficiency, and ensures alignment with evolving customer needs. These initiatives remain key drivers of long-term growth and success.

Data ethics

As per section 99D of the Danish Financial Statements Act, Cadeler as a listed company is obliged to disclose its policy on data ethics. For further information, see the sustainability statements (page 38).

Impact on the external environment

Sustainability remains a strategic priority for the Company and is key to its ability to create long-term value for its shareholders. It represents an opportunity for innovation, improved efficiency and a foundation for growth. The Company strives to identify and reduce the negative impact that its business has on the environment and local communities and is committed to demonstrating leadership in matters of environment, health and safety, employment, and corporate responsibility across its value chain.

The Company pursues the long-term goals relating to decarbonisation and improved circularity of its operations. These are pursued, inter alia, through improvements to the operating fleet and optimized vessel design for the newbuild vessels, including energy-efficient solutions or the adoption of alternative fuels. The Company is working on ensuring continuous improvements by actively monitoring performance.

As environmental regulations evolve, maintaining vessel compliance with International Convention for the Prevention of Pollution from Ships (MARPOL) requirements and operating on low-sulphur fuels, IMO and EU targets, and CSRD reporting requirements, remain key priorities for the Company. The Company also prioritises collaboration with business partners and engagements across the value chain to enhance sustainability practices across the industry.

For further information, see the sustainability statements (pages 38-136).

2026 Outlook

Cadeler will continue to provide construction, maintenance, decommissioning and other services for the renewable offshore wind industry. The financial performance of the Group for 2026 is expected to result in a revenue of between EUR 854 million and EUR 944 million, compared with a revenue of EUR 620 million in 2025. EBITDA is expected to be in the range of EUR 420 million to EUR 510 million million in 2026 (in 2025 EUR 425 million).

Going into 2026, Cadeler continues to strengthen its position as the leading T&I contractor in the attractive offshore wind market. Over the past year, the sector has experienced continued negative sentiment and political headwinds in the United States. In other regions, markets are recalibrating as governments and developers adjust auction timelines and frameworks to reflect evolving market conditions. The fundamentals of offshore wind remain strong and highly competitive compared to alternative energy sources, which is substantiated by high long-term targets in key offshore wind markets. This is supported by positive development in Europe including the record-breaking UK AR7 auction, awarding over 8GW of capacity. Additionally, European governments have connected to accelerate offshore wind expansion through cross-border projects: at the North Sea Summit in Hamburg on January 26, 2026, nine North Sea countries (including the UK, Germany, France, and Denmark) committed to the delivery of 15 GW of offshore wind per year for the 2031-2040 period and to a goal of installing 300 GW of offshore wind by 2050. Cadeler expects that the undersupply of installation vessels will continue to increase, as the current fleet is aging and becoming inefficient.

Cadeler is experiencing strong demand for our growing fleet. The backlog now stands at EUR 2,827 million compared to EUR 2,336 million last year. The business of Cadeler is inherently long-term focused, with project bidding now stretching into the 2030s. Europe remains the cornerstone region for offshore wind and Cadeler, with other regions like Asia Pacific increasing significantly in scale – both on existing and new markets. Furthermore, the long-term development of the U.S. and other markets in the Americas continue to have a long-term potential despite short-term setbacks.

Cadeler continues to have an optimistic outlook on the market for our core segments, wind turbine and foundation installation and heavy operations & maintenance. Following the successful merger with Eneti in 2023 and the acquisition of the new jack-up vessel Wind Keeper in 2025, Cadeler is the owner of the largest purpose-built fleet in the industry, with ten vessels currently in operation and two more being delivered in 2026 and 2027. In addition, Cadeler has established a dedicated O&M service platform, Nexra, in 2025 which is expecting to significantly benefit from the growing demand for major component replacement services and provide additional value to clients. Operating the largest and most capable fleet brings significant scale advantages by being able to cross-utilise our fleet, reuse seafastening and tooling to deliver operational efficiency and cost savings. These advantages will only continue to strengthen as the newbuild fleet is being delivered.

Cadeler's guidance for 2026 is subject to risks and uncertainties, many of which are beyond its control. One-off market-shaping events such as strikes, embargoes, political instability or adverse weather conditions, could have a substantial impact on the business. There could also be off-hire periods as a consequence of accidents, technical breakdown or non-performance. The cancellation or postponement of one or more vessel employment contracts could have a material adverse impact on the earnings of the Company.



Governance


CADELER

Risks

Special risks

Operational risks

The Cadeler Group generates revenue by utilizing its fleet for the transportation and installation of offshore wind turbine generators and foundations, and the provision of maintenance services in the offshore wind industry. The Company is vulnerable to a loss of revenue if any of its vessels are taken out of operation or if the delivery of its newbuilds is delayed. As of the date of this Annual Report 2025, the Company's fleet consists of 10 WTIV: Wind Orca, Wind Osprey, Wind Scylla, Wind Zaratan, Wind Keeper, Wind Peak, Wind Pace, Wind Maker, Wind Mover and Wind Ally. The Company also has orders for two newbuild vessels currently under construction: Wind Ace and Wind Apex.

If any of the Cadeler Group's vessels or, once delivered, its newbuilds, are temporarily or permanently taken out of operation, or if its newbuilds are delayed in delivery, this could result the loss of the revenue that would otherwise be generated by that vessel. In addition to a potential loss of revenue, the Cadeler Group could also be liable to its customers for liquidated damages under the charters that the Cadeler Group enters into with respect to its vessels. The loss of revenue and liability to its charterers could have a material adverse impact on the Cadeler Group's business, prospects and financial results and condition, including its ability to comply with the financial covenants under its financing arrangements.

The Company has contracted with COSCO Shipping Heavy Industry Co., Ltd. (COSCO) for its newbuild A-class vessels, the first of which is expected to be delivered in H1 2026 and the second in Q2 2027. Any problems that may impact China and its economy in general, the availability of components or materials needed, or the COSCO shipyard specifically, could lead to delays affecting one or both newbuild vessels. The Cadeler Group's existing vessels also require upgrades, refurbishments, and/or repairs from time to time that potentially entail risks, including delays and cost over-runs, and could have an adverse impact on the Company's available cash resources and results of operations.

The Cadeler Group operates in the offshore industry and is therefore subject to inherent hazards, such as equipment breakdowns, technical problems, harsh weather conditions, environmental pollution, force majeure situations (nationwide or port-specific strikes, etc.), accidents (including dropped objects), collisions and groundings. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, third parties or customer claims, and suspension of operations.

WTIVs, including the Cadeler Group's vessels, are also subject to hazards inherent in marine operations, either while on-site or during mobilisation, including—but not limited to—capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services or personnel shortages.

Employment of vessels is key

The Cadeler Group's income is dependent on project contracts and vessel charters for the employment of its vessels. Typically, these contracts are concluded several years in advance, providing visibility of future deployment. The Cadeler Group has a contract backlog of existing customer contracts that imply revenues in the future, both for "firm" contracted days and, typically, "option" days (days that are callable at the relevant customer's option). Such contracts, and the revenues derived therefrom, are subject to various terms and conditions, including certain cancellation events, and the exercise of options is exclusively at the discretion of the relevant customer. Such contracts could be subject to termination, amendments and/or delays resulting in revenues being reduced, deferred or not realised at all.

In addition, there is a risk that the Company may find it difficult to obtain future employment for its vessels which could result in utilisation to subsequently drop. Consequently, the vessels may need to be deployed on lower-yielding work-scopes or remain idle for periods without any compensation to the Company. There may also be off-hire periods as a consequence of accidents, technical breakdown or non-performance. The cancellation or postponement of one or more employment contracts could have a material adverse impact on the Company's earnings.

Low demand in market

The Cadeler Group relies on revenue generated from wind farm installation and related maintenance. The limited diversification in Cadeler's sources of revenue makes the Cadeler Group vulnerable to adverse developments or periods of low market demand. Demand for the Cadeler Group's services may be volatile and subject to variation for a number of reasons, including uncertainty in future demand and regulatory changes. For example, the market for offshore wind energy has recently experienced certain challenges in various jurisdictions including the United States, Denmark, the Netherlands as well as other markets, including delays in relevant supply chains, cancellation of contracts and failed government auction rounds, which could adversely affect the number of offshore wind farm projects to be developed in these markets in the future. There is a risk that similar challenges could also affect other countries. Any oversupply of vessels compared to the market demand for such vessels or similar capacity could cause contract rates to decline. Falling rates could materially and adversely affect the Cadeler Group's financial performance and results of operations. As the Cadeler Group's vessels are highly specialised for wind farm installation, redeployment to other sectors of the marine industry may be difficult or impossible to achieve, both practically and commercially.

Risks

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Macroeconomic risks

The Cadeler Group is exposed to macroeconomic and geopolitical risks, including global uncertainties due to high public debt levels, persistent inflation and elevated interest rates, the war in Ukraine, recent developments and heightened public and diplomatic focus on Greenland and Arctic security, the imposition of sanctions against Russia, conflict in the Middle East, European energy crises and supply chain disruptions. Specifically, delays in the delivery of newbuilds may arise from issues at COSCO, a Chinese shipyard, or from geopolitical tensions involving China. These macroeconomic and geopolitical factors could materially affect the Cadeler Group's business, financial results, and future prospects.

The wind energy market is influenced by the price and availability of other energy sources, including nuclear, coal, natural gas and oil, as well as other sources of renewable energy. To the extent that renewable energy, and in particular wind energy, becomes less cost-competitive due to reduced government targets, increased costs, new regulations or incentives favoring alternative renewable energy, or the availability of cheaper, more efficient or otherwise more attractive alternatives, demand for wind energy and other forms of renewable energy could decrease. Slow growth or a long-term reduction in the demand for wind energy could in turn reduce the demand for the Cadeler Group's services, which could have a material adverse effect on the Cadeler Group's business, prospects and financial results and condition.

Debt facility risks

The Cadeler Group has entered, and will in the future enter into, various debt financing agreements. The Cadeler Group's level of indebtedness exposes it to certain risks, including increased vulnerability to general adverse economic and industry conditions. In addition, the Cadeler Group's indebtedness requires the Cadeler Group to dedicate a portion of its cash flow from operations to debt payments, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions, investments, and other general corporate purposes, and potentially limiting its ability to borrow additional funds or to borrow funds at rates or on other terms it finds acceptable.

The agreements governing the Cadeler Group's indebtedness contain (and it is expected that any agreements governing any additional debt that the Cadeler Group may incur or assume would contain) various operating and financial covenants relating to the business of the Cadeler Group. For instance, there are specific financial covenants in certain of the Cadeler Group's debt facilities relating to minimum liquidity of the Cadeler Group, the Cadeler Group's equity ratio and its working capital. Certain of the Cadeler Group's debt facilities also include financial covenants relating to the fair market value of its vessels. Any failure to comply with such covenants may result in an event of default under such agreements, which may allow the applicable creditors to accelerate the related debt. Such acceleration could trigger cross-acceleration or cross-default provisions in the Cadeler Group's other debt facilities.

Liquidity risks

The Company manages liquidity risk by maintaining sufficient cash and access to committed credit facilities to meet its operational needs and installment payment obligations in respect of its newbuild vessels. The Cadeler Group's management anticipates seeking further debt financing in connection with milestone payments for the delivery of the Cadeler Group's third A-class newbuild, due to be delivered in Q2 2027.

Foreign exchange risks

The Company is exposed to foreign currency risks. A significant portion of income is invoiced in EUR, as are most costs, or in DKK, which is pegged to the EUR. As a result of the business combination, certain income is invoiced in USD. A significant proportion of the Company's commitments for the construction of newbuild vessels is payable in USD. The foreign exchange exposure arising from the newbuild contracts has been partially swapped into EUR through the Company's banks at an average USD:EUR rate of 0.8586. Another portion of the exposure has been hedged through zero-cost collar contracts, securing an average USD:EUR exchange rate range between 0.8607 and 0.9092.

Risks

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Interest rate risks

The Cadeler Group's performance is affected by changes in interest rates. The margin on the Cadeler Group's debt facilities is generally expressed as a floating rate. It is the Cadeler Group's policy to hedge up to 50% of such interest rate risk. In addition to direct impacts on the Cadeler Group, changes in interest rates may indirectly impact Cadeler's results by reducing general rates of economic growth and increasing the cost of capital for capital-intensive development projects, such as offshore wind farms, thereby reducing the attractiveness of such projects and demand for the Cadeler Group's services.

Credit risks

The Company adopts stringent procedures when extending credit terms to customers and in the monitoring of credit risk. The Company deals only with customers that have an appropriate credit history and seeks to obtain sufficient security, where appropriate, to mitigate credit risk. Historically, only immaterial credit losses have been incurred.

Laws and regulations risks

The Cadeler Group and its business are subject to laws and regulations governing the offshore industry. Future changes in the domestic and international laws and regulations applicable to the Cadeler Group and its activities are unpredictable and beyond the Cadeler Group's control. Such changes could imply the need to materially alter the Cadeler Group's operations and organisation and may prompt the need to apply for permits, which could have a material adverse effect on the Cadeler Group's business, prospects and financial results and condition. Any change in, or the introduction of, new regulations may increase the Cadeler Group's operating costs, which could have an adverse effect on its profitability. For example, changes in regulations governing vessel fuel requirements could materially affect the Cadeler Group's cost base. If any of the Cadeler Group's vessels fails to comply with the extensive regulations applicable from time to time, the Cadeler Group may be unable to continue operating such vessels without costly and time-consuming retrofits, or may be subject to financial penalties or operational restrictions which could in turn have a material adverse impact on the Cadeler Group's business, prospects and financial results and condition.

Regulatory

The Cadeler Group is subject to various regulatory and compliance requirements under international and national maritime regulations that significantly affect the ownership and operation of the Cadeler Group's fleet. These regulations mainly relate to marine safety, environmental protection, and maritime security. Below is a description of the general regulatory framework in which the Cadeler Group operates. This description should not be considered exhaustive either in respect of the subjects covered or the details provided.

International Maritime Organisation (IMO)

Most of the regulations relating to vessel operations are based on international rules issued predominantly by the IMO, the United Nations (UN) agency for maritime safety and the prevention of pollution by vessels. The primary IMO regulations include the International Conventions for the Safety of Life at Sea (SOLAS), the International Convention of the Standards of Training, Certification and Watchkeeping for Seafarers (STCW), and MARPOL.

Vessel Safety and Security Requirements

The SOLAS Convention was adopted to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (LLMC) sets limitations on liability for loss of life, personal injury, or property claims against ship owners.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"), the Cadeler Group's operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system including the adoption of a safety and environmental protection policy setting forth instructions and procedures for the safe operation of its vessels and for responding to emergencies.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (STCW). As of February 2017, all seafarers are required to meet the STCW standards and hold a valid STCW certificate.

The IMO's Maritime Safety Committee and the MEPC each adopted relevant parts of the International Code for Ships Operating in Polar Water (the "Polar Code"). The Polar Code covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed on or after 1 January 2017 and after 1 January 2018, ships constructed before 1 January 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Decarbonisation, Energy Efficiency and Air Emissions

MARPOL is applicable to vessels of any type operating under countries that are signatories to the convention and is divided into six Annexes, each regulating a different source of pollution. Annex I relates to oil leakage or spillage; Annexes II and III relate to harmful substances carried in bulk liquid form or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions.

Annex VI to MARPOL addresses air pollution from vessels. Annex VI sets limits on sulphur oxide (SOx) and nitrogen oxide (NOx) emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone-depleting substances (ODS) (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances.

Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions, as explained below. Emissions of volatile organic compounds (VOCs) from certain vessels, and the shipboard incineration (from incinerators installed after 1 January 2000) of certain substances, such as polychlorinated biphenyls, PCBs are also prohibited.

Regulatory

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Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. The IMO has, inter alia, adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") in 2004. The BWM Convention requires ships to manage ballast water in order to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens contained in ballast water and sediments. The BWM Convention's implementing regulations provide for a phased introduction of mandatory ballast water exchange requirements, which are to be replaced in time by mandatory concentration limits, and require all ships to carry a ballast water record book and an International Ballast Water Management Certificate (IBWMC).

The IMO has also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the Bunker Convention) which imposes strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tonnes to maintain insurance for pollution damage in an amount equal to the applicable limits of liability under national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the Anti-fouling Convention). The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of molluscs and other sea life to vessel hulls. Amendments were adopted in 2021 to include controls on anti-fouling systems containing cybutryne. Vessels of more than 400 gross tonnes engaged in international voyages are required to undergo an initial survey before being put into service or before an International Anti-fouling System Certificate (the IAFS Certificate) is issued for the first time; and subsequent surveys when anti-fouling systems are altered or replaced.

International Labour Organisation

The International Labour Organisation (ILO) is a specialised agency of the UN that has adopted the Maritime Labour Convention 2006 (MLC 2006). A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance are required to ensure compliance with MLC 2006 for all ships of 500 gross tonnes or more that are engaged in international voyage or flying the flag of a member state and operating from a port, or between ports, in another country.

Regulatory

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EU Regulations

Decarbonisation and energy efficiency
The EU made a unilateral commitment to reduce overall GHG emissions from its member states by 20% compared to 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) (The MRV Regulation) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires ships of more than 5,000 gross tonnage to monitor and report carbon dioxide (CO_2) emissions annually. As of 1 January 2025, the MRV regulation also applies to offshore vessels above 5,000 gross tonnage.

Effective from 1 January 2025, the FuelEU Maritime Regulation mandates a gradual reduction in the GHG intensity of energy used on board ships of more than 5,000 gross tonnage calling at EU ports. The required GHG intensity reductions are set to increase over time, starting with a 2% reduction in 2025 and targeting an 80% reduction by 2050, compared to 2020 levels. This regulation applies to all relevant ships sailing in EU waters, regardless of their flag state. FuelEU will not initially apply to offshore vessels and dredging vessels as these are deemed not to be used predominantly for transportation purposes, but a review of the legislation is scheduled by the end of 2027.

The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by vessel type, age and flag as well as the number of times the ship has been detained. The EU also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the EU with greater authority and control over classification societies, by imposing additional requirements on classification societies and providing for fines or penalty payments for organisations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced-sulphur-content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulphur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulphur content requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (so called Sulphur Emission Control Areas). As of January 2020, outside sulphur emission control areas, a global sulphur limit was introduced, requiring fuels with a 0.5% maximum sulphur content.

On 15 September 2020, the European Parliament voted to include GHG from the maritime sector in the EU Emissions Trading System EU ETS. On 14 July 2021, the European Commission formally proposed its plan, to gradually include the maritime sector from 2024, with a phased inclusion over a three-year period. This requires shipowners to buy permits to cover these emissions. On 18 December 2022, the Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS in phases, whereby shipping companies will pay for 40% of verified emissions from 2024, 70% in 2025 and 100% in 2026. Most large vessels will be included in the scope of the EU ETS from the start, with offshore vessels being included from 2027. Offshore vessels of more than 5,000 gross tonnage will be included in the EU ETS from 2027. The inclusion of general cargo vessels and offshore vessels between 400 and 5,000 gross tonnage will be reviewed in 2026.

Regulatory

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Pollution Control and Liability Requirements

EU Directive 2009/123/EC (amending Directive 2005/35/EC) on ship-source pollution and on the introduction of penalties for infringements imposes criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, although certain exceptions apply to warships or where human safety or the safety of the vessel is in danger.

Ship Recycling

The EU has put in place regulatory requirements on the recycling of vessels. The recycling of vessels is subject to various international, regional and national requirements, including the 1989 Basel Convention/EU Waste Shipment Regulation (1013/2006), the 2009 Hong Kong Convention and the EU Ship Recycling Regulation (1257/2013) which may apply depending on the flag of the vessel and the location of the vessel at the time the decision to recycle is taken. The regulations establish certain requirements relating, inter alia, to the requirements for vessels and recycling facilities to ensure that vessel recycling takes place in an environmentally safe and sound manner, impose restrictions on the installation and use of hazardous materials on ships, and establish a list of approve ship recycling facilities.



Regulatory

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Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorised by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel is certified "in class" by a classification society that is a member of the International Association of Classification Societies, the IACS.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be subject to a continuous survey cycle, under which the machinery is surveyed periodically over a five-year period. Every vessel is also required to be dry-docked periodically for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry docking or special survey, the vessel will be unable to operate between ports and will become unemployable and uninsurable and may be subject to further adverse commercial consequences.

Other Coastal State Requirements

As a matter of international law, coastal states are permitted, subject to certain restrictions, to impose requirements on vessel operations in the territorial waters. Furthermore, coastal states are entitled to exploit natural resources, such as wind power, in its exclusive economic zones and/or continental shelf subject to restrictions set out in the United Nations International Law of the Seas Convention (UNCLOS), Part II, Art. 2(2), Part V and VI, or under customary international law.

Internationally, coastal states have elected to put significantly different regulatory requirements in place. The local law requirements may relate to matters such as the ownership/nationality of the vessel, nationality and/or work permits for crew, and/or use of local port infrastructure. In the Cadeler Group's activities, the Cadeler Group is confronted with a range of government policies that restrict international trade and protect domestic industries. Such protectionist measures manifest themselves mostly through cabotage laws which protect the domestic shipping industry from foreign competition and thus prevent or limit Cadeler from operating in certain countries. Examples of such include, the United States through the Merchant Marine Act of 1920 (also known as the Jones Act), as well as in many other jurisdictions.

Corporate Sustainability Reporting Directive

The Corporate Sustainability Reporting Directive (CSRD) is an EU regulation aimed at enhancing and standardising sustainability reporting across organisations. It requires large public-interest entities, including listed companies, to disclose detailed non-financial information, related to environmental, social, and governance (ESG) matters. The CSRD, which amends the Non-Financial Reporting Directive (NFRD), mandates that companies provide information on sustainability impacts, risks and opportunities, with the aim of ensuring greater transparency and accountability. This includes the requirement for companies to follow European Sustainability Reporting Standards (ESRS) in order to align with global sustainability efforts and enhance comparability across sectors. The scope of the CSRD has been simplified under the Omnibus agreement, but continues to apply to large EU public interest entities with more than 1000 employees. The CSRD aims to improve the quality, consistency, and reliability of sustainability reporting to better inform investors, stakeholders, and policymakers.

Corporate Governance

Cadeler is incorporated in Denmark and its shares are admitted to trading on the Oslo Stock Exchange (the "OSE"). Cadeler therefore follows the Norwegian Code of Practice for Corporate Governance and applicable Danish law in respect of its corporate governance practices. In addition, and as a result of the listing of American Depositary Shares (each representing four of the Company's ordinary shares) on the New York Stock Exchange (NYSE), the Company complies with applicable United States federal securities laws and regulations as well as the rules of the NYSE, in particular the corporate governance standards of Section 303A of the NYSE Listed Company Manual, to the extent applicable to the Company as a foreign private issuer.

A description of the internal control and risk management system relating to financial reporting can be found in the Corporate Governance Report. The Company has established internal controls and risk management systems in relation to the financial reporting process. As a company listed on NYSE, the company is required to be compliant with Sarbanes-Oxley Act section 404b (SOX 404b). The company's internal control framework is based on the Internal Control – Integrated Framework 2013 as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A full copy of the Company's corporate governance code is available on the Company's website: https://www.cadeler.com/assets/uploads/PDFs/Investors/Cadeler-Corporate-Governance-Policy-2026.pdf.

Statutory CSR Report

To fulfil the requirement for statutory reporting on corporate social responsibility (CSR) under sections §99a and §107d of the Danish Financial Statements Act, and in accordance with the EU's Corporate Sustainability Reporting Directive (CSRD), the Company has integrated its annual sustainability statements into this Annual Report 2025. For the sustainability statement, see pages 40-137.

The Cadeler Group's Board of Directors

Cadeler's Board of Directors considers the maintenance of high standards of corporate governance as an essential element of the Cadeler Group's capacity to deliver on its strategy and to drive long-term value creation. The Board oversees the Cadeler Group's governance structure and processes, ensuring that these remain robust and appropriate as the Cadeler Group pursues its strategic objectives with an emphasis on execution, efficiency and growth. The Board also seeks to be responsive to the views of shareholders and other stakeholders.

Board Composition

In 2025, there were no changes to the composition of the Board. Ditlev Wedell-Wedellsborg, Colette Cohen and Thomas Thune Andersen will stand for re-election to the Board at the Cadeler Group's 2026 Annual General Meeting (AGM). The remaining directors serving on the Board were re-elected in 2025 to serve through the Cadeler Group's 2027 AGM.

Gender Diversity

Cadeler has previously communicated its objective to increase the representation of women on the Board to at least 25% by the end of 2026. Cadeler is pleased to have achieved this objective early, as the Board currently comprises two women and five men, representing 28.6% women. Cadeler aims to maintain at least the current level of female representation on the Board through 2026. See Sustainability section for further reference to Gender Diversity at Cadeler.

Corporate Governance

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Board Committees

The Board delegates certain responsibilities to its committees to assist in ensuring effective corporate governance across the business:

Audit Committee

The Cadeler Board has established an audit committee. The primary purposes of the Audit Committee are to:

- assist the Board in discharging its duties relating to the safeguarding of assets, the operation of adequate systems and internal controls, control processes and the preparation of accurate financial reporting and statements in compliance with all applicable legal requirements, corporate governance and accounting standards; and
- support the Board in its oversight of the risk profile and risk management of the Cadeler Group.

In 2025, the Audit Committee devoted considerable attention to (i) the continued implementation and testing of internal controls as required under the US Sarbanes Oxley Act of 2002, as amended, by virtue of Cadeler's listing on the NYSE and (ii) the integration of the Cadeler Group's business operations, including the migration of certain legacy operations to a unified enterprise reporting and management platform for the Cadeler Group.

The Audit Committee reports to, and makes recommendations to the Board, but the Board retains responsibility for implementing such recommendations.

Remuneration Committee

The Board has established a Remuneration Committee. The primary purpose of the Remuneration Committee is to advise the Board on the salaries and other elements of compensation of Cadeler's Executive Management and the broader Cadeler Group.

The Remuneration Committee reports to, and makes recommendations to, the Board, but the Board retains responsibility for implementing such recommendations.

Nomination Committee

Consistent with the Norwegian Code of Practice for Corporate Governance, Cadeler has established a Nomination Committee, the composition of which is determined by election by its shareholders at each AGM. Members of the Nomination Committee are not required to be, and are not currently, members of the Board.

Cadeler's nomination committee makes recommendations to the general meeting regarding the election of shareholder-elected members to the Board and to the Nomination Committee, as well as the remuneration of members of the Board.



Board of Directors

	Andreas Sohmen-Pao	Emanuele A. Lauro	Ditlev Wedell-Wedellsborg
Position	Chairman of the Board.	Vice Chairman of the Board of Directors.	Board Member and member of the Remuneration Committee. Former chair of the Audit Committee until January 2024.
Nationality:	Austrian	Italian	Danish
Born:	1971	1978	1961
Gender	Male	Male	Male
Joined the Cadeler board:	2021	2024	2020
Current election period:	2025-2027	2025-2027	2024-2026
Independence	Considered non-independent	Considered non-independent.	Considered independent.
Other management duties, etc.	BW Group Limited (Executive Chairman) BW Offshore Limited (Chairman) BW Energy Limited (Chairman) BW LPG Limited (Chairman) BW Epic Kosan Ltd (Chairman) Hafnia Limited (Chairman) Global Centre for Maritime Decarbonisation (Chairman) Lloyd's Register Foundation (member of the Board of Trustees)	Scorpio Holdings Limited (member of the Board and CEO) Scorpio Services Holding Limited (member of the Board and CEO) Scorpio Tankers Inc. (Chairman and CEO) Scorpio Offshore Holding Inc. (member of the Board) Moxie Corp (member of the Board and CEO) Gorgon Holdings Limited (member of the Board and CEO) Monaco Chamber of Shipping (Vice President) Fordham University (member of the London Advisory Council)	Wessel & Vetts Fond (Chair) Weco Travel CEE and associated companies (Chair) Vind A/S (Chair) Weco Invest (Chair) Donau Agro (member of the Board) Damptech and associated companies (member of the Board) AeroGuest (member of the Board) Niki Invest. Manager
Education	MBA, Harvard University BA Honours in Oriental Studies, Oxford University	International Business, European Business School.	BA, Stanford University MBA, INSEAD
Qualifications	More than 20 years of experience in the shipping industry. Chairman for multiple corporate boards and board experience from international listed companies.	Extensive shipping industry experience spanning two decades. Chairs multiple corporate boards and active participant in the maritime community and advisory boards.	Board experience from Nordic companies and from the transportation sector. Management experience from ship owning company.
Attendance in Board and Committee meetings 2025	4/4 Board meetings 2/2 Remuneration Committee meetings	4/4 Board meetings	4/4 Board meetings 2/2 Remuneration Committee meetings

Board of Directors

	Andrea Abt	James Nish	Colette Cohen
Position	Board Member and member of the Audit Committee	Board Member and Chair of the Audit Committee	Board Member
Nationality:	German	American	Irish
Born:	1960	1958	1968
Gender	Female	Male	Female
Joined the Cadeler board:	2023	2024	2024
Current election period:	2025-2027	2025-2027	2024-2026
Independence	Considered independent	Considered independent	Considered independent
Other management duties, etc.	Energy Technology Holdings LLC / Exide Technologies (Chair of Sustainability Committee and member of the Board) Gerresheimer AG (member of the Board)	Gibraltar Industries, Inc. (Chairman of Audit Committee and Capital Structure and Asset Management Committee) Alert360 Home Security Business (Lead Director)	Forth Ports (member of the Board) Technip Energies (member of the Board) Bluenord (member of the Board) Deepocean (member of the Board) Former CEO of the Net Zero Technology Centre.
Education	English and Spanish Philology, Rheinische Friedrich-Wilhelms University, Bonn MBA, Rotman School of Management, University of Toronto	BS in Accounting and Business, State University of New York. MBA, Wharton School of the University of Pennsylvania	BSc (Hons), Queens University MBA, Ceram Sophia Antipolis
Qualifications	Listed and non-listed board experience in European and US companies, broad executive background in a variety of functions. Specialist knowledge in procurement and logistics.	Over 30 years of experience in investment banking, serving clients across a variety of international industrial markets. Certified public accountant and adjunct professor at Baruch College, Zicklin School of Business in New York and at Pace University, Lubin.	Extensive executive experience, with a particular focus on the energy transition. Non-executive board experience, having served on the boards of several companies in the energy industry.
Attendance in Board and Committee meetings 2025	4/4 Board meetings 4/4 Audit Committee meetings	4/4 Board meetings 4/4 Audit Committee meetings	4/4 Board meetings

Board of Directors

	Thomas Thune Andersen
Position	Board Member
Nationality:	Danish
Born:	1955
Gender	Male
Joined the Cadeler board:	2024
Current election period:	2024-2026
Independence	Considered independent
Other management duties, etc.	T. Andersen Consulting (Owner) Lloyd's Register Group (Chairman) Lloyd's Register Foundation (Chairman) IMI (Senior Independent Director) BW Group (member of the Board) Lambert Energy Advisory (member of the Board)
Education	Graduate Diploma, Copenhagen Business School Senior Management Programme, Columbia University ISMP (Economics), Harvard University
Qualifications	Extensive executive experience in various leadership positions, including at A.P. Moller Maersk, and non-executive experience in both listed and privately held companies within the energy, manufacturing and marine industries, with a particular focus on the energy transition.
Attendance in Board and Committee meetings 2025	4/4 Board meetings

Executive Management

	Mikkel Gleerup	Peter Brogaard
Position	Chief Executive Officer (CEO)	Chief Financial Officer (CFO)
Nationality:	Danish	Danish
Born:	1978	1965
Gender	Male	Male
Joined Cadeler	2017	2022
Independence	Mikkel Gleerup does not have other roles or positions of trust outside the Company.	Peter Brogaard does not have other roles or positions of trust outside the Company.
Education	MBA, INSEAD, 2016 MSc in Transportation and Maritime Management, University of Southern Denmark, 2008	MSc in Accounting and Auditing, Aarhus University, 1995
Qualifications	Experience from working within the offshore wind segment for more than 17 years inter alia with Siemens Wind Power, Global Marine Systems Ltd. and A.P. Møller-Maersk.	Significant experience from the shipping industry and finance, among others as Vice President, Group Finance at the product tanker shipping company TORM Plc. where he worked prior to joining the Company.

Corporate Governance

Continued from previous page

Largest Shareholders

As of 20 March 2026, five shareholders held shareholdings in excess of 5% of Cadeler's total share capital: BW Altor Pte. Ltd. held 27.40%, Scorpio Holdings Limited held 12.09%, Folketrygdfondet held 5.26%, Marble Bar Asset Management LLP held 5.23% and Nordea Investment Management AB held 5.69%.

Purchase of own shares

At Cadeler's AGM, held on 22 April 2025, the Board of Directors was granted an authorisation for the period until 21 April 2029 to permit the repurchase by the Company of its own shares.

Between 26 May 2025 and 30 May 2025, Cadeler repurchased 395,200 of its own shares at an average price per share of NOK 49.92, corresponding to an aggregate purchase price of approximately EUR 1.7 million, in order to enable the Company to meet its obligations to employees arising under certain of its share-based incentive programmes. The Company has no current plan or intention to repurchase any more of its own shares, other than for the same purpose.

Voting Rights

As of 31 December 2025, Cadeler had 350,957,583 shares issued and outstanding, each with a nominal value of DKK 1. Each shares carries the right to one vote at any general meeting of the Company's shareholders. No shareholders have any special or different voting rights under Cadeler's Articles of Association.

Resolutions at general meetings may generally be passed by a simple majority of votes cast, unless otherwise prescribed under the Danish Companies Act or by Cadeler's Articles of Association. The approval of amendments to the Articles of Association, a dissolution of the Company, or a merger or demerger involving the Company requires at least a two-thirds majority of the votes cast, as well as of the share capital represented at the general meeting. The provisions in Cadeler's Articles of Association relating to changes in shareholder rights or a change to the Company's share capital are not more stringent than those required by the Danish Companies Act.

Change of Control

Certain of the Company's debt facilities contain change of control provisions that may be triggered if any person or group (excluding the BW Group, and, with respect to certain of the Company's debt facilities, the Scorpio Group and their respective affiliates) acquires control of 25% or more of Cadeler's voting and/or ordinary share capital. In addition, a change of control is triggered under the Holdco Facilities if the BW Group holds less than 17.5% of the shares in Cadeler.

Certain of Cadeler's customer contracts may include change of control clauses, which are considered customary for the industry.


CADELER

Sustainability Statements



General information



Disclosure requirements & incorporation by reference

Standard		Section/ Report*	Page(s)	Incorporation by reference
ESRS 2 - General disclosures				
BP-1	General basis for preparation of the sustainability statement	SUS	44	
BP-2	Disclosures in relation to specific circumstances	SUS	44	
	Datapoints that derive from other EU legislation	SUS	129-131	
GOV-1	The role of the administrative, management and supervisory bodies	SUS/MR	45-46	MR pages 31
GOV-2	Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies	SUS	47	
GOV-3	Integration of sustainability-related performance in incentive schemes	SUS/RR	47	RR page 8
GOV-4	Statement on sustainability due diligence	SUS	124	
GOV-5	Risk management and internal controls over sustainability reporting	SUS	50	
SBM-1	Strategy, business model and value chain (products, markets, customers)	SUS/MR	52	MR pages 8-11
	Strategy, business model and value chain (headcount by country)	SUS	111	
	Strategy, business model and value chain (breakdown of revenue)	FS		FS page 153-158
SBM-2	Interests and views of stakeholders	SUS	54	
SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	SUS	55	
IRO-1	Description of the process to identify and assess material impacts, risks and opportunities	SUS	58	
IRO-2	Disclosure requirements in ESRS covered by the undertaking's sustainability statement	SUS	60	

*SUS – Sustainability Statements; MR – Management Review; RR – Remuneration Report; FS – Financial Statements

Standard		Section/ Report*	Page(s)	Incorporation by reference
ESRS E1 - Climate Change				
ESRS 2, GOV-3	Integration of sustainability-related performance in incentive schemes	SUS/RR	47	RR pages 8
E1-1	Transition plan for climate change mitigation	SUS	68-70	
ESRS 2, SBM-3	Material impacts, risks and opportunities, and their interaction with strategy and business model	SUS	71	
ESRS 2, IRO-1	Description of the processes to identify and assess material climate-related impacts, risks and opportunities	SUS	72	
E1-2	Policies related to climate change mitigation and adaptation	SUS	73	
E1-3	Actions and resources in relation to climate change policies	SUS	74	
E1-4	Targets related to climate change mitigation and adaptation	SUS	76	
E1-5	Energy consumption and mix	SUS	78	
E1-6	Gross Scopes 1, 2, 3 and total GHG emissions	SUS	80	
E1-7	GHG removals and GHG mitigation projects financed through carbon credits	SUS	77	
E1-8	Internal carbon pricing	SUS	77	
E1-9	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	SUS	44	

Standard		Section/ Report*	Page(s)	Incorporation by reference
ESRS E2 -Pollution				
ESRS 2, IRO-1	Description of the processes to identify and assess material pollution-related impacts, risks and opportunities	SUS	94	
E2-1	Policies related to pollution	SUS	94	
E2-2	Actions and resources related to pollution	SUS	95	
E2-3	Targets related to pollution	SUS	96	
E2-4	Pollution of air, water and soil	SUS	96	
E2-6	Anticipated financial effects from material pollution-related risks and opportunities	SUS	44	
ESRS E5 - Resource use and circular economy				
ESRS 2, IRO-1	Description of the processes to identify and assess material resource use and circular economy-related impacts, risks and opportunities	SUS	98	
E5-1	Policies related to resource use and circular economy	SUS	98	
E5-2	Actions and resources related to resource use and circular economy	SUS	99	
E5-3	Targets related to resource use and circular economy	SUS	99	
E5-5	Resource outflows	SUS	100	
E5-6	Anticipated financial effects from material resource use and circular economy-related risks and opportunities	SUS	44	

*SUS – Sustainability Statements; MR – Management Review; RR – Remuneration Report; FS – Financial Statements

Standard		Section/ Report*	Page(s)	Incorporation by reference
ESRS S1 - Own Workforce				
ESRS 2, SBM-2	Interests and views of stakeholders	SUS	54	
ESRS 2, SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	SUS	55	
S1-1	Policies related to own workforce	SUS	103-105	
S1-2	Processes for engaging with own workers and workers' representatives about impacts	SUS	105	
S1-3	Processes to remediate negative impacts and channels for own workers to raise concerns	SUS	106	
S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	SUS	107-109	
S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	SUS	109-110	
S1-6	Characteristics of the undertaking's employees	SUS	110	
S1-8	Collective bargaining coverage and social dialogue	SUS	111	
S1-9	Diversity metrics	SUS	112	
S1-14	Health and safety metrics	SUS	113	
S1-16	Remuneration metrics (pay gap and total remuneration)	SUS	114	
S1-17	Incidents, complaints and severe human rights impacts	SUS	115	

Standard		Section/ Report*	Page(s)	Incorporation by reference
ESRS S2 - Workers in the value chain				
ESRS 2, SBM-2	Interests and views of stakeholders	SUS	54	
ESRS 2, SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	SUS	116	
S2-1	Policies related to value chain workers	SUS	118-120	
S2-2	Processes for engaging with value chain workers about impacts	SUS	120	
S2-3	Processes to remediate negative impacts and channels for value chain workers to raise concerns	SUS	120	
S2-4	Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions	SUS	120-121	
S2-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	SUS	121	
ESRS G1 - Resource use and circular economy				
ESRS 2, GOV-1	The role of the administrative, supervisory and management bodies	SUS	123	
ESRS 2, IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	SUS	58	
G1-1	Business conduct policies and corporate culture	SUS	123	
G1-2	Management of relationships with suppliers	SUS	124	
G1-3	Prevention and detection of corruption and bribery	SUS	125-126	
G1-4	Incidents of corruption or bribery	SUS	127	
G1-6	Payment practices	SUS	127	

*SUS – Sustainability Statements; MR – Management Review; RR – Remuneration Report; FS – Financial Statements

Cadeler's 2025 Sustainability Highlights

Environmental

Scope 1 GHG emissions per net revenue **decreased by 28%** between 2024 and 2025

Environmental

Biofuel blending capability successfully introduced across fleet in 2025

Environmental

New **circularity strategy** developed

Social

30% Women in Leadership target achieved in **2025**

Social

New target of **40% Women in Leadership** by **2030**

Governance

CSR Leadership Group established to execute **key ESG priorities**

Sustainability scores

	CDP		S&P Global	SUSTAINALYTICS						ecovadis		ISS ESG	
	Climate Change	Water	Corporate Sustainability Assessment (CSA)	Risks		Exposure		Risk Management		Grade	Percentile	Grade	Transparency level
2024	C		29	46,36	Severe Risk	55,7	High	33,3	Average	62/100	77%		
2025	B	C	36	34,25	High Risk	56,7	High	43,6	Average	70/100	83%	C+	High

CADELER

Basis of preparation

How Cadeler prepared the Sustainability Statements in 2025

ESRS 2 BP-1 – General basis for preparation of sustainability statements frameworks and data selection

Framework of the Sustainability Reporting

Cadeler's Sustainability Statements has been prepared in accordance with the European Sustainability Reporting Standards (ESRS) as required by the Danish Financial Statement Act. As of 31 December, 2025, the Corporate Sustainability Reporting Directive (CSRD) also requires limited assurance to be provided on the sustainability information. The reporting period for the Sustainability Statements covers the period from the 1 January 2025 to the 31 December 2025.

Scope of the Sustainability Reporting

The scope of consolidation for the Sustainability Statement does not differ from the scope of consolidation applied in the Financial Statements. The Sustainability Reporting covers value chain sustainability matters where relevant, especially throughout the disclosures of the Scope 3 emissions and ESRS S2 – Workers in the Value Chain disclosures. Cadeler allocates resources on an annual basis in accordance with planned sustainability related action plans. However, the available data is not granular enough to determine the exact CAPEX or OPEX allocated to specific action plans. As a result, there is no comprehensive overview of the total resources allocated, at this point in time, to any of the action plans related to the topical disclosure requirements in the CSRD framework. In addition, Cadeler has not yet calculated any anticipated financial effects of the impact, risks and opportunities across the topical standards.

Exceptions

No specific information in this statement has been omitted due to member state regulations or to protect any of Cadeler's intellectual property, know-how or results of innovation.

ESRS 2 BP-2 – Disclosures in relation to specific circumstances

Whereas in the 2024 Sustainability Reporting Cadeler considered long-term to cover a period of two to five years, the 2025 Sustainability Reporting adopts a broader perspective, with the long-term referring to a period starting at two years and extending indefinitely.

Taking into account the nature of its operations and the timing of the impacts and dependencies across ESG matters, Cadeler considers that a period longer than five years qualifies as long term and remains fully part of the Company's strategy. This has resulted in the following time horizons:

- Short term is defined as less than one year
- Medium term as one to two years
- Long term as more than two years

For some metrics, uncertainty stems from the measurement techniques (i.e. waste measurements are required to take place in cubic meters for compliance with MARPOL requirements whereas CSRD requests units in tonnage).
For others metrics, uncertainty arises from the availability and quality of data from the entity's upstream value chain (few suppliers are currently able to provide primary data so calculations are largely based on spend based data). Material sources of uncertainty are explained throughout the report where relevant to specific metrics.

A significant portion of Cadeler's Scope 3 reporting is not based on direct data obtained from its value chain. By definition, Scope 3 data comes from upstream and downstream operations and therefore, the Company's cannot control the collection of all information. A large portion of the scope 3 footprint has been assessed using a model developed to estimate the lifecycle carbon footprint associated with the construction and operations of the Company's windfarm installation vessels.

For many aspects feeding into Cadeler's overall scope 3 emissions, the estimations of emissions are based on either a material or process input with application of a conversion factor rather than statements directly from the value chain on their emissions. Certain categories are currently calculated using spend based data, which is inherently associated with higher uncertainty than direct measurements or estimates based on operational consumption data.

In addition, a description of the resulting level of accuracy is provided for all data, including value chain data estimated using indirect sources.

In order to ensure the application of the Company's policies by business partners, Cadeler requires them to acknowledge and sign the Code of Conduct and to respect the principles and values that Cadeler embraces. Cadeler is working on increasing the level of accuracy of metrics that include value chain data estimated using indirect sources.

Reporting methodologies are disclosed within each ESRS section of this report to describe the practices applied to the quantitative data presented. In these descriptions, Cadeler presents information related to the metrics included within the relevant ESRS section. These methodologies disclose where data is subject to high levels of measurement uncertainty, the sources of such measurement uncertainty, and whether assumptions, approximations or judgments have been applied.

Governance and organisation of sustainability matters

ESG Governance

ESRS 2 GOV-1 – The role of the administrative management and supervisory bodies

The Cadeler Group's Board of Directors consists of seven non-executive members, of whom five (71.4%) are considered independent members and none are employee-elected. All members' CVs and merits are presented in the Management Review.

Two out of seven top managerial positions are held by women, representing 28.6% of the Board of Directors. In the other managerial positions, women hold three out of nine roles, meaning that 33.3% of the Senior Leadership Team is composed by women.

The Chairman of the Board also serves as Chair of the Global Centre for Maritime Decarbonisation, strengthening the insight on climate issues within the Board of Directors. One member of the Board has extensive knowledge of procurement and experience that is valuable for topics such as potential impacts on workers and corporate governance aspects of the value chain. Another Board member has focused her career in recent years on the energy transition, and their experience strengthens the Board's collective knowledge of climate change and the risk and opportunities of decarbonisation.

Regarding other material issues, such as pollution, circularity and impacts on the own workforce, Cadeler has subject matter experts within its workforce that can be leveraged by the Board of Directors and Executive Management. External advice can also be sought whenever additional knowledge is required on any topic.



Audit Committee
Board of Directors
Remuneration Committee
Advocates for Sustainability as part of strategy
Executive Team
Overall Sustainability and target responsibility
Senior Leadership Team
CSRD Board
Defines, owns and oversees execution of the Sustainability Strategy
Environment
Decarbonization
Operations
HSEQ
Sustainability
Social
People & Culture
Marine HR
HSEQ
Ethics & Compl.
Governance
Legal
Procurement
Ethics & Compl.
Core Finance

Governance and organisation of sustainability matters

Continued from previous page

To ensure that other ESG topics are managed in a manner consistent with industry standards and expectations, all core ESG topics are owned by a department with relevant competencies:

- The Sustainability and Performance Department drives the Company's decarbonisation efforts and overall sustainability strategy.
- Cadeler's People and Culture Department (onshore HR) and Marine HR Department (offshore HR) are responsible for employment-related matters, including ensuring the Company follows up-to-date labour standards, maintains a positive work environment and that personnel receive proper training to keep up with potential changes arising from the transition to a sustainable economy.
- Cadeler has an Ethics and Compliance function that manages risks related to Company governance, anti-bribery and corruption practices, human rights practices, etc. This function works in coordination with the Procurement Department to push Cadeler's expectations for sustainability practices towards Cadeler's supply chains and monitor supply chain risks due to issues such as human rights and corruption.
- The Health, Safety, Environment and Quality (HSEQ) Department manages risks to workers in the workplace and ensures that the Company's safety management system implements appropriate measures to protect the health and safety of Cadeler's workforce.
- The Legal Department contributes to the preparation of the Sustainability Report through ongoing regulatory monitoring, advising on governance-related matters, and ensuring that the Company's operations remain aligned with applicable environmental and social standards.
- The Core Finance team oversees the preparation of non-financial reporting, performs internal audits of sustainability data, and ensures the report's compliance with the Corporate Sustainability Reporting Directive (CSRD).

The CEO has overall responsibility for important ESG matters and escalates issues to the Board of Directors as they have the ultimate responsibility. A review of climate-related matters is conducted periodically in coordination with the publication of the Annual Report. The Board uses this opportunity to reassess how sustainability is embedded into the Company's strategy and governance framework. Other important matters arising throughout the year are handled on an as-needed basis. Any matters originating from Cadeler's employees are introduced to the Board of Directors through the CEO. Cadeler's corporate governance framework is intended to decrease business risk, maximise value and utilise the Company's resources in an efficient and sustainable manner for the benefit of shareholders, employees and society at large.

The Board has delegated specific responsibilities for the management of material impacts, risks and opportunities (IROs) and has established clear goals for the Company in its Corporate Social Responsibility (CSR) policy and instructions to the Executive Management, both of which form part of Cadeler's corporate governance documentation. The Board is responsible for ensuring that Cadeler has sound internal controls and systems for risk management (including those in respect of corporate values, ethical guidelines and guidelines for CSR) that are appropriate and in proportion to the nature and scale of the Company's activities.

To support the Board on matters related to sustainability, a broad range of expertise is directly represented at executive and senior leadership levels through subject matters experts including the Chief Sustainability and Performance Officer, Chief People and Culture Officer and Chief Legal Officer.

The Board must, at a minimum, carry out an annual review of the Company's risk exposure and risks management, including CSRD topics. The Board ensures that such reporting reflects the Company's corporate social governance performance, strategy, policies and targets.

ESG Processes and organisation

Continued from previous page

ESG Internal Communication

ESRS 2 GOV-2 - Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies

The Board sets the overall direction for Cadeler's sustainability engagement through approval of major policies, targets, performance metrics, material IROs, and through its review and approval of the Annual Report, including the Sustainability Statements. Management's proposal for the material IROs is presented in the first instance to the Audit Committee, and subsequently to the Board of Directors. For the first time in 2024, the Board of Directors considered all material IROs as part of its review of Cadeler's Double Materiality Assessment (DMA).

Although Cadeler has a process to inform Management of material IROs, the Company is implementing a formal structure to report on its due diligence processes and the effectiveness of sustainability-related IROs, consistent with its enterprise risk management framework.

ESG Performance and Incentives

ESRS 2 GOV-3 – Integration of sustainability-related performance into incentive schemes

Sustainability-related measures are included in the Company's corporate key results and performance against such metrics is considered in the determination of the annual bonus remuneration for all Group employees, including members of the Company's Management team. In 2025, sustainability-focused targets represented 16.6% of the Company's corporate key results (with the corporate key results having weighting of 70% in the calculation of individual incentive awards, meaning that the portion of incentive compensation directly linked to sustainability targets was 11.6%).

Climate-related considerations are not currently individually factored into the remuneration of members of the Company's administrative, management or supervisory bodies. The sustainability-related metrics cover both safety culture, overseen by the HSEQ department, and sustainability, managed by the Sustainability and Performance department. Regarding safety culture, the incentive is based on the level of implementation of the management system. For sustainability, the metric used in the calculation is the level of completion of sustainability training. These targets are described in the Objectives and Key Results (OKR) accessible to all employees via the Company's intranet.

Sustainability-related performance included in Cadeler Remuneration Policy, sets out the principles for remuneration of the Executive Management and the Board of Directors. The Remuneration Committee reviews the remuneration annually, with final approval by the Board of Directors.

ESG Due Diligence

ESRS 2 GOV-4 – Statement on due diligence

Cadeler aims to progressively strengthen the integration of sustainability considerations into its governance, strategy and operational decision-making processes. In 2024, the Company established the position of Chief of Sustainability & Performance Officer to support the integration of sustainability considerations into its overall strategy. This role facilitates communication between operational teams and Executive Management by keeping the Executive Senior Leadership Team regularly informed of sustainability-related impacts, risks and opportunities

The Audit Committee has overall responsibility for overseeing risk management and internal control systems. In 2025, Cadeler further developed its Internal Control over the Sustainability Reporting (ICSR) framework.This includes the implementation of a new reporting system for financial and sustainability information, thereby supporting the Company in strengthening data monitoring and further automating the reporting process.. In addition, Cadeler decided to develop and implement additional preventive and detective controls designed to reduce the risks of omissions and misstatements in sustainability reporting.

In 2024, the Company conducted a DMA to identify and evaluate material IROs. The process involved relevant internal functions and subject matter specialists. The assessment considered:

- The potential and actual impacts of the Company's activities on environmental and social matters; and
- The financial risks and opportunities arising from sustainability-related matters.

ESG Processes and organisation

Continued from previous page

The outcomes of the DMA continue to inform the Company's sustainability reporting and prioritisation of actions in 2025. The Company intends to periodically review and update the assessment to reflect changes in its activities and operating context.

In addition, a Human Rights Impact Assessment (HRIA) was performed in early 2025 to identify salient human rights risks associated with the Company's operations and supply chain. Based on this assessment, the Company formalised a three-year plan aimed at addressing identified human rights risks.

The Company has established policies and procedures intended to promote responsible business conduct across its operations and value chain. Before entering any business relationship, suppliers are subject to an assessment carried out by Procurement and Health and Safety to ensure compliance with Cadeler's policies. During the Request For Quotation (RFQ), suppliers are requested to provide information regarding their ISO certifications, including ISO 45001, ISO 14001 and ISO 9001.

The Company's governance framework also includes:

- Supply Chain Code of Conduct that sets out requirements for suppliers in relation to environmental management, health and safety, human rights, labour practices, business ethics and community-related matters,a
- An HSEQ framework including Health, safety, environmental and quality considerations; and,
- A Sustainable Development Policy outlining commitments relating to environmental protection, labour standards and human rights.

While policies are in place, the Company acknowledges that further development of procedures and monitoring mechanisms is ongoing in order to strengthen oversight and consistency of implementation.

Cadeler plans to identify areas for improvements through the sustainability ratings and questionnaires so that sustainability considerations are progressively integrated into the Company's strategy, governance and business model. In order to fully integrate sustainability and improve due diligence, the Company plans to work on ESG data so that the monitoring of the Company's actions can be evaluated more precisely and the targets defined with more insights. Sustainability due diligence is part of Cadeler's sustainability performance and as such the Company considers that it needs to keep progressing every year to contribute, where relevant, to selected United Nations Sustainable Development Goals (SDGs) through its policies, actions and targets. Cadeler has identified the following goals to which it seeks to contribute:

- Good health and wellbeing,
- Decent work and economic growth,
- Affordable and clean energy,
- Reduced inequalities,
- Responsible consumption and production,
- Life below water,
- Climate action,
- Partnerships for the goals.



CORE ELEMENTS OF DUE DILIGENCE	PARAGRAPHS/SECTIONS IN THE SUSTAINABILITY STATEMENT
a) Embedding due diligence in governance, strategy and business model	• Disclosure of how administrative, management and supervisory bodies determine whether appropriate skills and expertise are available or will be developed to oversee sustainability matters • Information about identity of administrative, management and supervisory bodies or individuals within body responsible for oversight of impacts, risks and opportunities • Disclosure of whether, by whom and how frequently administrative, management and supervisory bodies are informed about material impacts, risks and opportunities, implementation of due diligence, and results and effectiveness of policies, actions, metrics and targets adopted to address them
b) Engaging with affected stakeholders in all key steps of the due diligence	• Interests and views of stakeholders • Description of methodologies and assumptions applied in process to identify impacts, risks and opportunities
c) Identifying and assessing adverse impacts	• Description of methodologies and assumptions applied in process to identify impacts, risks and opportunities • Description of material impacts resulting from material assessment
d) Taking actions to address those adverse impacts	• E1: disclosure of transition plan for climate change mitigation • E1: actions and resources related to climate change mitigation and adaptation • E2: actions and resources related to pollution • E5: actions and resources related to pollution • S1: action plans and resources to manage its material impacts, risks and opportunities related to its own workforce • S2: disclosures of actions on material impacts on value chain workers and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions
e) Tracking the effectiveness of these efforts and communicating	• E1: Disclosure of whether and how GHG emissions reduction targets and (or) any other targets have been set to manage material climate-related impacts, risks and opportunities • E1: Tracking effectiveness of policies and actions through targets • E2: Tracking effectiveness of policies and actions through targets • E5: Tracking effectiveness of policies and actions through targets • S1: Targets set to manage material impacts, risks and opportunities related to own workforce • S2: Disclosure of targets related to managing material negative impacts, advancing positive impacts and managing material risks and opportunities

ESG Processes and organisation

Continued from previous page

Managing ESG reporting Risks and Controls

ESRS 2 GOV-5– Risk management & internal controls over sustainability reporting

Cadeler integrates sustainability-related risks into its overall enterprise risk management (ERM) framework, ensuring these risks are assessed and monitored alongside broader risks. The process provides a structured approach for identifying and evaluating risks. The risk assessment covers sustainability-related risks such as working conditions, health and safety, anti-corruption and bribery, and climate change. Risks are prioritised based on likelihood, potential impact, and time horizon. Mitigating actions are defined and implemented by designated risk owners in collaboration with relevant functions. Cadeler's sustainability-related risks and associated actions are disclosed within the relevant ESRS sections of this Sustainability Statement. Cadeler has established internal controls over sustainability reporting aimed at reducing the risk of misstatements or incomplete information. In preparing its Sustainability Reporting, Cadeler manages each business element linked to the sustainability data to be published by:

- Ensuring the integrity and consistency of Internal Control over Sustainability Reporting (ICSR),
- Identifying and assessing the risks and providing the Audit Committee an objective perspective on potential exposure,
- Evaluating the existence, adequacy and design of controls to ensure the reliability of Sustainability Reporting, considering its materiality and complexity,
- Monitoring execution of controls in accordance with the definitions set out in the risk and control matrices, through inspection of supporting evidence and consultation with the controls owners (scheduled for implementation in 2026),
- Contributing to the implementation of the corrective actions identified through reviews of ICSR, and
- Assessing and evaluating ICSR supporting documentation, confirming that all risks and controls have been properly documented (to be carried out in 2026).

Risks identification must consider the concept of DMA as defined in the CSRD. DMA aims to identify, assess and categorize IROs. Control activities are designed to prevent errors or fraud that could affect Sustainability Reporting and, more broadly, Cadeler's ESG strategy.

Accounting manuals have been developed for ESRS datapoints to establish data collection and recording processes and facilitate review. Sustainability data undergo at least two levels of review, and each datapoint is reviewed by someone other than the individual responsible for its collection prior to publication of this report. Cadeler began integrating sustainability reporting into its systems in 2025 and will continue enhancing this automation in 2026.

As a fast-growing Company, Cadeler acknowledges that its expansion creates new risks. Accordingly, Cadeler takes into account the evolving context of the Company, including, for example:

- An increasing number of assets,
- A growing workforce,
- Expansion into new markets.

The Audit Committee reviews both sustainability and financial reporting. Review of Sustainability Reporting occurs on an annual basis, while review of the processes and resources dedicated to sustainability reporting has occurred as needed throughout the year.

The findings from the risk assessment and internal control activities related to the sustainability reporting process are integrated into the operational processes. Identified risks and control deficiencies are communicated to the relevant functions, including the Sustainability and Core Finance. Based on these findings, corrective actions and control enhancements are defined and incorporated into existing procedures, such as data collection protocols, validation controls and reporting guidelines. Core Finance coordinates the implementation of these improvements. Alignment with the Company's overall internal control framework will be integrated in the coming years. Significant findings and remediation actions are reported to Senior Leadership and, where relevant, to the Audit Committee. Progress on the implementation of corrective actions will be monitored periodically to ensure continuous improvement of the reliability and robustness of the sustainability reporting process. Risks were identified for each sub-process based on their ESG impact and likelihood of occurrence. Data collection is inherently subject to some level of measurement uncertainty. Uncertainties exist for some variables that are difficult to measure and which require a proxy, while some datasets are based on sampling. Some factors require assumptions in order to either calibrate data or fill in data gaps. Examples include using financial spend-based estimates for certain categories of scope 3 emissions, application of proxies for data gaps. Where Cadeler uses proxies, assumptions, conversion factors, etc., it aims to have multiple people involved in the decision-making process to ensure that the reasoning applied is backed by sound argumentation. The data collection process is conducted by the end of the year to ensure the most up-to-date information is reviewed and disclosed. A CSRD compliance check is performed to ensure the disclosures meet ESRS requirements. Both data collection processes are internally audited to ensure they meet reporting requirements.

Strategy, business model and value chain

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	Sustainability Mission	Targets	Deep dive
Environment	**Efficient operations with fewer emissions for every wind turbine installed, promoting circularity of resources and protecting the ecosystems and communities where Cadeler operates**	**2030:** Reduce company-wide scope 1 and 2 emissions intensity by 50% Source 100% of the electricity consumption from renewable sources Reduce waste from own operations by 50% **2035:** Deliver net-zero operations Reduce Scope 3 emissions by 35%	ESRS E1 ESRS E2 ESRS E5
Social	**Maintain a safe, engaging, diverse, equitable and inclusive work environment on and offshore**	**2025:** 30% women in leadership positions ✓ **2030:** 40% women in leadership positions **Ongoing priorities:** Aim for zero lost time incidents and zero recordable cases Promote inclusivity in the workplace and zero tolerance for discrimination and harassment Ensure fair labour practices and develop promote respect for human rights	ESRS S1 ESRS G1
Governance	**Operate the business ethically and aim to implement practices that also hold Cadeler's supply chain to the same standard**	**2030:** Work towards having all Cadeler's key suppliers commit to the Supply Chain Sustainability Code of Conduct **Ongoing priorities:** Promote sustainability across value chain Perform supplier screening and due diligence for business ethics, human rights and environmental practices	ESRS S2 ESRS G1

Strategy, business model and value chain

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Cadeler's Business Model

ESRS 2 SBM-1 – Strategy, business model and value chain

Cadeler's core business involves the safe, reliable and high-quality installation of offshore wind turbines using cutting-edge specialised Wind Turbine Installation Vessels (WTIVs). These vessels, which Cadeler builds, owns and operates, are designed to operate efficiently in challenging offshore environments, and Cadeler continually invests in new vessels with innovative technologies and processes to reduce emissions and minimise environmental impact.

Cadeler's key inputs from a sustainability perspective include fuel and energy for vessel operations, materials and components used in fleet maintenance and upgrade projects, and the skills and expertise provided by the workforce and suppliers. These inputs are sourced through our operational activities and established supplier relationships across the value chain.

Cadeler collaborates closely with developers, suppliers and other operators to ensure timely and safe project execution. Cadeler has offices in Denmark, the United Kingdom, Taiwan, Japan, Monaco and the United States. Currently, the Company has vessels operating off the coasts of Europe, Taiwan and the US. For further information about the business model, please refer to the "Business Review".

An overview of the Company's business is presented in the Management Review, in the This is Cadeler section. Key figures relating to employee head count are presented below, in the Management of the own workforce. Total revenue for the financial year is presented in the Management Review, in Key Financial Figures.

Cadeler's Strategy towards a Sustainable Future

Despite ongoing geopolitical uncertainties around the world, Cadeler expects that the offshore market will continue to grow at a rapid pace. Cadeler is well positioned to support the expansion of the offshore renewables market, with a strategy built on delivering reliable, efficient and lower-carbon services to the industry, thereby enabling it to meet the growing global demand for renewable energy.

Cadeler recognises its role in supporting the energy transition and advancing the industry's move toward alignment with the Paris Agreement. Cadeler's strategic focus is to embed sustainable practices and mindsets across its operations, allowing the Company to build alliances around a shared vision, and create long-term value for the Company's shareholders.

To achieve this priority, Cadeler has implemented a Sustainable Development Framework which is based on Company's growth and reviewed periodically. The Sustainable Development Framework is committing to leadership in matters of environment, health and safety, employment and corporate responsibility, both internally and across the value chain. Cadeler pursues long-term objectives towards sustainable growth, prioritising decarbonisation, operational excellence and improving the circularity of its operations – while ensuring the highest standards of ethics and compliance. These goals and ambitions apply to the entire business of Cadeler, focusing on offshore wind installation and O&M services.

Cadeler's sustainability-related goals currently apply to all its operations. As the Company currently provides only offshore wind installation and maintenance services, these goals cover its entire business. If Cadeler expands into activities with different sustainability considerations in the future, it will establish specific goals appropriate to those operations.

Cadeler supports the Global Compact's 10 Principles and the 17 UN Sustainable Development Goals (SDG). The Company focuses on 8 SDG goals, relevant to its operations, using them to guide the sustainable development strategy.



3 GOOD HEALTH AND WELL-BEING
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
17 PARTNERSHIPS FOR THE GOALS

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Creating value with Cadeler's partners

Cadeler actively engages with its value chain partners to promote ethical conduct, sustainable practices across their products and services, and respect for human rights. Cadeler's key value chain activities are illustrated below and include the construction of vessels, the manufacture of vessel equipment, the manufacture of project-specific equipment, energy and electricity (hydrocarbon fuels and some renewables), engineering services, the provision of vessel consumables and stores, the transportation of personnel and equipment, and port services.



CADELER
Extraction of raw materials
Transportation of the raw materials
Manufacturing & Construction of the vessels
1 2 3 4 5 6 7 17 18
19 20 21 22 23 24 25 26 28
Upstream
Administration of the business
Loadout operations
Foundations (FOU)
Wind Turbine Generator (WTG)
Operations & Maintenance (O&M)
1 2 3 4 5 6 7 8 9 10
11 12 13 14 15 16 26 27 28 29
Own Operations
Power generation
28
Downstream

The icons displayed above are further detailed in the Double Materiality Outcome.

Double Materiality Assessment

Stakeholders's ESG engagement

ESRS 2 SBM-2 – Interests and views of stakeholders

In 2024, the outcome of the DMA, based on consultation with Cadeler's main stakeholders, was aligned with the topics previously identified by Cadeler. So stakeholders' engagement generally reaffirmed that the key focal points of Cadeler's sustainability strategy are on the right track. A reassessment of marginally immaterial topics has been performed in 2025. Further information is elaborated in the Cadeler DMA approach in 2025. In general, stakeholder engagement is used to either reaffirm the direction of the sustainability strategy or to identify areas where the current strategy may deviate from stakeholder expectations. Where any gaps are identified between the Company's current approach and stakeholders expectations, Cadeler aims to use stakeholder feedback to inform potential changes to its strategy, including policies, actions, and targets.

Cadeler engaged with different stakeholders in a variety of ways. The use of multiple approaches highlights the diversity of stakeholders and reflects tailored engagement methods, ensuring that the Company understands the stakeholders' ESG expectations and industry standards. Engagement with the different stakeholders has been coordinated by Sustainability and Performance, under the responsibility of the Chief of Sustainability.

Cadeler plans to improve its process for engagement of stakeholders on an annual basis. Firstly, to ensure a balanced distribution and holistic perspective, external stakeholders need to be selected based on distinct clusters of stakeholders involved in or affected by the Company's operations. Participants need to be chosen to represent these clusters adequately, ensuring that all relevant perspectives are accounted for in the final results. Regarding the management and employees' selection, it is important to ensure a representative and balanced selection by including employees from various departments and geographical regions, to obtain feedback from a diverse cross-section of the workforce. Then, Cadeler expects to experiment with many processes to get feedback: from one-to-one interviews, focus groups/workshops/online surveys or academic and sector research or documentation analysis. The CSRD defines the frequency of sustainability reporting under the ESRS as annual. However, Cadeler concludes, based on appropriate evidence, that the outcome of the prior reporting period's DMA is still relevant at the reporting date, so the preparation of the Sustainability Statement as of 31 December 2025 uses the conclusions reached in 2024.

For the 2025 reporting year, no significant amendments were made to the business strategy or the reporting model as a result of stakeholder engagement.

Stakeholders	Engagement	Purpose
Customers & business partners	One-to-one meetings focused on ESG topics, client questionnaires, website reviews and audits.	Ensures alignment on ESG goals and understanding of client expectations.
Employees	Workshops involving representatives from various departments with a focus on internal ESG initiatives.	Ensures employee perspective, drives ESG initiatives and informs company sustainability practices.
Value chain workers	Indirect engagement through supplier and procurement activities. Staying up to date with guidance from organisations such as UN Global Compact.	To ensure ethical labour practices and sustainability in the supply chain.
Industry bodies & regulators	Engagement with working groups on regulated topics using industry group guidance for shaping ESG policies.	To stay informed on industry standards, share best-practices and contribute to sector-wide sustainability efforts.
Investors & Banks	Questionnaires, inclusion of ESG requirements in financing agreements and focus on standards such as SFDR and SASB that are broadly used in the financing sector.	To ensure alignment with investor expectations around sustainability and ESG reporting, ensure Cadeler complies with requirements for green financing instruments.
Suppliers	Collaboration with procurement departments, internal workshops and reviews of supplier websites for ESG practices.	To assess suppliers' ESG practices against international standards and ensure responsible sourcing and sustainability in the supply chain.

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Financial effects of Cadeler's ESG topics

ESRS 2 SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model

E1 Climate change

- Climate change adaptation: Climate change poses a range of acute risks to Cadeler and its supply chain. These risks include potential unavailability of critical products, delays in vessel or equipment delivery, and disruptions to port operations, all of which can impact project timelines and costs. Additionally, extreme weather events and changing climate conditions may result in higher insurance premiums and increased operational challenges. These climate-related impacts can have significant consequences for both the Company and its stakeholders, affecting financial performance.
- Climate change mitigation: Climate change mitigation presents both challenges and opportunities for Cadeler. Risks include constraints on access to alternative fuels and the increasing cost of carbon, which may increase operational expenses. New climate protection legislation could impose additional compliance costs or require significant adjustments to business practices. For instance, the carbon pricing scheme ETS 2 requires polluters to pay for their GHG emissions while generating revenues to finance the green transition. Shipping companies are required to monitor and report their emissions and surrender a corresponding number of emission allowances. From 2027, Cadeler will be required to report 100% of its carbon emissions. However, these changes also bring opportunities, such as incentives for advancements in renewable energy markets and potential cost reductions through the adoption of more sustainable technologies and practices.
- Energy: Energy-related challenges and opportunities are also important for Cadeler. Improvements in energy efficiency can lead to cost reductions and potentially provide a competitive advantage in the market. However, the limitations shore power due to insufficient local grid infrastructure could result in continued reliance on onboard power generation and increased operational costs.

E2 Pollution

- Microplastics: Pollution, including the presence of microplastics in the environment, presents potential financial risks for Cadeler. Changes in EU packaging legislation could lead to increased products costs or challenges related to the availability of compliant materials, affecting both supply chain costs and product delivery. Additionally, compliance with flag state requirements may impose additional operational and compliance costs. These factors could result in fines, sanctions, and reputational damage, as well as increased insurance premiums. Adapting to evolving regulations and mitigating pollution-related risks will be crucial to managing both financial and operational impacts.
- Pollution of air: Air pollution regulations pose significant financial and operational risks for Cadeler. Non-compliance with Emission Control Areas (ECAs) or NOx limits could result in fines, sanctions, and reputational damage. In response to increasingly stringent environmental regulations, there may be a mandatory requirement to install Selective Catalytic Reduction (SCR) systems on O-class vessels and Wind Scylla, which could lead to substantial capital expenditure related to retrofitting. In addition, extreme weather events linked to climate change could disrupt operations, delay projects, and increase operational costs. The combination of stricter regulations and climate impacts may also influence access to capital, as investors and lenders increasingly consider sustainability and environmental risks in their decision-making processes.
- Pollution of water: Effective control of water pollution has the potential to provide Cadeler with a competitive advantage, demonstrating environmental responsibility and compliance with regulations. However, any adverse incident related to water pollution—such as spills or contamination—could significantly undermine this advantage, affecting the Company's reputation and public perception. Such incidents could also result in increased regulatory scrutiny, fines, and additional operational costs, highlighting the importance of maintaining robust environmental practices to safeguard both the Company's market position and public trust.

E3 Water and marine resources

- Water & Marine resources - Water discharges into the oceans: Uncontrolled or unplanned water discharges into the ocean pose a significant risk to both the environment and Cadeler's reputation. Such discharges could negatively impact marine resources and local water quality, leading to regulatory fines, sanctions and potential reputational damage. In addition to the environmental consequences, public perception of the Company could be affected, making it crucial to implement stringent control measures to prevent such incidents and ensure compliance with environmental standards.

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E4 Biodiversity and ecosystems

- Impacts on the state of species: Concerns regarding species population levels and the potential impacts on biodiversity could lead to cancellations of wind farm projects currently in the pipeline, particularly if development sites are found to be in critical habitats. Additionally, stricter environmental regulation could impose limitations on working schedules, particularly during sensitive breeding and migration periods for protected species, which may further delay project timelines and increase operational costs.

E5 Resource use and circular economy

- Resources inflows, including resource use: The transition to a circular economy introduces both opportunities and risks for Cadeler, particularly in terms of resource inflows and the use of resources. The limited availability of critical materials could disrupt operations and lead to project delays or increased costs. Additionally, the increasing pricing on materials, including steel, driven by supply chain constraints and market volatility, could further increase operational expenses. These challenges underscore the importance of securing sustainable supply chains and assessing alternative materials to mitigate risks associated with resource availability and price volatility.
- Resources outflows related to products and services: In the context of a circular economy, resources outflows associated with the disposal of products and services are becoming increasingly important. More stringent EU regulation on vessel decommissioning could result in higher costs due to enhanced environmental and safety standards, requiring more complex and potentially costlier processes for disposal and recycling. Similarly, the introduction of stricter requirements for other equipment could lead to increased operational expenses, as businesses may need to invest in more sustainable and compliant solutions. These regulatory developments emphasise the need for forward-looking strategies in equipment lifecycle management and waste reduction.
- Waste: Effective waste management becomes increasingly important for Cadeler's operations. Improper waste disposal or non-compliance with evolving regulatory requirements could lead to fines and sanctions, as well as damage to the Company's reputation. Stricter requirements for waste handling and recycling may further complicate operations, increasing both the cost and complexity of compliance. The risk of non-compliance underscores the importance of robust practices and proactive management to avoid potential legal and financial penalties.

S1 Own Workforce

- The working conditions of Cadeler's employees may materially impact operations as health and safety are paramount in the shipping industry. Any incident at the industrial sites could result in financial losses due to penalties and compensations related to the incidents and adverse reputation impacts. Incidents can also take the form of harassment towards employees. Such incidents could lead to lost time, sick leave, a diminution of motivation and less overall efficiency in the team in general. Consequently, it could result in higher costs for the Company which Cadeler seeks to anticipate and prevent.

S2 Workers in the Value Chain

- Working conditions are also considered a risk for the workers in the value chain, particularly from a training and skills development perspective. Cadeler considers that strong performance can increase efficiency and quality of services and products delivered to Cadeler. Thus, the risk is mainly driven by cost efficiency considerations.
- Forced labour poses reputational risks from a financial performance perspective. Any incidents of forced labour within the supply chain may affect the Cadeler's brand and reputation. The Corporate Due Diligence Duty is considered by Cadeler as part of its business and the Company seeks to manage this process as an inherent part of its business practices to avoid any costs, mainly fines, and impact on the revenue including loss of business.
- The protection of personal data represents matter that could bring significant financial risks, particularly since the GDPR entered into force. Any breach in terms of privacy that could appear within the value chain would be financially and economically damaging to Cadeler as improper management of personal data by Cadeler could result in fines. An insecure whistleblower hotline may also adversely affect the Company image and consequently its commercial performance.

G1 Corporate Culture

- Any incident related to corruption or bribery could result in adverse impacts on the Cadeler's brand, as well as fines and increased legal defense costs. Management of suppliers' relationship could affect suppliers' willingness to engage with Cadeler. This could affect the ability to procure necessary services and goods, the possibility to improve cost efficiency, and Cadeler can be liable for wrongdoing of a supplier in certain jurisdictions.

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Resilience of Cadeler's Strategy and Business Model

Cadeler works to meet the ESG requirements of the countries in which it operates. The Company aims to deliver effective monitoring of its impact on these subjects, ensuring that risks associated with its operations are appropriately identified and managed. To sufficiently manage sustainability-related impacts, the organisation must consider all the issues relevant to its operations, such as:

- Environment: Air pollution, water pollution, sewage management, waste management, soil contamination, climate change mitigation and adaptation, and resource use and efficiency,
- Social: Working conditions, equal treatment and equal opportunities for all, and other work-related rights
- Governance: Corruption and bribery, corporate culture, and the management of relationships with suppliers including payment practices.

To control and improve environmental and social performance, Cadeler has a management manual, an HSEQ policy and a sustainable development policy in place. These documents outline the corporate practices for working towards a more sustainable future, by maximising positive environmental impacts, minimising and taking accountability for negative impacts. Cadeler's ISO 14001:2015 certified environmental management system establishes a framework formal policies, processes and requirements implemented to minimise environmental impacts from its operations. It covers all Cadeler's vessels, operational sites, offices and activities. A dedicated Ethics and Compliance (E&C) function has been established to be able to monitor the performance of the Company and to set ambitious targets in this area. Regulatory requirements can become more restrictive, and it is important to anticipate such developments and address them at an early stage.

Emissions for Scope 1, Scope 2 and Scope 3 activities are tracked and reported annually. To report on emissions, Cadeler looks to the GHG Protocol Corporate Standard as its guide. The Company uses the definition of operational control to set its organisational boundary, and therefore aims to account for emissions from all facilities and assets where it has the authority to introduce and implement operating policies. Cadeler has monitoring equipment installed on board its vessels to track the consumption of fuel, lube oils and other substances that eventually result in the release of CO_2 and other GHG into the atmosphere. The marine gas oil purchased is required to meet the sulphur emission caps applicable in the North Sea and Baltic regions (0.1% concentration). Additionally, NOx emissions from the vessels may not exceed the upper limits set out in MARPOL Annex VI.

The Company monitors consumption of F-gases used as refrigerants. Cadeler also has a water management plan in place, under which the fresh water consumption is tracked and any discharges of ballast water or grey water from the vessels are recorded. Another core element of environmental management on board the vessels is the garbage management plan. Cadeler records its total waste generation and ensures waste segregation onboard enabling proper management when waste is offloaded on the quayside. The vessels also have a shipboard marine pollution emergency plan, which outlines the practices intended to prevent spills into the ocean. It ensures that crews are trained to respond in the event of an incident and have the necessary clean-up equipment available.

Sustainability is part of Cadeler's business model through the Company's contribution to climate change mitigation. However, the shipping sector represents around 3% of global greenhouse gas emissions. In response, the Company is taking steps to enhance operational efficiency and reduce emissions where feasible. As a fast-growing Company, Cadeler is still developing its business model but the strategic direction towards a more sustainable economy is clear. Even if the regulatory environment is evolving slowly, the Company's objective is to stay ahead of European and National directives and legislation. For this reason, sustainable data management is embedded in the Company's short-term and long-term strategy. The competitiveness of the Company depends on its ability to anticipate and address sustainability-related issues in the coming years. Cadeler has designated dedicated departments responsible for managing decarbonisation, sustainable development and environmental matters.

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Impact, Risk and Opportunity management

ESRS 2 IRO-1 - Description of the process to identify and assess material impacts, risks and opportunities

As a large Company, Cadeler is required to disclose its material IROs, which are in turn mapped to sustainability matters (i.e., topics, subtopics, sub-sub-topics). In 2025, Cadeler assessed that no significant events occurred that would trigger a major change in the DMA, meaning that the IROs remained the same as those disclosed in the 2024 Annual Report.

The process conducted in 2024 for the identification of IROs began with an assessment of the Company's overall context. To determine the material topics, the Company first analysed its activities, business relationships, value chain, affected stakeholders, and strategic objectives.

Various stakeholders were involved, including internal specialists. Cadeler overhauled its process for the performance of a materiality assessment as compared to previous years to comply with the DMA requirements under the CSRD. The process was divided into the following steps:

Preparation

This step involved defining a long list of potentially material topics to be included in the DMA. Cadeler considered all topics required in the ESRS, including industry-specific topics from existing analyses and material topics identified in previous years. The outcome was a comprehensive list of potentially material ESG topics used for the next step of the process.

Identification

This step involved gathering information relevant to assessing the impact and financial materiality of the various topics. Cadeler mapped its value chain and identified where IROs occur, set scope boundaries, identified separate business areas, geographical linked IROs, and received feedback from internal and external stakeholders regarding their perception of relevant IROs. This step resulted in a mapped value chain and a long list of IROs to be assessed for materiality.

Assessment

In this step, Cadeler assessed the identified IROs for impact and financial materiality. Workshops were conducted in which IROs were reviewed line by line, first discussed by internal subject matter experts and then ranked based on a defined set of criteria. IROs were ranked for impact materiality based on scope, scale, irremediability and likelihood, while they were ranked for financial materiality based on the severity of the financial impact and likelihood. Based on the scoring (from 1 to 5 for impact materiality and from 1 to 20 for financial materiality), the ranking was classified into four categories: insignificant, low, material, and critical. Cadeler chose to apply both approaches in order to align financial materiality with the risk approach already used for the Financial Statements. The results were consolidated and calibrated before being presented to Executive Management and the Audit Committee for final approval.

CSRD Preparation

Based on the results of the DMA, the material topics were mapped to relevant ESRS disclosure points. Cadeler identified applicable disclosure requirements and performed a gap assessment in 2024, involving internal data owners, resulting in a list of material disclosure requirements and datapoints. In 2025, the list of material disclosure requirements was reviewed, with no changes to the scope of disclosures, except for phase-in data points that became mandatory due to Cadeler's headcount exceeding 750 employees.

The connections between impacts and dependencies and the associated risks and opportunities have been analysed to ensure the business is not jeopardized. A climate-risk assessment has been conducted to ensure that Cadeler's assets and activities are not significantly threatened by these impacts and dependencies. At the same time, the organisation participates in an annual assessment of its impacts and opportunities as part of the CSRD reporting process.

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Cadeler DMA approach in 2025

In 2025, Cadeler reassessed topics that were marginally immaterial in 2024.

Cadeler endeavoured to identify the business risks and opportunities that ESG topics could bring. Cadeler considers that ESG risks are pervasive and can affect the balance sheet, the P&L, the cash flow in short-, medium- and long-term. Cadeler organized workshops aiming to identify whether any change in circumstances occurred, which would have conducted to a new IROs assessment. It resulted from this analysis that no additional material IRO needed to be disclosed.

In accordance with EFRAG implementation guidance, a value chain mapping was prepared covering Cadeler's key business segments, activities, stakeholders, resources, customers, and geographical areas, together with a mapping of upstream and downstream activities and their associated internal and external resources. Every sustainability-related risks within the value chain are presented to the Audit Committee in the same manner as other types of risks. The Audit Committee reviews all risks during the meeting, and the prioritisation of the risks is discussed in this context.

In 2025, the results of the DMA were submitted to Executive Management, which approved maintaining the same reporting scope as in 2024, as no major changes to the business model occurred. As in 2024, Cadeler has not yet formally integrated the DMA into its overall business risk management processes. And yet, the results of the DMA have been communicated to those responsible for overall business risk management. Cadeler has not yet determined how these processes can be more closely integrated in future iterations. Cadeler intends to further elaborate on this process in 2026.

Non-material topical standards

No material IROs were identified for either S3 or S4 due to the nature of Cadeler's business which is offshore and service oriented rather than product oriented. During the 2024 DMA, IROs were identified for E3, but this was not assessed as material and therefore, not reported in the Sustainability Reporting. Cadeler considered its water withdrawals, water consumption, and water discharges in its assessment. Water extraction and consumption were not considered material due to operation in areas that aren't normally facing water shortages along with the ability to convert seawater to fresh water on most of its vessels. Discharges were not considered material as Cadeler treats blackwater and ballast water onboard its vessels, and reports any potential pollution risks under E2. For E4, Cadeler considered direct impact drivers of biodiversity loss, including how the Company's contribution to climate change, seabed impacts, potential collisions with wildlife, ballast exchanges, and noise disturbances may affect biodiversity. E4 has been identified as material in 2025 reassessment. Cadeler uses the phase-in option and is getting prepared to disclose information as respect in 2027.

Biodiversity Materiality Assessment

Cadeler assessed Biodiversity and ecosystems as material from the financial perspective. The assessed material IRO is the potential cancellation of windfarms, limitations on working schedules and potential for slowed growth of the industry due to limited available zones for deployment or general public disapproval due to impacts on species. Cadeler assessed that its own operations have limited and largely temporary biodiversity impacts, mainly during installation phases. Cadeler notes that the downstream value chain (i.e. windfarm owners) have a longer term impact with a change in sea-use within the offshore windfarm sites, but Cadeler has limited control over windfarm developments.

Regardless, Cadeler acknowledges that biodiversity has become an increasingly important topic and intends to outline a biodiversity strategy in the coming years. Cadeler's sustainable development policy and HSEQ policies currently commit to reducing impacts on the environment but do not currently make specific mention of biodiversity. Cadeler will consider how to address the topic during the next scheduled review of Company policies.

Cadeler has not yet set specific targets related to biodiversity, but does take relevant actions to avoid negative impacts on biodiversity. The Company's fleet operates in compliance with IMO MARPOL requirements, some of which are aimed at avoiding negative impacts on marine ecosystems. Cadeler's vessels operate with ballast water treatment plants onboard; the vessels follow approved ballast water management plans; Cadeler has performed patch tests for new paint coatings in an attempt to find suitable less impactful products; the Company uses noise mitigation measures for foundation installations in areas assessed to have sensitive marine mammal populations and aims to reduce its air emissions to reduce contribution to climate change and other pollutant levels, which can have negative impacts on ecosystems.

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ESRS 2 IRO-2 - Disclosure requirements in ESRS covered by the undertaking's sustainability statement

Please see the section "ESRS 2 - Data points that derive from other EU legislation" and "Disclosure requirements & incorporation by reference".

Sustainability program is directly linked to the tables in annual report. Cadeler considers that its activities did not change sufficiently in 2025 to justify any change to the identified material topics. However, as several questions about Biodiversity impacts and dependencies were raised throughout the year, the Decarbonisation and Performance department assessed the Biodiversity topic, resulting in the identification of a material risk. Cadeler chose to apply the Phase-in option and the Biodiversity topic will therefore be disclosed in the 2027 Sustainability Report. Since data collection for Biodiversity is particularly complex and Cadeler aims to be well prepared for disclosing this topic, the next two years will be used for evaluating the dependencies and impacts and to determine the metrics on which the Company will focus.


CADELER
WIND PEAK

Double Materiality Assessment

Environment	1	Climate change mitigation
	2	Energy
	3	Pollution of air
	4	Pollution of water
	5	Microplastics
	6	Resources inflows, including resource use
	7	Waste
Social	8	Own workforce: Health & Safety
	9	Own workforce: Measures against violence and harassment in the workplace
	10	Own workforce: Privacy
	11	Own workforce: Diversity
	12	Own workforce: Gender equality and equal pay for work of equal value
	13	Own workforce: Work-life balance
	14	Own workforce: Social dialogue
	15	Own workforce: Freedom of association,the existence of works councils and the information, consultation and participation rights of workers
	16	Own workforce: Collective bargaining, including rate of workers covered by collective agreements
	17	Workers in the value chain: Adequate wages
	18	Workers in the value chain: Health and safety
	19	Workers in the value chain: Training and skills development
	20	Workers in the value chain: Measures against violence and harassment in the workplace
	21	Workers in the value chain: Diversity
	22	Workers in the value chain: Forced labour
	23	Workers in the value chain: Privacy
	24	Workers in the value chain: Child labour
	25	Workers in the value chain: Gender equality and equal pay for work of equal value
Governance	26	Incidents of corruption and bribery
	27	Corporate Culture
	28	Management of relationships with suppliers including payment practices
	29	Prevention and detection of corruption and bribery

Please note that all following Environmental, Social and Governance topics are material for Cadeler as of 31.12.2025.



Impact materiality
Financial Materiality
1
6
23
8
22
19
20
18
21
9
26
28
27
17
10
2
3
12
25
29
11
13
24
14
7
15
16
4
5

Double Materiality Assessment

Impact: Actual | Potential | Positive | Negative | Opportunity | Risk

				IRO	Upstream	Own operations	Downstream	Short term	Medium term	Long Term
Environment	E1	1	GHG emissions from our operations and emissions from our supply chain *have* a negative impact on **climate change mitigation**	Actual negative	x	x		x	x	x
			Cadeler's operations focused on enabling transition to renewable energies *having* a positive impact on **climate change mitigation**	Actual positive		x		x	x	x
			Transition risks related to changing legislation on **climate change mitigation** *can* arise in the future	Risk		x			x	x
			Global transition to renewable energy sources *represents* an opportunity for **climate change mitigation**	Opportunity		x		x	x	x
		2	**Energy** intensity of Cadeler and its supply chain *has* a negative impact on **climate change**	Actual negative	x	x		x	x	x
	E2	3	Vessels emissions and supply chain emissions leading pollutants *have* a negative impact on **pollution of air**	Actual negative	x	x		x	x	x
		4	Spills to marine environment *can have* a negative impact on **pollution of water**	Potential negative	x	x		x	x	x
			Vessels discharges such as greywater and ballast water *have* a negative impact on **pollution of water**	Actual negative		x		x	x	x
		5	Operational wastes *have* a negative impact on pollution being source of **microplastics**	Actual negative	x	x		x	x	x
	E5	6	Resources use required for operations and building of vessels *have* a negative impact as regards **resources inflows, including resource use**	Actual negative	x	x		x	x	x
			Potential resources constraints *can* pose pricing risk for our operations as regards **resources inflows, including resource use**	Risk		x			x	x
		7	**Waste** from output operations *has* a negative impact in terms of circular economy	Actual negative	x	x		x	x	x
Social	S1	8	The work of Cadeler's employees at industrial sites *can have* a negative impact in terms of **health & safety**	Potential negative		x		x	x	x
			Negative incidences in terms of **health & safety** in our own operations *can* pose a risk for Cadeler's brand	Risk		x		x	x	x
		9	**Negative incidences of violence and harassment** *can* pose a risk for Cadeler's brand, and can affect employee retention and ability to recruit	Risk		x		x	x	x
		10	Collection of key information (GDPR) *can have* a negative impact on employees' **privacy**	Potential negative		x		x	x	x
		11	Equal opportunity employer practices *have* a positive impact on **diversity**	Actual positive		x		x	x	x
			Lack of **diversity** *can* have a negative impact on some employees for thriving, and an effect on level of comfort found at workplace	Potential negative		x		x	x	x
		12	Equal pay for work of equal value *has* a positive impact in terms of **gender equality and equal pay for work of equal value**	Actual positive		x		x	x	x
			A lack of **gender equality and equal pay for work of equal value** *can have* potential for negative impacts on career development	Potential negative		x		x	x	x
		13	Offering flexible hours *has* a positive impact on **work-life balance**	Actual positive		x		x		
		14	Open lines of communication for **social dialogue** *have* a positive impact on working conditions of Cadeler's employees	Actual positive		x		x		
		15	**Freedom of association, the existence of works councils and participation rights of workers** *has* a positive impact on Cadeler's employees	Actual positive		x		x		
		16	**Collective bargaining, including rate of workers covered by collective agreements** *have* a positive impact on Cadeler's employees	Actual positive		x		x		
	S2	17	**Supplier's policies and practices over inadequate wages** *can represent* a negative impact for supplier's employees	Potential negative	x			x		
		18	Potential for safety incidents or injuries across value chain *can have* a negative impact on the **health & safety** of workers	Potential negative	x			x		
		19	Not accessing appropriate **training and skills development** *can* pose quality risks of products and services bought and then sold by Cadeler	Risk	x			x		
		20	Potential for **harassment** *can* have a negative impact on individuals in the value chain	Potential negative	x			x		
		21	Unequal pay and unequal access to career opportunities based on **diversity** characteristics other than gender *can have* a negative impact on individuals	Potential negative	x			x		
		22	Potential incidents of **forced labour** in supply chain *can* impact negatively workers of the value chain	Potential negative	x			x	x	x
			Negative incidences in supply chain due to **forced labour** *can pose* a risk for Cadeler's brand	Risk	x			x	x	x
		23	Improper protection of **privacy** of personal data (i.e. bank accounts for payment of salaries) *can have* a negative impact on workers	Potential negative	x			x	x	x
			Potential for improper management of **privacy** of personal data by Cadeler *can* result in fines. Insecure whistleblower hotline may affect company image	Risk	x			x	x	x
		24	Potential incidents of **child labour** in supply chain *can have* a negative impact of this category of workers	Potential negative	x			x		
		25	**Potential for systemic gender inequality and inequal pay**, and inequal access to career development *can have* a negative impact on workers	Potential negative	x			x		
Governance	G1	26	An **incident of corruption and bribery** *pose a risk* to negatively impact Cadeler's image	Risk	x	x		x	x	x
		27	Cadeler aims to support a **corporate culture** fostering the transition to a world built on renewable energy which *can have* a positive impact	Potential positive		x		x	x	x
		28	**Relationship with the suppliers including payments practices** *can* pose a risk on the success of the business	Risk	x	x	x	x	x	x
		29	**Training provided to employees on corruption, bribery and other business conduct** *has* a positive impact on the ethics of Cadeler's business	Actual positive		x		x	x	x

Double Materiality Assessment

Description of material impacts, risks and opportunities resulting from materiality assessment

1 Climate change mitigation (E1)

Actual negative impact:

GHG emissions from operation of Cadeler's windfarm installation vessels, emissions from its supply chain: Cadeler's vessels currently operate using marine gas oil as the main source of energy. Although the purpose of operating Cadeler's vessels is to install and maintain offshore windfarms, the vessels require large amounts of energy to perform the task at hand. Cadeler aims to reduce its emissions of GHGs by focusing on improving energy efficiency, making operational changes, and using increasing amounts of renewable fuels and electricity to cover the Company energy consumption. These improvements take time, but Cadeler aims to reduce its impacts over the coming decade and aims at closing the gap towards net-zero for its own operations by 2035.

Actual positive impact:

Cadeler is a pure play operator, solely focused on serving the offshore renewables industry. The result of Cadeler services can be measured in terms of MW installed or, indirectly, household-equivalent electricity consumption installed and serviced.

Risk:

Transition risks related to changing legislation and climate mitigation: increased political support for pushing climate mitigation could see further measures similar to the EU ETS implemented and having some financial impacts on companies. Conversely, reduced support for the buildout of renewables could see a slowdown in the market Cadeler serves.

Opportunity:

Global transition to renewable energy sources: Cadeler expects continued growth in the global offshore wind industry and therefore expects further opportunities for the growth of its business.

2 Energy consumption of Cadeler and its supply chain (E1)

Actual negative impact:

Cadeler's vessels require energy to operate, which is currently supplied largely by fossil fuel sources. To reduce the negative impacts of energy consumption, Cadeler aims to reduce energy demand by implementing further energy-efficiency initiatives and by decarbonising the energy it consumes.

Risk:

Potential resource constraints may pose pricing risk for key resources for Cadeler's operations: the key resources include steel, marine gas oil, biofuels, methanol and other potential fuels. The Company's operations are quite dependent on access to certain resources and energy sources. Variations in the market value of certain items have the potential to impact the business.

3 Pollution of air (E2)

Actual negative impact:

Emissions of air pollutants are mostly related to the operation of Cadeler's vessels. A key part of the strategy is to use shore power where available on future projects to reduce air pollutants in ports, near population centres.

4 Pollution of water (E2)

Potential negative impact:

Offshore operations have an inherent risk of spilling fuel and other chemicals into the marine environment. Cadeler works to minimise this risk through proper chemical management, by practicing oil cleanup drills and ensuring proper processes for bunkering and storage of fuels and chemicals.

Actual negative impact:

Grey wastewater is generated by domestic activities such as using sinks and showers or doing laundry and dishwashing. Greywater can be contaminated with microplastics, micro-organisms, chemicals such as detergents and other materials. Ballast water is used in ship ballast tanks for stability. Ballast water can be a source of invasive species upon release but is treated on Cadeler's vessels with ballast water treatment systems that meet IMO requirements before being released back into the oceans.

5 Microplastics (E2)

Actual negative impact:

Use of single-use plastics across Cadeler's operations and value chain contributes to the creation of microplastics after disposal. Paint coats on the vessels contribute to microplastic pollution in oceans as they break down over time, as does runoff from onboard laundry services. Cadeler is in the early phases of mapping its sources of microplastic pollution and aims to set improvements in place that begin to reduce the Company's contribution to the global microplastic issue.

6 Resources inflows, including resource use (E5)

Actual negative impact:
Resources use required for operations, building of vessels: examples include mining of iron ore required for production of steel that is used for building the vessels, cranes and project equipment. Cadeler aims to identify opportunities for reusing and using recycled materials where possible.

7 Waste (E5)

Actual negative impact:
Operational and accommodation waste from the vessels have a negative impact on the environment. Waste from Cadeler’s office buildings. Cadeler monitors waste output and has set a target of reducing waste by 50% by 2030. The Company aims to achieve this goal by redirecting waste from landfilling to reuse and recycling wherever possible as well as by reducing Cadeler’s overall consumption.

8 Health and Safety (S1)

Potential negative impact:
Cadeler's vessels are industrial sites that are often located offshore. The offshore industry in general, due to harsh oceanic and weather conditions, the nature of the work and isolation from shore, poses an elevated risk to the health and safety of workers. Cadeler’s safety management system is in the core of everything it does, ensuring continuous improvement of health and safety risks at the Company’s worksites aiming at reducing risk as much as possible.

Risk:
Since the offshore industry can have a negative impact to the health and safety of workers, Cadeler considers that HSEQ incidents may happen and they have potential to result in brand issues or lawsuits.

9 Measures against violence and harassment in the workplace

Risk:
Although not likely, Cadeler views any risk of harassment or discrimination as a serious risk for its brand and the trust the employees place in the business. Risk of incidents is not widespread, but would impact individuals significantly. To reduce the risk of incidents, Cadeler has policies in place that make its position known and ensure that employees know that it has no tolerance for harassment and discrimination and will do everything in its power to protect employees against such incidents.

10 Other work related rights: Privacy (S1)

Potential negative impact:
Cadeler collects certain key information on its employees as part of required employment processes. As this is necessary, Cadeler works to ensure that data storage and data management are responsible and secure, aiming to reduce the risk of data leaks and exposure to cybercrime to the lowest extent possible.

11 Equal treatment and opportunities for all: Diversity (S1)

Actual positive impact/Potential negative impact:
Cadeler is an equal opportunity employer and has seen the benefit of its position, as it is able to attract a diverse workforce. The Company believes this is fundamental to offering a workplace where employees can thrive and find a sense of belonging. The Company believes its performance in this area affects the entire workforce, although potential for negative impacts would be felt most strongly by affected individuals.

12 Equal treatment and opportunities for all: Gender equality (S1)

Potential negative impact/potential positive impact:
Equal opportunity and equal pay impact on the professional and personal development of employees. Cadeler aims to improve its performance in this area to make sure this topic, which has the potential to have negative impacts, has a positive impact on Cadeler’s workforce.

13 Work-life balance (S1)

Actual positive impact:
Cadeler views its offering of flexible working hours, number of vacation days, equal opportunities for parental leave regardless of gender, etc. as core to ensuring employee satisfaction.

14 Social dialogue (S1)

Actual positive impact:
Cadeler has established many lines for its employees to voice their concerns and feedback on how it operates its business. Safety representatives are elected from among the workforce on O-class vessels. Safety coaches onboard S- and Z-class are appointed by the Company. Quarterly meetings are set up with the COO and Head of HSEQ for seafarers to have a platform to share their voice. Cadeler has established Speak Up! and well-being hotlines to further support employees.

15 Freedom of association, the existence of works councils and the information, consultation and participation rights of workers (S1)

Actual positive impact
Cadeler views freedom of association as a right for its employees but does not track what percentage of its employees make use of this right. Additionally, via the supply chain Code of Conduct, the Company requires that its suppliers respect the right of their own workforce to freedom of association.

16 Collective bargaining, including rate of workers covered by collective agreements (S1)

Actual positive impact
Many of the seafarers are hired on collective bargaining agreements, ensuring Cadeler meets the requirements for labour conditions and wages set by the maritime authorities it operates under.

17 Adequate wages (S2)

Potential negative impact
Cadeler views adequate payment of workers as an important aspect of a sustainable business. Cadeler recognises the risk that some companies across any supply chain could potentially not live up to the expected standard. For this reason, supply chain due diligence and management is an important part of Cadeler's growing business and is an area the Company works to mature year after year. This potential negative impact is considered systemic.

18 Health and safety (S2)

Potential negative impact
Cadeler sees the potential for safety incidents or injuries across the value chain. It is therefore viewed as an important part of Cadeler's supplier onboarding process to check how the business partners manage safety. This potential negative impact is considered systemic.

19 Training and skills development

Risk:
Access to appropriate training has an impact on the career development of affected individuals. Ensuring access to training is viewed as a risk for Cadeler, as the quality of products and services is dependent on employee access to sufficient training.

20 Measures against violence and harassment (S2)

Potential negative impact
Systemic negative impacts on individuals potentially affected related to harassment cases. Cadeler aims to work with suppliers who have policies in place that align with its supply chain requirements.

21 Diversity (S2)

Potential negative impact
There is a potential risk of systemic unequal pay for equal work and unequal access to career development opportunities across the supply chain, based on diversity characteristics other than gender.

22 Potential incidents of forced labour in supply chain (S2)

Potential negative impact
While unlikely, any potential incident is expected to have grave impacts on the affected individual. The Company aims to reduce the systemic potential impact/risk of any impacts via due diligence of suppliers, performance of human rights impact assessments, and appropriate reporting mechanisms.

Risk:
Negative incidents in supply chain could negatively affect Cadeler's brand and have negative impact on delivery of products and services to Cadeler.

23 Protection of personal data (S2)

Potential negative impact:
Potential for personal data leaks, including data of people in the value chain, has the potential to negatively affect individuals and has potential to affect Cadeler via EU GDPR. Cadeler aims to ensure that personal data is only collected when necessary and erased when no longer needed. Additionally, Cadeler maintains its IT systems to ensure a high level of security. This potential negative impact/risk is considered widespread.

Risk:
Potential for improper management of personal data by Cadeler could result in fines. Insecure whistleblower hotline may affect the Company image.

24 Potential for instance of child labour in supply chain (S2)

Potential negative impact
Although unlikely, any incident in the supply chain or even extended supply chain has the potential to greatly impact the affected young individuals. This potential negative impact is considered systemic.

25 Gender equality and equal work of equal value (S2)

Risk
There is a risk for systemic unequal pay for equal work, and unequal access to career development opportunities across supply chain.

26 Incidents of corruption and bribery (S2)

Risk:
Although Cadeler has systems in place for training employees in proper conduct, an incident would have the potential to negatively impact Cadeler's image. Cadeler continues to work on educating its employees about proper business conduct and maintaining a culture where there is no tolerance of incidents of bribery or corruption.

27 Corporate culture (G1)

Potential positive impact
One of Cadeler goals is to facilitate the transition to a world built on renewable energy, aiming to set a more sustainable course for people and planet. Cadeler aims to support this goal with corporate policies and culture aligned with the corporate values.

28 Management of relationships with suppliers including payment practices

Risk:
Cadeler's relationship to its suppliers has both short-term and long-term influence on the success of its activities, as the Company relies on mutually beneficial partnerships with the suppliers of the products and supporting services necessary for delivering its operations. Cadeler aims to offer fair contracts and meet its payment terms.

29 Prevention and detection, including training on corruption & bribery (G1)

Actual positive impact
Training provided to employees on corruption, bribery and other business conduct issues has the potential to positively influence behaviour. Such training is vital for ensuring that employees understand how to operate ethically across all functions, locations and activities.

Environment



Tackling Climate Change

Tackling Climate Change

E1-1 – Transition plan

As the offshore wind industry sharpens its focus on lifecycle GHG emissions, demand for lower-carbon solutions across the value chain is accelerating. Cadeler is committed to meeting this shift with innovative strategies and sustainable practices. Cadeler has a decarbonisation plan in place, but this plan does not fully meet the definition of a “transition plan” as per all required characteristics set out in the EU CSRD regulation. The current decarbonisation plan covers the full business. SBTi has published sector-specific guidance for the shipping industry indicating that a carbon intensity reduction between 51% and 61% is required to meet the IPCC 1.5-degree scenario. Cadeler has set an intensity reduction target of 50% by 2030. SBTi’s shipping guidance also requires net-zero emissions by 2050 for alignment with the Paris Agreement. Cadeler’s net-zero target is within this boundary. Cadeler aims to continue exploring its commitment to Science Based Targets (SBTi) for future verification. Cadeler is not excluded from the EU Paris-aligned Benchmarks. As part of the continued development, the Company is working to further clarify how the targets align with the Paris-aligned 1.5-degree pathway.

The Company’s transition plan has been developed by the Sustainability and Performance team and approved by the Executive Management and Board of Directors. Cadeler believes that its transition plan needs to be embedded it the overall Company strategy. Hence, concrete yearly metrics and actions are set in the Corporate Objectives, which are prepared and approved by the Senior Leadership Team. Additionally, the Executive Senior Management and the Board of Directors review the budget for executing the decarbonisation roadmap on an annual basis. This budget is specifically allocated to vessel retrofits, alternative fuels, training of crews or industry collaboration, amongst other priorities.

Emissions for Scope 1 and Scope 2 activities have been tracked and reported annually since Cadeler’s IPO in 2020. In 2024, Cadeler also started presenting its full Scope 3 emissions, capturing the upstream and downstream impacts related to its operations. In consequence, Cadeler also set its Scope 3 ambitions with a 35% emissions reduction target by 2030. To report on emissions, Cadeler uses the GHG Protocol Corporate Standard as a guide and, in 2025, also started acquiring annual verification of its GHG reporting in accordance with the ISO 14064 standard. Cadeler obtained its first verification in accordance with the ISO 14064 for 2024 GHG emissions report. Since the Company uses the definition of operational control to set its organisational boundary, Cadeler aims to account for emissions from all facilities and assets where it has authority to introduce and implement operating policies as Scope 1 emissions. Cadeler updates its list of potential emission sources on an annual basis. This process is managed by the Sustainability and Performance team, which is also responsible for developing methods to measure emissions from any newly identified emission sources, ensuring that such sources within the organisational boundary are included in the emissions accounting process.

As part of Cadeler’s ongoing efforts to enhance climate-related financial transparency, the Company is working to integrate analytical accounting capabilities that will allow the organisation to systematically identify, track, and report climate-related OpEx and CapEx.

Sustainability & Performance department role

Cadeler has a Sustainability and Performance department that is responsible for the implementation of its transition plan. The Chief Sustainability and Performance Officer, leads this department, sits on the Executive Senior Leadership team, and has responsibility for both the design and execution of the strategy and roadmaps for decarbonisation initiatives. This strategic decision was a consequence of the Company’s recognition of both importance and the complexity of addressing the challenges within these areas.

Strategy for decarbonising Cadeler’s operations

Cadeler continues to focus on reducing its emissions through three key levers:
1) optimising energy consumption
2) enabling direct electrification, and
3) adopting sustainable fuels.

1) Optimising Energy Consumption

Cadeler’s existing vessels operate on a baseline system that relies on marine gas oil for power generation. While full decarbonisation will require significant investment in optimising energy consumption, direct electrification, and/or the adoption of alternative fuels, Cadeler considers that further decarbonisation is technically feasible. Accordingly, Cadeler does not consider its vessel-related emissions to be locked in.

Tackling Climate Change

Continued from previous page

Unlocking the potential for optimised energy consumption across the fleet remains a top priority for Cadeler in the short and long term. This involves the continuous assessment and implementation of both operational and technological energy-efficient solutions for existing assets to further reduce carbon intensity. The new builds are delivered with many technical energy efficiencies in the vessel design. Understanding energy consumption onboard the vessels is a critical focus area for improving efficiency. In 2024, Cadeler rolled out energy efficiency monitoring dashboards, providing increased awareness and data to drive actionable improvements. To maximise the potential of the vessel efficiencies and support a continued focus on optimising operations, specific energy-efficiency training for crews was initiated in 2024 and expanded in 2025, first on the O-Class, and planned for fleet-wide implementation in the coming years. Additionally, Cadeler has placed a strong emphasis on delivering newbuild assets with significantly higher levels of efficiency by design. Together, these initiatives form the foundation of Cadeler's transition to a future lower-carbon fleet.

2) Enabling direct electrification

Due to the nature of Cadeler's cycle-based operations, electrifying the vessels through shore-power connections while loading and unloading at port will be an essential driver of emission reductions. In 2025, this solution is already enabling both onboard the O-class vessels and the newbuilds and is estimated to result in up to an 15% reduction in annual emissions when onshore infrastructure becomes available. Benefiting from renewable power sources while at berth, however, requires the port and grid infrastructure to be developed before the vessel systems can be used. Cadeler has a continuous focus on working closely together with its major service ports and customers to overcome the onshore infrastructure barriers.

3) Adopting sustainable fuels

The transition towards the use of alternative fuels in Cadeler's vessels will be essential for the Company's decarbonisation journey. Sustainable fuels are a necessary part of the pathway towards its net-zero commitments, and have potential to provide up to 95% GHG emission reductions. In 2024, Cadeler prepared its operations, vessels and crews to start blending certified biofuels and renewable diesel in the current O-class vessels, as these provide a readily available solution for reducing emissions related to engine combustion, replacing fossil fuels. This feasibility was successfully demonstrated by biofuel testing completed on Wind Osprey in early 2025 and has been followed up with biofuel blending on Wind Orca in December 2025. Additionally, a major focus of Cadeler is on building a fleet of vessels capable of operating on alternative fuels of the future. With the ordering of seven newbuilds, work has continued throughout 2025 to prepare these vessels and ensure they are ready for future conversion. In 2023, green methanol was identified as the optimal and earliest available option following increased demand for this fuel within the shipping sector, which has encouraged the entire supply infrastructure to be developed in the coming years. In 2024, Cadeler signed the first Letter of Intent (LOI) for the future provision of green methanol and will continue assessing alternative fuel available in the market going forward.

Decarbonisation Model to meet Cadeler's 2030 and 2035 climate targets (see next page for graphic)

Cadeler views the reduction of emissions at source as a more effective and responsible strategy than reliance on carbon offsetting to achieve reductions in its carbon footprint. As the fleet has grown significantly, the absolute Company emissions are expected to increase with the growth of the fleet, but Cadeler aims to reduce emissions intensity of its operations and reduce average emissions of the vessels in its fleet. The Company does not envision a linear decrease in emissions but rather considers decarbonisation to be a transition process involving continuous improvements and upgrades until 2035 and beyond, based on technical readiness of key decarbonisation technologies and the Company's growth projections.

Tackling Climate Change

Cadeler Decarbonization Pathway



160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
Absolute emissions (tCO_2e)
CO_2 intensity (tCO_2e/MW)
32
28
24
20
16
12
8
4
50% intensity reduction
Historical data
Forecast
Net Zero
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
Decarbonization levers
(contribution share in %)
Adopting green fuels
Enabling electrification
Optimizing energy consumption
Enabling electrification
Optimizing energy consumption
Adopting green fuels

Tackling Climate Change

Continued from previous page

ESRS 2 SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model(s)

Cadeler's operations are largely focused on marine transportation and installation activities. While the Company's main assets are vessels, and therefore not stationary, they are exposed to harsh offshore weather conditions which require appropriate safety precautions and engineering measures.
Cadeler sees some potential for varying levels of weather-related operational downtime with respect to its own operations as a slight risk due to changing wind and precipitation patterns. The Company also recognises some elevated risks within its supply chain where fixed assets and providers, such as ports and shipyards, are exposed to climate-related risks, including extreme precipitation events, flooding, droughts, storms, changing wind patterns and heat waves which may periodically interrupt operations or in some cases, damage infrastructure that Cadeler relies on for its vessel operations or the delivery of core operational equipment and provisions.
Cadeler has considered physical climate hazards as defined by the EU Taxonomy requirements as part of a climate risk assessment. For the assessment, Cadeler considered its own vessel operations, including all known future wind farm locations at the time of the assessment, all known ports that would be used to complete these projects, and potential impacts on core suppliers such as shipyards and a shortlist of critical equipment providers. Cadeler first performed a climate risk assessment in December 2023 and has now performed a second iteration of this assessment. Cadeler used a third party Climate Risk Tool to assess physical risks that may be faced by Cadeler and its supply chain. Using the information produced by this tool, Cadeler finalised its second internal assessment of its exposure to the identified risks in early 2026. The platform assessed the 28 climate-related hazards defined by the EU Taxonomy. The second resilience analysis was finalised in early 2026, and the resulting report was shared with relevant stakeholders within the Company. The first step in the process was to assess exposure to risks arising from Cadeler's operations and supply chain setup. To achieve this, Cadeler mapped its operations and supply chain to identify potential climate-related hazards. These hazards were then analysed using the Climate Risk Tool to evaluate risk exposure at Cadeler's main offices, installation sites, ports and key supplier locations. Criticality of locations was adjusted based on financial importance to the Company.

Cadeler focused on impacts through two time horizons (2030 and 2050) under the RCP 8.5 scenario. This scenario was selected for the initial climate risk assessment to identify all potential impacts on the Company because the 8.5 model provides the most visible representation of risks. This approach enabled Cadeler to determine whether climate impacts could pose a material risk to its business. In future iterations, Cadeler plans to adopt a more nuanced approach, incorporating multiple RCP scenarios to further examine the likelihood and severity of the identified risks. In 2025, Cadeler continues to see a relatively low level of vulnerability within its own operations due to climate-related impacts. The primary risk is likely to be changing weather conditions affecting the weather downtime of the vessels. Cadeler did identify medium and high levels of vulnerability in some parts of its supply chain; for example, at ports due to potential flooding and high wind incidents which could result in extended periods of inaccessibility due to possible infrastructure damage. Additionally, elevated risk for impacts when it comes to on-time delivery of vessels and larger items of equipment were identified, as some manufacturing facilities are located in riverine and coastal areas in typhoon-impacted regions. As a result, an elevated potential for damage to supplier facilities due to high winds, changing precipitation and flooding was seen in the climate risk model. As of 31 December 2025, only 2 ordered newbuilds remain undelivered.

Cadeler's vessels can be redeployed if damaging climatic conditions are forecasted. For this reason, Cadeler views its own operations as having a relatively low vulnerability to asset damage. However, there is a vulnerability to increased operational downtime due to changing weather conditions. Cadeler aims to ensure that its contractual agreements are designed to minimise exposure to potential changes in climatic conditions. Parts of the supply chain, with factories and production sites in fixed locations, may have higher exposure to the risk of damaged facilities due to climate change. One solution to mitigate this vulnerability may be to ensure sufficient contingency time when ordering key equipment from areas with elevated climate risk and maintain a stock of critical spare parts. Additionally, Cadeler should consider exposure of storage locations for critical parts to extreme wind and flooding risks.

Continued from previous page

Management of climate-change mitigation IROs

ESRS 2 IRO-1 – Description of the process to identify and assess material climate-related impacts, risks and opportunities

Cadeler has screened its assets and business activities for exposure to physical and transition events using several methods:

- Updating its environmental risk and impact assessment,
- Performing a climate risk assessment,
- Performing a DMA for the production of a CSRD-compliant report,
- Implementing processes in place for keeping up with changing regulatory and stakeholder requirements. These processes include the use of vessel management systems for compliance with relevant regulations, the use of external advice, and an internal working group that focuses on keeping abreast of new regulations.

As part of its environmental management system, Cadeler requires an environmental risk and impact assessment to be carried out on an annual basis. The scope of the assessment is limited to Cadeler's installation and maintenance operations, but also considers value chain impacts directly linked to these phases. Cadeler conducted the environmental risk and impact assessments for its wind turbine installation and foundation installation operations in March 2025. The intention is to perform such an assessment at least annually, with the result from the previous year used as the starting point. Additional assessments are also performed any time Cadeler takes on a project with a new scope of work.

The results of these recurring environmental risk and impact assessments, feed into the DMA, supporting the identification of topics for consideration.

Separately, via the climate risk assessment (described under ESRS 2 SBM-3), Cadeler identified various physical risks to its operations and to its upstream supply chain. These risks are already present in the short term but may potentially increase in likelihood over the medium to long term due to climate change. The outcome of the climate risk assessment was shared with Cadeler's Senior Leadership Team, so that the risks identified could be considered in the Company's planning. If any climate-related assumptions are made in the Financial Statements, consistency with Sustainability Statements will be ensured by Core Finance, managing both reporting. Cadeler intends to repeat this risk assessment on a recurring basis.

In 2025, Cadeler's Sustainability and Performance department maintains responsibility for identifying and managing climate risks, as well as informing relevant stakeholders of risks that require action, while the Core Finance department has overtaken responsibility for the Sustainability Reporting, ESG internal controls, ensuring data collection from internal specialists, and audit of ESG data. This process ensures that segregation of duties exists.

In the policy arena, Cadeler tracks regulatory changes which may impact its operations. Cadeler vessels will be incorporated into the EU ETS starting in 2027 for operations within the EU. This change will subject the Company to increased costs associated with GHG emissions. Cadeler is also monitoring potential developments that could expand GHG pricing, including a potential UK ETS scheme. Additionally, Cadeler is subject to several regulations aimed at enhancing corporate reporting on ESG matters. These include the EU Monitoring, Reporting and Verification (MRV) regulation for vessel fuel reporting and the EU CSRD, which requires more comprehensive accounting and verification of ESG performance. Meeting these additional reporting requirements required increased resources at Cadeler, both in terms of personnel and financial investment, so Cadeler increased the headcount dedicated to these topics during 2025.

There is an increasing interest from the stakeholders related to Cadeler's decarbonisation plan and the Company expects this interest to grow further. Additionally, Cadeler considers that volatility in the cost of resources, such as steel and fuels, represents a risk. As a consequence, Cadeler views technology developments as an important aspect to consider in its business strategy. The organisation has already recognised the costs associated with the transition to lower emission technologies in its business planning and considers that progress on decarbonisation must be a business priority for continued success.

Cadeler's general business strategy aims to be compatible with a climate-neutral economy. Its operations are focused on supporting the buildout of renewable offshore wind energy. Cadeler recognises its current dependence on fossil fuels to operate its installation vessels and acknowledges that significant decarbonisation efforts are required to fully align vessel operations with a climate-neutral economy.

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E1-2 – Policies related to climate change mitigation and adaptation

As a key supplier in the offshore wind industry, Cadeler is working towards a transition to a global sustainable energy system built on renewable energy. The Company recognises that its operating methods are just as important as its end goal, and Cadeler commits to continuously improving its environmental performance across its operations.

Cadeler has a sustainable development policy in which its environmental and climate change ambitions are outlined. Cadeler is publicly committing to 8 of the UN Sustainable Development Goals (SDGs), aiming to meet the needs of the present without compromising the needs of the future. For further information, please refer to Cadeler's Strategy towards a Sustainable Future. Moreover, the organisation maintains an environmental management system in accordance with ISO 14001:2015, with a focus on continuous environmental improvements. This includes reducing the carbon intensity of its operations, improving the energy efficiency of the Company's assets, minimising the use of resources, and working toward a circular economy.

The policy regarding climate change applies to all offshore and onshore employees, as well as other individuals contracted to work for Cadeler. Cadeler also encourages all business partners and suppliers to adhere to similar standards. The policy is publicly available on Cadeler's website and accessible via the Company's intranet for employees. The policy is approved by management while the Sustainability and Performance department is responsible for ensuring effective implementation across the business.


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E1-3 – Actions and resources in relation to climate change policies

As previously outlined, Cadeler vessels will be incorporated into the EU ETS starting in 2027 for operations within the EU. This change will subject the organisation to increased costs associated with GHG emissions. Additionally, the Company is monitoring potential developments that may expand GHG pricing mechanisms to other operations, including the anticipated UK ETS scheme and FuelEU Maritime. In response, Cadeler is taking steps to continuously adopting lower-emission solutions across the fleet, allocating CAPEX and OPEX on an annual basis to support the implementation of its action plans. An overview of the actions implemented and planned for each vessel class is presented on this page.

The implementation of the sustainability-related actions depends partly on the availability and allocation of financial resources. For instance, access to biofuel at a competitive cost supports the execution of strategic initiatives.

The Company also relies on green financing instruments, including green loans subject to external review and monitoring, which contribute to funding projects aligned with its sustainability objectives.

Regarding the amounts of Opex and Capex required for the implementation of actions, Cadeler is not yet ready to disclose this information.

O-class vessels, Wind Orca and Wind Osprey

On the O-Class, Cadeler has installed improved fuel monitoring systems, and has paired this improvement with a crew training programme aimed at using data to identify operational improvements that reduce emissions. The installation of the shore power system on Wind Osprey commenced in early Q1 2025 and had been commissioned during Q1 2026. In Q1 2025, Cadeler performed a feasibility test for biofuel on Wind Osprey and later a second test on Wind Orca Q4 2025. The trials have required preparation of Cadeler's operations, vessels and crews to receive and operate on a certified biofuel blends in the current O-class vessels. The trials have provided valued learnings towards a readily available solution for emissions reduction by replacing fossil fuels. The use of biofuels will be part of the decarbonisation strategy on across all vessel classes in the Cadeler fleet even if it represents a higher cost (around 60%). There is planned a purchasing strategy and order of additional biofuels during 2026.


Wind Osprey

P-class vessels, Wind Pace and Wind Peak

Wind Peak was delivered in 2024 and Wind Pace was delivered in 2025. Both vessels are more eco-friendly than Wind Orca and Wind Osprey as a decade of technological developments since the delivery of the O-class vessels has enabled the implementation of enhanced energy efficiency and emission reduction technologies onboard. Improvements to the delivered design include shore power connections (expected to reduce fuel consumption by up to 15%), fuel-efficient engines and optimised engine sizing. Additional refinements include an onboard power-saving system, incorporating battery capacity covering more than 10% of the energy required for crane operations and approximately 10% of the energy required for dynamic positioning and maneuvering, regeneration of power from the jacking system and variable frequency drives. Cadeler intends to move towards alternative fuels, in addition to biofuels, when suitable technologies become commercially available. Readiness for conversion to alternative fuels has been incorporated into the design of the newbuild vessels, including P-class vessels. To support this readiness, Cadeler has started preparing for future fuel availability by signing a green methanol uptake Letter of Intent with HyLion.


Wind Peak

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A-class vessels, Wind Ace, Wind Ally and Wind Apex
In 2025, Cadeler received the first of its jack-up foundation installation vessels. The A-class are designed with a hybrid purpose, allowing the vessels to convert from being foundation installation units to wind turbine installation units within a short period of time. All A-class vessels will be equipped with the same green design elements as the P-class upon delivery.

M-Class newbuilds, Wind Maker and Wind Mover
Cadeler took over management of the newbuild processes for the M-class vessels at the end of 2023, and has taken delivery of both vessels during 2025. The vessels are equipped with shore power connections, a closed ring/bus system for improved power management and improved efficiency, staggered-sized diesel generators (allowing engines to operate at more optimal load levels for improved fuel-to-energy efficiency), a battery energy storage system with regeneration from the jacking system, and the implementation of LED lighting. Cadeler will continue to evaluate performance and expects to be able to provide further details on the estimated improvement in CO_2e emission performance of these vessels in future reporting.

Wind Scylla and Wind Zaratan
Cadeler took on management of these vessels at the end of 2023, and in future reporting, will also include disclosures on initiatives undertaken to reduce CO2e emissions and other environmental impacts from these vessels. As of 2025, efforts have been focused on the other vessel classes.

Wind Keeper
After the purchase of Wind Keeper, Cadeler has carried out initial onboard energy audit to provide recommendations for retrofits that would offer improvements to the vessel's energy efficiency. Cadeler has received the first draft of the report and is assessing the various options that could be built into an actionable improvement plan for the vessel in the medium term.


Wind Ally
Wind Maker
Wind Keeper

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Emissions reduction Metrics and Targets

E1-4 – Targets related to climate change mitigation

In 2021, guided by a commitment to environmental protection, Cadeler set ambitious climate targets for the shipping industry. Cadeler manages its climate-related targets via its Sustainability and Performance Department. Sponsored by Executive Senior Leadership and with representation on the Senior Leadership Team since December 2024, this function has responsibility for the strategy and roadmaps for decarbonisation. Building on this work, Cadeler has set four key targets related to reducing its carbon footprint.

- Renewable electricity commitment: Cadeler commits to sourcing 100% of its electricity consumption from renewable sources by 2030. This target currently covers the electricity consumption from the offices but is also intended to cover electricity used to power vessels when shore power will be utilised in the future (Scope 2 emissions).
- Emissions reduction targets: Cadeler is working to reduce the carbon intensity of its operations by 50% by 2030, ensuring that its contribution is in line with the IMO goals.
- Net-zero greenhouse gas emissions target: Cadeler aims to achieve net-zero emissions from its own operations by 2035. Achieving this goal requires emission reductions across the fleet, operational innovations, and research into reliable solutions for sequestering the GHGs that the Company cannot avoid emitting.
- Scope 3 emissions reduction target: by 2035, reduce Scope 3 emissions by 35%.

As an extension of these key targets, Cadeler has identified improvements and already started implemented some of them in 2025 to ensure that its targets support the objectives of its transition plan:

- Third-party verification of Scope 1, Scope 2, and Scope 3 emissions reporting. This was performed for the 2024 and 2025 figures in accordance with the ISO 14064 standard. This process will be repeated annually,
- Verification of the emission targets with the SBTi, and a clearer quantification of the emission reductions achievable through specific decarbonisation levers (future reporting),
- Ensuring that Company actions and financial planning to achieve targets and are time-bound,
- Third-party verification of the KPIs used to track the progress in 2024 and 2025 throughout CSRD verification,
- Cadeler views every MW of wind power installed or repaired as a societal contribution.To achieve this, Cadeler strives to maximise vessels utilisation for projects supporting the energy transition, reduce emissions from operations by enhancing the technical systems of existing and future vessels, improve operational practices, and ensure that its vessels remain capable of meeting the evolving requirements of the offshore wind market.



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According to the ESRS, Cadeler will be required to update the base year for its GHG emission reduction targets every five years from 2030 onwards.

In line with the Company-wide net-zero goal, Cadeler aims to reduce Scope 1 CO_2e emissions intensity from a 2021 baseline. Cadeler's emissions intensity target is to reduce emissions from its own operations (Scope 1) by 50% before 2030, and to reach net-zero by 2035, which requires direct emissions to be reduced as much as possible . Cadeler has not yet implemented the use of carbon credits, GHG removals, or GHG storage in its decarbonisation strategy. The Company has also not yet set an internal price on carbon. Lastly, Cadeler has not evaluated the financial effects from material physical and transition risks and potential climate-related opportunities. These topics are therefore not reported this year. Cadeler has not yet fully assessed the value of these options, but intends to evaluate whether they may act as effective supporting mechanisms in reaching its net zero target in the coming years.

Cadeler introduced two metrics to track the emissions intensity of its operations: emissions per MW installed or serviced, and emissions per revenue. These metrics, reported annually, include all Scope 1 emissions (direct emissions).

- KPI 1: GHG Emissions per MW installed or serviced (tCO_2e/MW): please see "Carbon Footprint" note below.
- KPI 2: GHG emissions per EUR revenue (tCO_2e/Million EUR): please see "Carbon Footprint" note below.



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E1-5 – Energy consumption and mix

Cadeler used to track the energy consumption from the operation of its vessels, offices and other equipment that contribute to its Scope 1 and Scope 2 emissions. In 2025, Cadeler also considered emissions from the value chain (Scope 3) and all the scopes have been verified by an external specialist. Please refer to Cadeler's footprint below.

In 2024, Cadeler signed an agreement with Vindstød to deliver electricity from wind power to the head office in Copenhagen. This guarantee of origin for the electricity delivered to the head office in Copenhagen was the first step towards achieving the target of sourcing 100% of electricity from renewable sources. Cadeler strives to connect more of its offices with renewable power agreements.

Energy intensity per net revenue*	2025	2024	% change
Total energy consumption from activities in high climate impact sectors per net revenue from activities in high climate impact sectors (MWh/mEUR)	270	353	-23.6%

*See Key Financial Figures for net revenue used to calculate the energy intensity ratio

Energy consumption

Cadeler uses Marine Gas Oil (MGO) to power operation of its vessels and, in much smaller amounts, petrol/diesel for operation of company cars and other equipment.

Some vessels in the fleet are equipped with a system for monitoring energy consumption. Where unavailable, all vessels are equipped with a system for monitoring fuel consumption and required to report fuel consumption towards the office. The fuel record is used to calculate energy consumption based on the average specific fuel oil consumption (SFOC). Accounting for energy consumption of onshore sites has been based on invoices received. When the Company did not obtain such documentation, an average of energy consumption per person across the other offices is applied to fill in the data gap.

Consumption mix has been calculated in Cadeler's different locations: DK, UK, Japan, Taiwan and the US.

100% of the Company's energy consumption is attributable to activities in high climate-impact sectors. This is due to the fact that all revenue-generating operations are directly or indirectly linked to the shipping industry, which is classified as a high climate impact sector.


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Energy consumption and mix	**2025**	**2024**
1. Fuel consumption from coal and coal products (MWh)	-	-
2. Fuel consumption from crude oil and petroleum products (MWh)	166,577	87,011
3. Fuel consumption from natural gas (MWh)	-	-
4. Fuel consumption from other fossil sources (MWh)	-	-
5.Consumption of purchased or acquired electricity, heat, steam, and cooling from fossil sources (MWh)	1,073	567
6. Total fossil energy consumption (MWh) (calculated as the sum of lines 1 to 5)	167,650	87,578
Share of fossil sources in total energy consumption (%)	99.4%	99.7%
7. Consumption from nuclear sources (MWh)	149	60
Share of consumption from nuclear sources in total energy consumption (%)	0.1%	0.1%
8.Fuel consumption for renewable sources, including biomass (also comprising industrial and municipal waste of biologic origin, biogas, renewable hydrogen, etc.) (MWh)	387	-
9. Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources (MWh)	445	183
10. The consumption of self-generated non-fuel renewable energy (MWh)	-	-
11. Total renewable energy consumption (MWh) (calculated as the sum of lines 8 to 10)	833	183
Share of renewable sources in total energy consumption (%)	0.5%	0.2%
Total energy consumption (MWh) (calculated as the sum of lines 6, 7 and 11)	168,631	87,821

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Electricity consumption	2025	2024	% change
Total consumption of purchased or acquired electricity (MWh)	1,155	411	181%
Total consumption of purchased or acquired electricity using contractual mechanisms to ensure renewable sources (MWh)	233	160	46%
Electricity from renewable sources (%)	20%	39%	-48%

Please note that this table, electricity consumption, is not a specific requirement of CSRD, but is included to show Cadeler's progress against its target to procure 100% of its electricity from renewable sources by 2030

The percentage of purchased electricity from renewable energy sources decreased by 48% as compared to 2024. The Copenhagen office remains the only location that Cadeler has made a power purchase agreement for renewable electricity. In 2025, the proportion of electricity consumed by the Copenhagen office decreased as Cadeler moved its UK office, Vejle office and Taipei office to new, larger premises, enabling growth of workforces in these regions. In combination, these offices accounted for a larger portion of Cadeler's electricity footprint in 2025. Additionally, Wind Keeper was connected to shore power during a drydock, which accounted for a significant portion of Cadeler's 2025 electricity consumption. Going forward, Cadeler maintains its ambition to get more renewable electricity purchase agreements in place.

Cadeler's carbon footprint

E1-6 – Gross Scope 1. 2. 3 and Total GHG emissions

Cadeler tracks its Scope 1, Scope 2, and Scope 3 emissions for the entire Company, Cadeler A/S. No part of the business has been excluded in accounting of the Company's footprint. Scope 1 emissions, being direct emissions, are largely from the operation of Cadeler's vessels, with the combustion of marine gas oil in vessel engines acting as the primary emission source. Scope 2, being indirect emissions, covers the purchase of electricity, steam, heating, and cooling. Scope 3 emissions, being indirect emissions, cover Cadeler's upstream and downstream value chain. As Cadeler main focus is the provision of windfarm installation and maintenance services, the value chain emissions are predominantly upstream of the organisation. For this reason, Cadeler has identified emissions stemming from the GHG Protocol's Scope 3 categories one to seven.

Due to the growth of the Cadeler fleet from 5 vessels at the end of 2024 to 9 operating vessels at the end of 2025, Cadeler's GHG footprint has increased significantly compared to 2024. For further information regarding Cadeler's vessels, please refer to Our Fleet in the Management Report. Cadeler is working to reduce emissions from its operations and improve the performance of its assets. The baseline year against which improvements can be measured has been defined as 2021, representing the first full year in which Cadeler operated as an independent entity for Scope 1 and Scope 2 emissions. For Scope 3, 2024 serves as the baseline as this is the first year with full Scope 3 emissions accounting.

In line with the Company-wide net-zero goal, Cadeler aims to close the gap to approach zero tonnes of CO_2e emitted from its vessel engines by 2035.

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Cadeler is looking for ensuring ESG information, and especially the Company's carbon emission, is accurately assessed. To support this objective, Cadeler's carbon emissions have been verified by an independent auditor in 2024 and 2025. The Company's Greenhouse Gas verification has been performed based on ISO 14064. In 2025, the verification covers the following Scopes and results:

Scope	tCO_2e
1	115,939.45
2 - Location	155.66
2 – Market	335.40
3	1,275,370.49
Total – Location	1,391,465.59
Total – Market	1,391,645.34

GHG emissions and intensity in 2025

Scope 1 GHG intensity per net revenue decreased by 28%, indicating that Cadeler is generating greater value while producing fewer carbon emissions relative to its revenue. However, absolute GHG emissions increased following the delivery of five newbuilds. Scope 1 GHG emissions rose by 81%, reflecting the addition of these new vessels to the fleet, despite ongoing efforts to decarbonise operations and a relatively positive trend in emissions intensity metrics. This rise is also partly explained by transit voyages from shipyards to the Company's operational locations. As a result, the Company does not consider 2025 to be a fully reliable baseline year for comparison.

GHG intensity per net revenue per Scope	2025	2024
Total GHG emissions Scope 1 per net revenue (tCO2e/mEUR)	185	257
Total GHG emissions Scope 2 (location-based) per net revenue (tCO2e/mEUR)	0	0
Total GHG emissions Scope 2 (market-based) per net revenue (tCO2e/mEUR)	1	0
Total GHG emissions Scope 3 per net revenue (tCO2e/mEUR)	2,040	1,212

E1-6 - Gross Scopes 1, 2, 3 and Total GHG emissions	Retrospective					Milestones and target years		
	Base year	Base year value	2024	2025	% change	2030	2035	Annual % target/Base
Scope 1 GHG emissions								
Gross Scope 1 GHG emissions (tCO2eq)	2021	36,846	64,000	115,939	+81%		net zero	-7%
Percentage of Scope 1 GHG emissions from regulated emission trading schemes (%)	2021	0	0	0	0%			
Scope 2 GHG emissions					0%			
Gross location-based Scope 2 GHG emissions (tCO2eq)	2021	16	82	156	+89%			
Gross market-based Scope 2 GHG emissions (tCO2eq)	2021	28	92	335	+266%			
Significant scope 3 GHG emissions								
Total Gross indirect (Scope 3) GHG emissions (tCO2eq)	2024	301,392	301,392	1,275,370	+323%			-9%
1 Purchased goods and services	2024	97,409	97,409	385,568	+296%			
2 Capital goods	2024	184,895	184,895	853,145	+361%			
3 Fuel and energy-related Activities (not included in Scope1 or Scope 2)	2024	14,492	14,492	27,672	+91%			
4 Upstream transportation and distribution	2024	248	248	1,486	+499%			
5 Waste generated in operations	2024	167	167	273	+64%			
6 Business travel	2024	4,049	4,049	6,969	+72%			
7 Employee commuting	2024	132	132	257	+94%			
8 Upstream leased assets	2024	-	-	-	-%			
9 Downstream transportation	2024	-	-	-	-%			
10 Processing of sold products	2024	-	-	-	-%			
11 Use of sold products	2024	-	-	-	-%			
12 End-of-life treatment of sold products	2024	-	-	-	-%			
13 Downstream leased assets	2024	-	-	-	-%			
14 Franchises	2024	-	-	-	-%			
15 Investments	2024	-	-	-	-%			
Total GHG emissions								
Total GHG emissions (location-based) (tCO2eq)			365,474	1,391,466	+281%			281%
Total GHG emissions (market-based) (tCO2eq)			365,484	1,391,645	+281%			2.8077

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GHG intensity per net revenue	2025	2024
Total GHG emissions (location-based) per net revenue (tCO2e/mEUR)	2,226	1,470
Total GHG emissions (market-based) per net revenue (tCO2e/mEUR)	2,227	1,470

See Key Financial Figures in the Management Report for net revenue used to calculate the GHG intensity ratio

Gross Scope 1 GHG emissions
Items identified as contributing to Cadeler's Scope 1 GHG emissions consist primarily of vessel engine emissions due to combustion of MGO, tank to wake emissions and, to a lesser extent, use of other consumables such as lube oils and ozone depleting gases. Cadeler accounts for all vessels in own operations, as Cadeler owns the fleet and maintain operational control.

For Danish flagged vessels that are required to report into IMO Data Collection System (DCS), Cadeler uses the fuel record that it also submits for verification by a third party. Vessel fuel consumption is determined using a combination tank sounding measurements and flowmeter readings.

Gross Scope 2 GHG emissions
To convert energy consumption data to location-based GHG emissions, Cadeler applies the emission factors based on national or regional averages, giving priority to regional averages if available.

Market-based emissions are determined based on specific energy sources chosen or procured by the organisation. This may include emission factors associated with renewable energy certificates, contractual agreements, or supplier-specific energy mixes. In the absence of such procurement, the emissions are calculated using the residual mix, which represents the unclaimed energy in the regional grid, where available.

Gross Scope 3 GHG emissions
Much of Cadeler's scope 3 reporting is not based on direct sources from its value chain. Many categories are calculated using spend-based data rather than physical data.

Cat. 3.1 data is based on a 12-month assessment of company spending.

3.2 newbuild vessel data is based on a Life-Cycle Assessment (LCA) with emissions related to the manufacturing phase attributed to the year of vessel delivery and spending data for other capital goods

3.3 data is based on the fuel records used for Scope 1 emissions calculation. Cadeler used the well to tank emission factors published by the UK government GHG conversion factors for company reporting.

3.4 data have been calculated based on a record of shipment from its procurement system including information on transport type, start and end locations, and weight of goods shipped and fuel reports from third parties providing monopile delivery services.

3.5 data was derived from Cadeler's waste management records for 2025. Sometimes, garbage management records on disposal methods are missing, and in these cases, Cadeler assumes landfill as the disposal method as a conservative approach

3.6 data is calculated based on an annual emissions report from each of the travel agencies used for booking flights and other business-travel related expenses as well as its expense reporting system

3.7 data is based on averages of own workforce commuting practices that were determined via a survey sent out to employees.

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KPI 1: GHG Emissions per MW installed or serviced (tCO2e/MW)

Scope 1 CO2e emissions are assessed against the annual installation of wind turbine generators and foundations as well as the maintenance of offshore wind power capacity. The core purpose of Cadeler is to support the transition to a renewables-based energy system. Accordingly, Cadeler considers it important to assess vessel performance based on the efficiency of supporting turbine installation and maintenance measured as the amount of carbon emitted (negative impact) per MW of offshore wind power installed or serviced (positive impact). The delivery and subsequent transit from Asia of the vessels delivered in 2025 is a key emission source contributing to the increase in tCO2e/MW installed or serviced, as the vessel was not performing installation or maintenance activities during the transit period.



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KPI 2: GHG emissions per EUR revenue (tCO2e/Million EUR)

Scope 1 CO2e emissions relative to annual revenue was incorporated in 2023. This KPI reflects the Company's commitment to driving decarbonisation strategies that align with its growth objectives, while supporting innovation and efficiency across its operations. Measuring and managing Cadeler's environmental footprint in a transparent manner, integrating sustainability into business performance is intended to demonstrate accountability. For both emissions intensity KPIs, Cadeler has selected 2021 as the baseline year as this represents the first full year in which Cadeler operated as an independent Company and the first year where Cadeler had full control of its environmental data.



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EU Taxonomy


CADELER

EU Taxonomy

Cadeler publishes its 2025 EU Taxonomy reporting in accordance with the Delegated Act published on 4 July 2025, amending Delegated Regulation (EU) 2021/2178 as regards the simplification of the content and presentation of information to be disclosed concerning environmentally sustainable activities and Regulation (EU) 2023/2486 as regards simplification of certain technical screening criteria for determining whether economic activities cause no significant harm to environmental objectives.The Climate Delegated Act and the Environmental Delegated Act specify technical screening criteria for determining the conditions under which an economic activity qualifies as contributing substantially to any of the environmental objectives of the Taxonomy Regulation. Cadeler's core operational purpose is to support the installation of offshore renewable energy sources. This activity contributes to climate change mitigation and can be aligned with the EU Taxonomy's objective when performed in a manner that does no significant harm to the other five environmental objectives of the Taxonomy and complies with the minimum social safeguards. The majority of the Company's eligible economic activities relating to the installation of offshore wind energy can be categorised as activity 4.3 – electricity generation from wind power. This category was selected in line with FAQ 139 of Commission Notice C/2023/267 on the interpretation and implementation of certain provisions of the EU Taxonomy, published by the EU Commission on 29 November 2024, which links commercial-scale installation and maintenance activities to category 4.3 rather than to other categories potentially associated with the installation and maintenance of renewable energy.

Do no significant harm (DNSH)

Cadeler has performed the following activities to support compliance with the DNSH requirements for climate change mitigation activity 4.3.

Climate Change Adaptation

In late 2023, Cadeler performed its first risk assessment for addressing the impact of climate change on its assets and key parts of its supply chain. This was followed up by a second assessment that was finalized in early 2026. The assessment considered the representative concentration pathway scenario 8.5 (RCP 8.5), which represents the worst-case scenario as identified by the IPCC, and considered two time horizons, 2030 and 2050, with the timespan based on Cadeler's visibility of its scope of operations.

Cadeler sees some potential for varying levels of operational weather downtime with respect to its own operations as a slight risk due to changing wind patterns with increased frequency of storms, extreme wind events, at the locations assessed. The Company also recognises some elevated risks across its supply chains where fixed assets and providers, such as ports and shipyards, are exposed to climate-related risks, including variable precipitation events, flooding, droughts, storms, changing wind patterns and heat waves which may periodically interrupt operations or in some cases damage infrastructure that Cadeler may rely on to perform its vessel operations or for the delivery of core operational equipment and provisions.

Cadeler has considered physical climate hazards as defined by the EU Taxonomy requirements for a climate risk assessment. For the assessment, Cadeler considered its own vessel operations, including all known future wind farm locations at the time of the assessment, all known ports that would be used to complete these projects, the main offices, and potential impacts on its core suppliers such as shipyards and critical equipment providers.

Post assessment, Cadeler sees a rather low vulnerability in its own operations due to climate-related impacts. The main risk is likely to be changing weather conditions that affect the weather downtime of the vessels. Cadeler did recognise medium and high levels of vulnerability in some parts of its supply chain; for example, at ports due to potential flooding and high wind incidents that could cause longer periods of inaccessibility due to the potential for damaged infrastructure.

Additionally, some elevated risk was identified in relation to the on-time delivery of vessels and larger items of equipment, as many of the facilities that produce these products are located in riverine and coastal areas in typhoon-impacted regions. As a result, an elevated potential for damage to supplier facilities due to high winds, changes in precipitations, and flooding was identified in the climate risk model. Cadeler's means of mitigating this vulnerability may include ensuring sufficient contingency time when ordering any key equipment from areas with an elevated climate risk.

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This approach allowed Cadeler to determine whether climate impacts could pose potential risks to its business. In future iterations, Cadeler plans to adopt a more nuanced approach by incorporating multiple RCP scenarios to further assess the likelihood and severity of the identified risks. The Company has already done so in its most recent assessment; however, the internal reporting includes only impacts under the RCP 8.5 scenario, as it was considered clearer for internal decision-makers to understand the potential risks.

Cadeler has a few measures in place in response to the identified climate risks. These include development of adverse weather plans for its vessels for operations in regions with elevated risk of severe weather and ensuring that spare parts are available via ordering with contingency in supplier schedules and keeping critical items on stock, if possible. As a result of the most recent assessment, a few new adaptation measures have been recommended towards Cadeler's Executive Senior Leadership. The full description of this climate assessment is present in section ESRS 2 SBM-3.

Sustainable use and protection of water and marine resources

With regard to the construction of offshore wind farms, the activity must not hamper the achievement of good environmental status as set out in Directive 2008/56/EC of the European Parliament and of the Council, requiring that appropriate measures are taken to prevent or mitigate impacts in relation to the Directive's Descriptor 11 (Noise/Energy). Prior to commencement of construction activities, windfarms are subject to attainment of an environmental permit, which typically sets operational requirements during construction. Additionally, Cadeler performs an environmental impact and risk assessment prior to commencement of new scopes of work to identify any potentially negative impacts and develop associated mitigation techniques.

Transition to a circular economy

The activity assesses the availability of and, where feasible, utilises equipment and components with high durability and recyclability which are easy to dismantle and refurbish. In 2024, Cadeler also procured a third party expert for performance of a lifecycle assessment (LCA) of its vessels to map the environmental footprint of the manufacturing and decommissioning phases. This was followed up in late 2025 with another LCA covering the new classes of vessels in the Cadeler fleet. This assessment represented a first step toward gaining a clearer understanding of the value of specific changes to the Company's shipbuilding and operational choices. Additionally, low-carbon steel has been procured for the construction of major components of the jacking system on Cadeler's newbuild vessel, Wind Apex. Low-carbon is defined as a type of steel that contains a small amount of carbon, typically about 0.05% to 0.25% carbon by weight Finally, the Company's project engineering department has been working on optimising the design of project seafastening used on Cadeler projects for less overall steel use and adaptability for project to project reuse. In 2025, 578 tons of steel were reused. Cadeler has started installing the first 15MW turbines and contributed to integrating reused steel into tower grillages, as well as blade rack root-end and tip-end grillages for this turbine type. As a result, the amount of reused material is expected to increase in the coming years, starting in 2026. The Company is continuously assessing whether additional initiatives can be established to support the transition to a circular economy.

Pollution prevention and control

This category is not applicable for alignment with EU Taxonomy activity 4.3. However, Cadeler operates its vessels in accordance with MARPOL, the International Maritime Organisation's international convention covering prevention of pollution of the marine environment by ships.

Protection and restoration of biodiversity and ecosystems

With regard to the construction of offshore wind farms, the activity cannot hamper the achievement of good environmental status as set out in Directive 2008/56/EC of the European Parliament and of the Council, requiring that appropriate measures are taken to prevent or mitigate impacts in relation to the Directive's Descriptors 1 (biodiversity) and 6 (seabed integrity). All offshore wind farms in regions where Cadeler operates are legally required to have an environmental impact assessment performed before the approval for construction is granted. These permits often lead to specific operational requirements that Cadeler must comply with as a contractor. Cadeler does not control the permitting process at the wind farm level, but it does collaborate with its clients on operational measures that may address, reduce or mitigate any potentially adverse impacts on biodiversity and ecosystems.

Nuclear and fossil gas related activities

Cadeler does not conduct activities related to nuclear and fossil gas.

EU Taxonomy

Continued from previous page

Minimum Social Safeguards

Cadeler has a corporate set of policies in place that outline its commitment to protect human rights, prevent corruption, and promote fair competition and taxation. The Company has also designated functions responsible for embedding its policies into the Company's systems and work culture. On top of that, Cadeler commits to respect human rights and under its Human Rights Policy seeks to identify, prevent, mitigate and remedy any adverse impacts resulting from or caused by its business activities. Cadeler acknowledges that human rights risks are inherently high for Cadeler and its industry, given the nature of offshore work and its supply chain.

Human Rights

Cadeler has publicly available policies that include its approach to human rights such as a Human Rights policy, a Company Code of Conduct, and a Supply Chain Code of Conduct. The Company has introduced a due diligence process as part of supplier onboarding and has implemented compliance requirements with its Supply Chain Code of Conduct into the standard terms and conditions for supplier contracts. The Company has a dedicated Ethics and Compliance function responsible for overseeing human rights. It maintains a policy on human rights and a policy for the remediation and mitigation of any potential human rights impacts. In 2025, Cadeler completed its first formal Human Rights Impact Assessment with the support of a third-party expert. The assessment's findings will guide the Company's roadmap for addressing potential human rights impacts, with future assessments conducted every three years. Cadeler reports annually on its human rights program in the Annual Report and has published a UK Modern Slavery Statement. Both documents are approved by the Board of Directors and are publicly available on the Company's website.

Grievance Mechanisms

Cadeler has a confidential reporting hotline, Speak Up!, which is available to all employees, business partners and the general public and allows for anonymous reporting. Employees are informed of this mechanism during onboarding, and it is accessible via the Company's SharePoint site and public website. Cadeler commits to a non-retaliation policy for any reports submitted in good faith.

Consumer Interests

Cadeler operates in accordance with EU requirements.

Anti-Corruption

Cadeler has a Code of Conduct and an Anti-Bribery & Corruption policy that define expected behaviours related to this topic. The Company also maintains documentation of reported incidents, conducts internal trainings, performs suppliers due diligence, maintains internal organisational control procedures, and shares necessary information publicly through its Annual Reporting.

Competition

The Company provides employees with guidance on competition-related matters through the Code of Conduct and targeted training is provided to at-risk functions and senior leadership.

Taxation

Cadeler has a publicly available tax policy that outlines the Company's practices and its commitment to compliance with tax regulations in all jurisdictions in which it operates.



EU Taxonomy

Continued from previous page

Taxonomy KPIs

Taxonomy eligibility and alignment are expressed using three KPIs, calculated as the proportion of turnover, CapEx, and OpEx that is Taxonomy-eligible and Taxonomy-aligned (numerator) divided by total turnover, CapEx, and OpEx. The calculations are prepared in accordance with IFRS. Under the EU Taxonomy, an activity must not significantly harm any other environmental objective to be considered aligned. Cadeler's core operations support the installation of renewable energy sources, which meet the definition of climate change mitigation. This activity is aligned with the EU Taxonomy when carried out in a manner that does no significant harm to the other five environmental objectives. Alignment with an EU Taxonomy objective also requires that the economic activity is conducted with appropriate social safeguards. As noted, Cadeler operates without compromising Minimum Social Safeguards. Furthermore, there is no risk of double counting in the calculation of KPIs, as only one activity is relevant for the three KPIs.

KPI for Taxonomy-aligned turnover

The proportion of Taxonomy-aligned activities is calculated as net turnover from products and services associated with Taxonomy-aligned activities, including turnover from operation of a fleet of purpose-built vessels used for the installation and maintenance of offshore wind energy, divided by total net turnover.

KPI for Taxonomy-aligned CapEx

CapEx is defined as Taxonomy-aligned CapEx, capital expenditures related to the operation of a fleet of purpose-built vessels for the installation and maintenance of offshore wind energy, divided by total CapEx. Total CapEx consists of additions to tangible and intangible fixed assets before depreciation, amortisation and re-measurements, including acquisitions of property, plant and equipment, intangible assets, leases with usage rights and investment properties.

KPI for Taxonomy-aligned OpEx

The EU Taxonomy defines OpEx differently than IFRS: this KPI aims to capture non-capitalised costs which relate to investments in assets and processes. The OpEx is therefore a category of costs which complements CapEx in relation to investments. Taxonomy-defined OpEx includes only direct costs related to:

(iv) Research and development, excluding overheads
(v) Building renovation
(vi) Short-term lease agreements
(vii) Maintenance, upkeep and repairs

Cadeler assesses its alignment on an annual basis.



EU Taxonomy

ANNEX II Template I: Proportion of turnover, CapEx, OpEx from products or services associated with Taxonomy-eligible or Taxonomy-aligned economic activities – disclosure covering year

2025

KPI (1)	Total (2)	Proportion of Taxonomy eligible activities (3)	Taxonomy aligned activities (4)	Proportion of Taxonomy aligned activities (5)	Breakdown by environmental objectives of Taxonomy aligned activities						Proportion of enabling activities (12)	Proportion of transitional activities (13)	Not assessed activities considered non-material (14)	Taxonomy aligned activities in previous financial year (15)	Proportion of Taxonomy aligned activities in previous financial year (16)
					Climate Change Mitigation (6)	Climate Change Adaptation (7)	Water (8)	Circular Economy (9)	Pollution (10)	Biodiversity (11)					
Turnover	620.4 mEUR	100%	620.4 mEUR	100%	100%	0%	0%	0%	0%	0%	0%	0%	0%	248.7 mEUR	100%
CapEx	1,323.7 mEUR	100%	1,323.7 mEUR	100%	100%	0%	0%	0%	0%	0%	0%	0%	0%	650.0 mEUR	100%
OpEx	23.1 mEUR	100%	23.1 mEUR	100%	100%	0%	0%	0%	0%	0%	0%	0%	0%	10.8 mEUR	100%

EU Taxonomy – Turnover

ANNEX II Template II: Proportion of turnover from products or services associated with Taxonomy-eligible or Taxonomy-aligned economic activities – disclosure covering year (N) (activity breakdown)

Reported KPI (Turnover)
2025

Economic Activities (1)	Code (2)	Taxonomy eligible KPI (Proportion of Taxonomy eligible Turnover) (3)	Taxonomy aligned KPI (monetary value of Turnover) (4)	Taxonomy aligned KPI (Proportion of Taxonomy aligned Turnover (5)	Environmental objective of Taxonomy aligned activities						Enabling activity (12)	Transitional activity (13)	Proportion of Taxonomy aligned in Taxonomy eligible (14)
					Climate Change Mitigation (6)	Climate Change Adaptation (7)	Water (8)	Circular Economy (9)	Pollution (10)	Biodiversity (11)			
Electricity generation from wind power	4.3 CCM	100%	620.4 mEUR	100%	100%	0%	0%	0%	0%	0%	E	T	100%
Sum of alignment per objective					100%	0%	0%	0%	0%	0%			
Total KPI (Turnover)			620.4 mEUR										

Y-Yes (taxonomy-eligible and taxonomy-aligned activity with the relevant environmental objective); N-No (taxonomy-eligible but not taxonomy-aligned activity with the relevant environmental objective); N/EL- Not eligible; EL-eligible; CCM-climate change mitigation

EU Taxonomy – CapEx

ANNEX II Template II: Proportion of CapEx from products or services associated with Taxonomy-eligible or Taxonomy-aligned economic activities – disclosure covering year (N) (activity breakdown)

Reported KPI (CapEx)
2025

Economic Activities (1)	**Code (2)**	**Taxonomy eligible KPI (Proportion of Taxonomy eligible CapEx) (3)**	**Taxonomy aligned KPI (monetary value of CapEx) (4)**	**Taxonomy aligned KPI (Proportion of Taxonomy aligned CapEx (5)**	**Environmental objective of Taxonomy aligned activities**						**Enabling activity (12)**	**Transitional activity (13)**	**Proportion of Taxonomy aligned in Taxonomy eligible (14)**
					Climate Change Mitigation (6)	**Climate Change Adaptation (7)**	**Water (8)**	**Circular Economy (9)**	**Pollution (10)**	**Biodiversity (11)**			
Electricity generation from wind power	4.3 CCM	100%	1,323.7 mEUR	100%	100%	0%	0%	0%	0%	0%	E	T	100%
Sum of alignment per objective					100%	0%	0%	0%	0%	0%			
Total KPI (CapEx)			1,323.7 mEUR										

Y-Yes (taxonomy-eligible and taxonomy-aligned activity with the relevant environmental objective); N-No (taxonomy-eligible but not taxonomy-aligned activity with the relevant environmental objective); N/EL- Not eligible; EL-eligible; CCM-climate change mitigation

EU Taxonomy – OpEx

ANNEX II Template II: Proportion of OpEx from products or services associated with Taxonomy-eligible or Taxonomy-aligned economic activities – disclosure covering year (N) (activity breakdown)

Reported KPI (OpEx)														
2025														
					Environmental objective of Taxonomy aligned activities									
Economic Activities (1)	Code (2)	Taxonomy eligible KPI (Proportion of Taxonomy eligible OpEx) (3)	Taxonomy aligned KPI (monetary value of OpEx) (4)	Taxonomy aligned KPI (Proportion of Taxonomy aligned OpEx (5)	Climate Change Mitigation (6)	Climate Change Adaptation (7)	Water (8)	Circular Economy (9)	Pollution (10)	Biodiversity (11)	Enabling activity (12)	Transitional activity (13)	Proportion of Taxonomy aligned in Taxonomy eligible (14)
Electricity generation from wind power	4.3 CCM	100%	23.1 mEUR	100%	100%	0%	0%	0%	0%	0%	E	T	100%
Sum of alignment per objective					100%	0%	0%	0%	0%	0%			
Total KPI (OpEx)			23.1 mEUR										

Y-Yes (taxonomy-eligible and taxonomy-aligned activity with the relevant environmental objective); N-No (taxonomy-eligible but not taxonomy-aligned activity with the relevant environmental objective); N/EL- Not eligible; EL-eligible; CCM-climate change mitigation

Control and reduce air and water pollution

Impacts, Risks and Opportunities management

ESRS 2 IRO-1 – Description of the processes to identify and assess material pollution-related impacts, risks and opportunities

Cadeler conducted Environmental risk and impact assessments with the intention to cover all environmental aspects, including those related to the ESRS topics of pollution. The results from the annual environmental risk and impact assessments are used as a starting point for identification of IROs to be assessed in Cadeler's DMA.

Consultations have not been conducted with potentially affected communities, though Cadeler does take the advice of industry bodies with recommendations on best practice for pollution control from shipping, i.e. IMO and Danish Shipping.

The pollution topics identified as material were considered material from an impact perspective. These topics included pollution of air, pollution of water, and microplastic pollution. External stakeholders also expressed concerns in understanding Cadeler's methods for prevention of water pollution due to the potential for spills, as its operations take place in the offshore environment.

IROs related to these topics that were considered material include: emissions of NOx, SOx, particulates and VOCs from the vessel engines to the air; potential for spills of hydrocarbons or chemicals from Cadeler's operations into the oceans; production of hazardous wastes from the Company's operations, including waste lubrication oils, bilge water (oily water), electrical wastes, and other solid wastes contaminated with hydrocarbons or chemicals; microplastic pollution from Cadeler's wastewater, vessel paints, and use of plastics during operations that eventually break down into microplastics.

E2-1 – Policies related to pollution

Cadeler works to meet the environmental legal requirements of the countries in which it operates and Decarbonisation and Performance department ensures that risks associated with operations are appropriately identified and managed.

To sufficiently manage environmental impact, it is paramount to consider all environmental aspects relevant to the operations, such as air pollution, water pollution, sewage management, waste management, soil contamination, climate change mitigation and adaptation, and resource use and efficiency.

Each policy includes a scope section stating what is included and excluded. The policies, signed by the CEO and CFO, ensure accountability for implementation. They commit Cadeler to protect people, the environment and assets, with reference to relevant legislation and recognised standards for compliance. Publicly available on the Company's website, the policies are also included in client tenders and contractor agreements. They assign HSEQ responsibility to all personnel working for or with Cadeler, emphasising active participation in continuous improvement.

To control and improve environmental performance, Cadeler has a management manual, an HSEQ policy and a sustainable development policy in place. These documents outline corporate practices for working towards more sustainable business practices. Cadeler's ISO 14001:2015 certified environmental management system establishes the set of formal policies, processes and requirements implemented to minimise environmental impacts from its operations.

The management system applies not only to all vessels operated by Cadeler, but also to its operational sites, offices, and a wide range of activities. The approach to pollution control is largely informed by IMO's International Convention for the Prevention of Pollution from Ships (MARPOL). Pollution monitoring practices have not been checked against EU BREF standards as Cadeler has not seen an industry specific BREF targeting shipping or marine construction. Moreover, Cadeler does not currently conduct direct measurements of pollutants. However, where it relies on automatic consumption readings of consumables contributing to pollutant emissions, such as marine gas oil, the Decarbonisation and Performance Department ensures that these systems are properly calibrated through the vessels' planned maintenance systems.

Control and reduce air and water pollution

Continued from previous page

Aiming for zero spills

The Company aims to ensure zero spills of hydrocarbons and other toxic substances into the marine environment. Checks are carried out to ensure proper storage of chemicals and hydrocarbons on board and that sufficient secondary containment is available. Each vessel carries a shipboard marine pollution emergency plan (SMPEP) and regularly performs ship oil pollution emergency plan drills (SOPEP).

Ballast water protocols

To prevent the spread of invasive aquatic species, Cadeler complies with the Ballast Water Management Convention. The vessels have a ballast water management plan, maintain a ballast water record book and hold an international ballast water management certificate. All newbuilds are delivered with ballast water treatment system. Cadeler has 100% of its fleet operating with ballast water treatment systems onboard, ensuring compliance with the International Maritime Organisation's D-2 Ballast Water Performance Standard.

E2-2 – Actions and resources related to pollution

Cadeler has implemented several measures to mitigate potential water pollution. Additional actions will be developed and implemented as new technical solutions become available in own operations and along the value chain. Current actions focus on Cadeler's own operations footprint. Cadeler aims to operate its vessels in compliance with the MARPOL regulation. All vessels have a shipboard marine pollution emergency plan, which outlines the practices intended to prevent spills into the ocean. It ensures the crews are trained to respond appropriately in the event of an environmental incident and that have the clean-up equipment is available on board. Cadeler also has a water management plan in place, under which consumption of fresh water is tracked and any discharges of ballast water or grey water from the vessels are recorded.

In 2024, Cadeler has started to use more environmentally friendly jacking grease on its vessels Wind Scylla and Wind Zaratan acquired from the merge with Eneti. The vessels operated by Cadeler at that time were already maintained using this type of jacking grease. This change reduces the environmental impact of routine maintenance operations by minimising the release of harmful substances into the marine ecosystem. The 2025 new built vessels use environmental friendly jacking grease as well. In addition, Cadeler has performed patch testing on Wind Peak of hull coatings that are less toxic to marine organisms, with the objective of identifying solutions that effectively prevents excessive marine growth, such as algae and barnacles, which can impair vessel efficiency during sailing.

These initiatives reflect Cadeler's broader commitment to sustainability by reducing the discharge of harmful chemicals, microplastics and grease into the ocean. In the event of marine pollution caused by oil or NLS, the following actions are already implemented:

- Shipboard Marine Pollution Emergency Plan (SMPEP) is in place for each vessel within the Company and contains information and operational instructions required by IMO,
- Scope is defined in the Pre-amble of the plan. The plan is designed to be legally compliant and to ensure that the vessel is prepared in the event of pollution to sea. Section 6.5 of the Plan demonstrates the response to procedures for spills,
- Onboard there is SOPEP - Shipboard Oil Pollution Emergency Plan – and SOPEP kit in case of a spill to deck. The vessel does not carry equipment to contain a spill to sea
- Regular drills are conducted at to train awareness and preparedness onboard.

Control and reduce air and water pollution

Continued from previous page

Air and Water Pollution Metrics & Targets

E2-3 – Targets related to pollution

Cadeler complies with air emission caps in the locations where it operates and aims to identify improvements, wherever feasible. However, improvement beyond compliance levels can be challenging due to the limits of the technical systems and consumables in use. Often, in the maritime industry, these components are designed and manufactured to comply with emission caps, with focus on NOx and SOx emissions. As such, Cadeler has not established a specific target related to air pollution in excess of maintaining compliance with emission caps.

Cadeler is committed to a target of zero spills to the environment, in accordance with the Company's policy to minimise its environmental impact. This target is closely monitored through the Company's reporting system, with spill data collected and internally reviewed on a monthly basis. This target is not time-bound, as Cadeler aims to achieve zero spills every year. This objective therefore represents an ongoing annual target.

The target is set annually and formally approved by Senior Leadership as part of the Management Review. Efforts to achieve this target are supported by initiatives such as improved ToolBox Talks (TBT), enhanced risk assessments, and the integration of advancements into the Company's Management System.

These measures support a proactive approach to spills prevention and environment protection. Furthermore, Cadeler strives to avoid objects lost to the sea, recognising the importance of protecting marine ecosystems and preventing marine debris pollution. In the event of an object being lost, strict reporting procedures are in place.

If an incident occurs within a wind farm, it is reported to the Marine Coordination Centre. If it occurs in a port or in national waters, it is reported to the relevant coastal authorities.

In 2025, Cadeler had emissions to both water and air, which are presented below.

E2-4 – Pollution of air and water

Cadeler refers to the pollutants listed in Annex II of Regulation (EC) No 166/2006 of the European Parliament and of the Council. The main sources of air pollutants are vessel engines and gradual leakage of refrigerants used as coolants for various machinery on the vessels. The main sources of water pollutants include gradual degradation of vessel paint coatings, greywater discharges and potential uncontained spills of hydrocarbons or other chemicals offshore. Cadeler does not consider soil pollution to be a material topic as its operations are primarily focused offshore.

In general, all categories of air pollution increased in 2025, compared to 2024, for the simple reason that the figures for 2024 only covered five vessels whereas Cadeler had 9 vessels in operation by the end of 2025. Emissions of particulates and VOCs are expected to increase proportionally with fuel consumed.

With regard to sulphur oxides, Wind Zaratan and Wind Maker operated outside emission control areas throughout 2025 and therefore used fuel with a sulphur content of 0.5%, in line with the global cap. This contrasts with the remainder of the fleet, which operated within emission control areas in Northern European waters and along the east coast of North America and therefore used 0.1% sulphur fuel.

Additionally, NOx increased by a smaller margin than other pollutant categories as all new builds need to be delivered in compliance with the stricter Tier III NOx requirements to newer vessels.

Cadeler recorded 2 spills of hydraulic oils from its vessels in 2025 (vs 4 in 2024). This is a decrease in frequency compared to last year, but the volume spilled increased due to one more significant spill of around 1000 litres during a bunkering procedure on Wind Ally in December 2025. Cadeler has investigated the causes of this incident, has identified lessons learned, and has updated its vessel bunkering procedure checklist to try to prevent similar events from occurring in the future. Cadeler is continuously working on preventing spills to achieve the target of zero spills.

Pollution of air

Air pollutants result from the combustion of fossil fuels during the operation of vessel engines and project equipment not relying on vessel engines. It covers Sox, Nox, VOC, particulate matter and emissions from vessels and equipment. Cadeler monitors air emissions by recording fuel consumption in the vessel's logbooks, and applying emissions factors based on the fuel and engine characteristics. For VOCs and particulate matter, Cadeler applies the most recent emission factors published by the European Environment Agency (EEA). For SOx and NOx, emissions are calculated using results from engine testing and fuel sample analyses, ensuring vessel-specific accuracy.

Pollution of water

Water pollution from Cadeler's operations may result from the slow disintegration of vessel paints, discharges of greywater, and the potential for direct spills of hydrocarbons or chemicals. According to IMO's regulation, Cadeler has a record of all spills per vessel. All the spills are also reported in HSEQ systems, specifying their occurrences, quantity and types of pollutants.

Cadeler has no measurements related to pollution from copper, other metals and microplastics from vessel hull paint and greywater discharges, so estimations of pollutants levels are wholly based on available scientific research and paint specifications.

Microplastics

Microplastics from greywater discharges are estimated using the volume of greywater generated and applying an emission factor per cubic meter. Greywater records are not available for every vessel, so the averages from vessels with available records are used to fill in for vessels not providing a record. (also based solely on available scientific research).

		2025		2024		
Pollutant	**Unit**	**Emissions to air**	**Emissions to water**	**Emissions to air**	**Emissions to water**	**% change**
SOx	tonnes	137.2		57.1		140.1%
NOx	tonnes	768.8		615.1		25.0%
Particulates - PM10	tonnes	37.7		20.8		80.9%
Particulates - PM2.5	tonnes	32.1		17.7		80.9%
NMVOCs	tonnes	65.5		36.2		80.8%
HFC - 404a	kg	49.9		27.6		80.6%
HFC - 410a	kg	34.6		9.5		266.1%
HFC - 134A	kg	235.1		1.8		12815.4%
HFC- 407C	kg	490.2		197.3		148.4%
HFC-407F	kg	3.4		4.4		-23.6%
HFC-448a	kg	38.0		0.0		
HFC-452a	kg	15.0		0.0		
Uncontained spills	occurrences		2.0		3.0	-33.3%
Oil spills	kg		904.5		0.6	143471.4%
microplastics	kg		101.4		63.6	59.4%
Copper compounds	kg		850.2		536.4	58.5%
Xylene	kg		350.1		220.9	58.5%

Enhance circular economy

Impacts, risks and opportunities management

ESRS 2 IRO-1 – Description of the processes to identify and assess material pollution-related impacts, risks and opportunities

The environmental risk and impact assessment conducted prior to the commencement of operations primarily focuses on Cadeler's installation and maintenance activities, while also taking into account significant impacts across the value chain. The annual impact and risk assessment does not cover the construction or decommissioning phases of Cadeler's vessels, for which no consultation have been conducted in 2025. However, in late 2024 and throughout 2025, Cadeler conducted a lifecycle assessment (LCA) across all vessel classes to gain a better understanding of the environmental impacts and risks associated with the construction and decommissioning phases.

Cadeler conducted environmental risk and impact assessments for its wind turbine installation and foundation installation operations in March 2025. The intention is to perform such an assessment at least annually, and the starting point is the result from past years. The assessment is intended to cover all environmental aspects, including resources and circular economy.

Continuing with business as usual may entail certain risks and impacts that Cadeler still needs to assess. Some of these risks are evaluated through the climate-risk impact assessment. Cadeler will provide further details on ESG risks and impacts in upcoming reports.

Cadeler has not yet assessed whether the use of recycled steel or the standardization of seafastening could represent a material opportunity, nor whether the transition to a circular economy could give rise to material risks and impacts.

Waste production and management

E5-1 – Policies related to resource use and circular economy

A core element of environmental management on board the vessels is the waste management plan. Each vessel has its own plan which is based in the Company's general plan and in alignment with the International Maritime Organisation's MARPOL Annex V. Cadeler records its total waste production and requires proper segregation of waste onboard so that it can be appropriately managed when offloaded on the quayside. Cadeler will continue its efforts to avoid single-use plastics wherever suitable alternatives can be identified and will also expand its to all waste categories. Cadeler intends to place a greater emphasis on reducing waste generation from its operations and supply chain and to increase efforts to ensure the recycling and reuse of waste wherever possible. In 2025, Cadeler drafted its first circularity strategy, which is supported by a three-year implementation roadmap, including specific actions and commitments. The strategy focuses on key actions towards improving waste management methods, developing vessel end of life plans, and taking a higher control of garbage management contracts.

Consider end of life for assets and project equipment

E5-1 – Policies related to resource use and circular economy

It is important that Cadeler identifies solutions for the eventual recycling and reuse of components from its vessels and major components used for operations, such as sea fastenings. Cadeler considers whether a second life can be identified for key components and will investigate how to ensure that any recycling activities are carried out in a responsible manner. Moreover, as it enters the foundation installation segment under certain contracts, Cadeler expects to gain responsibility for the design and delivery of secondary steel structures that serve as the connection point between offshore wind turbines and the monopiles on which they are installed. Cadeler commits to investigating, alongside its clients, how these structures can be designed and delivered with a reduced environmental footprint. Cadeler's Sustainability and Performance Department is responsible for implementing the sustainable development policy across the business, including its commitment to minimising the use of resources and working towards a circular economy.

Enhance circular economy

Continued from previous page

Resource use metrics & targets

E5-2 – Actions and resources related to resource use and circular economy

Cadeler's past actions related to resources uses and the circular economy had been focused on the Company's own operations but Cadeler's updated circularity strategy includes actions across its supply chain as a key factor for success. Cadeler's standard vessel waste management plan was updated in 2024 to emphasise the Company's preference for reducing consumption wherever possible, followed by prioritising reuse and recycling of materials over disposal. The updates are included in the vessel specific plans for all newbuilds and will be applied to existing vessels following the next revision of the waste management plan. 2024 represented the first year in which waste transfer notes from all vessels have been collected to measure the total waste footprint, and waste data from all offices have been procured from waste management provider. This enabled Cadeler to finally establish its baseline which will allow the Company to start reporting on progress towards its 2030 reduction target. Cadeler used the same collection process in 2025.

In 2023, safe drinking water systems were installed on Wind Orca and Wind Osprey, enabling the elimination of single-use water bottles for offshore operations. All of Cadeler's custom designed newbuild vessels have been delivered with similar systems, and the Company is currently investigating the implementation of this type of system on Wind Scylla, Wind Zaratan, and Wind Keeper without a final decision taken. These systems are considered a core element in reducing waste from the vessels and cover a large fraction of the potential single-use plastics footprint. At present, 7 out of 10 operating vessels are equipped with safe drinking water systems onboard.

Cadeler has developed its first strategy on resource use and circularity in 2025. The ambition is to make more impactful changes to the Company performance going forward, now that a more robust performance baseline has been established.

E5 – 3 - Targets related to resource use and circular economy

By 2030, Cadeler aims to reduce its waste generated from its own operations by 50%. It intends to achieve this target by avoiding waste generation where possible and improving recycling and reusing rates. This target is not driven by legislative requirements. 2024 represents the first year in which Cadeler has tracked its full Company waste footprint, including waste treatment methods, and will therefore be used as the baseline for improvement.

As Cadeler continues to experience a high rate of growth, it is necessary to normalize its targets to account for this growth. In 2024, Cadeler had five vessels in operation by the end of the year. In 2025, this number rose to 9. For this reason, Cadeler has decided to also start looking at environmental footprint in terms of impact per vessel in the fleet.The new targets for waste directed to disposal should be approved during 2026.

Cadeler has yet to define formal targets for resources inflow, but the Company acknowledges the importance of setting targets on the matter, as its business activities involve a material resource inflows, as described under ESRS 2 SBM-3. Cadeler will therefore work towards establishing formal targets in accordance with its strategy.

Enhance circular economy

Continued from previous page

E5 –4 - Resource inflows

Cadeler's IRO focuses on the accessibility to materials used for the production of vessels and equipment required for delivering the services for the customers. Hence, the material impact/resource inflow is placed in the value chain, as all vessels and required equipment is produced by vendors in the value chain. Consequently, Cadeler will not report on the inflow-section of E5.

E5 –5 - Resource outflows

Cadeler tracks waste outputs from both its vessels and offices. There are some limitations in Cadeler's datasets which will be addressed on in the coming years. First, the Company's vessels segregate waste onboard into more categories than the standard waste transfer notes provide a record for and record outputs in cubic metres. This is in accordance with IMO MARPOL requirements, so it may be difficult to improve data precision as the vessels must continue to operate in accordance with MARPOL.

One example is that Cadeler's vessels generate various categories of hazardous waste which are handled properly and delivered onshore in hazardous waste containers. However the waste transfer notes Cadeler receives from onshore waste management providers tend to categorize this data under 'operational waste' along with other waste streams that may not be hazardous. For the reporting year, Cadeler has taken a conservative approach and classified all operational waste as hazardous as this category includes potentially hazardous waste.

In assessing waste treated methods, Cadeler has not been able to obtain documentation from every port and waste management service provider regarding the waste treatment methods implemented. Waste has only been claimed to be 'diverted from disposal' where supporting documentation has been available. It is likely that a higher volume of waste than reported has been diverted from disposal, but Cadeler will not report this until sufficient documentation can be obtained.

As part of its Circularity Strategy, Cadeler plans to improve its contact with the waste management providers in the Company's value chain. This requires a stepwise improvement in the dialogue with garbage management providers.



Enhance circular economy

Continued from previous page

	Unit	2025	2024
Hazardous waste	tonnes	114.0	96.5
Preparation for reuse	tonnes	-	-
Recycling	tonnes	1.1	1.8
Other recovery operations	tonnes		-
Diverted from disposal	tonnes	35.6	1.8
Incineration	tonnes		10.1
Landfill	tonnes	78.5	-
Other disposal operations	tonnes		84.6
Directed to disposal	tonnes	78.5	94.7
Non-hazardous waste	tonnes	559.3	286.5
Preparation for reuse	tonnes	-	-
Recycling	tonnes	84.6	24.5
Other recovery operations	tonnes	100.1	32.1
Diverted from disposal	tonnes	184.7	56.6
Incineration	tonnes	49.9	38.8
Landfill	tonnes	324.7	6.5
Other disposal operations	tonnes		184.6
Directed to disposal	tonnes	374.6	229.9
Total waste	tonnes	673.3	383.0
Diverted from disposal	%	32.7%	15.3%
Directed to disposal	%	67.3%	84.8%
Diverted from disposal	tonnes	220.2	58.4
Directed to disposal	tonnes	453.1	324.6

Resources outflows

Data is collected through external information from waste handlers and waste transfer notes from vessels and offices. When the information was not available, only relevant to offices, the Company performed an average calculation proportional to headcounts. Uncertainty arises in the data due to conversion of some data inputs from liters and m3 to tons. Cadeler used conversion factors published by the US Environmental Protection Agency.

Conservative approach: operational wastes are categorised as hazardous as the category can include hazardous waste, but there is not a consistent record of what percentage of operational wastes are hazardous. Additionally, not all waste management providers share a record of disposal methods. Where missing, Cadeler assumes waste ends in a landfill.

Social


FIRE HYDRANT CABINET

Management of the own workforce

Strategy around Cadeler workforce

ESRS 2 SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model

People are at the heart of Cadeler's priorities, driving the Company's success. Cadeler believes in operating in a way that fosters a safe, diverse, inclusive and equitable workplace environment for its employees, while driving a positive impact beyond Cadeler. Health and Safety, Privacy, Diversity, Gender Equality and Equal Pay for work of equal value, Work-life balance, Social Dialogue, Freedom of association, and Collective Bargaining are topics that may affect onshore teams, offshore teams or both. If any of these topics is considered material for either group, Cadeler includes all employees within the scope of disclosure:

- Onshore locations include offices in Denmark, the United Kingdom, Taïwan, Japan, the US and Monaco
- Offshore locations include all vessels.

All individuals who may be materially impacted by Cadeler's operations are included in the scope of disclosure. Material negative impacts related to Health and Safety may occur on an individual basis whereas material negative impacts related to Privacy, Diversity and Gender Equality tend to be more widespread. Cadeler invests significantly in making the Company a high-quality workplace. The corporate culture has a positive impact on all employees, both offshore and onshore, particularly in terms of Work-life balance, Social Dialogue, Freedom of association, Collective bargaining and Diversity.

Cadeler identified a limited number of material risks and opportunities arising from impacts and dependencies on its own workforce:

- Risk: the occurrence of any significant HSEQ incidents could negatively impact Cadeler's brand and the confidence among potential clients and investors in Cadeler's ability to deliver its scope of work while protecting its workforce
- Risk: the occurrence of any incidents of harassment and discrimination within the workforce could to negatively affect Cadeler's brand, affect employee retention rates and its ability to recruit new colleagues.

To close the gap towards net-zero operations by 2035, Cadeler is focusing on optimising fuel consumption, adopting alternative fuels and enabling electrification. The potential impact on workers of these three key decarbonisation levers has not been assessed yet, but are currently assumed to be non-material.

Cadeler with the assistance of a third party, has performed a Human Right Impact Assessment which reviewed and informed the Company on specific risks faced by people in the workforce with particular characteristics, or working in particular activities and contexts. This assessment focused on potential impacts and risks to workers across Cadeler's business as well as across Cadeler's value chain. Cadeler will conduct this assessment every three years.

While health and safety are relevant to all employees, offshore employees are the most exposed to such risks due to their work on industrial sites, including ports and vessels. Regarding potential incidents of harassment, they are not limited to any specific group.

Working in Cadeler: onshore and offshore positions

S1-1 – Policies related to own workforce

Working conditions

Cadeler operates with the objectives of ensuring safety at sea, preventing human injury and loss of life, and avoiding adverse impacts on the environment. The safety management objectives of Cadeler remain focused on defining safe practices for vessel operations by controlling all identified risks to the Company's ships, personnel and the environment, and establishing appropriate safeguards. Cadeler's commitment to ensuring employee health and safety are articulated in the i) Code of Conduct, ii) Health, Safety, Environment and Quality Policy, and iii) Human Rights Policy. These policies build upon and align with internationally recognised frameworks (ILO, International Bill of Human Rights,UN Global Compact, UN Guiding Principles on Business and Human Rights).

Cadeler believes that all employees contribute to maintaining a safe working environment and therefore operates an intervention policy. Every individual at a Cadeler worksite has the authority and the responsibility to intervene in any job, activity or scenario where there is a safety concern. Concerns can be raised through the channels described in G1-1 by all individuals, and third parties present at its workplaces worldwide. They are all required to observe all applicable legal requirements relating to occupational health and safety standards.

Management of the own workforce

Continued from previous page

Another cornerstone for improving employee working conditions is guaranteeing the right to freedom of association. This includes the right of employees to join or form groups, such as unions, and to collectively advocate for shared interests. At Cadeler, this freedom allows employees to join labour unions or professional associations to represent their rights, negotiate better working conditions and fair wages, and to promote workplace safety. Cadeler's policies on working conditions apply to all employees and contractors, both onshore and offshore.

While Cadeler does not yet have a Supplier Code of Conduct that fully align with the ILO, it recognises the importance of these issues and is working to expand its framework. In the meantime, the Company continues to apply other measures, such as supplier assessments and contractual requirements, to promote responsible practices and safeguard workers across the value chain.

Equal treatment and opportunities for all

Cadeler is committed to fostering a diverse and inclusive workplace, and has a policy underscoring this commitment, emphasising equal opportunities for all employees to succeed and acknowledging that people start from different places. By actively promoting equality, the Company fosters an environment enriched by diverse perspectives, including race, gender, sexual orientation, religion, age, national origin and more. Recognising that these unique qualities drive innovation and growth, Cadeler emphasises diversity, equity and inclusion as essential for thriving in a global market and advancing social sustainability. This policy extends to all employees and contractors, with encouragement for business partners to uphold similar values. To understand progress and continually improve working conditions for employees, Cadeler tracks work-force data including management levels, workplace locations, contract types and diversity metrics like gender.

Cadeler cultivates a diverse and inclusive working environment fostering a sense of belonging. To do so, Cadeler recognises that all employees are unique and valuable, and Cadeler respects everyone for their individual abilities and qualities. Cadeler sees Diversity, Equity & Inclusion (DEI) as an integral part of its culture and identity, and Cadeler celebrates being a multi-national, multi-cultural and LGBTQ+ inclusive organisation. In developing its approach to its employees, Cadeler has considered the following potential identities that may distinguish the specific needs of individuals within its workforce. The characteristics considered includes but are not limited to race, ethnicity, nationality, gender/gender identity, sexual orientation, age, political and religious beliefs, physical abilities, and socioeconomic, marital or pregnancy (including maternity or paternity) status.

Cadeler is unwavering in its commitment to treating all individuals with dignity and respect, fostering a workplace that champions diversity and inclusion while opposing any form of discrimination or harassment. This also means that employees are expected to treat each other with respect and contribute to a positive work environment. Cadeler believes that everyone has the right to work in an environment that contributes positively to employees' health, psychological safety and well-being. This ambition includes fostering a safe, inclusive workplace where all individuals can work without facing discrimination, harassment or bullying. Cadeler aims to maintain an inclusive workplace with zero tolerance for discrimination, harassment or bullying and has a policy underscoring this focus. The policy underlines that it is the responsibility of employees to foster a supportive work culture. Those who witness or experience discrimination or harassment are urged to report incidents through Cadeler's confidential channels or other appropriate means.

Any unacceptable conduct should be reported to line managers or business unit heads. In cases of unwanted behaviour, Cadeler is committed to addressing all reports seriously and ensuring confidentiality. Records of reports and outcomes are stored securely and confidentially. Consistent enforcement of the policy is essential, with timely and thorough investigations for both reporters and respondents. Support and appropriate workplace accommodations will be provided for those affected by incidents of discrimination, harassment or bullying.

If Cadeler identifies that it has caused or contributed to a significant adverse impact on people — including impacts on human rights — the Company acts promptly and responsibly to provide or support appropriate remediation, in line with the UNGPs and relevant OECD due diligence guidance. The approach to addressing concerns and grievances across our value chain is founded on transparency, trust, and effective remediation that is proportionate to the issue at hand. Cadeler engages affected stakeholders in identifying suitable remedy options and keep them informed throughout the process, including on progress and outcomes. For workers in the value chain, the Company collaborates closely with suppliers to implement necessary corrective actions, providing guidance and resources to help address and resolve identified issues.

Other work-related rights

Cadeler respects the privacy and personal data of all individuals, including its employees and those the Company does business with, and is committed to complying with global data protection and privacy laws and regulations, including the EU General Data Protection Regulation (GDPR). The policies are made available to all employees and are mandatory reading upon commencement of employment. The policies are reviewed periodically, approved by Senior Leadership Team and have a designated department responsible for enforcing and monitoring their implementation of the policies.

Management of the own workforce

Continued from previous page

Cadeler's engagement towards its workforce

S1-2 – Processes for engaging with own workforce and workers' representatives about impacts

Engaging with Cadeler's own workforce is a key element in identifying and developing initiatives and tools to improve working conditions at Cadeler. Engagement takes place at an organisational level through various channels, including virtual platforms, workplace assessments, committees and ongoing feedback between employees and managers. Depending on the channels or in the event of a significant change, engagements may be conducted every three years, annually, or on a rolling basis.

Cadeler has employee handbooks and designated sharepoint sites for both onshore and offshore colleagues. The handbook outlines expectations of employees as well as the formal rules that apply in a number of essential areas. The purpose of the handbook is to provide information, rules and guidelines related to a wide range of topics and areas (including information about the organisation, safety-related information, Cadeler care programme, development and policies, and Speak Up! channels) that Cadeler's employees may encounter in their day-to-day work. For information on Cadeler's confidential reporting channels (Speak Up!), see section G1-1.

There are a number of HSEQ-focused initiatives in place to improve worker representation and visibility to management as well as to enhance the Company's focus on safety culture. These initiatives are designed to have a positive impact on safety performance and include safety representatives elected from among the O-class, P-class and A-class workforce, safety coaches appointed by the Company onboard S-class and Z-class vessels, quarterly meetings with the COO and Head of HSEQ, OHS meetings, and the Speak Up! and well-being hotlines. Cadeler has also established an Occupational Health & Safety Committee for all office employees globally. Onboard the vessels, safety representatives and safety coaches are available to support the employees with any questions related to safety and the work environment.

Cadeler has a reporting system for observations enabling employees and external personnel to share perspectives and allows onshore team to be informed and make decisions and improvements taking these perspective into account. These observations and actions are tracked in the system and discussed daily between onshore and offshore teams. Cadeler also has a Masters review process through which the vessel Master comments formally on a wide range of topics related to Company operations particularly regarding the safety management system. Onshore management reviews and responds to this input. In addition to this regular and open communication system between offshore and onshore teams, the organisation has established processes to gather feedback from new employees within three moths after their onboarding to identify areas for improvements. The Company also implemented exit interviews with employees who voluntarily leave the Company. Cadeler also promotes a Wellbeing Hotline, offers annual health checks, and communicates about the whistleblower platform to ensure that all employees—including those who may be vulnerable to impacts and/or marginalized—have the opportunity to share their perspectives. Last but not least, in 2025, the Company invited employees for questions to the CEO which have been addressed to in a series of communications to all employees. Cadeler uses employee engagement surveys to assess how the employees experience their work environment and organisational culture. Engagement levels are evaluated based on response rates and overall scoring, and results are compared with previous years and relevant benchmarks. Insights from survey responses and comments enable Cadeler's management to understand engagement trends and identify areas where initiatives are effective or where further action is needed.


CADELER

Management of the own workforce

Continued from previous page

Responsiveness at the core of the system

S1-3 – Processes to remediate negative impacts and channels for own workforce to raise concerns and processes for engaging with own workforce and workers' representatives about impacts

Acknowledging the risk of negative impacts, Cadeler has established channels for its workforce to raise concerns and partnerships with unions to stay informed about such issues. Cadeler's confidential reporting channel, including related awareness and communication activities, is further described in section G1-1, Business Conduct.

As referenced in S1-2, Cadeler performs a recurring Workplace Assessment. These not only seek to gain feedback on the physical parameters of a safe work environment, but also gather feedback on parameters influencing the mental and psychological safety of Cadeler's employees across locations. The assessment is conducted every three years, as required by law or when significant changes occur, and supports the remediation of any negative impacts by creating awareness of them and allowing for the development of targeted initiatives. To ensure coverage of perspectives from the entire workforce, the assessment is distributed to all employees both onshore and offshore, on a recurring basis. As required by UK law following office relocation, Cadeler is conducting new visual display unit assessments and taking action as required.

Annual appraisals are held for all offshore employees alongside continuous dialogue between line managers and employees regarding employee development and well-being. On the onshore side, the leaders are encouraged to regularly check in with their team to share insights, concerns and identify any potential negative impacts. At the onshore team level, the leader is encouraged to continuously track the progress of team initiatives set annually within the OKR framework. This is the responsibility of the leaders to provide ongoing feedback to team members to support collaboration and well-being across the team, and are also encouraged to regularly check in with their team members on an individual basis. This is also an opportunity to check in on well-being and discuss development opportunities for the individual.

Support and appropriate workplace accommodation will be provided for those involved in incidents of discrimination, harassment or bullying. Consistent enforcement of the policy is essential, with timely and thorough investigations for both reporters and respondents.

Finally, Cadeler has a strong focus on collaboration with unions, as they also constitute a central stakeholder with which employees can raise any concerns. Offshore employees under DK flag are employed under collective bargaining agreements which, together with local laws and internal rules, secure the rights and working conditions of Cadeler's employees. The Company has an ongoing dialogue with union representatives onboard its vessels to find common and sustainable solutions to topics like cooperation, development, work environment and health and safety.

Regardless of the channel used for providing feedback to Cadeler, employees are informed about the process and made aware of their rights when raising concerns.

Cadeler's does not have a universal response for providing remedy should incidents occur, instead, it currently handles incidents on a case by case basis. To support this approach, the organisation ensures that adequate resources are available to investigate and act upon any incidents raised. An E&C Manager is in charge of addressing concerns and preventing future incidents. Cadeler's onshore and maritime HR departments, comprising 30 full-time employees, are responsible for ensuring employee safety and well-being whenever such incidents occur.



Management of the own workforce

Continued from previous page

Engaging with the workforce

S1-4 – Taking action on material impacts on own workforce, and approaches to managing material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions

Working conditions

Cadeler's highest priority remains the health and safety of the individuals on board its vessels and in its offices. The Company believes that all incidents are preventable and that everyone should leave Cadeler worksites in the same condition than when they arrived. Consequently, the Company continuously works to improve its health and safety processes. However, even the strongest procedures and compliance with all requirements are not always sufficient to create a healthy and safe environment. Consequently, Cadeler seeks to go beyond compliance with industry safety standards and embed a culture of safety that drives the behaviour and attitude of every individual to continuously improve health and safety performance.

Cadeler considers that all employees contribute to the maintenance of a safe working environment and operates an intervention policy. Every individual at a Cadeler worksite has the authority and the responsibility to intervene in any job, activity or scenario where there is a safety concern. A culture of safety is cultivated through Cadeler's four Safety Drivers, which emphasise that everyone at Cadeler are safety ambassadors and which promote:

- Influence: "I take ownership of my own safety; I look out for colleagues, clients and contractors and help them to stay safe; I promote a good feedback culture; I share experience, knowledge and best practice",
- Intervention: "I stop the work if the task deviates from the plan; I intervene if I see any unsafe conditions or acts; I appreciate it if someone intervenes in the way I perform my work; I promote an open culture where a mistake is a learning opportunity",
- Improvement: "I take ownership of the implementation of improvements; I look and think ahead; I use learnings from similar tasks; I report improvement proposals",
- Insight: " I understand the risks associated with the job and act accordingly; I ensure that risk assessment is part of any work process; I ask when in doubt; I continuously search for safety improvements."

Cadeler's safety management system promotes safe operations by ensuring compliance with mandatory rules and regulations across relevant international jurisdictions and flag state legislation. DNV and Lloyds Register have audited and certified that Cadeler's systems, processes and operations comply with the requirements of ISO 9001/14001/45001.

The relevant flag states, or entities authorised by them, have issued a 'Document of Compliance' verifying that Cadeler operates vessels in compliance with ISM code requirements. Cadeler continues to improve and customise its management system to better reflect the unique needs of its business, as a transportation and installation contractor. Since the combination with Eneti in Dec 2023, Cadeler has operated on separate systems, but has been progressing throughout 2025 to integrate management systems.

Cadeler uses insights gathered from engagement processes (as described in S1-2) and from the Written Risk Assessment (APV in Danish) to identify emerging risks and develop targeted action plans to address them. As risks may differ depending on geography, work environment (onshore or offshore), and over time, Cadeler promotes local solutions tailored to specific operational challenges. The Company is committed to developing, implementing, and continuously improving its HSEQ processes through a risk-based approach. It fosters a culture of learning from experience, incidents, and observations, while empowering employees to speak up and challenge unsafe practices. This helps ensure that safety and quality remain top priorities. In addition, Cadeler works closely with contractors and suppliers who share its HSEQ values and ambitions.

In 2025 Cadeler further strengthened safety culture support processes through the introduction of new cabin books, implementation of safety rules taken from IMCA, and by year-end rolling out a new fleet safety induction video and animation representing the safety leadership principles.

Management of the own workforce

Continued from previous page

Cadeler prioritises the day-to-day health and well-being of its employees. These efforts reflect Cadeler's commitment to fostering a healthy, balanced and supportive work environment:

- Health and Fitness: on-site employee gyms (where possible) allow workouts during work hours, provided this does not interfere with tasks or meetings. Cadeler also provides vitamins to all colleagues,
- Health Check-ups: offshore employees undergo mandatory health checks, while onshore employees are offered well-being assessments and extensive medical examinations with specialists,
- Private Healthcare Insurance: onshore and off shore employees are covered by private heathcare insurance,
- Life in Balance Programme: a continuous initiative offering seminars on topics like sleep, nutrition and meditation, promoting physical and mental health. In 2025 Cadeler also held specific sessions regarding the phases of life,
- Well-being hotline: all employees have access to a well-being hotline where they can raise health- and wellbeing concerns with a third-party professional.

Cadeler strongly believes in flexibility between work and personal life. For offshore employees, the organisation does all it can to accommodate personal wishes so its employees can take part in important life events. For onshore employees, Cadeler has a work from home policy, allowing people to better balance work and personal life. Cadeler also supports families through an accommodating parental care policy. Onshore, the parental care policy goes above and beyond the statutory laws and regulations to support employees in a balanced life with their family.

Equal treatment and opportunities for all

Cadeler strives to prevent, mitigate or remediate adverse human rights impacts that its business operations may cause or contribute to, while also being committed to fostering a diverse and inclusive workplace, emphasising equal opportunities for all employees.
As an equal opportunity employer, Cadeler is dedicated to fostering a supportive, inclusive and growth-oriented workplace. To support fair career development opportunities, the Company has established systems that facilitate internal mobility and clearly defined offshore career paths. A key initiative supporting this commitment onshore is "The Cadeler Position Turbine," a transparent title structure that outlines professional levels and their associated qualifications. Cadeler conducts annual employee reviews during which leaders gather feedback on employee from colleagues to gain a broader perspective and mitigate potential biases. This feedback is used to provide constructive input and to identify candidates for change of roles.

In 2025, Cadeler achieved significant internal mobility with numerous onshore employees transitioning into new roles within the Company, while offshore roles saw significant internal rotation. Cadeler supports employees in developing their professional competencies and skillsets by supporting employees in taking on new roles within the organisation. Cadeler believes that employees develop through challenging tasks and sufficient training (e.g. vessel-specific courses and competency-based learning). Additional support includes external education and professional memberships. Related to this point, in 2025 all onshore leaders participated in workshops on change management, feedback and self-reflection.

When recruiting new employees, Cadeler ensures a transparent process where all candidates follow the same recruitment procedure. Expectations for the role are clearly outlined in the job description, and all candidates are selected based on their professional and personal competencies for the position. Cadeler is committed to creating a diverse, inclusive and supportive workplace where all individuals are treated with respect and dignity. Cadeler maintains a zero-tolerance approach to discrimination, harassment and bullying, emphasising the psychological safety, health, and well-being of all employees. These principles apply to employees, contractors and business partners, who are encouraged to uphold similar standard.

Management of the own workforce

Continued from previous page

An organisation-wide Human Rights Impact Assessment was conducted in 2024 and delivered in 2025 and work is ongoing to implement recommendations and actions based on a three-year roadmap to review, understand and mitigate salient risks and impacts to workers and other individuals across Cadeler's business and value chain. The results of this assessment will feed into Cadeler's future improvement plans relating to its own workforce

Other work-related rights

As a listed Company and as per section 99d of the Danish Financial Statements Act, Cadeler is required to disclose its policy on data ethics. Cadeler complies with all relevant laws and regulations concerning data privacy, confidentiality and cyber security. Cadeler is committed to ensuring the security, privacy and proper handling of information by adhering to all relevant laws and regulations governing the creation, storage, dissemination and destruction of information.

Regular training is provided to employees handling sensitive information, enhancing their awareness of information and cyber security. Information is classified based on its importance, the risk of wrongful disclosure and the potential business impact of such disclosure. Highly sensitive information is encrypted prior to transmission to ensure its security.

To ensure secure disposal, sensitive information is destroyed in a manner that prevents reconstitution, whether in paper, digital devices or storage media. Mobile devices containing sensitive information or accessing corporate networks are secured to prevent unauthorised data leakage. Similarly, all computers and IT equipment are protected against unauthorised access.

The following principles form the basis for Cadeler's responsible handling of data:

- Transparency: Cadeler aims for transparency in all aspects of data handling, including ensuring that individuals are informed about their data is used and for what purpose,
- Respect: the Company respects the rights of all employees and individuals it does business with to make informed data choices and is committed to complying with all applicable legal and privacy requirements,
- Security: Cadeler seeks to protect the confidentiality, integrity and availability of Cadeler's s digital assets and data in compliance with relevant laws and industry-specific standards.

This policy is subject to annual review and approval by Cadeler's Senior Leadership Team.

Zero incident culture

S1-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities

Working conditions

The ultimate target for employees' health and safety is zero harm, meaning that no incidents or accidents take place while working for Cadeler covering both onshore and offshore employees.

The safety management objectives of Cadeler remain focused on defining safe practices for vessel operations by controlling all identified risks to the Company's ships, personnel and the environment, and establishing appropriate safeguards.

Achieving the zero-harm goal is a milestone rather than an endpoint, as continuous improvement is required to achieve zero-harm year after year. Health and safety remain top priorities, evolving alongside the Company's growth and adapting to the dynamic risk landscape shaped by societal and technological developments.

Even though Cadeler has a zero-harm goal in place and action plans aimed at preventing human injury and loss of life, Cadeler recognises a remaining risk for accidents and incidents. For this reason, Cadeler's approach is to continuously develop, implement and improve its HSEQ processes; use a risk-based approach when conducting Cadeler's activities; nurture a culture of continuous improvement where all employees learn from activities, successes, failures, incidents and observations; empower all individuals to challenge and stop unsafe acts, conditions, and behaviours; prioritise working with contractors and suppliers that have similar HSEQ ambitions and goals to Cadeler.

Management of the own workforce

Continued from previous page

Cadeler's own workforce has not been directly involved in setting the zero harm target, as this remains a management-level responsibility. However, employees are indirectly engaged in tracking performance through observation cards and participation in safety meetings, allowing them to identify potential improvements. Additionally, a workplace assessment has been conducted on the O-class vessels, with the aim of extending this assessment to Cadeler's remaining fleets.

Equal treatment and opportunities for all

While Cadeler is an equal opportunity employer and fosters a diverse and inclusive environment, the Company has not set specific targets or KPIs for workforce diversity, either onshore or offshore, but always aims to recruit the best candidate for the role, based solely on personal and professional competencies. Cadeler encourages interested applicants regardless of race, gender, sexual orientation, religion, age or any other characteristics to apply for vacancies.

Cadeler acknowledges that the maritime industry is characterised by an uneven gender balance. The candidate pool recruited from, especially for offshore positions, has a higher male representation. The approach to this imbalance is to recognize that gender distribution begins in early education, and therefore Cadeler has implemented initiatives to enhance recruitment efforts. For example, the Company maintains a strong presence at universities in the UK and DK with the aim of inspiring students from all backgrounds, regardless of race, gender, sexual orientation, religion, age, national origin, or other characteristics,to consider career opportunities in the maritime sector, specifically at Cadeler.

Cadeler achieved its target of 30% women in leadership positions in 2025. To further strengthen gender diversity, the Company has set a new target of 40% women in leadership positions by 2030.

Other work-related rights

Cadeler is committed to handling data responsibly. Whilst the Company seeks to harness the benefits that new technologies and data usage bring, it will always respect and uphold the fundamental rights of all employees and stakeholders. As a starting point, Cadeler has developed training sessions with the ambition that new employees will complete the training. The purpose is to ensure that employees are informed about the data privacy responsibilities when working at Cadeler as well as the policies and responsibilities that apply to Cadeler as an organisation working under Danish law. Besides providing employees with information on policies, the training is also be used to identify relevant target areas for data privacy in Cadeler.

Own workforce composition

S1-6 – Characteristics of the Cadeler's Employees

Given the nature of the services and the industry in which Cadeler operates, tables presenting data on the number of employees, diversity, gender distribution, etc. are disaggregated into onshore and offshore segments. Cadeler is proud of its highly international workforce both in terms of locations and nationalities represented across its different locations. Cadeler's workforce is composed by 43 different nationalities as of 31 December 2025. While the majority of the workforce is situated in Denmark and the United Kingdom, Cadeler also has employees located in the offices in Japan, Taiwan, Monaco and the US.

Characteristics of the undertaking's employees

The reported headcount represents the total number of employees on the payroll at year-end. The allocation of employees by country relies on the following principles: onshore employees are assigned to a country based on the contract rather than where they are geographically located. Offshore employees are categorized differently, as they are on the vessels: for Danish-flagged vessels, all crew members are allocated to Denmark. For other vessels where all crew members are employed under multiple contracts associated with different jurisdictions, they are categorized as UK. Permanent employees are defined as long-term employees on contracts of indefinite duration. Temporary employees are employees on a time-limited contract. Offshore temporary contracts cover all employees apart from the regular crew, due to shorter projects or unexpected circumstances. Non-guaranteed hours employees work exclusively under defined terms. Onshore, they are mainly working as students assistants.

Management of the own workforce

Continued from previous page

The Employee turnover in 2025 represents 9.8% of Cadeler's workforce, meaning that 103 employees left Cadeler during the year. Offshore employee turnover is slightly higher (11.7%) than onshore employee turnover (5.8%).

Employee Turnover methodology

The employee turnover rate is calculated as the number of employees who left during the reporting year divided by the number of employees at year-end. All figures are reported on a headcount basis.

S1-8 – Collective bargaining coverage and social dialogue

Collective bargaining in the shipping industry regulates key conditions for seafarers, including wages, working hours, safety standards, and leave arrangements. All seafarers operating on Danish-flagged vessels are covered by collective bargaining agreements within Cadeler, representing 36% of the Company's own workforce. Outside Denmark, 24% of seafarers are covered by such agreements. Overall, 43% of the Company's workforce is covered by collective bargaining.

	Denmark		United Kingdom		Other		Total
	Onshore	Offshore	Onshore	Offshore	Onshore	Offshore	
Number of Employees [Head Count]	242	396	90	333	12	-	**1,073**
Number of permanent employees [Head Count]	236	357	88	286	11	-	**978**
Number of temporary Employees [Head Count]		39	1	47	-	-	**87**
Number of non-guaranteed hours employees [Head Count]	6	-	1	-	1	-	**8**

Management of the own workforce

Continued from previous page

S1-9 – Diversity metrics

Although Cadeler strives to ensure diversity, there remains a gender imbalance, with 887 male employees and 165 female employees in the workforce by the end of the 2025. Women represent 40% of the employees onshore and only 4% of the employees offshore.

	Male		Female		Total
	Onshore	Offshore	Onshore	Offshore	
Number of Employees [Head Count]	207	700	137	29	**1,073**
Number of permanent employees [Head Count]	204	617	131	26	**978**
Number of temporary Employees [Head Count]	-	83	1	3	**87**
Number of non-guaranteed hours employees [Head Count]	3	-	5	-	**8**

Cadeler believes that its initiatives in universities are helping to drive change across the industry as a whole, and that its diversity policies will improve its future representation on these metrics, fostering greater gender diversity across both onshore and offshore business activities.

Diversity metrics

Top management level is defined as the Senior Leadership Team, including the CEO, CFO, Executive Vice Presidents and Senior Vice-Presidents. The age count is based on the age distribution of the workforce at 31/12.

Age	Onshore	Offshore	Number of Employees
Below 30 years [Head Count]	68	81	149
	19.8%	11.1%	13.9%
Between 30 and 50 years [Head Count]	212	463	675
	61.6%	63.5%	62.9%
Above 50 years [Head Count]	64	185	249
	18.6%	25.4%	23.2%

In terms of age diversity, the majority of employees across Cadeler fall within the age group of 30 to 50 age group (over 60% both onshore and offshore). For onshore roles, the age groups under 30 and over 50 are equally represented, whereas offshore roles have the smallest proportion of employees in the under 30 age group.

	Total	%
Male	6	67%
Female	3	33%
Senior Leadership Team	9	100%

Cadeler's Diversity, Equity & Inclusion Policy, outlines and guides the Company's active support for commitment to a diverse and inclusive organisation, building on a firm commitment to equal opportunities for all. This commitment includes prioritising diversity and inclusion across all levels of the organisation, including the Senior Leadership Team, where in 2025 women represented a 33.33% of the total composition.

In addition to gender diversity and in accordance with §107d of the Danish Financial Statements Act, Cadeler considers factors such as age, nationality or professional and educational background in Cadeler's approach to enhancing inclusivity at Board of Directors and Senior Leadership Team.

Management of the own workforce

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Safeguarding physical integrity

S1-14 – Health and safety metrics

To illustrate that Cadeler's highest priority is the health and safety of its entire workforce, the Company is ISO-45001 certified, meaning that all employees including onshore and offshore workers are covered by the integrated management system.

In 2025 no fatalities occurred among Cadeler's workforce or other workers operating on Cadeler-controlled sites. This outcome reflects the Company's continued focus on health and safety and its commitment to maintaining a safe working environment.

There were 10 total recordable incidents during the year, resulting in a Total Recordable Incident Frequency (TRIF) of 5.58 (vs 2.43 in 2024). Lost-time incidents were, leading to 139 days lost due to work-related injuries and an overall Lost Time Incident Frequency (LTIF) of 1.68 (vs 0.81 in 2024).Cadeler operates more vessels in 2025 than in 2024, explaining that the absolute number of incidents has increased. Despite an increase in terms of projects and operations, the Company is committed to reduce the number of incidents, trying to achieve the target of zero incident.

Health & Safety metrics

The Company is covered by ISO-45001 and the Company is tracking the number of recordable work-related incidents, including fatalities, lost-time injury, medical treatment cases and restricted work cases. Cadeler is externally audited annually by DNV (DK) and Lloyds Register (UK), ABS (UK - Panama) and Class NK (UK – Japan DoC for ISM) against the certificated standards of the management system ISO 9001, ISO 14001, and ISO 45001 and ISM code.

	2025	2024	% change
Percentage of people in the workforce covered by health and safety management system	100%	100%	0%
Number of fatalities in the workforce as result of work-related injuries and work-related ill health	0	0	0%
Number of fatalities as result of work-related injuries and work-related ill health of other workers working on Cadeler-controlled sites	0	0	0%
Total recordable incidents	10	3	233%
Total recordable incident frequency (TRIF) - incidents per million hours worked	5.58	2.43	130%
Number of lost-time incidents	3	1	200%
Number of days lost to work-related injuries	139	101	38%
Lost time incident frequency (LTIF) - lost time incidents per million hours worked	1.68	0.81	107%
Total person working hours	1,791,450	1,234,903	45%

Management of the own workforce

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Ensuring an equitable pay for all employees

S1-16 – Remuneration metrics

Cadeler is committed to fair and equitable pay for all employees, regardless gender. Compensation programs and practices are regularly reviewed internally to ensure consistency and fairness across the organisation. In 2025, Cadeler conducted a review of salary levels across its regions to assess potential pay difference among employees performing similar roles and holding comparable levels of responsibilities and experience. The purpose of this review aims to ensure equal pay for equal work. Going forward, this assessment will be conducted periodically to monitor and address potential salary gaps across the organisation.

Women represent 15.7% of Cadeler's total workforce. In 2025, Cadeler reports its gender pay gap for the first time. The assessment of this metric resulted in a difference of -2% meaning that on average women earn more than men across the total workforce. Cadeler considers that this metric does not reflect equal pay comparisons between male and female employees. The gender pay gap is calculated as an aggregate measure across the entire workforce and does not adjust for differences in role, location, seniority, qualifications, employment conditions or the workforce composition across onshore and offshore roles. As such, the metric provides a general overview of workforce composition rather than a like-for-like comparison of remuneration.

Cadeler remains committed to being a fair and equitable employer. The Company continues to support initiatives aimed at fostering women's career development, and strengthening the pipeline of female talent within the offshore wind sector.

Gender pay gap

A negative percentage indicates that female employees earn more on average.

Gender pay gap is calculated as the difference between the average gross pay of male and female FTEs divided by the average gross pay of all male FTEs. This calculation does not take into account day-rate contractors neither students/temporary roles. Gross pay includes fixed and variable components of compensation.

Measurement uncertainty arises from certain components of remuneration that cannot be individually assessed and are therefore estimated.

The Company reports for the first time its annual total remuneration ratio. This ratio represents the ratio of the highest paid individual to the median annual total remuneration for all employees which is 25 in 2025.

Annual total remuneration ratio

The calculation based on the average annual gross pay level of all full-time employees. The calculation includes the base salary, and where applicable, bonuses and pension. The amounts are converted to EUR with the effective foreign exchange rates of the last day of the year.

Gross pay level per employee is calculated as the Annual Gross Salary per FTE. The part time employees´ salary has been excluded from the calculation.



WIND ORCA
12.8t

Management of the own workforce

S1-17 – Incidents, complaints and severe human rights impacts

Cadeler received 7 complaints of various types during 2025 through its channels for raising concern. There were no reported incidents of discrimination, nor were any fines, penalties, or compensation issued in relation to such cases. Similarly, no complaints were, to the best of Cadeler's knowledge, filed with the National Contact Points.

No severe human rights impacts or instances of non-compliance with the UN Guiding Principles and OECD Guidelines for Multinational Enterprises were identified. As a result, there were no fines, penalties, or compensation related to these matters.

Although Cadeler does everything it can to foster an open culture, it acknowledge that some cases may never be reported through its formal channels, and that the disclosed figures therefore might be understated.

Incidents, complaints and severe human rights impacts

Incidents of discrimination and harassment refers to cases classified under Speak Up!

Discrimination and harassment: uninvited and unwelcome verbal or physical conduct directed at an employee because of his or her gender, religion, ethnicity or beliefs.

Sexual harassment: the making of unwanted and offensive sexual advances or of sexually offensive remarks or acts, especially by one in a superior or supervisory position or when acquiescence to such behavior is a condition of continued employment, promotion or satisfactory evaluation.

Retaliation: verbal, physical or written discriminatory or harassing behavior toward an individual who has made a good faith report regarding a compliance issue.

	2025	2024
Number of incidents of discrimination [cases]	0	0
Number of complaints filed through channels for people in own workforce to raise concerns [cases]	7	10
Number of complaints filed to National Contact Points for OECD multinational enterprises	0	0
Total amount paid in fines, penalties and compensation for damages result of incidents of discrimination [monetary]	0	0
Number of severe human rights issues and incidents connected to own workforce [cases]	0	0
Of which are cases of non-respect of UNGPs and OECD guidelines	0	0
Total amount paid in fines, penalties and compensation for severe human rights issues and incidents connected to own workforce [monetary]	0	0

Promote sustainable business practices in the value chain

Engaging with the stakeholders

ESRS 2 SBM-3 – Material impacts, risks and opportunities and their interaction with strategy and business model

Working within the Company's value chain may affect workers' conditions and rights in several ways. In particular, there is a risk that working conditions may not fully comply with applicable local regulations or with the Cadeler's own policies and standards. Workers in the value chain may also face potential impacts on fundamental human rights, including risks related to forced labour or child labour, as well as other labour-related rights such as equal pay for work of equal value, access to quality training and professional development, and systemic gender inequality or unequal remuneration. The interests, views and rights of these workers are considered especially impact-material in the upstream part of the value chain, where the Company has comparatively less direct oversight. These issues can arise across different countries and industries, reflecting broader systemic challenges. Cadeler acknowledges the existence of these systemic risks in order to better identify, prevent and address potential adverse impacts within its value chain.

Cadeler's disclosure on workers in the value chain aims to cover actual and potential impacts on workers for tier one suppliers as well as further down the value chain. Tier one and HSEQ critical suppliers are the primary focus of this disclosure.

Through the human rights impact assessment, Cadeler identified the following categories of potentially impacted workers in the value chain:

- Workers in the direct supply chain: for example, shipyard workers, contractors performing services on Cadeler's vessels, workers at companies providing equipment and services for Cadeler, workers at transportation companies. These workers are mostly upstream from Cadeler's business, as its business provides services rather than products. A limited number of workers would be considered downstream, i.e. those working with waste management providers or involved in the decommissioning of project equipment and eventually vessels,
- Workers in the indirect supply chain: for example, workers at companies providing parts and services to Cadeler's direct supply chain,
- Workers in the extended supply chain: for example, workers involved in the extraction of raw resources, or the production of energy sources or bunkering ultimately used by Cadeler or its direct supply chain,
- Workers exposed to material impacts by Cadeler's own operations: these include workers providing services at Cadeler's own operational sites,for example, onboard and alongside the vessels. The potentially material impact that Cadeler is most likely to have on workers in its value chain is related to management of risks to health and safety at the Company's worksites. Cadeler aims to manage risks to health and safety risks effectively and reduce the likelihood of impacts on both its own employees and those in its value chain to the lowest extent possible when they are present at Cadeler's worksites, and
- Workers exposed to impacts through the value chain: these include workers in the Company's direct supply chain, indirect supply chain, and extended supply chain.

Promoting Human Rights along the Value Chain

The first global human rights impact assessment was conducted with the support of external advisors in 2024 and delivered in 2025 to ensure Cadeler's commitment to respect human rights. This assessment was conducted in accordance with the expectations set out in the UN Guiding Principles.

The key findings of the impact assessment which were presented to Cadeler in 2025 were as follows:

- Cadeler has a public commitment to respect human rights; however, the due diligence approach can be further improved
- Human rights risks are inherently high for Cadeler and the offshore wind industry, given the nature of the work and the supply chain,
- There are robust measures in place for Cadeler's own employees, efforts to address additional human rights risks in the supply chain are currently largely limited to health and safety management for selected tier one suppliers,

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These findings have been used to develop a proportionate and tailored human rights strategy and a three-year implementation roadmap for Cadeler. In 2025, Cadeler has focused on establishing an improved governance model and clear responsibility for the day-to-day oversight as well as shared the findings from the impact assessment across the organisation.

Cadeler's salient human rights risks have been identified and defined based on each key rightsholders groups. The most salient risks for each key rightsholder are listed below:

- Offshore employees: accidents resulting in risks to life and health, work-related risks to mental health, risk of excessive working hours or periods, work-related risks to family life and risks of discriminatory treatment,
- Onshore employees: accidents at projects sites resulting in risks to life and health, risk of excessive working hours, potential impacts of geopolitical conflicts on security and risks of discriminatory treatment,
- Supply chain workers: accidents resulting in risks to life and health, risk of child and forced labour in the extended supply chain, risk of excessive hours and potential for unjust working conditions,
- Community members: risks to human rights defenders, impact on community rights, risks to livelihoods, risks to effective remedy and risk of environmental harm.

The risks will be further analysed and prioritised to ensure that they are addressed appropriately.

Cadeler needs throughout the different transport, installation and maintenance works performed across geographies to engage and collaborate with the appropriate third-parties and partners that provide the required goods and services for the operations of the Company's assets and execution of its project work scopes.

The demand for these services is increasing as Cadeler is growing its fleet and thereby also number of projects. Cadeler's suppliers and partners therefore have an increased opportunity to contribute to the sustainability and predictability of their businesses, allowing them to create or maintain stable jobs in their organisations as well as upskilling their workers to meet the requirements.

Suppliers are required to confirm compliance with Cadeler's Supply Chain Code of Conduct which establishes the foundation for the right framework and values for a positive work environment.

A more formalised process for conducting ongoing human rights due diligence will also be defined, and human rights indicators will be incorporated into supplier selection and retention to ensure that the human rights strategy is implemented efficiently.

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Impacts, risks and opportunities management

S2-1 – Policies related to value chain workers

Working conditions

Cadeler's Supply Chain Code of Conduct is shared with suppliers across its value chain and informs the Company's partners of its expectations related to their ESG management practices. It is applicable to all new onshore and offshore suppliers and includes requirements and expectations related to forced and child labour (in accordance with applicable ILO standards); health and safety; non-discrimination; freedom of association and collective bargaining; and grievance mechanisms. Further information on Cadeler's Supply Chain Code is provided in G1-2. As part of Cadeler's supplier onboarding process, and in accordance with Cadeler's Supply Chain Code of Conduct, suppliers are expected to have in place, or to commit to adopting within a reasonable timeframe, health and safety policies and management systems designed to reduce work-related injury and illness and promote the general health of employees. Suppliers are requested to ensure that information regarding health and safety systems and standards is made readily available to employees in appropriate languages.

As part of the mentioned onboarding process, suppliers are assessed by departments of HSEQ, and E&C. The process is centralised within Procurement, which is responsible for the registration of all relevant master data in Cadeler's systems, as well as the communication of the Supply Chain Code of Conduct. The suppliers are only registered in the system, by Procurement, after approval from HSEQ, and E&C. Depending on the nature of the goods and services to be provided, by the supplier, and the countries in which the supplier is based at, and delivering and providing the goods and services, a different level of assessment may be required as per the criteria defined by the specific functions (HSEQ or E&C).

Through effective and regular communication, suppliers should ensure that workers are aware of the suppliers' obligations with regard to site safety as well as their own obligations with respect to ensuring the safety of themselves and other employees. As a minimum, suppliers should provide their workers with reasonable access to potable water and sanitary facilities, fire safety, emergency preparedness and response, industrial hygiene, adequate lightning and ventilation, equipment for prevention of occupational injuries and illness and proper machine safeguarding. Suppliers should also ensure these same standards apply to any dormitory or canteen facilities.

Suppliers should have a policy in place that is aligned with national and other applicable laws and regulations regarding alcohol and drug abuse prevention, including testing where permitted, and should communicate this policy appropriately to employees. Cadeler expects that its suppliers do not use forced, coerced, bonded or indentured, or involuntary labour of any form. All work, including overtime, shall be voluntary and performed of the worker's own free will. Employees should be free to leave employment upon giving reasonable notice. Suppliers should not require workers to surrender government-issued identification papers, passports or work permits as a condition of employment.

All workers must have written contracts that comply with local laws. Suppliers must pay each employee at least the legal minimum wage plus benefits (where applicable) and are encouraged to follow voluntary codes. Suppliers must pay their employees promptly, providing each with clear, written accounting for every pay period. Wages should be paid regularly and, on time and be fair in respect of work performance. Payment should not be made more than one month in arrears and no deductions should be made from employees' pay for disciplinary reasons or to compensate the employer for providing safer work conditions. Working hours must not exceed the legal limit and, where relevant, notification should be given of any particular hazards or risks associated with the work performed. Workers should be properly compensated for overtime in accordance with the law and within legal working hour limits.

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Workers should be granted their stipulated annual leave and sick leave without any repercussions and should be able to take their stipulated maternity or paternity leave in accordance with national and local laws.

Cadeler is committed to providing equal opportunities for all. Suppliers shall not discriminate on the basis of race, national or ethnic origin, gender, sexual orientation, religion, disability, age, cultural background, social group, material status, family status or political opinion, or other similar factors. Employees shall be treated with dignity and respect. This shall be achieved by providing a workplace free from physical, sexual, psychological or verbal harassment or abuse, or the threat of such treatment.

All workers, if any, under the age of 18 must be protected from performing any work that is likely to be hazardous, or likely to interfere with education, or that may be harmful to the young person's health or safety. Suppliers should also adhere to legitimate work-place apprenticeship programmes and comply with all laws and regulations governing youth labour and apprenticeship programmes.

This explicitly includes the requirements of the International Labour Organisation's Minimum Age Convention, 1973. (No. 138) and Worst Forms of Child Labour Convention, 1999 (No. 182), irrespective of whether they have been ratified by the local country of operation.

Cadeler is committed to creating an environment free from discrimination, harassment and bullying. This means that all individuals contracted to work for Cadeler, must contribute to the creation of a work culture that is engaging, supportive, and free from negative and harmful behaviours. Also, suppliers are requested to take intentional and thoughtful steps to promote positive engagement with colleagues and to refrain from causing intentional harm.

Other work-related rights

Cadeler's Human Rights Policy sets out the Company's commitment to respect the human rights for its employees and those who perform work on behalf of Cadeler. It covers topics including forced and child labour (in accordance with applicable ILO standards), health and safety, non-discrimination, freedom of association and collective bargaining, and grievance mechanisms.

Cadeler's Human Rights Policy explicitly prohibits the use of all forms of modern slavery, included forced or indentured labour, and any form of human trafficking. Cadeler encourages all those it does business with to adhere to similar standards. The approach is based on the principles set out in the International Bill of Human Rights, the UN Guiding Principles on Business and Human Rights, and the International Labour Organisation's (ILO) Declaration on Fundamental Principles and Rights at Work.

Cadeler respects the privacy and personal data its business partners, and is committed to complying with global data protection and privacy laws and regulations, including the EU General Data Protection Regulation (GDPR). Cadeler's policy sets out the requirements for ensuring all personal data is processed by or on behalf of Cadeler in a fair, lawful and transparent way.

The policies are reviewed annually, approved by Cadeler SeniorLeadership Team and the Human Rights Policy by the Board of Directors, while a designated department is responsible for implementing each policy.

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How to engage with upstream workers

S2-2 – Processes for engaging with value chain workers about impacts

Cadeler seeks to select and engage with suppliers that comply with applicable laws and regulations and that aim to go beyond compliance by meeting standards that are generally expected. Cadeler has a strong preference for working with suppliers who share its commitment to honesty and integrity and who seek to integrate principles of sustainable development into all areas of their business. When collaborating with Cadeler, suppliers are required to comply with the Supply Chain Code of Conduct, which establishes the framework and values for a positive work environment at Cadeler. Furthermore, the responsible functional or contracting manager informs suppliers of their rights and obligations to raise concerns whenever experienced. Cadeler is committed to safeguarding the health and safety business partners and communities within which it operates. Cadeler requires all relevant individuals and third parties present at Cadeler workplaces worldwide to observe all applicable legal requirements relating to occupational health and safety standards and encourages suppliers to focus on safety management at their own sites. The Procurement department, the HSEQ department and the E&C department are responsible for selecting the suppliers which demonstrate a real engagement towards workers' rights within the value chain.

Remediation processes for value chain workers

S2-3 – Processes to remediate negative impacts and channels for value chain workers to raise concerns

Cadeler's confidential reporting channel (Speak Up!) serves to raise serious concerns like those related to potential human rights violations. EthicsPoint is the independent provider of this channel. All concerns raised are reported to Cadeler by EthicsPoint on a confidential and anonymous basis, unless anonymity is waived by the person reporting. SpeakUp! is available to any individuals working on Cadeler's behalf and any individuals with a relationship to Cadeler, including its clients and suppliers. Further information on the reporting channel is provided at G1-1.

Cadeler does not have a standard remediation action for all cases, but has established a Confidential Reporting procedure and a Speak Up Committee. Appropriate remedial actions are determined on a case-by-case basis. Actions to provide remedy are defined, where considered necessary, following examination and analysis of the specific incident reported in accordance with relevant internal procedures.

The Company's policies emphasise that workers in the value chain can raise concerns without fear of retaliation. Additional information is provided in section G1-1.

In 2025, there were no reported cases concerning potential human rights violations through Cadeler's confidential reporting channel or, to the best of Cadeler's knowledge, through other available channels.

Outcome of Human Rights Impact Assessment

S2-4 – Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions

Cadeler was provided the results of the HRIA in 2025. This was undertaken in accordance with the expectations set out in the UN Guiding Principles and included the following elements:

i) Saliency Mapping: Mapping Cadeler's value chain (from supply chain to wind farm construction, maintenance and decommissioning, as well as direct operations and business relationships) against internationally recognised human rights. This involved a combination of interviews with key internal and external stakeholders and desk-based research to determine the saliency and causal relationship of each human right in terms of potential impact on key rightsholder groups most relevant to Cadeler's business,

ii) Gap Analysis: Assessing the degree to which Cadeler's existing measures and human rights approach align with the expectations of the UN Guiding Principles as well as forthcoming European regulatory requirements on human rights due diligence. This was supplemented by benchmarking against industry peers and leading companies to identify current management practices and, including best practices,

Promote sustainable business practices in the value chain

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iii) Strategy & Roadmap: Benchmarking five industry peers to identify leading and best practices; assessing and summarizing the applicable and forthcoming regulatory landscape on human rights due diligence; and conducting workshops with internal stakeholders to align on Cadeler's ambition and maturity level in relation to human rights management. These activities supported the definition of Cadeler's human rights strategy and the development of an associated implementation roadmap. The roadmap consists of a three-year implementation plan, structured around differentiated priorities for each year, reflecting a phased approach to strengthening Cadeler's human rights management practices over time.

In 2025, the Company developed a three-year roadmap to support continuous improvement with respect to the rights of workers throughout the value chain.

Cadeler is unaware of any severe human rights issues and incidents connected to upstream and downstream value chain for the reporting year 2025.



S2-5 – Targets related to managing material negative impacts, advancing positive impacts and managing material risks and opportunities

Cadeler has not yet established specific targets related to managing impacts, risks and opportunities for workers in its value chain. Cadeler will use the improvement areas identified during the HRIA, as guidance for progressively setting targets to strengthen its performance related to workers' rights in the value chain. The Company expects to be able to disclose concrete targets related to this topic in the next reporting year.

Governance



Foster business ethics

Impacts, risks and opportunities management

ESRS 2 IRO-1 – Description of the processes to identify and assess material impacts, risks and opportunities

To identify and assess material impacts, risks, and opportunities, Cadeler considered risks arising from the size of the organisation, its business activities and operations, and the various locations in which it operates. The Company's business conduct emphasises ethical practices across the entire value chain. The prioritisation of IROs is based on the experience and expertise of Senior Management and Leadership. Based on this process, Cadeler identified the prevention of bribery and corruption, incidents of bribery and corruption, the management of supplier relationships, and corporate culture as central elements for operating the business and maintaining a leadership position in the market.

GOV-1 – The role of the administrative, management and supervisory bodies

Cadeler has an Ethics and Compliance (E&C) function that manages risks related to Company governance, anti-bribery and corruption practices, human rights processes, etc. This function works in coordination with the Procurement department to push Cadeler's expectations for sustainability practices towards its supply chains and monitor supply chain risks due to issues such as human rights and corruption.

G1-1 – Business conduct policies and corporate culture

Business conduct policies and corporate culture

Cadeler's Code of Conduct (the "Code") outlines the principles and guidelines for maintaining ethical business practices and integrity within Cadeler. It sets out the values that those working for Cadeler are expected to adhere to, including with respect to anti-bribery and corruption; health, safety and environment; and equal opportunities, diversity and respect in the workplace. The Code is publicly available and is mandatory for all onshore and offshore employees, officers and directors of Cadeler.

The Code is supported by internal policies and procedures that further strengthens Cadeler's approach to key areas of business conduct, including inter alia, HSEQ; Anti-bribery & Corruption; Sustainable Development; Human Rights; and Personal Data & Privacy.

Cadeler's policies are developed by the respective departments, with the support from the E&C team in conjunction with the Policy Management Committee. They are reviewed periodically and approved by Cadeler Executive Senior Leadership, while a designated department is responsible for implementing each policy.

The expertise of Cadeler's administrative bodies is disclosed in the Annual Report. Please refer to the Management Review for disclosures related to business conduct matters.

Protection of whistleblowers

All employees and any individual with a relationship with Cadeler, such as clients and suppliers, are encouraged to raise concerns whenever they identify activities that are not aligned with Cadeler's values and behaviours throughout Speak Up! which provides a framework for concerns to be raised confidentially and without fear of adverse repercussions.

EthicsPoint is the independent third party in charge of managing confidentiality reports, providing an anonymous and confidential mechanism for raising concerns about serious matters for unethical or improper conduct, including suspected violations of applicable laws and regulations or Cadeler policies and procedures; discrimination, bullying or harassment of any kind; and environmental, health and safety or human rights concerns.

Cadeler prohibits retaliation of any kind against employees who raise concern in good faith, even if doing so may result in a loss of business. Cadeler takes every report of potential misconduct seriously and is committed to conducting all reviews and investigations in an independent, fair and impartial manner.

Information about the confidential reporting hotline and the Confidential Reporting (Speak-Up!) Procedures is available on the Company's Intranet, through training materials and the Confidential Reporting Channels can also be accessed from the Company's website. Awareness is further promoted through the display of posters in shared areas at both onshore and offshore workplaces and, to increase accessibility, a QR code linked to the hotline's webpage is available, encouraging employees to raise concerns whenever necessary.

Cadeler's Supply Chain Code of Conduct also refers to the confidential reporting channel, emphasising that value chain workers can raise concerns and seek remediation without fear of retaliation.

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G1-2 – Management of relationships with suppliers

In line with its approach to responsible business, Cadeler actively seeks to select and work with suppliers who not only comply with laws and regulations but also go beyond compliance by meeting the standards expected of an industry leader. Cadeler has a strong preference for working with suppliers who share its commitment to honesty and integrity and who seek to integrate principles of sustainable development into all areas of their business.

Cadeler commits to paying all its suppliers and partners, including specialists, on time and in accordance with agreed payment terms. This commitment is reflected in the finance management procedures governing the invoice payment process. Invoices are filtered, extracted and classified into the relevant payment file and invoice currencies on a weekly basis.

The payment files are then submitted, generating a summary list of invoice amounts per supplier within the system. Structured reports are set up in Cadeler's ERP system and twice weekly reviews are conducted to identify invoices requiring handling or approval. An automatic reminder notification system is in place to prevent late payments.

Supply Chain Code of Conduct

Cadeler's Supply Chain Code of Conduct sets out the requirements and principles that Cadeler's suppliers are expected to adhere to. The Supply Chain Code of Conduct applies to all new onshore and offshore suppliers and includes requirements and expectations related to forced and child labour, environment, anti-bribery and corruption, health and safety, non-discrimination, freedom of association and collective bargaining, and grievance mechanisms. Adherence to the Supply Chain Code of Conduct is a contractual requirement for all new suppliers onboarded under Cadeler's standard terms and conditions.

Due Diligence Activities

Cadeler follows a structured procedure under which suppliers are identified, assessed, onboarded and managed when applicable. From a procurement perspective, the key process relates to the sourcing lifecycle in Cadeler, including the business need or scope of work, business case, tender process or sourcing approach, evaluation and selection of a supplier for a contract, framework agreement or purchase order. This procedure applies to new contracts with an estimated value exceeding EUR 25,000. The process is described in detail in the procedure "Sourcing and Supplier Selection". For amounts below EUR 25,000, the purchasing activity may be handled via a purchase order without a contract or framework agreement and governed by Cadeler's Purchase Order Terms and Conditions.

From a business perspective, suppliers are also classified as "Basic", "Standard" and "Manage", triggering the requirements for onboarding, monitoring and corresponding management. Cadeler HSEQ has established specific criteria for classifying suppliers as "Low", "Medium" or "High Risk" from an HSEQ perspective. This is reflected in Cadeler's Supplier Management Procedures. Since 2024 , Cadeler has included the HSEQ risk assessment in the onboarding process.

The Company is continuing to optimize its third-party supplier due diligence processes through the integration of an electronic screening tool introduced in 2024. The tool forms part of the supplier onboarding framework to help identify risks associated with financial crime, sanctions, key legal issues captured in the media, and other responsible business practices which are risk-weighted in accordance with internal risk methodology.

Onboarded suppliers are also subject to ongoing monitoring and periodic risk assessments. Frequency of the assessment depends on the experience of Cadeler with the suppliers. Any flagged issue automatically triggers a review from HSEQ, E&C and/or Procurement.



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Fighting against corruption and Bribery

G1-3 – Prevention and detection of corruption and bribery

Cadeler has zero tolerance for any form of bribery and corrupt payments, whether given or received, directly or indirectly, anywhere in the world. This prohibition is clearly outlined in the Company's Code of Conduct and the Anti-bribery and Corruption Policy, which is applied to all offshore and onshore employees, individuals contracted to work for Cadeler and any third parties acting on behalf of Cadeler, including consultants, agents and suppliers. These documents are available on Cadeler's internal platform. Cadeler's Anti-bribery and Corruption Policy is further supported by a Gifts and Hospitality Policy, which sets out the minimum requirements and principles that apply when giving or receiving anything of value on behalf of Cadeler, as well as by the Supply Chain Code of Conduct. Both the Code of Conduct and the Suppliers Code of Conduct are available on the Company's website.

Employees are encouraged to immediately notify Cadeler's E&C team if they become aware of any behaviour that has the potential to breach Cadeler's policies. Where this is not possible, or if individuals do not feel comfortable doing so, concerns may also be raised via Cadeler's confidential reporting channel (Speak Up!) in accordance with the procedures described in G1-1. Reports of corruption or bribery will be investigated by E&C in conjunction with Finance and Legal departments. Dependent on the nature of the concern, assistance from external third-party specialists may also be utilised.


CADELER

Foster business ethics

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Training and awareness

To support the implementation of Cadeler's Code and associated policies and procedures, a companywide electronic Ethics Engagement Training was rolled out in 2024 to all new onshore and offshore employees.

An update of the Code of Conduct is planned for 2026 together with an awareness training module for all employees. To continue to foster an appropriate tone from the top, face-to-face training is provided on an annual basis to Cadeler's Senior Leadership team, covering key areas of business conduct such as competition law, anti-bribery and corruption, and data protection and privacy.

Prevention and detection of corruption and bribery

The at-risks functions outlined in the training table are defined as follows: 'risk' determined with regard to nature of activities , type of role and seniority of role. Hence, the Company considers as at-risk functions the Board, Senior Leadership, Finance, Procurement, Sales, Strategy and Business development, Legal, and Contract management teams as well as the vessel masters and ports captains.

	2025		
Training coverage	**Managers**	**Board of Directors**	**At-risk functions***
Total	100%	0%	100%
Total receiving training (e-learning)	0%	0%	83.6% onshore/73.7% offshore
Total receiving training (face-to-face)	100%	0%	N/A
Delivery method and duration			
Classroom training	1 hour	N/A	N/A
Computer-based training	N/A	N/A	N/A
Voluntary computer-based training	N/A	N/A	20 minutes
Frequency			
How often training is required	Annual	N/A	Annual
Topics covered			
Definition of corruption	Covered	Not covered	Covered
Policy	Covered	Not covered	Covered
Procedures on suspicion/detection	Covered	Not covered	Covered

*Cadeler's definition of at-risk functions with respect to corruption and bribery include the Board, senior leadership, finance, procurement, sales, strategy & business development, legal, contract management teams as well as the vessel masters and site managers.

Please note that at-risk functions training did not occur in 2025. The frequency of this training for at-risk functions will be every 2 years onwards.

Foster business ethics

Continued from previous page

G1-4 – Incidents of corruption or bribery

Cadeler recorded no incidents of corruption or bribery in 2025, with no evolution compared to 2024. Cadeler remains committed to ethical business practice, and it will continue to engage with business partners that demonstrate the same commitment.

	2025
Number of convictions for violation of anti-corruption and anti-bribery laws [Cases]	0
Amount of fines for violation of anti-corruption and anti-bribery laws [Monetary]	0
Number of confirmed incidents of corruption or bribery [Cases]	0
Number of confirmed incidents in which own workers were dismissed or disciplined for corruption or bribery-related incidents [Cases]	0
Number of confirmed incidents relating to contracts with business partners that were terminated or not renewed due to violations related to corruption or bribery [Cases]	0
Number of public legal cases regarding corruption or bribery brought against undertaking and own workers [Cases]	0

Incidents of corruption or bribery

A confirmed incident of corruption or bribery with business partners is defined as an incident of corruption or bribery that has been found to be substantiated and where the employee was dismissed or disciplined.

A confirmed incident relating to contracts with business partners that were terminated or not renewed due to violations related to corruption or bribery is defined as an incident of corruption or bribery that has been found to be substantiated and where the contract with a business partner was terminated or not renewed.

G1-6 – Payment practices

Cadeler's standard payment terms are 45 days. The average time to pay invoices in 2025 was 50, with 72.8% of payments aligned with standard payment terms. Payment performance in 2025 reflects the operational transition associated with migrating legacy operations into the group's unified financial system. Cadeler will continue to strive towards increasing its performance on these specific metrics. Cadeler has no outstanding legal proceedings related to late payments, highlighting its commitment to responsible and timely payment practices.

	2025	2024
Average number of days to pay invoice [days]	53	36
Description of undertakings standard payment terms in number of days by main category of suppliers [days]	45	45
Percentage of payments aligned with standard payment terms [percent]	66.9%	74.3%
Number of outstanding legal proceedings for late payments [cases]	0	0

Payment practices

The average number of days prior to paying an invoice is calculated as the average of days between the invoice day and the settlement date. Cadeler has included invoices that were due before 2025 and paid in 2025, invoices that were due during the fiscal year 2025, and invoices due in 2026 which has been settled during 2025. The percentage of payments aligned with standard payment terms is calculated as the number of invoices paid within payment terms divided by total number of invoices.

Data points that derive from other EU legislation



CADELER

Data points that derive from other EU legislation

ESRS	Disclosure requirement	Data point		SFDR	Pillar 3	Benchmark regulation	EU climate law	Section*	Page
ESRS 2	GOV-1	21 d	Board's gender diversity ratio	x				MR	page 31
ESRS 2	GOV-1	21 e	Percentage of independent board member	x				MR	page 33-35
ESRS 2	GOV-4	30; 32	Disclosure of mapping of information provided in sustainability statement about due diligence process	x				SUS	page 47
ESRS 2	SBM-1	40 d i	Undertaking is active in fossil fuel (coal, oil and gas) sector	x				SUS	page 87
ESRS 2	SBM-1	40 d ii	Undertaking is active in chemicals production	x					Undertaking not active
ESRS 2	SBM-1	40 d ii	Revenue from chemicals production	x				SUS	page 91
ESRS 2	SBM-1	40 d iii	Undertaking is active in controversial weapons	x					Undertaking not active
ESRS 2	SBM-1	40 d iii	Revenue from controversial weapons	x				SUS	page 91
ESRS 2	SBM-1	40 d iv	Undertaking is active in cultivation and production of tobacco	x					Undertaking not active
ESRS 2	SBM-1	40 d iv	Revenue from cultivation and production of tobacco	x				SUS	page 91
ESRS E1	E1-1	14	Transition plan to reach climate neutrality by 2050				x	SUS	page 68-70
ESRS E1	E1-1	16 (g)	Undertakings excluded from Paris-aligned Benchmarks		x	x		SUS	page 68
ESRS E1	E1-4	34	GHG emission reduction targets	x	x	x		SUS	page 76-77
ESRS E1	E1-5	38	Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors)	x				SUS	page 78-80
ESRS E1	E1-5	37	Energy consumption and mix	x				SUS	page 79
ESRS E1	E1-5	40-43	Energy intensity associated with activities in high climate impact sectors	x				SUS	page 78
ESRS E1	E1-6	44	Gross Scope 1, 2, 3 and Total GHG emissions	x	x	x		SUS	page 80-83
ESRS E1	E1-6	53-55	Gross GHG emissions intensity	x	x	x		SUS	page 80
ESRS E1	E1-7	56	GHG removals and carbon credits	x				SUS	page 77
ESRS E1	E1-9	66	Exposure of the benchmark portfolio to climate-related physical risks			x			Not reported/phase-in
ESRS E1	E1-9	66 (a); 66 (c)	Disaggregation of monetary amounts by acute and chronic physical risk; Location of significant assets at material physical risk		x				Not reported/phase-in
ESRS E1	E1-9	67 (c)	Breakdown of the carrying value of its real estate assets by energy-efficiency classes		x				Not material
ESRS E1	E1-9	69	Degree of exposure of the portfolio to climate-related opportunities			x			Not material
ESRS E2	E2-4	28	Amount of each pollutant listed in Annex II of the E-PRTR Regulation emitted to air, water and soil	x					Not material

*SUS – Sustainability Statements; MR – Management Review; RR – Remuneration Report; FS – Financial Statements;

Data points that derive from other EU legislation

Continued from previous page

ESRS	Disclosure requirement	Data point		SFDR	Pillar 3	Benchmark regulation	EU climate law	Section*	Page
ESRS E3	E3-1	9	Water and marine resources	x					Not material
ESRS E3	E3-1	13	Dedicated policy	x					Not material
ESRS E3	E3-1	14	Sustainable oceans and seas	x					Not material
ESRS E3	E3-4	28 (c)	Total water recycled and reused	x					Not material
ESRS E3	E3-4	29	Total water consumption in m3 per net revenue on own operations	x					Not material
ESRS E4	ESRS 2 - SBM-3 - E4	16 (a) i		x					Not material
ESRS E4	ESRS 2 - SBM-3 - E4	16 (b)		x					Not material
ESRS E4	ESRS 2 - SBM-3 - E4	16 (c)		x					Not material
ESRS E4	E4-2	24 (b)	Sustainable land / agriculture practices or policies	x					Not material
ESRS E4	E4-2	24 (c)	Sustainable oceans / seas practices or policies	x					Not material
ESRS E4	E4-2	24 (d)	Policies to address deforestation	x					Not material
ESRS E5	E5-5	37 (d)	Non-recycled waste	x				SUS	page 100
ESRS E5	E5-5	39	Hazardous waste and radioactive waste	x				SUS	page 100
ESRS S1	ESRS 2 - SBM-3 - S1	14 (f)	Risk of incidents of forced labour	x					Not material for S1
ESRS S1	ESRS 2 - SBM-3 - S1	14 (g)	Risk of incidents of child labour	x					Not material for S1
ESRS S1	S1-1	20	Human rights policy commitments	x				SUS	page
ESRS S1	S1-1	21	Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8			x			page 103
ESRS S1	S1-1	22	Processes and measures for preventing trafficking in human beings	x					Not material for S1
ESRS S1	S1-1	23	Workplace accident prevention policy or management system	x				SUS	page 103
ESRS S1	S1-3	32 (c)	Grievance/complaints handling mechanisms	x				SUS	page 106
ESRS S1	S1-14	88 (b); 88 (c)	Number of fatalities and number and rate of work-related accidents	x		x		SUS	page 113
ESRS S1	S1-14	88 (e)	Number of days lost to injuries, accidents, fatalities or illness					SUS	page 113

*SUS – Sustainability Statements; MR – Management Review; RR – Remuneration Report; FS – Financial Statements;

Data points that derive from other EU legislation

Continued from previous page

ESRS	Disclosure requirement	Data point		SFDR	Pillar 3	Benchmark regulation	EU climate law	Section*	Page
ESRS S1	S1-16	97 (a)	Unadjusted gender pay gap	x		x			page 114
ESRS S1	S1-16	97 (b)	Excessive CEO pay ratio						page 114
ESRS S1	S1-17	103 (a)	Incidents of discrimination	x				SUS	page 115
ESRS S1	S1-17	104 (a)	Non-respect of UNGPs on Business and Human Rights and OECD	x		x		SUS	page 115
ESRS S2	S2-1	17	Human rights policy commitments	x				SUS	page 118
ESRS S2	S2-1	18	Policies related to value chain workers	x				SUS	page 118
ESRS S2	S2-1	19	Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines	x		x			page 119
ESRS S2	S2-1	19	Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8			x			page 119
ESRS S2	S2-4	36	Human rights issues and incidents connected to its upstream and downstream value chain	x					page 120
ESRS S3	S3-1	16	Human rights policy commitments	x					Not material
ESRS S3	S3-1	17	Non-respect of UNGPs on Business and Human Rights, ILO principles or and OECD guidelines	x		x			Not material
ESRS S3	S3-4	36	Human rights issues and incidents	x					Not material
ESRS S4	S4-1	16	Policies related to consumers and end-users	x					Not material
ESRS S4	S4-1	17	Non-respect of UNGPs on Business and Human Rights and OECD guidelines	x		x			Not material
ESRS G1	G1-1	10b	United Nations Convention against Corruption paragraph 10 (b)	x				SUS	page 123
ESRS G1	G1-1	10d	Protection of whistle- blowers paragraph 10 (d)	x				SUS	page 123
ESRS G1	G1-4	24a	Fines for violation of anti-corruption and anti-bribery laws paragraph 24 (a)	x		x		SUS	page 127
ESRS G1	G1-4	24a	Standards of anti- corruption and anti- bribery paragraph 24 (b)	x				SUS	page 127

*SUS – Sustainability Statements; MR – Management Review; RR – Remuneration Report; FS – Financial Statements;

Green Finance Report

Note: This section is not required for compliance with EU CSRD



Cadeler and Green Finance

Green Loan Facilities

Green finance instruments are issued to finance or refinance eligible green projects, in whole or in part, that promote the transition towards a low-carbon and climate-resilient society.

The green financing is supported by the Cadeler Green Finance Framework, rated Medium Green by S&P Global in a Second Party Opinion in December 2023.

Annual Green Financing Reporting

To keep investors, lenders and other stakeholders informed about the progress of the Green Projects funded by Green Finance Instruments, Cadeler publishes a Green Finance Report on the Company website, either as a separate document or as information integrated in the Company's annual sustainability reporting. The Green Finance Report includes an Allocation Report and an Impact Report and is published annually as a part of the Annual Report. If any change is made to the location of reporting in future years, a statement will be included in the Annual Report.

Impact Reporting

Impact reporting aims to disclose the environmental impact of the Green Projects financed under this Framework, and will, where possible, be measured, otherwise estimated. Impact reporting will, to some extent, be aggregated and depending on data availability, calculations will be made on a best intention basis.

Allocation Reporting

Cadeler publishes an annual allocation report as long as there are green finance instruments outstanding. Cadeler intends to produce an annual statement including the following information: the amounts allocated to each of the Green Project categories and the share of new financing versus refinancing, examples of Green Projects that have been funded by Green Finance Instruments, the nominal amount of Green Finance Instruments outstanding and the split between Green Bonds and Green Loans, and the amount of net proceeds awaiting allocation to Green Projects (if any).



Green Company Financing

As at 31 December 2025, all corporate facilities of the Group qualify as Green Finance Instrument under Cadeler's Green Finance Framework. Please refer to Note 25 of Financial Statements for further details on each facility. An externally verified Compliance Certificate, outlining alignment with the Green Company Eligibility Criteria, will be shared with the relevant lenders.

Company Impact Report - Key Performance Indicators	Unit	2025	2024
Number of installed offshore wind turbine foundations	number	0	0
Number of installed offshore wind turbines	number	245	186
Number of serviced offshore wind turbines	number	56	9
Installed power generation capacity	MW	3,370	2,130
Serviced power generation capacity	MW	594	114
GHG emissions from offshore wind installation activities - Scope 1 emissions	tCO2e	115,939	64,000
Scope 1 emissions (tCO2e) per MW installed or serviced	tCO2e/MW	29.3	28.9

Green Loan Criteria/Company Eligibility Criteria	2025	2024
Share of annual revenue from renewable energy projects	100%	100%
Share of annual revenue from new/existing oil and gas installations	0%	0%
Share of CapEx and OpEx aligned with the green project categories of the Green Finance Framework	100%	100%

Green Project Financing

As of 31 December 2025, all vessel facilities of the Group qualify as Green Finance Instrument, and the underlying assets as Green Project, under Cadeler's Green Finance Framework.

Please refer to Note 25 of Financial Statements for further details on each facility.

For Green Project Financing, an independent auditor appointed by Cadeler provides on an annual basis a limited assurance report confirming that an amount equal to the net proceeds from such Green Finance Instruments have been allocated to Green Projects.

Impact Report

The un-utilised Green facilities are financing for vessels that are not yet in operation. Once Wind Ace is in operation, Cadeler will also provide a report on the impacts of this vessel, as needed, directly to the relevant lenders.



Green Project Financing

Allocation Report							Allocation Project Category				2025
Debt Issue	Issued	Maturity	Proceeds	Proceeds allocated	To be allocated	Utilised	Installation/ maintenance vessels	Key enabling equipment	Weather stations	Waste and wastewater management	Project funded
Senior Secured Green Term Loan Facility	22/12/2023	12 y	425m	425m	0m	421m	100%				Wind Peak and Wind Pace
Senior Secured Green Term Loan Facility	16/08/2024	12 y	420m	420m	0m	420m	100%				Wind Maker and Wind Mover
Senior Secured Green Term Loan Facility	21/03/2025	12 y	525m	525m	262.5m	262.5m	100%				Wind Ally and Wind Ace
Facilities agreement	22/05/2025	30/04/2026	150m	(repaid)	(repaid)	(repaid)	100%				Wind Keeper initial acquisition
Green Term loan facilities	21/07/2025	5 y	125m	125m	0m	125m	100%				Wind Keeper

Financial Statements

Consolidated Financial Statements



Consolidated Statement of Profit or Loss and Other Comprehensive Income

EUR'000	Note	2025	2024	2023
Revenue	3	620,354	248,738	108,622
Cost of sales	4	(236,755)	(124,228)	(59,858)
Gross profit		**383,599**	**124,510**	**48,764**
Net other operating income and expenses	5	8,770	2,035	137
Administrative expenses	4	(74,626)	(57,101)	(34,458)
Operating profit		**317,743**	**69,444**	**14,443**
Financial income	9	7,498	5,233	1,541
Financial expenses	9	(37,377)	(7,200)	(4,486)
Profit before income tax		**287,864**	**67,477**	**11,498**
Income tax credit/expense	10	(7,680)	(2,408)	—
Profit for the period		**280,184**	**65,069**	**11,498**
Profit for the period attributable to:				
Equity holders of the parent	11	280,184	65,069	11,498
Earnings per share				
Basic, profit/(loss) for the period attributable to ordinary equity holders of the parent (EUR per share)	11	0.80	0.19	0.06
Diluted, profit/(loss) for the period attributable to ordinary equity holders of the parent (EUR per share)	11	0.79	0.19	0.06

EUR'000	Note	2025	2024	2023
Other comprehensive income/loss				
Items that may be reclassified to profit or loss				
Exchange differences on translation of foreign operations		—	34,105	(6,724)
Cash flow hedges - changes in fair value	24	(5,003)	13,079	(18,505)
Cash flow hedges - items recycled	24	(2,582)	1,527	(776)
Cash flow hedges - cost of hedging	24	(5,708)	8,752	(3,621)
Other comprehensive (loss)/income after tax		**(13,293)**	**57,463**	**(29,626)**
Total comprehensive income/loss for the period, net of tax		**266,891**	**122,532**	**(18,128)**
Total comprehensive income/loss attributable to:				
Equity holders of the parent		266,891	122,532	(18,128)

Consolidated Balance Sheet

EUR'000	Note	2025	2024	2023
Intangible assets	12	19,432	18,190	16,947
Property, plant and equipment	13	2,937,060	1,712,266	1,085,632
Right-of-use assets	14	12,598	10,337	973
Leasehold deposits		1,141	1,014	1,220
Derivative assets	23 , 24	2,419	6,593	338
Other non-current assets	17	54,069	7,211	—
Total non-current assets		**3,026,719**	**1,755,611**	**1,105,110**
Inventories	15	3,540	1,039	1,836
Trade and other receivables	16	139,029	62,986	30,552
Contract assets	16	81,923	37,609	8,880
Prepayments	17	13,523	16,643	9,562
Current derivative assets	23 , 24	263	11,875	—
Current income tax receivable		—	—	12
Cash and cash equivalents	18	151,679	51,253	96,608
Total current assets		**389,957**	**181,405**	**147,450**
Total assets		**3,416,676**	**1,937,016**	**1,252,560**

EUR'000	Note	2025	2024	2023
Share capital	22	47,144	47,144	41,839
Share premium		1,099,495	1,099,495	952,858
Treasury shares		(2,999)	(1,283)	—
Reserves		18,423	29,180	(28,283)
Retained earnings / (accumulated losses)		341,613	59,358	(7,373)
Total equity		**1,503,676**	**1,233,894**	**959,041**
Provisions	20	—	—	4,813
Lease liabilities	14	12,482	9,697	392
Deferred tax liabilities	10 , 21	13,256	11,972	10,191
Deferred revenue	3	30,901	1,747	1,778
Debt to credit institutions	23	1,494,623	539,854	204,773
Derivative liabilities	23 , 24	10,654	16,205	17,957
Total non-current liabilities		**1,561,916**	**579,475**	**239,904**
Trade and other payables	20	98,208	43,595	32,636
Current provisions	20	—	841	2,086
Payables to related parties	27	272	223	162
Deferred revenue	3	128,716	45,590	12,103
Current lease liabilities	14	1,057	1,274	601
Current income tax liabilities		3,638	752	1,224
Current debt to credit institutions	23	116,131	31,163	799
Current derivative liabilities	23 , 24	3,062	209	4,004
Total current liabilities		**351,084**	**123,647**	**53,615**
Total liabilities		**1,913,000**	**703,122**	**293,519**
Total equity and liabilities		**3,416,676**	**1,937,016**	**1,252,560**

Consolidated Statement of Changes in Equity

EUR'000	Share capital	Share premium	Treasury shares	Reserves: Hedging reserves	Reserves: Cost of hedging reserves	Reserves: Foreign currency translation reserve	(Accumulated losses)/ retained earnings	Total
2025								
Beginning of financial year	47,144	1,099,495	(1,283)	(3,332)	5,131	27,381	59,358	1,233,894
Profit for the year	—	—	—	—	—	—	280,184	280,184
Other comprehensive income for the year, net of tax	—	—	—	(7,585)	(5,708)	—	—	(13,293)
Total comprehensive income for the year, net of tax	**—**	**—**	**—**	**(7,585)**	**(5,708)**	**—**	**280,184**	**266,891**
Transfer of cash flow hedge reserve to property, plant and equipment	—	—	—	2,536	—	—	—	2,536
Treasury shares	—	—	(1,716)	—	—	—	—	(1,716)
Share-based payments	—	—	—	—	—	—	2,071	2,071
End of financial year	**47,144**	**1,099,495**	**(2,999)**	**(8,381)**	**(577)**	**27,381**	**341,613**	**1,503,676**
2024								
Beginning of financial year	41,839	952,858	—	(17,938)	(3,621)	(6,724)	(7,373)	959,041
Profit for the year	—	—	—	—	—	—	65,069	65,069
Other comprehensive income for the year, net of tax	—	—	—	14,606	8,752	34,105	—	57,463
Total comprehensive profit for the year, net of tax	**—**	**—**	**—**	**14,606**	**8,752**	**34,105**	**65,069**	**122,532**
Capital increase February 2024	5,301	149,567	—	—	—	—	—	154,868
Costs incurred in connection with February 2024 capital increase	—	(3,014)	—	—	—	—	—	(3,014)
Capital increase June 2024	4	84	—	—	—	—	—	88
Treasury shares	—	—	(1,283)	—	—	—	—	(1,283)
Share-based payments	—	—	—	—	—	—	1,662	1,662
End of financial year	**47,144**	**1,099,495**	**(1,283)**	**(3,332)**	**5,131**	**27,381**	**59,358**	**1,233,894**

Consolidated Statement of Changes in Equity

Continued from previous page

EUR'000	Share capital	Share premium	Treasury shares	Reserves: Hedging reserves	Reserves: Cost of hedging reserves	Reserves: Foreign currency translation reserve	(Accumulated losses)/ retained earnings	Total
2023								
Beginning of financial year	26,575	509,542	—	1,343	—	—	3,108	540,568
Profit for the year	—	—	—	—	—	—	11,498	11,498
Other comprehensive income for the year, net of tax	—	—	—	(19,281)	(3,621)	(6,724)	—	(29,626)
Total comprehensive profit for the year, net of tax	**—**	**—**	**—**	**(19,281)**	**(3,621)**	**(6,724)**	**11,498**	**(18,128)**
Registration of new shares in relation to business combination	15,264	450,271	—	—	—	—	—	465,535
Costs incurred in connection with listing	—	(6,955)	—	—	—	—	—	(6,955)
Changes from business combination	—	—	—	—	—	—	(23,113)	(23,113)
Share-based payments	—	—	—	—	—	—	1,134	1,134
End of financial year	**41,839**	**952,858**	**—**	**(17,938)**	**(3,621)**	**(6,724)**	**(7,373)**	**959,041**

Consolidated Statement of Cash Flows

EUR'000	Note	2025	2024	2023
Cash flow from operating activities				
Profit/(loss) for the period		**280,184**	**65,069**	**11,498**
Adjustments of non-cash items	19	132,403	60,137	31,709
Changes in working capital	19	(16,591)	(33,650)	20,174
Income tax paid		(3,510)	(1,747)	2
Interest received		1,714	3,292	—
Net cash provided by operating activities		**394,200**	**93,101**	**63,383**
Cash flow from investing activities				
Cash acquired in a business combination, net		—	—	10,403
Additions to property, plant and equipment	13	(1,235,673)	(615,542)	(66,899)
Disposal of property, plant and equipment		—	—	1,800
Movements in other non-current assets	17	(26,858)	(7,211)	—
Additions to intangible assets		(1,506)	(410)	(31)
Leasehold deposits		(127)	206	—
Net cash used in investing activities		**(1,264,164)**	**(622,957)**	**(54,727)**

EUR'000	Note	2025	2024	2023
Cash flow from financing activities				
Principal repayment of lease liabilities		(2,073)	(1,961)	(569)
Interest paid		(56,471)	(19,689)	(7,143)
Proceeds from borrowing net of bank fees	23	1,309,206	365,975	199,935
Proceeds from issue of share capital		—	154,956	—
Transactional costs on issues of shares		—	(3,014)	(6,955)
Repurchase of treasury shares		(1,716)	(1,283)	—
Bank charges		(1,975)	(2,368)	—
Repayment of loan	23	(279,281)	(10,630)	(115,000)
Net cash provided by financing activities		**967,690**	**481,986**	**70,268**
Net (decrease)/increase in cash and cash equivalents		**97,726**	**(47,870)**	**78,924**
Cash and cash equivalents at beginning of the period		51,253	96,608	19,012
Effect of exchange rate on cash and cash equivalents		2,700	2,515	(1,328)
Cash and cash equivalents at end of the period		**151,679**	**51,253**	**96,608**

Notes to the Consolidated Financial Statements



Note 1

General Information

Corporate information

Cadeler A/S (the “Company” or the “Group”) is incorporated and domiciled in Denmark. The address of its registered office is Kalvebod Brygge 43, DK-1560 Copenhagen, Denmark. The Company is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

The Group is a global leader in offshore wind installation, operations, and maintenance services headquartered in Copenhagen, Denmark. The Group owns ten offshore jack-up Wind Turbine Installation Vessels (WTIVs): Wind Orca, Wind Osprey, Wind Scylla, Wind Zaratan, Wind Peak, and five vessels added during 2025, Wind Pace, Wind Maker, Wind Keeper, Wind Ally and Wind Mover, the last of which was delivered in December 2025. In addition to wind farm installation, these vessels can perform maintenance, construction, decommissioning, and other tasks within the offshore industry.

The consolidated financial statements of the Group are composed of the Financial Statements of Cadeler A/S and its subsidiaries (which are wholly owned by the Parent Company Cadeler A/S). For further information on the subsidiaries of Cadeler A/S please refer to Note 29.


WIND ALLY
CADELER

Note 2

Basis of Presentation and other significant accounting policies

2.1. Basis for preparation

The consolidated financial statements included in this Annual Report have been prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the EU, as well as further requirements in the Danish Financial Statements Act.

The preparation of these consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company's accounting policies. It also requires the use of certain critical accounting estimates and assumptions. Areas involving a higher degree of judgement or complexity, or areas where estimates and assumptions are significant to the consolidated financial statements are further described in Note 2.4.

The consolidated financial statements are presented in euros and all values are rounded to the nearest thousand, except when otherwise indicated.

The accounting policies set out in the notes have been applied consistently in the preparation of the consolidated financial statements for all the years presented unless stated otherwise below.

Comparative figures

In December 2023, Cadeler and Eneti merged, and from this point in time the consolidated figures comprised Cadeler A/S and its subsidiaries and Eneti and its subsidiaries (which are wholly owned by the Group). Therefore the activity of the Group is not fully comparable between 2025, 2024 and 2023. For further information on the subsidiaries of Cadeler A/S please refer to Note 29.

Materiality

Our Annual Report is structured around the principle of materiality, focusing on information that holds relevance for the users of the consolidated financial statements. These consolidated financial statements encompass numerous transactions, which are grouped into categories based on their nature or function. These categories are then presented in the consolidated financial statements as required by IFRS. When individual items are deemed immaterial, they are combined with other similar items in either the consolidated financial statements or the accompanying notes.

In line with IFRS guidelines we include the necessary disclosures, unless the information is considered immaterial to the economic decision-making of the users or is not applicable in the context of the consolidated financial statements.

Going concern assessment

The Company's Board of Directors and Executive Directors, have at the time of approving the consolidated financial statements, assessed that the Group has adequate resources to continue as a going concern for at least 12 months after the balance sheet date.

Thus, the Group continues to adopt the going concern basis of accounting in preparing the consolidated financial statements.

Basis of Presentation and other significant accounting policies

Continued from previous page

European Single Electronic Format (ESEF)

As a group with securities listed on a regulated market within the EEA, Cadeler A/S is required to prepare its official Annual Report in the XHTML format and to tag the main consolidated financial statements using inline eXtensible Business Reporting Language (iXBRL) applying a specific ESEF taxonomy. The annual report submitted to the Danish Financial Supervisory Authority consists of the XHTML document together with the required technical files, all included in a ZIP file named cadeler-2025-12-31-en.zip.

As such, the Annual Report is both human- and machine-readable.

A separate assurance report on the iXBRL tagging of the consolidated financial statements is issued by Cadeler's independent auditors and included on page 252. For general use, a PDF version of the Annual Report is published in line with previous years.

2.2. General accounting policies

This section introduces accounting policies and significant accounting estimates and judgements. A more detailed description of accounting policies and significant estimates and judgements related to specific reported amounts is presented in the respective notes. The purpose is to provide transparency on the disclosed amounts and to describe the relevant accounting policy, significant estimates and numerical disclosure for each note.

Note 3 - Revenue recognition (including Deferred revenue)
Note 4 - Cost of sales and administrative expenses
Note 5 - Net other operating income and expenses
Note 6 - Employee compensation
Note 7 - Long term incentive programmes
Note 9 - Financial income and expenses
Note 10 - Income taxes
Note 11 - Earnings per share (EPS)
Note 12 - Intangible Assets (including Goodwill)
Note 13 - Property, plant and equipment (including Borrowing costs and Impairment of non- financial assets)
Note 14 - Right-of-use assets and lease liabilities
Note 15 - Inventories
Note 16 - Trade and Other Receivables
Note 18 - Cash and cash equivalents
Note 20 - Provisions, Trade and other payables
Note 22 - Issued Share capital
Note 23 - Lease liabilities
Note 24 - Derivatives and hedge accounting
Note 25 - Financial liabilities
Note 26 - Business combinations

Basis of Presentation and other significant accounting policies

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Principles of consolidation

The consolidated financial statements include the Parent Company, Cadeler A/S, and all enterprises over which the Parent Company has control. Control of an enterprise exists when the Company has exposure, or rights to, variable returns from its involvement with the enterprise and has the ability to control those returns through its power over the enterprise. Accordingly, the consolidated financial statements of the Group are composed of the financial statements of the Company Cadeler A/S and its subsidiaries (which are wholly owned by the Parent Company, Cadeler A/S).

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between Group enterprises are eliminated in full on consolidation.

Currency translation

The financial statements are presented in euro (EUR), which is also the functional currency of the parent company. For each entity in the Group, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

As of 1 January 2025, all entities of the former Eneti Group have changed their functional currency from USD to EUR. The change is driven by Cadeler's acquisition of the former Eneti Group at the end of 2023 followed by changes to the financing, organisation and activities whereby it is Management's assessment that the primary economic environment in which each of the entities operates has changed to be mainly denominated in EUR. Accordingly, management has determined that EUR is the new functional currency that will most faithfully reflect the underlying transactions, events and conditions relevant to the entities following the acquisition. The amount recognised in other comprehensive income is not reclassified to profit or loss until disposal of the operation.

As some of the Group entities are conducting business in an international environment, management has applied judgement to determine the primary economic environment considering that the underlying transactions, events and conditions.

Transactions in a currency other than the EUR ("foreign currency") are translated into EUR using the exchange rates at the dates of the transactions. Foreign exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet are recognised in profit or loss. Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

Foreign exchange gains and losses impacting profit or loss are presented in the statement of profit or loss within financial income or financial expenses.

Other reserves and retained earnings

Other reserves include hedging reserves, cost of hedging reserves, and foreign currency translation reserves. Hedging reserves reflect the changes in the fair value of derivative financial instruments designated as cash flow hedges. Cost of hedging reserves include the time value of options and other costs associated with hedging activities. Foreign currency translation reserves include the cumulative translation adjustments (CTA), which arise from the conversion of the financial statements of foreign operations into the reporting currency. Retained earnings include results from previous periods, changes to equity arising from business combination purchase price, and share-based payments.

Statement of cash flows

The statement of cash flows shows the Group's cash flows for the year, classified as operating, investing and financing activities, net changes for the year in cash and cash equivalents as well as the Group's cash and cash equivalents at the beginning and end of the year.

Positive amounts indicate cash inflows, whereas negative amounts indicate cash outflows.

Basis of Presentation and other significant accounting policies

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Cash flows from operating activities

Cash flows from operating activities are stated as the profit or loss for the year adjusted for non-cash operating items such as depreciation, changes in working capital and income tax paid or received. Working capital includes current assets less current liabilities, excluding cash and cash equivalents and interest income.

Cash flows from investing activities

Cash flows from investing activities comprise cash flows from the acquisition and sale of non-current assets and businesses. Cash flows from restricted cash are presented within investing activities.

Cash flows from financing activities

Cash flows from financing activities comprise cash flows from instalments on lease liabilities, and interest paid as well as proceeds from the issue of shares, restricted cash, treasury shares and debt as well as the prepayment of borrowings.

2.3. Changes in accounting policies and disclosures

2.3.1. New accounting policies and disclosures

The Group has adopted standards and interpretations effective as of 1 January 2025. Adoption of new, amended standards and interpretations had no material impact on the Group's consolidated financial statements.

2.3.2. Standards issued but not yet effective

IASB has issued several new and amended accounting standards (IFRS) and interpretations (IFRS IC). The Group has assessed these new and amended accounting standards and interpretations, and does not anticipate any of them to have any material impact on recognition or measurement in the consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements, which was issued in April 2024, becomes effective for reporting periods beginning on or after 1 January 2027 and replaces IAS 1 Presentation of Financial Statements.
The implementation will affect the presentation of the consolidated statement of profit or loss with the introduction of specified categories and specified sub totals. The changed presentation will result in certain items being classified differently, such as foreign exchange adjustments and interest income. These items will be classified in the category as the related income and expense arise, e.g. foreign exchange adjustments related to accounts payables or receivables will be classified in the operating category and interest income and foreign exchange adjustments arising from cash and cash equivalents will be classified in the investing category. The reported net results will not be affected. The implementation is also expected to impact the presentation of statement of financial position with goodwill being presented as a separate line item, the starting point of the statement of cash flows changing to operating profit or loss and the disclosures related to management defined performance measures (MPM).

The Group is currently working to further identify and analyse the implications on the consolidated financial statements. Our interpretation of the application may evolve as additional guidance will become available.

The Group expects to adopt the accounting standards and interpretations as they become mandatory.

2.4. Material accounting judgements, estimates and assumptions

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Group has based its assumptions and estimates on parameters available when the consolidated financial statements were authorised for issuance. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Basis of Presentation and other significant accounting policies

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Material estimates

Useful life of vessels

The estimation made regarding the useful life of the O-class vessels has been based on, among other things, an analysis made by an external expert. The determined fatigue analysis is based on the technical specification of the WTIV and comparable vessels. The useful life of the vessels is estimated at 25 years.

In 2020, the Group acquired the above mentioned vessels which had already been in use for eight years. Therefore, the remaining useful life of these vessels is estimated at 17 years for all components except the jacking system and the main crane. These components have a remaining useful life of three years from the acquisition of the vessels. In 2024, the main crane of these vessels underwent an upgrade. The old main crane was disposed of, and the new main crane was capitalised, with its useful life set to align with the remaining useful life of the vessels.

In 2023, as part of the business combination, the Group acquired two additional vessels. One of these vessels was delivered in 2015 and the other in 2012. Similar to the vessels acquired in 2020, the estimated useful life of these vessels, 25 years when first acquired, depends on initial delivery. Therefore, their remaining useful lives at acquisition date were assessed to be 17 and 14 years respectively, and all components will have the same useful life. Depreciation will be calculated over the remaining useful life of these vessels.

The estimation made regarding the useful life of New Builds has been based on an internal technical analysis based on the technical specification of the vessel and validated by an external expert. The useful life of each New Build Vessel is estimated at 25 years.

The residual value, useful life, and methods of depreciation of property, plant, and equipment are reviewed at each financial year end and adjusted accordingly, if appropriate. No changes were made during 2025. For further information, refer to Note 13.

Income tax

Pillar Two tax effects

In October 2021, more than 130 countries agreed on a two-pillar approach to reform the international tax system. The Pillar Two rules are designed to ensure that multinational corporations with EUR 750 million or more in annual revenue pay a minimum effective corporate tax rate of 15% on income received in each jurisdiction in which they operate.

The principal jurisdictions in which the Group may be exposed to additional taxation under Pillar Two include Denmark, the United Kingdom, and Cyprus, all of which have enacted legislation implementing these rules. However, this legislation does not currently apply to the Group, as its consolidated revenue is lower than EUR 750 million.

The Group continues to assess and monitor the potential future impact of the Pillar Two rules on its business. Based on the Group’s initial assessment, a portion of its future income in these jurisdictions may be subject to top-up tax under the new rules, noting that international shipping income is excluded from the calculation of GloBE income under Pillar Two, and certain other exclusions may also apply.

Basis of Presentation and other significant accounting policies

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Impairment of non-financial assets

Management is responsible for the identification of internal and external indicators of impairment related to non-financial assets. If an indicator of impairment is identified, assessment of whether an impairment test is required will be conducted.

The recoverable amount depends on the fair value less cost of disposal, and the value in use which is impacted by the discount rate used in the DCF model as well as future cash in-flows and growth rate assumptions. For further information please refer to Note 12.

Material judgements

Identification of CGU for the purpose of goodwill impairment

For the purpose of goodwill impairment, management has assessed that Cadeler has two cash generating units (CGUs), consisting of:

- the transport and installation of wind turbine generators and foundation installation vessels (WTGFIVs) and
- O&MV

The wind turbine generators and foundations vessels (WTGFIV) CGU is comprised of the Cadeler vessel class covering the O-Class, P-Class, M-Class and A-Class and Wind Scylla vessels, which are largely interchangeable, and the cash flows generated by them are interdependent. These vessels are operated collectively, employed interchangeably, and actively managed to meet the needs of our customers in that market. The O&M CGU is comprised of the two vessels Wind Zaratan and Wind Keeper, which have different specifications and generate cash flows that are independent and separable from the other vessels.

Revenue recognition

Judgement is applied when determining whether a contract contains one or more performance obligations. Judgement is applied as complexities arise when multiple types of promises to the customer are bundled.

Evaluating the criteria for revenue recognition requires management's judgement to identify and assess the performance obligations within a contract. This includes assessing the nature of performance obligations and whether they are distinct or should be combined with other performance obligations to determine whether the performance obligations are satisfied over time or at a point in time.

In contracts where multiple activities are bundled, judgement is applied in the determination of the most appropriate recognition method and the most appropriate measure of progress. Both judgements have a primary impact on the timing and amount of revenue to be recognised.

Basis of Presentation and other significant accounting policies

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Evaluating the application of the criteria for revenue recognition for contracts with customers requires management's judgement to assess and determine the following:

- Identification of performance obligations within the contract, including assessing their nature and determining whether they are distinct or should be combined, as well as whether they are satisfied over time or at a point in time.
- Determination of the transaction price, including an assessment of variable consideration in the contract.
- In contracts where multiple performance obligation are bundled, the allocation of the transaction price to performance obligations in order to determine the stand-alone selling price of each performance obligation identified in the contract using key assumptions that may include observable market inputs and expected margin in the activities.

Macroeconomic factors and climate risks

As part of its commitment to transparency and risk management, Cadeler recognises the significance of macroeconomic factors and climate risks in financial evaluations. These factors are integral to assessing the useful lives and residual values of assets and conducting Discounted Cash Flow (DCF) analyses for impairment testing. Operating within the offshore wind installation sector, Cadeler's fleet supports the energy transition, a key driver of long-term demand.

Management has evaluated climate-related risks, including regulatory developments, technological advancements, and market shifts, and does not currently identify indicators requiring changes to the Group's depreciation assumptions, residual values, or impairment outlook. The Group's vessels are designed to accommodate evolving industry requirements, mitigating the risk of obsolescence from climate policies or emissions regulations.

Cadeler's assessment considers potential financial impacts of climate-related risks, including operational disruptions from extreme weather, supply chain vulnerabilities, and shifting industry standards. While climate risks could influence project timing or infrastructure investments, there is no evidence suggesting a material impact on asset valuations. The useful life of the Group's vessels is reviewed regularly considering emerging industry trends, and current market conditions support the expectation that our assets will continue to generate economic benefits as planned. Additionally, ongoing investments in modern, upgradeable vessels enhance adaptability to future regulatory changes, further supporting our financial assumptions.

Beyond climate risks, Cadeler monitors broader macroeconomic conditions, including inflationary pressures, interest rate fluctuations, and geopolitical uncertainties that may impact operations. The international macroeconomic situation is currently characterised by material uncertainty, mainly due to the elevated levels of public debt in many of the leading global economies, increasing interest and inflation rates, the war in Ukraine, the imposition of sanctions against Russia, conflict in the Middle East, European energy crises and global supply-chain constraints. Over the past year, the sector has experienced continued negative sentiment and political headwinds in the United States. The energy sector remains subject to volatility due to regulatory shifts, oil prices and economic developments, and we remain proactive in integrating these factors into financial evaluations. Through continuous assessment and review, we ensure that our accounting policies reflect a comprehensive understanding of macroeconomic and climate-related risks, maintaining a robust approach to financial reporting and impairment analyses. For further information on the risks to which Cadeler is exposed, refer to the Financial review.

Note 3

Revenue

The Group is a leading supplier to the offshore wind industry, specialising in T&I and O&M services rendered to customers in Europe, Asia, and the United States. The Group owns and operates the world's largest, most advanced, and most flexible fleet of wind turbine transport and installation vessels.The Group's revenue is dependent on project contracts and vessel charters for the employment and utilization of the vessels. The customers are typically major project developers or energy companies that operate globally, and the current order backlog spans a number of years. Refer to separate information on major customers and order backlog below. The Group has operated nine vessels compared to five operating vessels in 2024. The increase in the number of operating vessels in 2025 compared to 2024 is the main driver for increased revenue.

The Group derives its revenue from fees charged to our customers for the use of our vessels and related services. The Group's contracts with customers comprises the following main revenue generating activities:

Time-charter activities represents revenue earned from time charter contracts and time charter related activities. Revenue from time charter hire services are contracts with customers where the Group utilizes its vessels, equipment and crew to deliver a service to the customer normally based on either a fixed day rate or milestone deliverables. Contracts may also include other promises such as mobilization and demobilization, provision of bunker services, catering and accommodation.

Transportation and installation activities (T&I) represents contracts with customers where the Group utilises its vessels, equipment and crew to perform the transportation and installation of offshore wind turbine foundations as well as heavy lifting operations, decommissioning and planning and engineering.

Other revenue represents cost recharges and other personnel services revenue, as well as early termination fees by customers.


KENZ FIGEE
BMS
Heavy Cranes

Revenue

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Disaggregation of revenue from contracts with customers by activity

The following table provides information about disaggregated revenue.

EUR'000	2025	2024	2023
Revenue disaggregation			
Time charter services and transportation and installation services	490,454	226,545	99,841
Other revenue, including fees earned for early termination of contracts by customers	129,900	22,193	8,781
Total revenue	**620,354**	**248,738**	**108,622**

Balance of other revenue primarily includes fees earned for early termination of contracts by customers in 2025 includes the receipt of termination fees under a Long-Term Agreement (LTA).

We have determined that our contracts - in general - contain a lease component and, therefore, we separately disclose revenues associated with the lease and service components of our contracts. For the year ended 31 December 2025, the lease component, included within time charter services and transportation and installation services, amounts to EUR 194 million (2024: EUR 85 million; 2023: EUR 79 million). The lease component is calculated by applying the estimated bareboat charter day-rate to the on-hire days.

Operating segments and geographical information

Operating segments

The Group's nine windfarm installation vessels (WFIVs) operate in a global market and are often redeployed to different regions due to changing customers or contracts. Accordingly, the Group reports its operations as a single reportable segment.

Geographical revenue split

The following table presents financial information by country and region based on the location of the service provided. Individual countries are shown if they are above 10% of revenue.

EUR'000	2025	2024	2023
Total revenue by country and region			
Denmark	102,466	51,071	5,431
UK	131,679	68,511	48,880
Germany	60,439	—	—
Poland	58,512	—	—
Rest of Europe	3,575	4,983	54,311
Europe	**356,671**	**124,565**	**108,622**
United States	140,612	87,958	—
Americas	**140,612**	**87,958**	—
Taiwan	123,071	36,215	—
Asia	**123,071**	**36,215**	—
Total Revenue	**620,354**	**248,738**	**108,622**

Note 3

Revenue

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Major customers

For the year ended 31 December 2025, revenue from 3 customers each exceeded 10% of total revenue. The revenue derived from these three customers was EUR 312 million, EUR 110 million, EUR 72 million respectively.

For the year ended 31 December 2024, revenue from four customers each exceeded 10% of total revenue. The revenue derived from these four customers was EUR 60 million, EUR 58 million, EUR 56 million and EUR 36 million respectively.

For the year ended 31 December 2023, revenue from three customers each exceeded 10% of total revenue. The revenue derived from these three customers was EUR 44.5 million, EUR 28.5 and EUR 22.7 million respectively.

Non-current assets by geography

The Company's non-current assets (excluding derivatives) are based on domicile of the legal entity ownership in the following countries/regions:

EUR'000	2025	2024	2023
Non-current assets (excluding derivatives) by country and region			
Denmark (country of domicile)	395,881	491,463	430,878
UK	1,158,396	499,070	369,594
Cyprus	1,346,002	663,174	217,788
Rest of Europe	679	—	—
Total Europe	**2,900,958**	**1,653,707**	**1,018,260**
Japan	81,780	88,083	86,484
Taiwan	740	2	26
Total Asia	**82,520**	**88,085**	**86,510**
United States	—	14	
Total	**2,983,478**	**1,741,806**	**1,104,770**



Revenue

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Contract backlog

The Group's order backlog including options as of 31 December 2025 amounts to EUR 2.8 billion (2024: EUR 2.3 billion; 2023: EUR 1.7 billion). EUR 846 million of the backlog pertains to contracts that management expects to recognise in 2026, if all options are exercised.

The Group's order backlog excluding options as of 31 December 2025 amounts to EUR 2.4 billion (2024: EUR 1.9 billion; 2023: EUR 1.4 billion).

Contract backlog for firm orders (as of reporting date)

The following table presents the aggregate amount of the revenues expected to be realized in the future from partially or fully unsatisfied performance obligations as we perform under the contracts. We disclose both the value of firm contracts and a contract backlog including options (non-GAAP measure). The values includes all new contracts signed at the reporting date:

EUR million	Within 1 year	After 1 year	Total
Contract Backlog			
Firm, excluding options	764	1,627	2,391
Options considered as contingent considerations for revenue recognition purposes	41	146	187
Options not considered as contingent considerations for revenue recognition purposes	41	146	187
Total as of 31 December 2025	**846**	**1,919**	**2,765**
Firm, excluding options	372	1,534	1,906
Options considered as contingent considerations for revenue recognition purposes	28	187	215
Options not considered as contingent considerations for revenue recognition purposes	28	187	215
Total as of 31 December 2024	**428**	**1,908**	**2,336**
Firm, excluding options	176	1,201	1,377
Options considered as contingent considerations for revenue recognition purposes	16	163	179
Options not considered as contingent considerations for revenue recognition purposes	16	163	179
Total as of 31 December 2023	**208**	**1,527**	**1,735**

Total contract backlog represents estimated transaction price for unfulfilled performance obligations, including both fixed and variable consideration. Options that are considered for revenue recognition purposes and options not considered for revenue recognition purpose, represent 50% each of the variable portion of the backlog. Contract backlog excludes vessel reservation agreements. All contracts may be subject to future modifications, and off-hire days, that might impact the amount and/or timing of revenue recognition.

Revenue

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Contract costs, assets and deferred revenue

Customers are typically invoiced monthly, when the vessels are on contract, with normal payment terms between 30-60 days. Payment terms with customers are considered industry standard and do not include a significant financing component. To the extent possible, we obtain payment guarantees to minimise the credit risk during the contract term.

Sometimes revenue is recognised for work performed prior to issuance of invoice to customer and it will be reported as a contract asset. For more information about contract assets at the reporting period, refer to Note 16. When the right to consideration is conditional only on the passage of time, the balance does not meet the definition of a contract asset and is classified as an unbilled receivable. This typically arises where the timing of the related billing cycle occurs in a period after the performance obligation is satisfied.

Deferred revenue relates to consideration received from customers for unsatisfied performance obligations. Revenue will be recognised when the related services are provided to the customers, which is almost entirely within 12 months.

Incremental costs of obtaining a contract and certain costs to fulfil a contract to be recognised as a contract asset if certain criteria are met. Any capitalised contract assets are amortised on a systematic basis that is consistent with the transfer of the related goods or services to the customer.

EUR'000	2025	2024	2023
Beginning of financial year	47,337	13,881	3,157
Acquisition of businesses	—	—	1,913
Deferred during the period	158,739	45,360	10,670
Recognised as revenue during the period	(46,459)	(11,928)	(1,859)
Exchange differences	—	24	—
Total deferred revenue at end of period	**159,617**	**47,337**	**13,881**
Current	**128,716**	**45,590**	**12,103**
Non-current	**30,901**	**1,747**	**1,778**

Revenue

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Accounting policies for revenue from contracts with customers

We initially assess whether the contracts contain a lease component. In general, we have determined that our contracts consist of a leasing component (the element relating to hire of the vessel) and a service component. These components are not treated or priced separately in the contracts, nor does the Group offer either of the services separately. The service component is within the scope of IFRS 15, while the leasing component is within the scope of IFRS 16. The lease components are classified as an operating lease, as such leases do not cover a significant part of the economic life of the vessels and the Group retains substantially all risks and rewards incidental to ownership of the vessels. The leasing component is recognised as revenue over time over the charter period. Prepayments from customers for the leasing component are recognised as deferred revenue.

Once the service component has been determined to be within the scope of IFRS 15, the Group performs the following five steps on a contract-by-contract basis: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognise revenue when (or as) the Group satisfies a performance obligation.

Our contracts with customers are complex and normally contains multiple types of promises to the customer. At contract inception, judgement is performed when determining if a contract contains one or more performance obligations. The Group assesses the goods and services promised within each contract and identifies as a performance obligation each good or service that is distinct.

Revenue from transportation and installation activities may, depending on the contract, represent one or more performance obligations. In respect of T&I service components, the following main promises apply: Planning and engineering, Transport of monopiles and secondary steel from supply port to feeder port, Installation of monopiles and secondary steel offshore, Storage and handling at feeder port, and Warranty. While the contracts contain several distinct promises, these are considered less interdependent and interrelated and as such are considered multiple performance obligations.

Revenue is generally recognised over time as the service is being provided using a method, depending on what better depicts the progress of each separate performance obligation, as detailed below:

Performance obligations in T&I contracts	Recognition of revenue	Measure of progress
Planning and engineering services to the customer.	Over time	Total costs incurred to date compared with total forecast costs at completion
Transportation of monopiles and secondary steel from supply port to feeder port	Over time	Total time spend compared with total forecast time
Storage and handling of the material used in the installation	Over time	Total time spend compared with total forecast time
Installation of monopiles and secondary steel offshore	Over time	Total time spend compared with total forecast time

While time-charter contracts contain several promises, these are usually considered highly interdependent and highly interrelated and as such considered as one single performance obligation recognised over time applying a relevant measured of progress, usually output method based on time.

The Group is sometimes providing bunker procurement services to help customers ensure that sufficient bunker is available to operate the vessels at the right time and in the right quality and quantity. Management's assessment of whether a principal or agent relationship exists is based upon whether the Group has the ability to control the goods before they are transferred to the customer. This assessment is performed on a contract-by-contract basis at contract inception and takes into account various factors such as whether the Group takes legal title of the bunker and has the ability to direct the use of the bunker. The fees earned are recognized as revenue over the service period.

Revenue is recognised when control of the services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. Revenue is recognised in the amount of the transaction price that is allocated to the respective performance obligations when (or as) the performance obligation is satisfied.

Variable consideration, for example in respect of weather days and extension of time, steel price or bunker price etc, is constrained at contract inception to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Group provides warranties for repair of defects which are identified during the contract and within a defined period thereafter. In general, all are assurance-type warranties, as defined within IFRS 15, which the Group recognises under IAS 37. Compensation received, or receivable, for early termination are recognised as revenue with deferral of an estimated value of any obligations to standing ready for new engagements in the remaining contract period.

Note 4

Operating Expenses

EUR'000	Note	2025	2024	2023
Cost of sales				
Right-of-use asset depreciation	14	—	235	30
Insurance		6,268	2,754	1,573
Vessel depreciation	13	104,042	53,696	22,484
Impairment of property, plant and equipment	13	—	—	5,000
Seafarer payroll	6	50,088	32,285	15,921
Fuel and oil		7,928	2,976	711
Maintenance		17,878	7,886	5,121
Messing costs		5,270	2,948	1,448
Seafarer travel		11,634	7,110	2,835
Specific charter costs		30,512	10,776	4,052
Utilities		1,720	1,308	389
Other operating expenses		1,334	2,254	294
Tonnage tax		81	—	—
Total cost of sales		**236,755**	**124,228**	**59,858**

EUR'000	Note	2025	2024	2023
Administrative expenses				
Depreciation and amortisation	12 , 13 , 14	3,549	2,522	534
Employee compensation	6	46,282	33,132	18,889
Repair and maintenance expenses		3,449	3,020	1,123
Legal and professional fees		9,087	7,576	2,122
Transaction costs		—	—	7,707
Rental expenses		2,484	1,757	751
Travel expense		2,393	1,988	985
Marketing and entertainment expenses		968	1,283	602
Other expenses		6,414	5,823	1,745
Total administrative expenses		**74,626**	**57,101**	**34,458**

Transaction costs in 2023 include all costs related to the business combination with Eneti, such as advisory, legal and consulting fees, which are included in administrative expenses.

Operating Expenses

Continued from previous page

Accounting policies

Cost of sales and administrative expenses

Cost of sales consists of expenses directly attributable to the Group’s core activities, including seafarers payroll, vessel depreciation, and the operation and maintenance of vessels.

Administrative expenses, which include administrative staff costs, share-based compensation, management costs, office expenses, business combination transaction costs and other administration-related expenses, are expensed as they are incurred.

Auditor remuneration

Administrative expenses include fees to the auditors appointed by the shareholder at the Annual General Meeting:

EUR'000	2025	2024	2023
Statutory audit	1,748	2,016	474
Other assurance services	34	264	1,608
Tax services	25	9	2
Other services	—	22	606
Total	**1,807**	**2,311**	**2,690**

Statutory audit services consist of fees for professional services rendered by Ernst & Young for the audit of the annual consolidated financial statements and services that are provided by the auditor in connection with the statutory audit.

For 2025 and 2024, the fee includes services related to the issuance of audit report on the design and operating effectiveness of the Company's internal controls over financial reporting (SOX404(b)).

Other assurance services consist of reviews of interim financial information and, for 2023, include PCAOB re-audits for 2021 and 2022, as well as assurance reports in respect of pro forma financial information in connection with regulatory filings.

Tax services consist of tax compliance services.

Other services consist of services provided for other permitted services, including fees for work performed in connection with the US listing in December 2023.

Note 5

Net Other Operating Income and Expenses

EUR'000	Note	2025	2024	2023
Other operating income		8,770	2,286	3,000
Other operating expenses		—	(251)	(2,863)
Net other operating income and expenses		**8,770**	**2,035**	**137**

Other operating income and expenses for 2025 includes approximately EUR 5 million in accelerated payments relating to the early termination of a contract for operations and advisory services.

Other operating income and expenses for 2024 primarily consist of management fees earned from the operation of third-party vessels.

Other operating income and expenses for 2023 include the net gain from the sale of the main cranes and spare parts of both O-class vessels. The contract signed for the sale of both main cranes states a purchase price of EUR 1.5 million for each main crane. In the case of Wind Orca, the carrying amount of the main crane had been written down, reflecting the value that was expected from the disposal of the assets. Thus, an impairment loss of EUR 5 million was reflected in the statement of profit and loss. The Wind Osprey main crane had been kept at its carrying amount since there was a gain from the disposal. The sale of both main cranes was driven by the main crane upgrades to the O-class vessels.

Accounting policies

Other operating income and expenses, include transactions not related to the operations of the Group, such as, gains and losses on the sale of non-current assets. Such transactions are generally recognised when it is probable that the benefits and losses associated with the transaction will flow to the Company and when the significant risks and rewards have been transferred to the buyer (generally when the transaction is finalised).



Note 6

Employee Compensation

Onshore - presented within administrative expenses

EUR'000	Note	2025	2024	2023
Wages and Salaries		37,322	29,340	16,957
Employer's contribution to defined contribution plans		3,765	1,635	847
Share based payment expense	7	2,071	1,662	1,134
Other short-term benefits		3,124	495	611
Total onshore employee compensation		**46,282**	**33,132**	**19,549**
Average number of employees		307	242	113

In 2023, employee compensation includes EUR 660 thousand related to bonus paid, included in transaction costs.

Accounting policies

Employee benefits are recognised as an expense, unless the cost qualifies for capitalisation as an asset.

Employee compensation includes wages and salaries, including compensated absence and pensions, as well as other social security contributions made to the entity’s employees or public and government authorities.

Offshore - presented within cost of sales

EUR'000	Note	2025	2024	2023
Wages and Salaries		46,008	30,043	14,056
Employer's contribution to defined contribution plans		3,557	2,059	1,124
Other short-term benefits		523	183	741
Total offshore employee compensation		**50,088**	**32,285**	**15,921**
Average number of employees		586	364	182

Total

EUR'000	Note	2025	2024	2023
Wages and Salaries		83,330	59,383	31,013
Employer's contribution to defined contribution plans		7,322	3,694	1,971
Share based payment expense	7	2,071	1,662	1,134
Other short-term benefits		3,647	678	1,352
Total employee compensation		**96,370**	**65,417**	**35,470**
Average number of full time employees		893	606	295
Number of employees at the end of the reporting period		1,073	659	570

Note 6

Employee Compensation

Continued from previous page

Eneti employees, both onshore and offshore, joined the Group by the end of December 2023. Thus, the average number of full-time employees as of 2023 reflects the number of employees in Eneti divided by 12 months. Eneti had 99 onshore full time employees and 176 seafarers by the end of 2023.

Labour costs related to certain employees who are working on the management of the newbuilding process have been capitalised. These capitalised costs amounted to EUR 7.8 million in 2025, EUR 2.7 million in 2024 and EUR 1.1 million in 2023 and are recognised under assets under construction.



Note 7

Long Term Incentive Programmes

The following share-based long-term incentive programmes were in place as of 31 December 2025:

(i) In January 2022, the Executive Management and select employees were granted from 10,393 to 55,430 Restricted Share Units (RSU) which fully vested and were issued in July 2024. The total fair value of the RSU allocation is calculated based on the Company's closing share price on Nasdaq Copenhagen A/S on the day of grant, and the value is EUR 394 thousand (EUR3.3 per RSU). As the RSUs fully vested in 2024, there was no expense recognised in profit and loss in the current year (EUR 53 thousand in 2024; EUR 143 thousand in 2023).

(ii) In January 2022, the Executive Management and select employees were granted from 10,393 to 55,430 Options in Cadeler shares, which fully vested in May 2024 and expire in April 2027. The strike price ranged from NOK36.02 to NOK38.42, depending on the exercise period. The fair value of these options was EUR 160 thousand (EUR 1.3 per RSU) as determined at grant date using the Black-Scholes model. As these options fully vested in 2024, there was no expense recognised in profit and loss in the current year (EUR 13 thousand in 2024; EUR 62 thousand in 2023).

(iii) In May 2022, the Executive Management and select employees were granted from 43,420 to 221,719 Options in Cadeler shares, which fully vested in May 2025 and expire in May 2028. The strike price is NOK40.24 and as of 31 December 2025, no options have been exercised. The fair value of these options was EUR 761 thousand (EUR 1.3 per RSU) as determined at grant date using the Black-Scholes model. The expense recognised in profit and loss for the year amounts to EUR 173 thousand (EUR 237 thousand in 2024; EUR 237 thousand in 2023). The average remaining contractual life for the options as per 31 December 2025 is 2.3 years. The annualised volatility of the shares of 42.5% is based on the historical volatility of the share price, annual risk-free interest rate of 2.8%, dividend yield of zero, expected life until expiration date and average share price of EUR 3.7.

(iv) In January 2023, the Executive Management and select employees were granted from 19,760 to 130,416 RSUs, which fully vested and were issued in July 2025. The fair value of the RSUs' are EUR 1.2 million (EUR 3.0 per RSU) as determined at grant date using the Black-Scholes model. The expense recognised in profit and loss for the year amounts to EUR 234 thousand (EUR 468 thousand in 2024, EUR 498 thousand in 2023).


IMO 96
WIND OSPREY
Lifeboat

Long term incentive programmes

Continued from previous page

(v) In August 2023, the Executive Management and select employees were granted from 88,920 to 385,320 options in Cadeler shares which will vest in August 2026 and expire in August 2029. The strike price will be NOK45.49 and vesting is conditional upon continued employment at Cadeler. The fair value of these options is EUR2.2 million (EUR1.8 per option) as determined at grant date using the Black-Scholes model. The expense recognised in profit and loss for the year amounts to EUR 500 thousand (EUR419 thousand in 2024; EUR250 thousand in 2023). The average remaining contractual life of the options as of 31 December 2025 is 3.5 years. The annualised volatility of the shares of 61.0% is based on the historical volatility of the share price, an annual risk-free interest rate of 2.68%, a dividend yield of zero, the expected life until expiration date and average share price of EUR3.7.

(vi) In May 2024, the Executive Management was granted a total of 193.011 RSUs, which will vest at the end of May 2027. The RSUs' expire at the end of May 2030 and are conditional upon continued employment at Cadeler. The fair value of the RSU's is EUR 1.1 million (EUR5.6 per RSU) as determined at grant date using the Black-Scholes model. The expense recognised in profit and loss for the year amounts to EUR 350 thousand (EUR 206 thousand in 2024). The average remaining contractual life as of 31 December 2025 is 4.4 years. The average share price used is NOK64.2.

(vii) In May 2024, the Executive Management and select employees were granted from 140,372 to 245,651 options in Cadeler shares, which will vest at the end of May 2027 and expire at the end of May 2030. The strike price will be NOK74.32 and vesting is conditional upon continued employment at Cadeler. The fair value of these options is EUR 1.4 million (EUR1.4 per option) as determined at grant date using the Black-Scholes model. The expense recognised in profit and loss for the year amounts to EUR 450 thousand (EUR 265 thousand in 2024). The average remaining contractual life of the options as of 31 December 2025 is 4.4 years. The annualised volatility of the shares of 31.2% is based on the historical volatility of the share price, annual risk-free interest rate of 3.63%, dividend yield of zero, expected life until expiration date, and average share price of NOK64.2.

(viii) In March 2025, the Executive Management and select employees were granted from 42,115 to 631,724 options in Cadeler shares, which will vest in March 2028 and expire in March 2031. The strike price will be NOK60.2 and vesting is conditional upon continued employment at Cadeler. The fair value of these options is 2 million (EUR 1.4 per option) as determined at grant date using the Black-Scholes model. The expense recognized in profit and loss for the year amounts to EUR 479 thousand. The average remaining contractual life of the options as of 31 December 2025 is 5.3 years. The annualised volatility of the shares is 31.66% based on historical volatility of the share price price, annual risk-free interest rate of 3.93%, a dividend yield of zero, an expected life of 4 years from grant date and average share price of NOK52.

Accounting policies

Share-based payments

Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date on which the grant is made using an appropriate valuation model. That cost is recognised as employee benefits expenses, together with a corresponding increase in equity (retained earnings), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects both the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognised at the beginning and end of that period.

Note 7

Long term incentive programmes

Continued from previous page

Service and non-market performance conditions are not considered when determining the grant date fair value of awards. Instead, the likelihood of these conditions being met is assessed as part of the Group's best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected directly in the grant date fair value.

Any other conditions attached to an award, that do not include an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and result in an immediate expensing, unless there are also service and/or performance conditions.

No expense is recognised for awards that do not ultimately vest as a result non-market performance and/or service conditions not being met.

Where awards include a market or non-vesting condition, the transactions are treated as vested regardless of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share in a loss situation only where the loss per share is reduced.



Long term incentive programmes

Continued from previous page

Outstanding instruments - Options	2025 Executive management Number	2025 Executive management WAEP[1]	2025 Other employees Number	2025 Other employees WAEP[1]	2024 Executive management Number	2024 Executive management WAEP[1]	2024 Other employees Number	2024 Other employees WAEP[1]	2023 Executive management Number	2023 Executive management WAEP[1]	2023 Other employees Number	2023 Other employees WAEP[1]
Outstanding at 1 January	1,353,052	4.39	1,487,689	4.76	967,029	3.47	894,123	3.46	344,589	3.16	330,963	3.15
Granted during the year	912,490	5.09	491,341	5.09	386,023	6.24	631,674	6.24	622,440	3.64	563,160	3.64
Forfeited during the year	—	—	(62,908)	3.80	—	—	—	—	—	—	—	—
Exercised during the year	—	—	—	—	—	3.03	(38,108)	—	—	—	—	—
Expired during the year	—	—	—	—	—	—	—	—	—	—	—	—
Outstanding at 31 December	**2,265,542**	**4.69**	**1,916,122**	**4.90**	**1,353,052**	4.39	**1,487,689**	4.76	**967,029**	3.47	**894,123**	3.46

Outstanding instruments - RSU	2025 Executive management Number	2025 Executive management WAEP[1]	2025 Other employees Number	2025 Other employees WAEP[1]	2024 Executive management Number	2024 Executive management WAEP[1]	2024 Other employees Number	2024 Other employees WAEP[1]	2023 Executive management Number	2023 Executive management WAEP[1]	2023 Other employees Number	2023 Other employees WAEP[1]
Outstanding at 1 January	382,707	—	205,504	—	245,126	—	271,327	—	55,430	—	65,823	—
Granted during the year	—	—	—	—	193,011	—	—	—	189,696	—	205,504	—
Forfeited during the year	—	—	(6,847)	—	—	—	—	—	—	—	—	—
Exercised during the year	(189,696)	—	(198,657)	—	(55,430)	—	(65,823)	—	—	—	—	—
Expired during the year	—	—	—	—	—	—	—	—	—	—	—	—
Outstanding at 31 December	**193,011**	**—**	**—**	**—**	**382,707**	0	**205,504**	0	**245,126**	0	**271,327**	0

Note 8

Board of Directors and Executive Management Compensation

EUR'000	2025 Board of directors	2025 Executive management	2025 Total	2024 Board of directors	2024 Executive management	2024 Total	2023 Board of directors	2023 Executive management	2023 Total
Wages, salaries and board fees	419	998	1,417	334	955	1,289	183	821	1,004
Pension costs - defined contribution plans	—	100	100	—	95	95	—	29	29
Share based payment	—	1,249	1,249	—	957	957	—	588	588
Other short-term benefits	—	35	35	—	41	41	—	55	55
Cash bonus	—	2,473	2,473	—	1,197	1,197	—	1,155	1,155
Total management compensation	**419**	**4,855**	**5,274**	**334**	**3,245**	**3,579**	**183**	**2,648**	**2,831**

Executive Management

Executive Management refers to the members of the Executive Management who are registered with the Danish business authority and who have the authority and responsibility for the planning, directing and controlling of the activities of the Company as defined by IAS 24. As such, Executive Management is considered Chief Operating Decision Makers (CODM) as defined by IFRS 8.

Board of Directors

Andreas Sohmen-Pao and Andreas Beroutsos are employed by the BW Group. These board members did not receive remuneration from Cadeler in 2023, 2024 and 2025. Andreas Beroutsos stepped down from the Board with effect from 25 April 2023. On the same date, Andrea Abt joined the Board.

David Peter Cogman is employed by the Swire Group and did not receive remuneration from Cadeler in 2022 and 2023. David Peter Cogman stepped down from the Board with effect from 16 June 2023, together with Connie Hedegaard.

On 20 February 2024, Emanuele Lauro and James Nish joined the Board. Emanuele Lauro is the Director and Chief Executive Officer of Scorpio Holdings Limited, which is considered a related party (see Note 27).

On 23 April 2024, Jesper T. Lok left the Board of Directors and Colette Cohen was elected to serve a two year term through the 2026 AGM.

On 11 November 2024, Thomas Thune Andersen was elected as a new member of the Board of Directors.

Note 9

Financial Income and Expenses

EUR'000	2025	2024	2023
Foreign currency gain	5,784	1,511	109
Fair value change of derivative (ineffectiveness)	—	428	—
Interest income	1,714	3,294	1,432
Financial income	**7,498**	**5,233**	**1,541**

EUR'000	2025	2024	2023
Interest linked to debt liabilities	21,209	2,368	2,851
Guarantee charges	994	581	—
Fair value change of derivative (ineffectiveness)	1,577	—	765
Lease liabilities	746	428	25
Foreign currency loss	10,877	3,322	389
Bank fees	1,974	501	456
Financial expenses	**37,377**	**7,200**	**4,486**

Total interest paid in 2025 as per Consolidated Statement of Cash Flows amounts to EUR 56 million (2024: EUR 19.7 million; 2023: EUR 7.1 million) and has primarily been capitalised to Property, Plant and Equipment. For further information refer to Note 13. Interest linked to debt liabilities include EUR 2.4 million in 2024 and EUR 1.9 million in 2023 relating to the write off of loan fees associated with previous debt facilities. In addition, in 2023, EUR 1.0 million relates to the amendment of a prior debt facility in June 2023.

Accounting policies

Finance income and expenses comprise interest income and expenses, as well as realised and unrealised exchange rate gains and losses on transactions denominated in foreign currencies, together with fair value adjustments related to the ineffective portion of financial instruments.

Interest income and interest expenses are recognised using the effective interest rate. The effective interest rate is the discount rate used to discount expected future cash payments or receipts over the expected life of a financial asset or financial liability to the amortised cost (carrying amount) of such asset or liability.

Note 10

Income Taxes

EUR'000	2025	2024	2023
Income tax expense			
Tax expense attributable to profit is made up of:			
Current tax	(6,396)	(1,271)	—
Movement on deferred tax	(1,284)	(1,137)	—
Total Income tax expense	**(7,680)**	**(2,408)**	**—**

Tax expenses comprise the expected income tax charge for the year in accordance with IAS 12.

The tax base of the Group's vessel assets are held by wholly owned subsidiaries located in Cyprus, UK and Japan. Besides Japan, vessel owning entities and their corresponding Fleet Manager entities operate within tonnage tax regimes in Denmark, Cyprus and the United Kingdom, pursuant to which in-scope entities pay a fixed amount per net ton at their disposal, rather than income being taxed under a conventional corporate tax regime. Cyprus owned vessels participate in dual tonnage tax schemes, with Denmark as Danish Fleet Manager and Cyprus as Danish Fleet Owner. From 1st January 2025 UK vessel owning entities and the UK Fleet Manager entity participate in the UK tonnage tax scheme.

The total recorded tonnage tax expense for 2025 in Denmark, UK and Cyprus amount to EUR 34 thousand, EUR 48 thousand and EUR 11 thousand respectively (2024 and 2023: EUR 0 thousand in Denmark and EUR 5 thousand in Cyprus, UK tonnage tax effective from 2025).

In addition, certain of Cadeler's subsidiaries are resident for taxation purposes in the United Kingdom or other foreign jurisdictions that are outside the scope of the tonnage tax ring-fence. These entities are subject to their local corporation tax regimes based on their taxable income.

The Group routinely evaluates its exposure to local income taxes (Permanent Establishments) relating to its foreign operations which can also result in additional current foreign taxes.

The Group continues to assess the potential impact of the Pillar Two rules on future reporting periods. Refer to Note 2 for further details.

EUR'000	2025	2024	2023
Effective tax rate			
Profit before income tax	287,864	67,477	11,498
Tax at Corporate Tax rate (22%)	63,330	14,845	2,530
Effects of:			
Income not taxable/impact of tonnage tax regime	(73,214)	(9,606)	(2,530)
Amounts not recognised	9,055	(6,022)	—
Deferred tax on consolidation adjustments	577	721	—
Adjustment to prior periods - deferred tax	707	416	—
Adjustment to prior periods - current tax	1,855	74	—
Impact of overseas taxes	5,370	1,980	—
Income tax expense, reported	**7,680**	**2,408**	**—**
Effective tax rate (%)	2.7%	3.6%	—%

Income Taxes

Continued from previous page

Accounting policies

Income tax

Current income tax for current and prior periods is recognised at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Management periodically evaluates positions taken in tax returns in situations where applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.

Deferred income tax is recognised for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. An exception applies where the deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences.

Deferred income tax is measured at the tax rates expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Current and deferred income taxes are recognised as income or expenses in profit or loss, except to the extent that the tax arises from a transaction that is recognised directly in equity.

Tonnage tax

Under the scheme, ship-owners (or bareboat charterers) pay a fixed tax amount per net tonne at their disposal rather than paying taxes based on taxable income, expenses, and depreciation. The Group has participated in the Danish scheme since 27 November 2020 and joined the UK tonnage tax scheme, effective January 2025.

As the vessels are owned and registered by subsidiaries in jurisdictions other than Denmark, the Group is also subject to tonnage taxation in those jurisdictions. Such tonnage taxation is calculated based on a fixed tax amount per tonne.

As this scheme is based on a notional income derived from tonnage capacity and not based on the entities' actual income and expenses, the Group does not consider the scheme to fall under the scope of IAS 12. Consequently, tonnage tax expenses are not presented as part of tax expense in the statement of profit and loss, but are recognised within costs of sales.

Note 11

Earnings Per Share (EPS)

The following table reflects the income and share data used in the basic and diluted EPS calculations:

EUR'000	2025	2024	2023
Profit attributable to ordinary equity holders of the parent for basic earnings	**280,184**	**65,069**	**11,498**

Thousands	2025	2024	2023
Weighted average number of ordinary shares for basic EPS	**350,508**	**345,979**	**201,362**
Effect of dilution from share-based payments programme	4,182	980	1,861
Weighted average number of ordinary shares adjusted for the effect of dilution[1]	**354,690**	**346,959**	**203,223**

The weighted average number of ordinary shares considers the weighted average effect of treasury shares during the period.

During 2024, the weighted average number of ordinary shares was also affected by the issuance of shares in connection with a private placement on 15 February 2024, resulting in the issuance of 39.5 million shares, a private placement on 26 June 2024, resulting in the issuance of 28 thousand shares and the share buy-back programme, resulting in the repurchase of 215 thousand shares.

In December 2023, 114 million shares were issued in connection with the business combination with Eneti.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these consolidated financial statements.

[1]The weighted average number of shares considers the weighted average effect of share-based payments during the year.

Accounting policies

The Company calculates Basic EPS by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit attributable to ordinary holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

Note 12

Intangible Assets

EUR'000	2025 Software	2025 Goodwill	2025 Total	2024 Software	2024 Goodwill	2024 Total	2023 Software	2023 Goodwill	2023 Total
Cost									
Beginning of period	1,069	17,763	18,832	693	16,707	17,400	662	—	662
Acquisition of businesses	—	—	—	—	—	—	—	16,919	16,919
Additions	1,506	—	1,506	410	—	410	31	—	31
Disposals	—	—	—	(38)	—	(38)	—	—	—
Exchange differences	—	—	—	4	1,056	1,060	—	(212)	(212)
31 December	**2,575**	**17,763**	**20,338**	**1,069**	**17,763**	**18,832**	**693**	**16,707**	**17,400**
Accumulated depreciation									
Beginning of period	642	—	642	453	—	453	243	—	243
Depreciation charge	264	—	264	189	—	189	210	—	210
31 December	**906**	**—**	**906**	**642**	**—**	**642**	**453**	**—**	**453**
Net book value	**1,669**	**17,763**	**19,432**	**427**	**17,763**	**18,190**	**240**	**16,707**	**16,947**

Software additions during 2025, 2024 and 2023 are mainly related to the development of the Company’s software solutions. In 2025, software additions also included the implementation costs related to the Enterprise Resource Planning (ERP) system.

Goodwill of EUR 16.9 million was recognised on 19 December 2023 in relation to the acquisition of Eneti. The Group has two CGUs consisting of the WTGFIV and the O&M units with specific vessels allocated.

Intangible Assets

Continued from previous page

Impairment test

Goodwill arising from the merger with Eneti is allocated to the WTGFIV CGU as the expected synergies will arise from this CGU. Management has performed an evaluation of impairment indicators for the O&MV CGU to which no goodwill is allocated. Management concluded that indicators of impairment are present and has therefore also performed an impairment test for this CGU. The Company has performed an annual impairment test of the WTGFIV CGU. Neither in 2025, 2024 and nor in 2023 did the test result in any impairment.

The annual impairment test is an assessment of whether the recoverable amount being the value in use (or fair value less cost of disposal) of the cash generating unit, will be able to generate sufficient positive future net cash flows to support the carrying amount of the assets related to the cash generating unit.

EUR m	Recoverable amount			Excess values (recoverable amount less carrying amount)		
CGU	**2025**	**2024[1]**	**2023[1]**	**2025**	**2024[1]**	**2023[1]**
WTGFIV	5,099	1,103	574	2,457	227	58
O&MV	355	89	95	41	1	—
Total	**5,454**	**1,192**	**669**	**2,498**	**228**	**58**

Applied assumptions

As of 31 December 2025, the assessment of the recoverable amount of the CGU's is based on the value in use (VIU). In 2024 and 2023, the impairment test involves estimating both FVLCOD (Fair value less costs of disposal) and VIU and comparing the higher amount to the asset’s carrying amount. Fair values are obtained through third-party broker assessment (level 3) of the vessels from at least two independent brokers.

The discounted cash flow period has been calculated from the remaining useful life of the vessels as this is deemed most representative for the actual value of the vessels. Accordingly, the calculation has no terminal value.

[1] 31 December 2024 and 2023 the recoverable amount is based on the fair value less cost of disposal of the CGU's (Broker Value).

The VIU is based on cash flow projections in financial budgets and business plans using a five year period from 2026-2031 as follows:

- Revenue projection is based on signed contracts and expected revenue for the capacity not signed yet as well as foundation contracts.
- Cost of sales are based on the business plan which is inflated afterwards, and expected maintenance based on investment budget.
- Inflation is forecast at 2.5%

The discount rate used in the calculation is based on a Weighted Average Cost of Capital (WACC), reflecting the cost of equity, cost of debt and capital structure, and is 10.1% after tax, (9.5% after tax in 2024 and 9.5% after tax in 2023). As Cadeler is subject to the tonnage tax regime, the tax consideration in the WACC calculation for impairment of a vessel is immaterial, thus the before and after tax WACC remain the same for impairment testing purposes. Regarding the O&MV CGU, the calculations showed no indication of impairment, as the future value of cash flows was higher than the carrying amount of the vessel, although there was limited headroom.

Accounting policies

Goodwill is tested for impairment at least once a year or sooner if an impairment indication arises. Impairment testing is performed for each CGU to which goodwill is allocated, as determined by Management.

If the carrying amount of intangible assets exceeds the recoverable amount, an impairment will be recognised in the statement of profit and loss. Any impairment of goodwill impairment losses cannot be reversed subsequently.

Intangible assets, such as software, are recognised at cost less accumulated depreciation and accumulated impairment losses. The cost of an intangible asset initially recognised includes its purchase price and any directly attributable costs necessary to prepare the asset for its intended use. Depreciation is calculated on a straight-line basis over the estimated useful life, which is 3 years for software.

Note 13

Property, Plant and Equipment

EUR'000	Vessels	Dry dock	Other fixtures and fittings	Assets under construction	Total
Cost 2025					
Beginning of financial year	1,056,664	17,644	13,513	736,610	1,824,431
Additions	71,255	843	3,661	1,254,658	1,330,417
Transfer from assets under construction	1,381,140	20,423	(10,371)	(1,391,192)	—
Disposals	—	—	(124)	—	(124)
Exchange differences	—	—	—	—	—
31 December 2025	**2,509,059**	**38,910**	**6,679**	**600,076**	**3,154,724**
Accumulated depreciation and impairment					
Beginning of financial year	104,119	6,541	1,505	—	112,165
Depreciation charge	97,615	6,425	1,582	—	105,622
Disposals	—	—	(123)	—	(123)
Exchange differences	—	—	—	—	—
31 December 2025	**201,734**	**12,966**	**2,964**	**—**	**217,664**
Net book value	**2,307,325**	**25,944**	**3,715**	**600,076**	**2,937,060**

Additions during 2025 are mainly driven by newbuild vessels of P-class vessels of EUR 199 million, newbuild A-class vessels of EUR 385 million, newbuild M-class vessels of EUR 436 million, and vessel upgrades of EUR 48 million. In 2025, Wind Pace, Wind Mover, Wind Maker and Wind Ally vessels were delivered and transferred from asset under construction to vessels.

Borrowing costs (including cash and non-cash items) for 2025 have been capitalised in a total amount of EUR 53.9 million (2024: 19.7 million; 2023: EUR 7.1 million). The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the Company's general borrowings during the reporting period, being 6.05% (2024: 7.6%; 2023: 5.5%).

Note 13

Property, Plant and Equipment

Continued from previous page

EUR'000	Vessels	Dry dock	Other fixtures and fittings	Assets under construction	Total
Cost 2024					
Beginning of financial year	566,360	9,135	979	571,745	1,148,219
Additions	8,029	4,377	12,680	624,679	649,765
Transfer from assets under construction	468,678	4,000	—	(472,678)	—
Disposals	(5,146)	—	(306)	—	(5,452)
Exchange differences	18,743	132	160	12,864	31,899
31 December 2024	**1,056,664**	**17,644**	**13,513**	**736,610**	**1,824,431**
Accumulated depreciation and impairment					
Beginning of financial year	58,727	3,548	312	—	62,587
Depreciation charge	50,571	3,125	1,166	—	54,862
Disposals	(5,000)	—	(306)	—	(5,306)
Impairment on disposal	—	—	—	—	—
Exchange differences	(179)	(132)	333	—	22
31 December 2024	**104,119**	**6,541**	**1,505**	**—**	**112,165**
Net book value	**952,545**	**11,103**	**12,008**	**736,610**	**1,712,266**

Additions during 2024 are mainly driven by newbuild P-class vessels of EUR 290 million, newbuild A-class vessels of EUR 114 million, newbuild M-class vessels of EUR 103 million, O-class main crane upgrades of EUR 62 million, and vessel upgrades of EUR 54 million. In 2024, Wind Peak vessel was delivered and transferred from asset under construction to vessels.

Borrowing costs for 2024 have been capitalised for a total of EUR 19.7 million (2023: EUR 7.1 million). The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the Company's general borrowings during the reporting period, being 7.6% (2023: 5.5%).

Property, Plant and Equipment

Continued from previous page

EUR'000	Vessels	Dry dock	Other fixtures and fittings	Assets under construction	Total
Cost 2023					
Beginning of financial year	282,282	9,261	536	356,163	648,242
Acquisition of businesses	296,536	171	599	144,219	441,525
Additions	227	—	3	73,169	73,399
Disposals	(8,002)	(291)	—	—	(8,293)
Exchange differences	(4,683)	(6)	(159)	(1,806)	(6,654)
December 31, 2023	**566,360**	**9,135**	**979**	**571,745**	**1,148,219**
Accumulated depreciation and impairment					
Beginning of financial year	39,570	2,023	445	—	42,038
Depreciation charge	20,847	1,637	19	—	22,503
Disposals	(5,722)	(108)	—	—	(5,830)
Impairment on disposal	5,000	—	—	—	5,000
Exchange differences	(968)	(4)	(152)	—	(1,124)
December 31, 2023	**58,727**	**3,548**	**312**	**—**	**62,587**
Net book value	**507,633**	**5,587**	**667**	**571,745**	**1,085,632**

Note 13

Property, Plant and Equipment

Continued from previous page

Due to the business combination with Eneti, the Group's property, plant, and equipment increased by EUR 441.5 million in 2023. This increase primarily comprised the operating vessels Wind Scylla and Wind Zaratan (EUR 206 million and EUR 87 million, respectively) as well as the newbuilds under construction, including the M-class down payments for EUR 144 million.

Additions during 2023 were mainly driven by down payments of EUR 42 million for new P-class installation vessels (EUR 15.4 million), the new A-class FIVs (foundation installation vessels) (EUR 3.8 million) and instalments for the main cranes for both Wind Orca (EUR 16.0 million) and Wind Osprey (EUR 6.8 million), as presented above under assets under construction. In addition, assets under construction include EUR 7.6 million of guarantee fees to BW Group related to the A-class and P-class newbuild vessels as well as EUR 5.7 million of assets related to future projects that have not yet commenced.

Borrowing costs for 2023 were capitalised in a total amount of EUR 7.1 million. The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the Company's general borrowings during the reporting period, being 5.5%.

Disposals during 2023 were mainly driven by the main cranes upgraded on both O-class vessels, as well as impairment recognised. For further details, please refer to Note 5.


LIEBHERR
HZ F2

Property, Plant and Equipment

Continued from previous page

Accounting policies

Property, plant and equipment are recognised at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment initially recognised includes its purchase price and any costs that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in profit or loss as incurred.

To maintain operational capability, the vessels are required to undergo dry-docking procedures every five years. The costs of the dry-docking procedures are capitalised at cost, including any costs that are directly attributable to bringing the vessels to the location and condition necessary for the dry-docking procedures.

Depreciation is calculated using the straight-line method to allocate their depreciable amounts over the assets' estimated useful life. The estimated useful lives are as follows:

	Useful life
Vessels and furnished equipment	Up to 25 years
Drydock	5 years
Cars	5 years
Other fixtures and fittings	2 to 3 years

The estimated useful life of the vessels of up to 25 years has been determined by an external consultant through a fatigue analysis based on the technical specification of the vessels, whereas for Wind Peak, the estimated useful life has been determined based on an internal technical analysis, validated by an external expert. The estimated useful life of these vessels depends on the initial delivery date.

Prior to their acquisition, Wind Orca and Wind Osprey, had already been in use for eight years, therefore the remaining useful life of these vessels is estimated at 17 years for all components except for the jacking system and the main crane, which have a remaining useful life of three years from the acquisition date. For Wind Scylla and Wind Zaratan, the remaining useful lives at the acquisition date were assessed to be 17 and 14 years respectively, and all components are assigned the same useful life. Hull and steel components have a salvage value of up to EUR 15 million per vessel at the end of their useful lives. Both the salvage value and the residual value are estimated as the lightweight tonnage of each vessel multiplied by the scrap value per tonne. Depreciation is based on costs less the estimated residual value.

Further information is provided in Note 2.4, Material accounting judgements, estimates and assumptions, in relation to vessels acquired through the business combination.

The residual value, useful life, and methods of depreciation of property, plant, and equipment are reviewed at each financial year end and adjusted accordingly, if appropriate.

Borrowing costs

Borrowing costs are capitalised in accordance with IAS 23, where borrowing costs directly attributable to the construction of assets are capitalised until the asset is substantially ready for its intended use. Borrowing costs consist of interest and other costs incurred by the Group incurs in connection with the borrowing of funds, including guarantee fees provided by related parties.

Impairment of non-financial assets

Property, plant and equipment and right-of-use assets are tested for impairment whenever there is objective evidence or an indication that these assets may be impaired. Refer to note 12 for further information impairment testing.

Note 14

Right-of-Use Assets and Lease Liabilities

Nature of the Group's leasing activities

Office space

The Group leases office space for the purpose of office operations. In 2025, the company terminated the lease agreement for its office in Great Yarmouth and entered into a lease contract for a new location in Norwich, effective March 2025, with a binding period of 10 years. Additionally, the Company entered into 5-year leases for office premises in Monaco and Taiwan, and a 3-year lease for a new office in Vejle.

Warehouse facilities

The Group leases a warehouse facility located in the UK.

EUR'000	Leasehold equipment	Warehouse facilities	Office space	Total
Cost 2025				
Beginning of financial year	—	—	13,324	13,324
Additions	—	—	4,122	4,122
Disposals	—	—	(228)	(228)
Exchange differences	—	—	—	—
31 December 2025	**—**	**—**	**17,218**	**17,218**
Accumulated depreciation				
Beginning of financial year	—	—	2,987	2,987
Depreciation charge	—	—	1,861	1,861
Disposals	—	—	(228)	(228)
Exchange differences	—	—	—	—
31 December 2025	**—**	**—**	**4,620**	**4,620**
Carrying amount	**—**	**—**	**12,598**	**12,598**

Right-of-Use Assets and Lease Liabilities

Continued from previous page

EUR'000	Leasehold equipment	Warehouse facilities	Office space	Total
Cost 2024				
Beginning of financial year	464	409	2,261	3,134
Acquisition of businesses	—	—	10,864	10,864
Disposals	(464)	(429)	—	(893)
Exchange differences	—	20	199	219
31 December 2024	**—**	**—**	**13,324**	**13,324**
Accumulated depreciation				
Beginning of financial year	464	24	1,673	2,161
Depreciation charge	—	235	1,144	1,379
Disposals	(464)	(265)	—	(729)
Exchange differences	—	6	170	176
31 December 2024	**—**	**—**	**2,987**	**2,987**
Carrying amount	**—**	**—**	**10,337**	**10,337**

EUR'000	Leasehold equipment	Warehouse facilities	Office space	Total
Cost 2023				
Beginning of financial year	464	—	1,681	2,145
Acquisition of businesses	—	421	612	1,033
Exchange differences	—	(12)	(32)	(44)
31 December 2023	**464**	**409**	**2,261**	**3,134**
Accumulated depreciation				
Beginning of financial year	381	—	1,477	1,858
Depreciation charge	83	30	221	334
Exchange differences	—	(6)	(25)	(31)
31 December 2023	**464**	**24**	**1,673**	**2,161**
Carrying amount	**—**	**385**	**588**	**973**

Note 14

Right-of-Use Assets and Lease Liabilities

Continued from previous page

EUR'000	2025	2024	2023
Lease liabilities at 1 January (current and non-current lease)	10,971	993	279
Acquisition of subsidiaries	—	—	1,299
Additions during the year	4,640	11,909	—
Exchange differences	—	30	(16)
Repayment of lease obligations	(2,072)	(1,961)	(569)
Total lease liabilities at 31 December	**13,539**	**10,971**	**993**
Current	**1,057**	**1,274**	**601**
Non-current	**12,482**	**9,697**	**392**

Leas interest expenses recognised in profit and loss

1. *Interest expense*

EUR'000	2025	2024	2023
Interest expense on lease liabilities (vessels and office)	746	428	25

1. *Lease expense not capitalised in lease liabilities*

EUR'000	2025	2024	2023
Short-term lease expense	614	477	180

Total cash outflow for all leases in 2025, 2024 and 2023 were EUR 2,686 thousand, EUR 1,152 thousand and EUR 283 thousand respectively, excluding variable lease fee (refer to Note 24). Please refer to Note 28 for disclosure on lease commitments.

Accounting policies

Right-of-Use Assets

The Group recognises a right-of-use asset and lease liability at the date on which the underlying asset is made available for use. Right-of-use assets are measured at cost, which comprises the initial measurement of the lease liability using an incremental borrowing rate adjusted for any lease payments made at or before the commencement date and any lease incentives received. Any initial direct costs that would not have been incurred if the lease had not been obtained are included in to the carrying amount of the right-of-use assets.

The right-of-use asset is subsequently measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of the lease liability.

Right-of-use assets are depreciated on a straight-line basis over the lease term.

Right-of-use assets are tested for impairment whenever there is objective evidence or an indication that these assets may be impaired. For further information regarding impairment testing. please refer to Note 13.

Lease liabilities

At the inception of a contract, the Group assesses whether the contract contains a lease. A contract contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is required only when the terms and conditions of the contract are changed.

Note 14

Right-of-Use Assets and Lease Liabilities

Continued from previous page

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

Variable lease payments that do not depend on an index or a rate are recognised as expenses in the period in which the event or condition that triggers the payment occurs. Utilisation based lease fees are classified as variable lease payments.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date, as the interest rate implicit in the lease is not readily determinable. After the commencement date, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced by lease payments made.

In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Short-term and low-value leases

The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases with lease terms of twelve months or less, and for low-value leases. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term. Short-term and low-value leases include cars, coffee machines, office premises and AV equipment.

Note 15

Inventories

EUR'000	2025	2024	2023
Fuel and oil	3,540	1,039	1,836

As of 31 December 2025, the Company's inventories include fuel and oil totalling EUR 4 million.

As of 31 December 2024, the Company's inventories include fuel and oil totalling EUR 1.0 million, a decrease from EUR 1.8 million in 2023, primarily because three of the Company’s four operating vessels were off hire at the end of the reporting period.

Accounting policies

Inventories are carried at the lower of cost and net realisable value. Cost is determined using the first-in, first-out basis. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Inventories mainly comprise fuel and oil.

Note 16

Trade and Other Receivables

EUR'000	2025	2024	2023
Trade receivables from non-related parties	117,734	51,467	26,802
Contract assets	81,923	37,609	8,880
Receivables from related parties	—	214	592
Other receivables	21,295	11,305	3,158
Total trade receivables and other receivables	**220,952**	**100,595**	**39,432**

As of 31 December 2025, the Company's receivables include contract assets totalling EUR 81.9 million, a significant increase from EUR 37.6 million in 2024 (2023: EUR 8.9 million). These contract assets represent the Company's entitlement to consideration for work performed to date on ongoing projects as of the balance sheet date. Typically, these contract assets are reclassified to trade receivables when the Company fulfils its obligations and the right to consideration becomes unconditional.

The balance of other receivables includes contract fulfilment costs amounted to EUR 14 million (EUR 8.5 million in 2024 and nil in 2023). These costs represent expenditures directly incurred in fulfilling contracts with customers, such as direct labour, materials, and other costs necessary to complete the performance obligations under the contracts. These costs are recognized as assets as they are expected to be recovered over the life of the respective contracts. Contract costs are amortised on a systematic basis that is consistent with the transfer of the related goods or services to the customer. For accounting policies, refer to Note 3.

The table below outlines movements in contract assets during the year:

EUR'000	2025	2024	2023
Contract assets at 1 January	37,609	8,880	19,999
Acquisition of businesses	—	—	8,266
Recognised during the period	81,923	37,710	614
Transfer to receivables	(37,609)	(8,880)	(19,999)
Exchange differences	—	(101)	—
Total contract assets at 31 December	**81,923**	**37,609**	**8,880**
Current	**81,923**	**37,609**	**8,880**
Non-current	**—**	**—**	**—**

Trade and Other Receivables

Continued from previous page

Expected credit loss on trade receivables

The Group has historically only experienced immaterial credit losses on trade receivables, if any. In addition, a material part of the cash flows under the Group's contracts consist of prepayments received up front.

The Group's assessment remains consistent with its historical experiences. Although certain receivables may become up to 30 days overdue, the Group's overall credit risk profile remains unchanged. This assessment is supported by historical loss data, a limited number of reliable counterparties, and the Group's forward-looking outlook.

Accounting policies

Financial assets

The classification of financial assets depends on the Group's business model for managing the financial assets as well as the contractual terms of the cash flows of the respective financial assets.

(1) At initial recognition: the Group measures a financial asset at fair value, plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial assets. Transaction costs of financial assets carried at fair value through profit or loss are recognised as an expense in profit or loss.

(1i) At subsequent measurement: the Group's financial assets mainly comprise cash and bank balances, trade receivables and other current assets.

Interest income from these financial assets is recognised using the effective interest rate method.

The Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortised cost. For trade and other receivables, the Group applied the simplified approach permitted by IFRS 9, which requires lifetime expected losses to be recognised from initial recognition of the receivables.

EUR'000	Trade receivables	Contract assets	Expected loss	Total
31 December 2025				
Not due	115,559	81,923	—	197,482
Overdue 1-30 days	716	—	—	716
Overdue 31 to 60 days	1,459	—	—	1,459
Overdue +61 days	—	—	—	—
Total	**117,734**	**81,923**	**—**	**199,657**
31 December 2024				
Not due	49,029	37,609	—	86,638
Overdue 1-30 days	—	—	—	—
Overdue 31 to 60 days	2,373	—	—	2,373
Overdue +61 days	65	—	—	65
Total	**51,467**	**37,609**	**—**	**89,076**
31 December 2023				
Not due	9,639	8,880	—	18,519
Overdue 1-30 days	14,287	—	—	14,287
Overdue 31 to 60 days	603	—	—	603
Overdue +61 days	2,273	—	—	2,273
Total	**26,802**	**8,880**	**—**	**35,682**

Note 17

Prepayments and other non-current assets

EUR'000	2025	2024	2023
Prepayments (Current)	13,523	16,643	9,562

Prepayments include deferred costs like bank loan fees, commitment fees of uncommitted facilities, annual insurance premiums and annual software subscriptions.

EUR'000	2025	2024	2023
Other non-current assets	54,069	7,211	—

Other non-current assets include EUR 20 million primarily relating to certain prepayments.

Cash deposits subject to restrictions, of 34.1 million as at 31 December 2025 (2024: 7.2 million) are included in the Other non-current assets balance.



Note 18

Cash and Cash Equivalents

EUR'000	2025	2024	2023
Cash at bank and on hand	151,679	51,253	96,608

The Company held cash as of 31 December 2025 with the intention of paying assets under construction-related instalments in 2026.

Accounting policies

Cash and cash equivalents consist of cash net of short-term bank overdrafts, as these are considered an integral part of the Group’s cash management. Cash and cash equivalents are measured at amortised cost.

Note 19

Statement of Cash Flows Specifications

EUR'000	Note	2025	2024	2023
Adjustments of non-cash items				
Depreciation and amortisation	12 , 13 , 14	107,520	56,595	23,048
Impairment of fixed assets	13	—	—	5,000
Non-cash disposals of property, plant and equipment and intangible assets	12 , 13	1	183	—
Other operating income and expenses, net	5	—	—	(137)
Finance income	9	(1,714)	(3,294)	—
Interest expenses	9	15,993	428	1,898
Finance costs	9	(725)	2,589	—
Income tax expense		7,680	2,401	—
Fair value change of derivative instruments through profit or loss	9	630	(427)	766
Items recycled	25	947	—	—
Share-based payment expenses		2,071	1,662	1,134
Total adjustments of non-cash items		**132,403**	**60,137**	**31,709**

Changes in working capital	Note	2025	2024	2023
Inventories		(2,501)	788	(1,140)
Trade receivables, contract assets, prepayments and other receivables		(133,704)	(62,706)	28,541
Trade and other payables		8,126	380	(16,087)
Provisions		(841)	(6,059)	—
Receivables from related parties		—	414	—
Payables to related parties		49	51	73
Deferred revenue		112,280	33,482	8,787
Net change in working capital		**(16,591)**	**(33,650)**	**20,174**

Note 20

Provisions, Trade and Other Payables

EUR'000	2025	2024	2023
Trade and other payables:			
Trade payables	22,388	11,577	8,399
Other payables	75,820	32,018	24,237
Total trade and other payables	**98,208**	**43,595**	**32,636**

The increase in other payables is attributable to year-end activity and the timing of payment processing.

EUR'000	2025	2024	2023
Provisions at 1 January:	841	6,899	—
Acquisition of businesses	—	—	6,987
Additions during the year	—	—	—
Utilised during the year	(421)	(4,570)	—
Reversed during the year	(420)	(1,576)	—
Exchange differences	—	88	(88)
Total provisions at 31 December	**—**	**841**	**6,899**
Current	**—**	**841**	**2,086**
Non-current	**—**	**—**	**4,813**

The provisions relate to an onerous contract and were released in 2025 following the settlement of the related obligations. For further information, please refer to Note 4.

Accounting policies

Trade and other payables represent liabilities for goods and services provided to the Group before the end of the financial year, that remain unpaid. They are classified as current liabilities if payment is due within one year or less (within the normal operating cycle of the business, if longer). Otherwise, they are presented as non-current liabilities. Trade and other payables are initially recognised at fair value, and subsequently carried at amortised cost, using the effective interest method.

A provision is recognised for certain contracts with customers where the unavoidable costs of meeting the performance obligations exceed the economic benefits expected to be received. These costs are expected to be incurred in the following financial year.

Note 21

Deferred Income Taxes

Deferred tax charge

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, in accordance with IAS12. Deferred tax is calculated at the income tax rates expected to apply in the period when the liability is settled or the asset is realised, based on tax laws that have been enacted or substantively enacted at the balance sheet date. The deferred tax is recognised in profit or loss, except when it relates to other items recognised in other comprehensive income.

Deferred tax assets and liabilities

The Group has unrecognised deferred tax assets in Denmark and the UK, amounting to EUR 52 millon (31 December 2024: EUR 12 million; 31 December 2023: EUR 13 million) and EUR 52 million (31 December 2024: EUR 89 million; 31 December 2023: EUR 124 million), respectively. These deferred tax assets arise from tax losses and shipping allowances. No deferred tax asset has been recognised as of 31 December 2025, as they are not expected to be utilised within the foreseeable future three to five). A majority of the Group's UK unrecognised deferred asset will be forfeited on 1 January 2025 as a result of the Group's UK tonnage tax election.

The Group has a deferred tax liability relating to the ownership of the Wind Zaratan vessel in Japan, arising from temporary differences between the carrying amount and the tax base of the vessel (2025: EUR 43 million; 2024: EUR 17 million; 2023: 14 million), offset by the tax value of tax losses (2025: EUR 30 million; 2024: EUR 5 million; 2023: 4 million). As of 31 December 2025, deferred tax liabilities amounted to EUR 13 million (2024: EUR 12 million).

For accounting policies on deferred taxes, please refer to Note 10.

EUR'000	2025	2024	2023
Reconciliation of deferred tax liabilities, net			
1 January	11,972	10,191	—
Acquisition of businesses	—	—	10,321
Movements during the year	1,284	1,137	—
Exchange differences	—	644	(130)
31 December	13,256	11,972	10,191

Note 22

Issued Share Capital

EUR'000	No. of shares (in thousands)	Total
Beginning of financial year 2023	197,600	26,575
First issue for capital increase 2023	113,809	15,263
End of financial year 2023	**311,409**	**41,838**
First issue for capital increase 2024	39,520	5,302
Second issue for capital increase 2024	28	4
End of financial year 2024	**350,957**	**47,144**
End of financial year 2025	**350,957**	**47,144**

As of 31 December 2025, the Group had share capital amounting to DKK 350,958 thousand, equal to EUR 47,144 thousand, consisting of 350,957,583 shares of nominal DKK1 each.

All shares have equal rights.

Treasury shares

On 30 May 2025, the Company completed a share buy-back program to fulfil share-based incentive obligations resulting in the repurchase of 395,200 shares of a nominal price of DKK 1 each at an average price of NOK 49.90, corresponding to an aggregate amount of EUR 1.7 million, including commission. As of 31 December 2025, the Company holds 89,992 treasury shares.

Accounting policies

Ordinary shares are classified as equity. When there is a capital increase through the issuance of new shares, these shares are recorded at their nominal value.

The share premium reserve represents capital contributed by investors in excess of the nominal value of the shares issued, net of any incremental costs directly attributable to the issuance of new shares.

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration received, upon reissuance, is recognised in equity.

Financial Risk Management

Financial risk factors

The Group’s activities expose it to market risk, including currency risk and interest rate risk, as well as credit risk and liquidity risk.

The financial risk management of the Group is performed by the Management of Cadeler and overseen by the Board of Directors and Audit Committee. The fair value of the Group's financial assets and liabilities as of 31 December 2025 does not deviate materially from the carrying amounts as of 31 December 2025.

Quantitative and qualitative disclosures about market risk

Currency risk

The Group’s business is exposed to the Danish Kroner (“DKK”), Norwegian Kroner (“NOK”), British Pound Sterling (“GBP”), United States Dollar (“USD”), New Taiwan Dollar (“TWD”), and Japanese Yen (“JPY”), as certain operating expenses are denominated in these currencies. The Company seeks to use financial instruments to reduce currency risk when there is significant exposure to income or liabilities denominated in currencies other than EUR or DKK, and where a cost-effective solution is available.

The functional currency of Cadeler A/S is EUR, while the largest currency exposure of the Group relates to future instalments for newbuild vessels, denominated in USD, amounting to USD 496 million. Further details regarding the instruments currently used to mitigate this currency risk are provided in Note 24. Management and the Board of Directors evaluate the potential costs and benefits of currency exposure on an ongoing basis.

The Group holds cash balances in USD. If the USD:EUR exchange rate were to deteriorate by 10% the result before tax would have decreased by EUR 1.6 million (2024: EUR 1.8 million; 2023: EUR 4.6 million), based on USD cash holdings as of 31 December 2025.

The Group holds cash balances in GBP. If the GBP:EUR exchange rate were to deteriorate by 10% the result before tax would have decreased by EUR 0.4 million (2024: EUR 0.7 million) based on GBP cash holdings as of 31 December 2025.

As the DKK is pegged to the EUR, no material currency risk has been identified in relation to the DKK, despite the Cadeler Group incurring costs denominated in DKK. As of 31 December 2025, the Cadeler Group did not hold any material cash balances denominated in NOK, JPY, or TWD.

Currency risk associated with other financial instruments denominated in foriegn currencies is limited and therefore excluded from this analysis.

Interest rate risk

The Group’s current exposure to the risk of changes in market interest rates relates primarily to the Green Corporate Facility, the P-class Facility, M-class Facility and Holdco Facility. Further details regarding the hedging instruments used to mitigate this risk are provided in Note 24.

The Green Corporate Facility and Holdco Facility are based on a EURIBOR 3M interest rate plus a margin. The EURIBOR interest rate has a floor of 0bps and was 2.1%, 2.9% and 3.9% at the end of 2025, 2024 and 2023, respectively.

If the EURIBOR interest rate increased 100bps, and the loans had been provided throughout the entire 2025 reporting period, interest costs would have increased by EUR 15.6 million (2024: EUR 5.9 million; 2023: EUR 2.1 million). Such an increase could potentially qualify as capitalisable borrowing costs, thereby mitigating the impact on the result before tax. Conversely, if the interest rates were to decrease, the result before tax would not be materially affected due to the capitalisation of borrowing costs.

Management and the Board of Directors evaluate the potential costs and benefits of fixed interest rate borrowings on an ongoing basis.

Financial Risk Management

Continued from previous page

Credit risk

Risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group adopts the following policies to mitigate credit risk.

For banks and financial institutions, the Group mitigates its credit risks by transacting only with counterparties rated “A” or above by independent rating agencies.

The Group adopts a policy of dealing only with customers with an appropriate credit history and obtaining sufficient security where appropriate, to mitigate credit risk. The Group applies stringent procedures for extending credit terms to customers and for the ongoing monitoring of credit risk.

These credit terms are normally contractual, and credit policies clearly define the guidelines for extending credit to customers, including monitoring processes and reference to relevant industry practices. This includes the assessment and evaluation of customers’ creditworthiness and periodic reviews of their financial status to determine the credit limits. Customers are also assessed based on their historical payment behaviour. Where necessary, customers may be required to provide security or advance payments before services are rendered.

Related party credit risk is managed by the Executive Management of Cadeler and overseen by the Board of Directors.

The maximum exposure to credit risk is the carrying amount of trade receivables and other receivables, receivables from group entities and cash and bank balances presented in the statement of financial position.

Impairment of financial assets

The Group assesses on a forward-looking basis the expected credit losses (ECLs) associated with its financial assets which include trade and other receivables, cash and bank balances and contract assets. Financial assets are written off when there is no reasonable expectation of recovery, such as when a non-related debtor fails to engage in a repayment plan with the Group.

Where receivables have been written off, the Group continues to pursue enforcement activities in an attempt to recover amounts due. Where recoveries are made, these are recognised in profit or loss. As of the reporting date, no receivables have been written off.

The Group has applied the simplified credit loss approach by using a provision matrix to measure the lifetime expected credit losses for trade receivables from customers. To measure expected credit losses, the Group groups receivables based on shared credit characteristics and days past due.

Trade receivables from external customers that are neither past due nor impaired are with creditworthy counterparties. Based on the provision matrix, trade receivables from external customers are subject to immaterial credit loss. For further analysis, refer to Note 16 for details on expected credit losses on trade receivables and contract assets.

For cash and bank balances and other receivables measured at amortised cost, the Group considers these financial assets to have low credit risk. Cash and bank balances mainly comprise deposits with banks that have high credit ratings, as determined by international credit rating agencies. As of 31 December 2025, cash and bank balances and other receivables are subject to immaterial credit loss. There is no credit loss allowance for other financial assets measured at amortised cost as of 31 December 2025, 2024 and 2023.

Financial Risk Management

Continued from previous page

Liquidity risk

The Group manages liquidity risk by maintaining sufficient cash and access to funding through committed credit facilities to enabling it to meet its operational requirements and instalments payments for the contracted newbuild vessels.

The management of the Cadeler Group anticipates seeking additional debt financing in connection with milestone payments related to the delivery of the third A-class newbuild vessel. For further details, please refer to Note 25, which provides a detailed disclosure of the Group's existing credit facilities.

The following maturity table shows the contractual obligation relating to the construction of the newbuilds vessels.

EUR Millions	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Total
2025				
Obligation in USD	301	195	—	496
Obligation in USD (in EUR)	256	166	—	422
Obligation in EUR	40	—	—	40
Total obligations (in EUR)	**296**	**166**	**—**	**462**
2024				
Obligation in USD	651	496	195	1,342
Obligation in USD (in EUR)	626	476	188	1,290
Obligation in EUR	65	40	—	105
Total obligations (in EUR)	**691**	**516**	**188**	**1,395**
2023				
Obligation in USD	328	833	180	1,341
Obligation in USD (in EUR)	296	752	163	1,211
Obligation in EUR	69	99	6	174
Total obligations (in EUR)	**365**	**851**	**169**	**1,385**

Financial Risk Management

Continued from previous page

The table below analyses the maturity profile of the Company's financial liabilities based on contractual-undiscounted cash flows, excluding payments relating to newbuild vessels.

EUR'000	Less than 1 year	Between 1 and 2 years	After 2 years	Total
2025				
Trade and other payables	98,208	—	—	98,208
Payables to related parties	272	—	—	272
Lease liabilities	1,851	2,819	8,868	13,538
Debt to credit institutions	194,548	247,706	1,607,212	2,049,466
Derivatives	3,062	1,884	8,770	13,716
	297,941	**252,409**	**1,624,850**	**2,175,200**
2024				
Trade and other payables	43,595	—	—	43,595
Payables to related parties	223	—	—	223
Lease liabilities	1,274	2,337	7,360	10,971
Debt to credit institutions	31,163	54,339	485,515	571,017
Derivatives	209	—	16,205	16,414
	76,464	**56,676**	**509,080**	**642,220**
2023				
Trade and other payables	32,636	—	—	32,636
Payables to related parties	162	—	—	162
Lease liabilities	601	392	—	993
Debt to credit institutions	799	—	204,773	205,572
Derivatives	4,004	5,683	12,274	21,961
	38,202	**6,075**	**217,047**	**261,324**

Change in debts to credit institutions during the year

EUR'000	2025	2024	2023
Debt to credit institutions at 1 January	(571,017)	(205,572)	(115,002)
Loans repayments	279,281	10,630	115,000
Proceeds from borrowing	(1,337,178)	(385,234)	(211,934)
New loan fees	25,193	11,100	8,262
Non-cash movements	(7,033)	(1,941)	—
Write-off of loan fees	—	—	(1,898)
Debt to credit institutions at 31 December 2025	**(1,610,754)**	**(571,017)**	**(205,572)**

Total Proceeds from borrowing, net of bank fees, in 2025 as per Consolidated Statement of Cash Flows amounted to EUR 1,309 million, excluding EUR 2.8 of loan fees that have been included in Prepayments.

Financial Risk Management

Continued from previous page

Capital management

The Company's objectives when managing capital are to ensure the Company's ability to continue as a going concern and to maintain an optimal capital structure.

In order to achieve this overall objective, the Company's capital management aims, among other things, to ensure compliance wth the financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. A breach of the financial covenants would permit the bank to immediately call loans and borrowings. There have been no breaches of the financial covenants of any interest-bearing loans and borrowing in the current period.

In order to maintain or adjust the capital structure in the future, the Group may adjust dividend payments to shareholders, issue new shares and/or dispose of assets to reduce debt. Pursuant to the Green Corporate Facility, the Company is not permitted to pay any dividends or other distributions without the prior written consent of DNB Bank ASA.

Fair value measurement

The Group measures derivatives at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the balance sheet date.

The principal, or in its absence the most advantageous market must be accessible by the Group. The fair value of an asset or liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their own economic best interest.

In measuring the fair value of unlisted derivative financial instruments and other financial instruments for which there is no active market, fair value is determined using generally accepted valuation techniques. Market-based parameters such as market-based yield curves and forward exchange rate are used for the valuation.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Financial instruments for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, as described below:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over-the counter derivatives) is determined using valuation techniques that maximise the use of observable market data and rely as little as possible on entity-specific estimates. The valuation techniques applied are primarily based on marked-based inputs of the instruments. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2.

Level 3: If one or more of the significant inputs is not observable market data, the instrument is included in Level 3.

The table below shows the fair value measurement of the Group's assets and liabilities:

Financial Risk Management

Continued from previous page

EUR'000	2025	2024	2023
Derivative assets measured at fair value			
Interest from IRS recycled through OCI	—	228	—
Interest rate swaps	2,171	1,287	338
FX forward contracts	511	6,849	—
FX option collars	—	4,764	—
Time value of FX option collars through OCI	—	5,340	—
Total derivative assets	**2,682**	**18,468**	**338**
Derivative liabilities measured at fair value			
Interest rate swap	10,499	16,231	11,789
FX forward contracts	—	—	5,338
Interest recycled through OCI	525	—	810
Time value of FX option collars through OCI	576	209	3,621
Derivatives ineffective hedges	2,116	(26)	403
Total derivative liabilities	**13,716**	**16,414**	**21,961**

As of 31 December 2025, the fair value of the derivative assets amounted to EUR 2,682 thousand (2024: EUR 18,468 thousand; 2023: EUR 338 thousand) and derivative liabilities amounted to 13,716 thousand (2024: EUR 16,414 thousand; 2023: EUR 21,961 thousand). The variation primarily reflects the execution of certain financial instruments, together with changes in interest rate expectations in 2025 compared to 2024. These expectations were driven by more persistent inflation and continued economic resilience, resulting in higher interest rates and a stronger USD.

As of 31 December 2025, derivatives measured at fair value through profit or loss amounted to a gain of EUR 2,116 thousand gain (2024: EUR 26 thousand loss; 2023: EUR 403 thousand gain).

The fair value hierarchy for the above derivative financial instruments is Level 2.

Note 24

Derivative Financial Instruments

Hedge accounting

The Group uses forward exchange contracts, including options (collars), and interest rate swap contracts to hedge currency and interest rate risks related to highly probable future cash flows, and designates these instruments as cash flow hedges, subject to meeting the criteria for the application of cash flow hedge accounting.

The hedging ratios are determined as the notional value of the hedging instrument divided by the notional value of the hedged item. The Group seeks to establish hedge relationships with a hedging ratio of 1:1. Due to the nature of the hedged item's risk, this is achieved by either designating a proportion of the hedging instrument or by insuring that the hedge notional value is equal to or lower than the notional value of the hedged item. The primary source of hedge ineffectiveness arises from the timing of vessel deliveries. The delivery of the vessel exposes the Group to multiple market risks, primarily foreign currency risks and interest rate risk. The fair value changes of the hedging instruments are recognised in other comprehensive income until the hedged items are recognised or realised.

The table below shows the movement in the reserve for cash flow for hedging, listed by the hedged risk.

EUR'000	2025	2024	2023
Fair Value change of Cash flow hedges			
Cumulative fair value change at 1 January	1,799	(21,559)	1,343
Fair value adjustment at year-end, net	(5,003)	13,079	(18,505)
Items recycled at year-end, net	(2,582)	1,527	(776)
Transfer of cash flow hedge reserve to property, plant and equipment	2,536	—	—
Time value adjustment at year-end, net	(5,708)	8,752	(3,621)
Cumulative fair value change at 31 December	**(8,958)**	**1,799**	**(21,559)**
The fair value of cash flow hedges at 31 December can be specified as follows:			
Interest rate risk hedging	(9,839)	(14,945)	(11,790)
Foreign currency risk hedging	1,457	11,612	(6,148)
Foreign currency risk hedging - time value	(576)	5,132	(3,621)
Cumulative fair value change at 31 December	**(8,958)**	**1,799**	**(21,559)**

Derivative Financial Instruments

Continued from previous page

Interest rate risk

The Group entered interest rate swap contracts with its main bank and designated these in relation to the Green Corporate Facility, P-class Facility and future loans to finance the purchase of the newbuild vessels. Further details regarding the Group's current debt facilities related to interest rate swaps are provided in Note 25.

The interest rate risk arising from the loans has been partially hedged by swapping exposure from 3M EURIBOR to a fixed interest rate. The credit facilities continue to expose the Group to changes in the 3M EURIBOR rate.

The average fixed rate of the swaps is 2.83% (2024: 2.78%; 2023: 2.81%).

A further portion of the exposure has been hedged through interest rate swap contracts with caps and floors. The average fixed rate of the cap/floor swaps falls between 2.1% and 1.1%.

The economic relationship is established through a match of critical terms between the hedged item and the hedging instrument. The Group has assessed the following terms when entering into the hedge relationship:

- Instalments on the facilities.
- Payment date of interest and instalment.
- Timing difference in the maturity of the hedge item and hedge instrument.

The expected causes of hedge ineffectiveness relate to:

- Changes to the expected date of delivery of the vessels.
- 3M EURIBOR rate falling below 0%.

The table below shows the nominal amounts and the fair values of the interest rate swaps.

Notional amount EUR'000	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Fair Value EUR'000 Asset	Fair Value EUR'000 Liability
2025						
IRS – EURIBOR 3M	—	150,000	576,703	141,875	2,172	(10,499)
2024						
IRS – EURIBOR 3M	—	—	355,117	455,625	1,286	(16,231)
2023						
IRS – EURIBOR 3M	—	—	555,000	—	—	(11,790)

EUR'000	2025	2024	2023
Movements in the hedging reserve			
Beginning of year	(14,945)	(11,790)	3,163
Fair value adjustment for the year	5,864	(3,265)	(14,177)
Ineffectiveness	(1,511)	—	—
Items recycled for the year	753	110	(776)
End of year	**(9,839)**	**(14,945)**	**(11,790)**

Derivative Financial Instruments

Continued from previous page

Foreign currency risk hedging

As a result of the contracts signed with COSCO and Hanwha for the construction of the newbuild vessels, the Group is exposed to foreign exchange risk, as instalment payments are denominated in USD, while the functional currency is EUR. The final instalments are payable upon delivery of the vessels.

The currency exposure arising from these contracts has been swapped into EUR at an average USD:EUR rate of 0.8586 (0.9107 for 2024 and 0.9187 for 2023).

A further portion of the exposure to fluctuations in future exchange rates has been hedged through zero-cost collar contracts, securing an average USD:EUR rate ranging between 0.8607 and 0.9092. As of 31 December 2025, the total coverage effectively mitigates approximately 42% on average of the Group's foreign exchange risk related to future USD denominated instalments under the A-class vessel contracts.

The economic relationship is established through a match of critical terms between the hedge item and hedge instrument. The Group has assessed the following terms when entering into the hedge relationship:

- Payment dates of instalments in foreign currency.
- Maturity of the hedged item and hedged instruments (forward contract and option collars).

The expected causes of hedging ineffectiveness primarily relate to changes in the expected delivery dates of the vessel. The table below presents the nominal amounts and fair values of the foreign currency forward contracts and option collars.

				Fair Value EUR'000	
Notational amount USD'000	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Asset	Liability
2025					
FX forward contracts	162,295	48,800	—	511	—
Option collars	159,875	48,800	—	—	(576)
2024					
FX forward contracts	104,545	55,398	—	6,849	—
Option collars	300,000	100,000	—	10,104	(209)
2023					
FX forward contracts	150,000	50,000	—	—	(5,338)
Option collars	—	250,000	50,000	—	(4,431)

EUR'000	2025	2024	2023
Movements in the hedging reserve			
Beginning of year	16,744	(9,769)	(1,820)
Fair value adjustment for the year - FX forward contracts	(6,103)	10,771	(3,518)
Fair value adjustment for the year - Option collars	(4,764)	5,573	(810)
Transfer of cash flow hedge reserve to property, plant and equipment	2,536	—	—
Items recycled for the year	(1,824)	1,417	—
Time value adjustment for the year	(5,708)	8,752	(3,621)
End of year	**881**	**16,744**	**(9,769)**

Note 24

Derivative Financial Instruments

Continued from previous page

Accounting policies

Derivative financial instruments are initially recognised at fair value on the date the derivative contract is entered into and are subsequently remeasured at fair value through profit and loss. Derivatives are carried as financial assets, presented as derivative assets, when the fair value is positive and as financial liabilities, presented as derivative liabilities, when the fair value is negative.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship, including the risk management objective and strategy for undertaking the hedge.

Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognised in other comprehensive income and presented under "Hedging reserves" (equity). Where the expected future transactions result in the acquisition of non-financial assets, amounts deferred in equity are transferred from equity and included in the cost of the asset. Where expected future transactions result in income or expenses, amounts deferred under in equity are transferred from equity to the statement of profit and loss, in the same item as the hedged transaction, as a reclassification adjustment. In addition, the entity may transfer the cumulative fair value changes recognised in equity upon derecognition of the hedged item.

Changes in the fair value of derivative financial instruments not designated as hedges are recognised in the statement of profit and loss. Certain borrowing facilities when undrawn do not qualify for hedge accounting. Changes in the fair value of these derivative financial instruments are therefore recognised in the statement of profit and loss under "Financial income" or "Financial expenses" for interest rate swaps.

The amount included in the hedging reserve is the lower, in absolute terms, of the cumulative fair value adjustment of the hedging instrument and the hedged item. Hedge ineffectiveness is recognised in the consolidated statement of profit and loss. Cost of hedging reserves include the time value of options. These costs are recognised separately in Other Comprehensive Income (OCI) and are amortised over the life of the hedging instrument, in accordance with the specific hedging relationship. If the hedge is discontinued, any unamortised cost of hedging is recognised immediately in profit or loss.



Financial Liabilities: Interest-bearing Loans and Borrowings

As of 31 December 2025

EUR Millions	Interest rate	Maturity	Covenants	Committed (EUR millions) Utilised	Accumulated repayments	Unutilised	Related derivatives contracts Average IRS rate	IRS nominal (EUR millions)
Secured								
Green Corporate Facility (RCF + term loan)	3 months EURIBOR + 2% - 2.75%	2032	Yes - refer to page 203	283	(87)	148	2.7%	247
Green Corporate Facility - Guarantee	0.8% - 1.2%	2026	Yes - refer to page 203	157	—	43		
Total Green Corporate Facility				**440**	**(87)**	**191**		
P-Class Facility[1]	3 months EURIBOR + 1.6%	2037	Yes - refer to page 203	421	(35)	—	3.0%	105.1
A-Class Facility I & II	3 months EURIBOR + 1.6%	2037	Yes - refer to page 203	262	(5)	263		
Wind Keeper Facility	3 months EURIBOR + 2.1%	2030	Yes - refer to page 203	125	—	—		
M-Class Facility I & II	3 months EURIBOR + 2.5%	2037	Yes - refer to page 203	420	(13)	—		
Unsecured								
HoldCo Facility	3 months EURIBOR + 4%	2028	Yes - refer to page 203	125	—	—		
HoldCo Facility II	3 months EURIBOR + 4%	2030	Yes - refer to page 203	60	—	—		
Unsecured guarantee facility			Yes - refer to page 203	96	—	7		
Total (excluding Guarantee facility)				**1,696**[2]	**(140)**	**411**		

[1] For the P-class Facility, up to EUR 425 million, EUR 214million was available for Wind Peak of which EUR 421 million has been utilised and the remaining EUR 4 million lapsed.

[2] The difference between EUR 1,696 million and the carrying amount of EUR 1,611 million is mainly related to interest and fees.

Financial Liabilities: Interest-bearing Loans and Borrowings

Continued from previous page

Company Financing

Green Corporate Facility (formerly referred to as "New debt Facility")

In December 2023, Cadeler announced the signing of a EUR 550 million Senior Secured Green Facilities, the "Green Corporate Facility", with a group of banks led by DNB and supported by Rabobank, Credit Agricole, Danske Bank, Oversea-Chinese Banking Corporation ("OCBC"), Standard Chartered Bank and Société Générale.

The main objective of the Green Corporate Facility is to refinance and fund upgrades to existing vessels, as well as to provide funding for general corporate and working capital purposes.

The Green Corporate Facility comprises two RCFs amounting to EUR 350 million, a EUR 100 million term loan guaranteed by The Danish Export and Investment Fund of Denmark (EIFO) and a EUR 200 million uncommitted Guarantee facility.

Holdco Facility

In November 2023, Cadeler entered into a bilateral unsecured Green Loan Facility with HSBC of EUR 80 million, which was upsized to EUR 125 million during 2024. The main purpose of the facility has been to pre-finance the construction of the P-class and A-class newbuild vessels in addition to the upgrade of the existing O-class vessels.

In November 2025, Cadeler entered into a second unsecured Green Loan Facility with HSBC and Clifford Capital of EUR 60 million with a non-committed accordion option of up to EUR 80 million.

As of 31 December 2025, both unsecured facilities are fully utilised.

Project Financing

P-class Facility

In December 2023, Cadeler announced the signing of a Sinosure-backed Senior Secured Green Term Loan Facility of up to EUR425 million. The purpose of the P-class Facility is to finance Cadeler's two newbuild vessels, Wind Peak and Wind Pace, which were delivered on August 2024 and March 2025, respectively.

M-class Facility I & II

In August 2024, Cadeler successfully refinanced the USD 436 million Senior Secured Green Term Loan Facility (M-class Facility) to two individual M-class facilities (M-class Facility I and M-class Facility II). Both facilities are backed by Danmarks Eksport og Investeringsfond (EIFO) and Export Finance Norway (Eksfin), and provide an aggregate of up to EUR420 million in post-delivery financing. The two newbuild vessels, Wind Maker and Wind Mover, were delivered on January 2025 and November 2025, respectively.

A-class Facility

In March 2025, Cadeler entered into a EUR 525m Green Term Loan Pre-Delivery and Post-Delivery Facility secured by Sinosure and Eksfin. The purpose of the facility is to finance Cadeler's two newbuild vessels, Wind Ally and Wind Ace. Wind Ally has been successful delivered ahead of schedule in September 2025 and Wind Ace is expected to be delivered in Q1 2026.

Keeper Facility

In May 2025, Cadeler entered into a bridge facility of up to EUR 150 million for the acquisition of Wind Keeper. This facility was subsequently refinanced by a EUR 125 million Green Term Loan, which was fully drawn in October 2025.



Note 25

Financial Liabilities: Interest-bearing Loans and Borrowings

Continued from previous page

Covenants

The Group debt facilities include the following covenants:

All debt facilities

- Minimum Free Liquidity: Freely available cash and cash equivalents of i) the higher of EUR 35 million or 5% of gross interest-bearing debt, where the ratio of forward-looking contract cash flow to net interest-bearing debt exceeds 50% or ii) EUR 50 million or an amount equal to 7.5% of gross interest-bearing debt at all other times.
- Equity Ratio: The ratio of book equity to total assets must at all times be a minimum 35%.
- Working capital: The working capital shall be higher than zero (0).
- Minimum security value (loan-to-value for individual debt facilities).

Additional items included in Green Corporate Facility

- If, in any reported quarter, the aggregated loan balance exceeds 80% of the forward-looking expected cash revenues from legally binding contracts (the Contracted Cash Flows), the Borrower shall prepay the excess amount of the loans within five business days.

Additional items included in Holdco Facility

- The Group is subject to a debt service coverage ratio where cash flow available for debt service (including available liquidity comprising cash, cash equivalents and undrawn Green Corporate Facility) at the Parent Company must be at leaast two times the debt service cash flow relating to the Holdco Facility (2:1).

Additional items included in M-Class Facility I & II

- The Group is required to maintain a specified number of employees in Denmark.

All covenants are tested semi-annually, at 30 June and 31 December. The Group is in compliance with all covenants.

As of the reporting date, M-class Facilities I and II remain unutilised. Due to the non-utilisation of these facilities, no assessment of compliance with associated covenants has been required to date. These covenants, once applicable, will require assessment upon utilisation of the facilities and include customary financial and other covenants, including certain change of control provisions, similar to those disclosed for the utilised facilities.

In addition, the Group is in compliance with the following requirements:

Restriction on dividends: The Company is not permitted to pay any dividends or other distributions without lender's written consent. Across the Group's Debt Facilities, dividends and distributions must not exceed 50% of the consolidated net profit for the respective year and the net interest bearing debt to EBITDA ratio should not be lower than 2.75:1. Furthermore, under the Holdco Facility, the Company is not permitted to make any distributions prior to the delivery of the P-Class, the first two A-Class and M-Class vessels.

Change of control: If any person or group of persons (other than Swire Pacific, Scorpio Group or the BW Group) acting in concert directly or indirectly gains control of 25% or more of the voting and/or ordinary shares of the Borrower, the Agent (acting on the instructions of the majority lenders) may, by written notice of 60 days cancel the total commitments and demand prepayment of all amounts outstanding under the facilities.

Note 25

Financial Liabilities: Interest-bearing Loans and Borrowings

Continued from previous page

Accounting policies

Debt to credit institutions etc. is recognised at the time of borrowing at fair value after deduction of directly attributable transaction costs. Subsequently, the financial liabilities are measured at amortised cost using the "effective interest method", whereby the difference between the proceeds and the nominal value is recognised in the statement of profit and loss under financial expenses over the loan period.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or when the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.

The difference in the respective carrying amounts of the original and the new financial liability is recognised in the statement of profit and loss.

Note 26

Business Combination

On 19 December 2023, the Group completed the acquisition of Eneti.

The fair value of the identified net assets acquired and goodwill recognised in the Eneti acquisition comprises as follows:

EUR'000	19 December 2023
Vessels including dry docks	296,707
Vessel under construction	144,219
Other fixtures & fittings	598
Right-of-use assets	1,033
Trade and other receivables	29,408
Inventories	147
Prepayments	3,821
Cash and cash equivalents	106,056
Total assets	**581,989**

EUR'000	19 December 2023
Provisions	6,987
Deferred tax liabilities	10,315
Trade and other payables	40,271
Lease liabilities	1,300
Deferred charter hire income	1,937
Current income tax liabilities	1,217
Total liabilities	**62,027**
Total identifiable net assets at fair value	**519,962**
Goodwill arising on acquisition	16,919
Purchase price transferred	**536,881**
Cash and cash equivalents acquired	106,056
Consideration paid in shares	441,228
Net cash purchase price	**(10,403)**

Note 27

Related Party Transactions

The following significant transactions took place between the Company and related parties within the BW Group, Scorpio Holdings and Swire Pacific Offshore Holdings Group at terms agreed between the parties:

EUR'000	2025	2024	2023
Purchases of services from related parties	**(5,732)**	**(8,260)**	**(9,216)**
BW Group Limited (including subsidiaries)	(5,455)	(7,121)	(9,199)
Scorpio Holdings Limited (including subsidiaries)	(277)	(1,139)	(17)
Receivables from related parties at reported period	**—**	**214**	**592**
Scorpio Holdings Limited (including subsidiaries)	—	214	592
Payables to related parties at reported period	**382**	**223**	**162**
BW Group Limited (including subsidiaries)	306	181	10
Scorpio Holdings Limited (including subsidiaries)	76	42	152

Related party transactions during the reporting period are primarily related to guarantee fees charged by BW Group Limited, bunker supply provided by Hafnia Pools (a member of the BW Group), training-related costs charged by BW Maritime, and administrative expenses charged by Scorpio Services Holding.

As at 31 December 2025, approximately EUR 3 million recognised within prepayments relates to legal and advisory costs incurred by the Company on behalf of a special purpose vehicle incorporated by BW Altor Pte. Ltd. in connection with the Cadeler Group's proposed re-domiciliation to the United Kingdom, as first disclosed on 28 June 2024. It is anticipated that these costs will be reimbursed by the special purposes vehicle (which is today a related party) immediately following the contemplated transaction, which the Company expects to complete in 2026.

In addition, Cadeler has not entered into any significant transactions with members of the Cadeler Board of Directors or Executive Management, other than remuneration and reimbursement of expenses. Cadeler has not provided or granted any loans or guarantees to its directors or Executive Management. For information on remuneration paid to members of the Cadeler Board and Executive Management, refer to Note 8.

Group's Related Party Transactions

Members of Cadeler's Executive Management and its Board of Directors, as well as their respective close family members and entities controlled by them or over which they exercise significant influence are considered related parties of Cadeler. BW Altor Pte. Ltd. ("BW Altor") and Scorpio Holdings Limited ("Scorpio Holdings"), together with certain of their respective affiliates are considered related parties as they are deemed to be controlled by, or under the significant influence of, Andreas Sohmen-Pao and Emanuele Lauro (each a member of Cadeler's Board of Directors), respectively. For the financial year 2022, Swire Pacific Limited ("Swire Pacific") was considered a related party of Cadeler due to its significant ownership stake and the fact that one of its employees served as a director on the Cadeler Board of Directors. However, with effect from 1 January 2023, Cadeler ceased to consider Swire Pacific to be a related party due to its reduced ownership percentage and the fact that it was no longer represented on Cadeler's Board of Directors.

For the financial years ended 31 December 2025, 2024 and 2023, there were no material transactions between Cadeler or any entity within the Cadeler Group and BW Altor, Scorpio Holdings and/or Swire Pacific (or their respective affiliates) other than the transactions described below.

Note 27

Related Party Transactions

Continued from previous page

Guarantees provided by BW Group

BW Group has provided COSCO with four guarantees in respect of the sums payable by Cadeler in accordance with the contracts for the construction of certain P-class and A-class WTIVs in 2021, 2022 and 2023. Under this guarantee arrangement, certain fees are payable by the Group to BW Group until the guarantees are discharged in full.

On 27 May 2024, additional guarantees were provided in respect of the sums owed by Cadeler pursuant to the ordered third A-class vessel.

Training courses provided by BW Maritime

BW Maritime has provided training courses for Cadeler’s onshore staff as well as reimbursement of travelling costs for board members.

Administrative support provided by Scorpio Services Holding

The Group, due to the business combination with Eneti, holds an agreement with Scorpio Services Holding (”SSH”) for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services for which it is required to reimburse to SSH for the direct and indirect expenses incurred in providing such services.

Ultramax and Kamsarmax pools

Through the business combination the Company acquired receivables positions from Eneti related to transactions to Scorpio Group related parties for commercial management services. These services involved securing employment for Eneti’s drybulk vessels in the spot market or on time charters. The pools are owned by Scorpio Holdings which is considered a related party.



Note 28

Commitments and Pledges

Lease commitments

The future minimum lease payables under non-cancellable low value and short-term leases contracted for at the balance sheet date but not recognised as liabilities are as follows:

EUR'000	2025	2024	2023
Not later than one year	16,483	117	1,090
Between one and five years	229	219	4,984
	16,712	**336**	**6,074**

As of 31 December 2025, the Company's lease commitments included the lease of third-party vessels related to T&I activities.

As of 31 December 2023, the Company's lease commitments included the tenure of the new headquarters. These commitments were reflected on the balance sheet starting in Q1 2024 as 'Right-of-Use Assets' and 'Lease Liabilities' in accordance with IFRS 16.

The Group has issued performance and payment guarantees through its banking partners in favour of customers and suppliers in connection with offshore wind installation projects. At 31 December 2025, outstanding guarantees totalled EUR 253 million. The guarantees relate to the Group's contractual performance and payment obligations. No provision has been recognised, as management assesses that an outflow of resources is not probable. The Group would be required to reimburse the issuing bank should any guarantee be called.

Pledge of Fixed Assets

The Green Corporate Facility detailed in Note 25 is secured by, inter alia, a first priority mortgage over the Wind Orca, Wind Osprey, Wind Scylla and Wind Zaratan Vessels (EUR 603 million carrying amount, see Note 13). In addition, the facility is secured by a first priority assignment of the earnings of the vessel-owning entities, including certain change of control provisions which are similar to those included in the P-class Facility.

The P-class Facility, detailed in Note 25, is secured by a first priority mortgage over the P-class newbuild vessels, first priority assignments of the insurances and earnings of the P-class newbuilds by Cadeler and the two borrowers and contain customary financial and other covenants, including certain change of control provisions. A change of control under the P-class Facility if any person or group of persons acting in concert (other than Swire Pacific and the BW Group) legally and beneficially holds more than 25% of both the issued and outstanding share capital and/or the issued and outstanding voting share capital of Cadeler A/S. In addition, certain changes to the ownership structure further down in the Group will also trigger a change of control, including, among others, circumstances in which Wind Pace Ltd (formerly referred as to N1064 Ltd) or Wind Peak Ltd (formerly referred as to N1063 Ltd) ceases to be a wholly owned (direct or indirect) subsidiary of Cadeler.

Note 28

Commitments and Pledges

Contractual amounts, newbuilds vessels:

Millions	P-Class	M-Class	A-Class	Total
Contract amount in EUR	220	—	299	519
Contract amount in USD	390	655	794	1,839
Total Contract amount translated to EUR	**573**	**600**	**981**	**2,154**
Remaining commitments, newbuilds vessels:				
Commitment amount in EUR	—	—	40	40
Commitment amount in USD	—	—	496	496
Remaining commitment translated to EUR at 31 December 2025	**—**	**—**	**462**	**462**
Commitment amount in EUR	—	—	105	105
Commitment amount in USD	193	425	724	1,342
Remaining commitment translated to EUR at 31 December 2024	**185**	**409**	**801**	**1,395**
Commitment amount in EUR	69	—	105	174
Commitment amount in USD	390	524	426	1,340
Remaining commitment translated to EUR at 31 December 2023	**421**	**474**	**490**	**1,385**

Maturity of total payments are disclosed in Note 23.

P-Class vessels

Since 30 June 2021, the Company had a contract with COSCO to build two new P-class WTIVs. On 14 August 2024, Wind Peak was delivered and the final instalments were paid upon delivery. On 26 March 2025, Wind Pace was delivered with the final instalments also paid upon delivery.

A-class vessels

On 9 May 2022 and 22 November 2022, the Company entered into contracts with COSCO to build a total of two new A-class FIVs. In May 2024, the Company entered into an additional contract with COSCO to build the third A-class FIV. On 29 September 2025, Wind Ally was delivered, with the final instalments paid upon delivery.

The remaining amounts are due in 2026 and 2027 with expected deliveries in Q3 2026 and Q2 2027, respectively.

M-Class vessels

As a result of the business combination with Eneti, the Company had a contract with Hanwha for the construction of two next-generation offshore WTIVs.

On 31 January 2025, Wind Maker was delivered and the final instalments were paid upon delivery. On 28 November 2025, Wind Mover was delivered with the final instalments also paid upon delivery.

Note 29

Group Information

The consolidated financial statements of the Group include the following subsidiaries, which are all wholly owned by the Parent Company:

Entities	Country
Vessel owning entities	
Wind Orca Ltd	Cyprus
Wind Osprey Ltd	Cyprus
Wind Peak Ltd (formerly referred as to N1063 Ltd)	Cyprus
Wind Pace Ltd (formerly referred as to N1064 Ltd)	Cyprus
Wind Ally Ltd.	Cyprus
Wind Ace Ltd.	Cyprus
Wind Maker Ltd (formerly referred to as Seajacks 1 Ltd)	UK
Wind Mover Ltd (formerly referred to as Seajacks 5 Ltd)	UK
Wind Scylla Ltd (formerly referred to as Seajacks 5 Ltd)	UK
Wind Keeper Ltd (formerly referred to as Seajacks 7 Ltd)	UK
Seajacks 3 Japan LLC	Japan
Trading and Operations	
Cadeler UK Ltd (formerly referred to as Seajacks UK Ltd)	UK
Cadeler UK Ltd Taiwan Branch (formerly referred as to Seajacks UK Ltd Taiwan Branch)	Taiwan
Seajacks US Inc.	USA
Seajacks Merman Marine Ltd	Bermuda
Cadeler Crewing Services Ltd (formerly referred to as Seajacks Crewing Services Ltd)	UK
Cadeler Management Services SARL	Monaco
Seajacks Japan LLC	Japan
Investment holding entities	
Wind MI Ltd	Marshall Islands
Cadeler Holdings Ltd (formerly referred to as Atlantis Investorco Ltd)	Bermuda
Atlantis Investorco Ltd	UK

Entities	Country
Investment holding entities (continuation)	
Cadeler International Ltd (formerly referred to as Seajacks International Ltd)	UK
Dormant entities	
SBI Chartering and Trading Ltd	Marshall Islands
SBI Macarena Shipping Company Ltd	Marshall Islands
SBI Taurus Shipping Company Ltd	Marshall Islands

During 2025, several entities were dissolved:

Entities	Country
Investment holding entities	
Atlantis Equityco Ltd	UK
Atlantis Midco Ltd	UK
Dormant entities	
SBI Parapara Shipping Company Ltd	Marshall Islands
SBI Pegasus Shipping Company Ltd	Marshall Islands
SBI Perseus Shipping Company Ltd	Marshall Islands
Eneti (Bermuda) Ltd	Bermuda
Seajacks 2 Ltd	UK
Seajacks 3 Ltd	UK
Seajacks 8 Limited	UK

Note 30

Events After Reporting Period

Management has evaluated events and transactions occurring after the balance sheet date through the date the financial statements were available to be issued. Based on this evaluation, there were no subsequent events identified that require adjustment to or disclosure in the accompanying financial statements.

Note 31

Authorisation of Financial Statements

These financial statements were authorised for issue by a resolution of the Board of Directors and Executive Management of Cadeler A/S on 24 March 2026 and will be submitted for approval to the shareholders of the Company at the annual general meeting to be held on 21 April 2026.

Parent Company Financial Statements



Parent Company Statement of Profit and Loss

EUR'000	Note	2025	2024	2023
Revenue	2	422,004	126,680	108,810
Cost of sales	3	(221,318)	(77,283)	(57,077)
Gross profit		**200,686**	**49,397**	**51,733**
Administrative expenses	3	(55,217)	(38,347)	(33,666)
Operating profit		**145,469**	**11,050**	**18,067**
Finance income		1,312	11,258	1,362
Finance costs		(31,283)	(2,496)	(8,081)
Profit before income tax		**115,498**	**19,812**	**11,348**
Income tax credit/expense	5	(1,359)	—	—
Profit for the year		**114,139**	**19,812**	**11,348**


KENZFIGEE
TOOLS-CON13
CADELER
CADELER

Parent Company Balance Sheet

EUR'000	Note	2025	2024	2023
Assets				
Non-current assets				
Intangible assets	7	1,000	312	240
Property, plant and equipment	8	361,248	475,632	369,154
Other non-current assets		20,000	—	—
Financial assets				
Investments in subsidiaries	9	1,105,545	745,499	745,489
Leasehold deposits		1,141	1,014	1,220
Derivatives	11	540	1,915	338
Total financial assets		1,107,226	748,428	747,047
Total non-current assets		**1,489,474**	**1,224,372**	**1,116,441**
Current assets				
Inventories		2,377	848	1,836
Receivables				
Trade receivables		168,506	47,958	35,227
Receivables from subsidiaries	15	173,243	424,506	91,510
Current Income tax receivable		—	—	12
Other current assets		6,940	11,140	5,212
Total receivables		348,689	483,604	131,961
Derivatives	11	—	7,742	—
Cash and bank balances		41,311	16,727	59,436
Total current assets		**392,377**	**508,921**	**193,233**
Total assets		**1,881,851**	**1,733,293**	**1,309,674**

EUR'000	Note	2025	2024	2023
Equity				
Share capital	14	47,144	47,144	41,839
Share premium		1,099,495	1,099,495	952,858
Treasury shares		(2,999)	(1,283)	—
Reserves		(3,116)	(8,365)	(17,938)
(Accumulated losses)/retained earnings		113,716	(2,494)	(23,968)
Total equity		**1,254,240**	**1,134,497**	**952,791**
Liabilities				
Non-current liabilities				
Debt to credit institutions	12	439,575	358,395	204,773
Deferred revenue	2	27,759	942	1,778
Derivatives	11	5,331	12,906	17,957
Total non-current liabilities		**472,665**	**372,243**	**224,508**
Current liabilities				
Debt to credit institutions	12	15,463	13,056	799
Deferred revenue	2	107,662	31,641	10,190
Trade and other payables		31,078	29,344	16,437
Payables to related parties		306	181	10
Payables to subsidiaries	15	5	152,317	100,922
Current income tax liabilities		432	14	13
Derivatives	11	—	—	4,004
Total current Liabilities		**154,946**	**226,553**	**132,375**
Total liabilities		**627,611**	**598,796**	**356,883**
Total equity and liabilities		**1,881,851**	**1,733,293**	**1,309,674**

Parent Company Statement of Changes in Equity

EUR'000	Note	Share capital	Share premium	Treasury shares	Hedging reserves	(Accumulated losses)/ retained earnings	Total
2025							
Beginning of financial year		47,144	1,099,495	(1,283)	(8,365)	(2,494)	1,134,497
Profit for the year		—	—	—	—	114,139	114,139
Value adjustments of hedging instruments		—	—	—	5,249	—	5,249
Treasury shares		—	—	(1,716)	—	—	(1,716)
Share-based payments		—	—	—	—	2,071	2,071
End of financial year		**47,144**	**1,099,495**	**(2,999)**	**(3,116)**	**113,716**	**1,254,240**
2024							
Beginning of financial year		41,839	952,858	—	(17,938)	(23,968)	952,791
Profit for the year		—	—	—	—	19,812	19,812
Value adjustments of hedging instruments		—	—	—	9,573	—	9,573
Capital increase February 2024	9	5,301	149,567	—	—	—	154,868
Costs incurred in connection with February 2024 capital increase		—	(3,014)	—	—	—	(3,014)
Capital increase June 2024		4	84	—	—	—	88
Treasury shares		—	—	(1,283)	—	—	(1,283)
Share-based payments		—	—	—	—	1,662	1,662
End of financial year		**47,144**	**1,099,495**	**(1,283)**	**(8,365)**	**(2,494)**	**1,134,497**

Parent Company Statement of Changes in Equity

Continued from previous page

EUR'000	Note	Share capital	Share premium	Treasury shares	Hedging reserves	(Accumulated losses)/ retained earnings	Total
2023							
Beginning of financial year		26,575	509,542	—	1,343	(12,831)	524,629
Profit for the year		—	—	—	—	11,348	11,348
Value adjustments of hedging instruments		—	—	—	(19,281)		(19,281)
Registration of new shares in connection with December 2023 business combination		15,264	450,271	—	—	—	465,535
Costs incurred in connection with listing			(6,955)	—	—	—	(6,955)
Changes from business combination		—	—	—	—	(23,619)	(23,619)
Share-based payments		—	—	—	—	1,134	1,134
End of financial year		**41,839**	**952,858**	**—**	**(17,938)**	**(23,968)**	**952,791**

Notes to the Parent Company Financial Statements



CADELER

Note 1

Accounting Policies

The Parent Company financial statements of Cadeler A/S for 2025 have been prepared in accordance with the provisions of the Danish Financial Statements Act applicable to reporting class D entities.

The Parent Company's accounting policies on recognition and measurement are generally consistent with those of the Group. Any differences between the Parent Company's accounting policies and the Group's accounting policies are described below.

Changes in accounting policies

The Parent Company financial statements have been prepared using the same accounting policies as in the prior years.

Omission of a cash flow statement

With reference to Section 86(4) of the Danish Financial Statements Act, no cash flow statement has been prepared. The Company's cash flows are included in the consolidated cash flow statement of Cadeler A/S.

Dividends from subsidiaries

Dividends from subsidiaries are recognised in the statement of profit and loss to the extent that the dividend does not exceed the accumulated earnings of the subsidiary during the period of ownership.

Receivables

Receivables are measured at amortised cost.

The Company has chosen IAS 39 as the basis for impairment of financial receivables.

An impairment loss is recognised if there is objective evidence that a receivable or a group of receivables is impaired. If there is objective evidence that an individual receivable has been impaired, an impairment loss is recognised on an individual basis.

Revenue

The Company has chosen IFRS 15 under Danish GAAP as the basis for revenue recognition. For further information on accounting policies refer to Note 3 in the consolidated financial statements.

The Company's revenue includes intercompany transactions with Wind Orca, Wind Osprey, Wind Peak, and Wind Pace, which are governed by ship management agreements. The Company recognises revenue from the Wind entities during off-hire periods (off-hire ship management costs).

Investments in subsidiaries

Investments in subsidiaries are initially measured at cost less impairment. Dividends received that exceed the accumulated earnings of the subsidiary during the period of ownership are treated as a reduction of the investment cost. Costs incurred in connection with the purchase of subsidiaries are included in the cost of the investment. Where the carrying amount exceeds the recoverable amount, an impairment loss is recognised, reducing the carrying amount to the recoverable amount.

The carrying amount of investments in subsidiaries is tested for impairment when an indication of impairment arises.



Accounting Policies

Continued from previous page

Derivatives and hedge accounting

Derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and subsequently remeasured at fair value through profit and loss. Derivatives are carried as financial assets, presented under derivatives assets, when the fair value is positive and as financial liabilities, presented under derivatives liabilities, when the fair value is negative.

For further details on the accounting policies, refer to Note 23 in the Consolidated Financial Statements, with the exception that cost of hedging is not permitted under Danish GAAP.

Property, plant and equipment

Property, plant and equipment are recognised at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is calculated using the straight-line method to allocate their depreciable amounts over the assets' estimated useful lives. The estimated useful lives are as follows:

	Useful lives
Other fixtures and fittings	Two to three years

Share capital

Ordinary shares are classified as equity. When there is a capital increase through the issuance of new shares, these shares are recorded at their nominal value.

Share premium reserve and treasury shares

The share premium reserve represents the capital contributed by investors exceeding the nominal value of the shares issued, net of any incremental costs directly associated with the issuance of new shares.

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group's own equity instruments. Any difference between the carrying amount and the consideration received, if reissued, is recognised in equity.

Hedging reserves and retained earnings

Hedging reserves reflect the changes in the fair value of derivative financial instruments designated as cash flow hedges. Retained earnings include results from prior periods, changes in equity arising from business combination purchase price adjustments, and share-based payments.

Share-based payments

Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). For further details on the accounting policies, refer to Note 7 in the Consolidated Financial Statements.

Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognised in equity and presented under "Hedging reserves" (equity).

Leasing with the Company as lessee

The Company has decided to apply IAS 17 as the basis for accounting for leases. Leases that do not transfer substantially all the risks and rewards incident to ownership to the entity are operating leases. Payments relating to operating leases and any other leases are recognised in the income statement over the term of the lease. The Group's or the Parent Company's total liabilities relating to operating leases and other leases are disclosed under contingencies.

Note 2

Revenue

Refer to Note 3 in the consolidated financial statements for disclosure relating to revenue.

Parent company revenue includes the receipt of termination fees under a Long-Term Agreement (LTA). Further includes revenue from related parties totalling EUR 7.4 million (2024: EUR 2.1 million; 2023: EUR 3.6 million). Related party revenue consists of income derived from the management and maintaining of the two WTIVs during off-hire periods.

Deferred revenue relates to that portion of the consideration received from customers that relates to unsatisfied performance obligations under the relevant charter contract at the time of the receipt of that revenue. Revenue will be recognised when the related services are provided to the customers. For further information on accounting policies, refer to Note 3 in the Consolidated Financial Statements.

Segment information

The Group's management does not operate or make decisions based on customer types, types of service, revenue streams or geographical segments. In 2025, the Group operated nine WTIVs, which are viewed as a single operating segment and can operate in all geographical areas required for the specification of a specific windfarm project.

The following table presents financial information by country and region based on the location of the service provided. Individual countries are shown if they are above 10% of revenue:

EUR'000	2025	2024	2023
Total revenue by country and region			
Denmark	102,466	51,095	5,000
UK	131,631	68,060	48,472
Germany	60,439	—	—
Poland	58,512	—	—
Netherlands	—	5,410	51,758
Rest of Europe	12,435	2,115	3,580
Europe	**365,483**	**126,680**	**108,810**
United States	56,521	—	—
Total Revenue	**422,004**	**126,680**	**108,810**

Note 3

Expenses by Nature

EUR'000	Note	2025	2024	2023
Cost of sales				
Bareboat charter hire, from subsidiaries		134,608	43,407	29,508
Insurance		3,598	1,066	42
Seafarer payroll	4	27,215	15,590	14,420
Fuel and oil		6,015	1,121	501
Maintenance		9,550	4,145	4,917
Messing costs		2,743	1,304	1,398
Seafarer travel		7,774	3,031	2,835
Specific charter costs		28,535	6,463	2,882
Utilities		1,064	719	389
Other operating expenses		189	437	190
Tonnage tax		27	—	(5)
Total cost of sales		**221,318**	**77,283**	**57,077**

EUR'000	Note	2025	2024	2023
Administrative expenses				
Depreciation and amortisation	7,8	1,316	970	504
Employee compensation	4	33,406	20,680	18,983
Repair and maintenance expenses		2,802	2,270	1,123
Legal and professional fees		7,359	5,908	1,406
Transaction costs		—	—	7,707
Rental expenses		2,671	2,385	731
Travel expense		1,687	1,164	965
Marketing and entertainment expenses		830	1,001	601
Other expenses		5,146	3,969	1,646
Total administrative expenses		**55,217**	**38,347**	**33,666**

Note 3

Expenses by Nature

Continued from previous page

Auditor remuneration

Administrative expenses include fees to the auditors appointed by the shareholder at the Annual General Meeting:

EUR'000	2025	2024	2023
Statutory audit	1,748	1,930	464
Tax services	34	201	—
Other assurance services	25	9	1,608
Other services	—	22	606
Total	**1,807**	**2,162**	**2,678**

Statutory audit services consist of fees for professional services rendered by EY for the audit of the Group's annual consolidated financial statements, as well as services that are provided by the auditor in connection with statutory audit.

Tax services consist of tax compliance services.

Other assurance services include re-audits and assurance reports in respect of pro-forma financial information in connection with regulatory filings in December 2023, as well as reviews of interim financial information.

Other services consist of permitted non-audit services, including fees for work performed in connection with the US listing in December 2023.



Note 4

Employee Compensation

Onshore - presented within administrative expenses

EUR'000	Note	2025	2024	2023
Wages and salaries		27,003	18,233	16,671
Employer's contribution to defined contribution plans		3,345	1,338	819
Share based payment expense	6	936	896	1,134
Other short-term benefits		2,122	213	359
Total onshore employee compensation		**33,406**	**20,680**	**18,983**
Average number of full-time employees		211	144	105

Offshore - presented within cost of sales

EUR'000	Note	2025	2024	2023
Wages and salaries		24,434	13,991	13,190
Employer's contribution to defined contribution plans		2,561	1,416	1,060
Other short-term benefits		220	183	170
Total offshore employee compensation		**27,215**	**15,590**	**14,420**
Average number of full-time employees		359	200	167

Total

EUR'000	Note	2025	2024	2023
Wages and salaries		51,437	32,224	29,861
Employer's contribution to defined contribution plans		5,906	2,754	1,879
Share based payment expense		936	896	1,134
Other short-term benefits		2,342	396	529
Total employee compensation		**60,621**	**36,270**	**33,403**
Average number of full-time employees		570	344	272

Note 5

Tax

EUR'000	2025	2024	2023
Tax expense attributable to profit is made up of:			
Adjustment to prior periods - current tax	1,359	—	—
Total	**1,359**	**—**	**—**

An expansion of the Danish Tonnage Tax regime to cover WTIVs was passed in January 2020 with retroactive effect from 2017, 2017 inclusive.

On 15 December 2020, Cadeler A/S received a binding ruling from the Danish Tax Authorities. According to this ruling, Cadeler A/S was permitted to apply the Danish Tonnage Taxation following the listing of its shares on 27 November 2020. Management applied the Danish Tonnage Taxation during 2021. The recorded tonnage tax expense for 2025 in Denmark amounts to EUR 34 thousand.

Cadeler A/S also has material tax losses from previous periods available for carry forward. Such tax losses can be utilised against future tonnage taxation income and other income, which does not qualify for tonnage taxation. The tax value of tax losses for carry forward as of 31 December 2025 is approximately EUR 52.1 million, which has not been recognised for the reasons set out in Note 21 to the consolidated financial statements. The tax losses are not subject to expiry, but their utilisation is limited on an annual basis.

Tonnage taxes are not accounted for as income tax. Accordingly, the related costs are presented as part of cost of sales. No tax expense has been recognised in 2025 in relation to Danish Tonnage Tax.



Note 6

Board of Directors and Executive Management Compensation

EUR'000	2025 Board of directors	2025 Executive management	2025 Total	2024 Board of directors	2024 Executive management	2024 Total	2023 Board of directors	2023 Executive management	2023 Total
Wages, salaries and board fees	419	998	1,417	334	955	1,289	183	821	1,004
Pension costs - defined contribution plans	—	100	100	—	95	95	—	29	29
Share based payment	—	1,249	1,249	—	957	957	—	588	588
Other short-term benefits	—	35	35	—	41	41	—	55	55
Cash bonus	—	2,473	2,473	—	1,197	1,197	—	1,155	1,155
Total management compensation	**419**	**4,855**	**5,274**	**334**	**3,245**	**3,579**	**183**	**2,648**	**2,831**

Note 7

Intangible Assets

EUR'000	2025	2024	2023
Software			
Cost			
Beginning of period	954	693	662
Additions	906	299	31
Disposals	—	(38)	—
31 December 2025	**1,860**	**954**	**693**
Accumulated amortization			
Beginning of period	642	453	243
Amortization charge	218	189	210
31 December 2025	**860**	**642**	**453**
Carrying amount	**1,000**	**312**	**240**

Additions during 2025 2024 and 2023: are mainly related to further developments of the Company's software solutions.



Note 8

Property, Plant and Equipment

EUR'000	Other fixtures and fittings	Assets under construction	Total
Cost 2025			
Beginning of financial year	3,053	473,505	476,558
Additions	608	229,765	230,373
Disposals	—	(343,660)	(343,660)
31 December 2025	**3,661**	**359,610**	**363,271**
Accumulated depreciation			
Beginning of financial year	926	—	926
Depreciation charge	1,097	—	1,097
Disposals	—	—	—
31 December 2025	**2,023**	**—**	**2,023**
Net book value	**1,638**	**359,610**	**361,248**

Additions during 2025 were mainly driven by vessel newbuild and upgrades. Disposals during 2025 were mainly attributable to the sale of Wind Pace and Wind Ally to their respective subsidiaries, with no gain/loss recognised due to the recharge taking place at cost. Borrowing costs for 2025 have been capitalised for a total of EUR 13.1 million (2024: 19.7 million; 2023: EUR 7.1 million). The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the Company's general borrowings during the reporting period, being 6.05% (2024: 7.6%; 2023: 5.5%).

EUR'000	Other fixtures and fittings	Assets under construction	Total
Cost 2024			
Beginning of financial year	539	368,470	369,605
Additions	2,820	356,095	358,915
Disposals	(306)	(251,060)	(251,366)
31 December 2024	**3,053**	**473,505**	**476,558**
Accumulated depreciation			
Beginning of financial year	451	—	451
Depreciation charge	781	—	781
Disposals	(306)	—	(306)
31 December 2024	**926**	**—**	**926**
Net book value	**2,127**	**473,505**	**475,632**

Additions during 2024 were mainly driven by vessel newbuild and upgrades. Disposals during 2024 were driven by the sale of Wind Peak to a subsidiary.

Note 8

Property, Plant and Equipment

EUR'000	Other fixtures and fittings	Assets under construction	Total
Cost 2023			
Beginning of financial year	536	320,964	321,500
Additions	3	47,506	48,105
31 December 2023	**539**	**368,470**	**369,605**
Accumulated depreciation			
Beginning of financial year	445	—	445
Depreciation charge	6	—	6
31 December 2023	**451**	**—**	**451**
Net book value	**88**	**368,470**	**369,154**

Additions during 2023 were primarily driven by down payments of EUR 19.2 million relating to the new P-class installation vessels (EUR 15.4 million) and the new A-class FIVs (EUR 3.8 million), which are represented above as assets under construction. In addition, assets under construction include EUR 7.6 million in guarantee fees payable to BW Group related to the A-class and P-class newbuild vessels as well as EUR 2.2 million relating to assets associated with future projects that have not yet commenced.

Borrowing costs for 2023 have been capitalised in the amount of EUR 7.1 million (2023: EUR 4.2 million). The capitalisation rate applied to determine the amount of borrowing costs eligible for capitalisation is the weighted average interest rate applicable to the Company's general borrowings during the reporting period, being 5.5%.


MW
J09

Note 9

Investment in Subsidiaries

Shown below are movements related to investments in subsidiaries:

EUR'000	2025	2024	2023
Cost			
Beginning of financial year	745,489	745,489	249,534
Additions	360,056	—	495,955
End of financial year	**1,105,545**	**745,489**	**745,489**
Impairment			
Beginning of financial year	—	—	—
End of financial year	**—**	**—**	**—**
Carrying amount	**1,105,545**	**745,489**	**745,489**

The list of subsidiaries is presented in Note 29 of the Consolidated Financial Statements.

In 2023, an additional EUR 496 million relates to a business combination, pursuant to which Cadeler A/S acquired 100% of the shares in Eneti through a share exchange.

The shares were recognised at a cost price of EUR 496 million, including acquisition-related expenses amounting to EUR 15 million. This cost consists of the fair value of shares issued, amounting to EUR 441 million, and a squeeze-out payment of EUR 55 million.

All transaction costs incurred have been included in the cost, which differs from the presentation in the Consolidated Financial Statements, where some transaction costs are expensed, while others are deducted from equity.

Further details regarding the issuance of shares in connection with the business combination are disclosed in Note 14.

As of 31 December 2025, management has not identified any indicators of impairment. Accordingly, no impairment has been recognised. The carrying amount of investments in subsidiaries is subject to impairment testing if impairment indicators are identified.

Note 10

Share-based Payments

Share-based payments are disclosed in Note 7 to the Consolidated Financial Statements.

Note 11

Derivatives

Derivative Financial Instruments are disclosed in Note 24 to the Consolidated Financial Statements. Not all derivatives are entered into by the Parent Company, as derivative liabilities of EUR 8.4 million and derivative assets of EUR 2.1 million are entered into by subsidiaries. Derivatives are measured at Level 2 in the fair value hierarchy. As of 31 December 2025, the fair value of the derivative assets amounts to EUR 2,640 thousand (2024: EUR 9.7 million; 2023: EUR 338 thousand) and derivative liabilities amount to EUR 13.7 million (2024: EUR 12.9 million; 2023: EUR 22 million). Derivatives in the parent Company primarily relate to interest rate swap contracts and FX forward contract, for which further details are provided in note 24 to the consolidated financial statements.

Note 12

Debt to credit institutions

The total amount of utilised debt, amounting to EUR 468 million, is due within 5 years.

Note 13

Off-Balance Sheet Obligations and Commitments

The Company has off-balance sheet obligations relating to the leasing of vessels from its subsidiaries Wind Orca Ltd, Wind Osprey Ltd., Wind Peak Ltd, Wind Pace Ltd, and Wind Ally Ltd. The off-balance sheet obligations relating to the vessels are estimated to amount to up to EUR 208.9 million, depending on the number of days the vessels are on hire. Moreover, the Company has concluded customary bilateral agreements in the ordinary course of business of the Company.

Additionally, the Company's has off-balance sheet commitments related to the lease of third-party vessels related to T&I activities. The off-balance sheet obligations relating to these vessel is estimated to amount to up to EUR 16.3 million.

The Company has issued performance and payment guarantees through its banking partners in favour of customers and suppliers in connection with offshore wind installation projects. At 31 December 2025, outstanding guarantees totalled EUR 201 million. The guarantees relate to the Group's contractual performance and payment obligations. No provision has been recognised, as management assesses that an outflow of resources is not probable. The Company would be required to reimburse the issuing bank should any guarantee be called.

P-class vessels

Since 30 June 2021, the Company has a contract with COSCO to build two new P-class WTIVs. On 14 August 2024, Wind Peak was delivered and the final instalments were paid upon delivery. On 26 March 2025, Wind Pace was delivered with the final instalments also paid upon delivery.

A-class vessels

On 9 May 2022 and 22 November 2022, the Company signed contracts with COSCO to build a total of two new A-class FIVs. In May 2024, the Company signed an additional contract with COSCO to build the third A-class FIV. On 29 September 2025, Wind Ally was delivered with the final instalments paid upon delivery.

The total contract value for the new vessels amounts to approximately EUR 1.0 billion, of which approximately EUR 167 million was paid in 2022 EUR 94 million was paid in 2024 and EUR 257 million was paid in 2025. The remaining amounts will fall due in the period from 2026 to 2027.

Of the total contract value, USD 794 million is payable in USD and EUR 299 million is payable in EUR.

Further information regarding the remaining instalments for the newbuild vessels is provided in Note 28 to the Consolidated Financial Statements.

Financial liabilities: Interest-bearing loans and borrowings

Terms and covenants relating to the Debt Facilities are disclosed in Note 25 to the Consolidated Financial Statements.

Note 14

Issued Share Capital

EUR'000	No. of shares (in thousands)	Total
Beginning of financial year 2023	197,600	26,575
First issue for capital increase 2023	113,809	15,264
Second issue for capital increase 2023	—	—
End of financial year 2023	**311,409**	**41,839**
First issue for capital increase 2024	39,520	5,301
Second issue for capital increase 2024	28	4
End of financial year 2024	**350,957**	**47,144**
End of financial year 2025	**350,957**	**47,144**

As of 31 December 2025, the Group had share capital amounting to DKK 350,958 thousand, equal to EUR 47,143 thousand, consisting of 350,957,583 shares of nominal DKK 1 each.

All shares carry equal rights.

Treasury shares

On 30 May 2025, the Company completed a share buy-back programme to fulfil share based incentive obligations resulting in the repurchase of 395,200 shares of a nominal value of DKK 1 each at an average price of NOK 49.90, corresponding to an aggregate amount of EUR 1.7 million, including commission.

On 31 December 2025, the Company held 89,992 treasury shares.

Note 15

Related Parties

Cadeler A/S' related party transactions include revenue from the subsidiaries of EUR 7.4 million relating to the management and maintenance of vessels during off-hire periods as well as operating lease expenses paid to the subsidiaries of EUR 134.6 million relating to vessels during on-hire periods. Furthermore, receivables from subsidiaries of EUR 173.2 million are recognised.

Cadeler A/S' related parties comprise its subsidiaries, as listed in Note 9, all of which are wholly owned by the Company.

Cadeler A/S also engages in related party transactions, as disclosed in Note 27 to the Consolidated Financial Statements, excluding transactions related to Scorpio Holdings that were not entered into by the parent company.

Note 16

Appropriation of Profit and Loss

EUR'000	2025	2024	2023
Recommended appropriation of profit and loss			
Retained earnings/accumulated loss	114,139	19,812	11,348
	114,139	**19,812**	**11,348**

Note 17

Events After Reporting Period

Management has evaluated events and transactions occurring after the balance sheet date through the date the financial statements were available to be issued. Based on this evaluation, there were no subsequent events identified that require adjustment to or disclosure in the accompanying financial statements.

Statement by Management



Statement by Management

The Board of Directors and the Executive Board have today discussed and approved the annual report of Cadeler A/S for 2025.

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as adopted by the EU and as issued by the International Accounting Standards Board (IASB), and with additional disclosure requirements in the Danish Financial Statements Act. The Parent Company financial statements have been prepared in accordance with the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the Parent Company financial statements give a true and fair view of the financial position of the Group and the Parent Company as of 31 December 2025 and of the results of their operations and the consolidated cash flows for the financial year 1 January to 31 December 2025

In connection with digital filing under the ESEF Regulation, in our opinion, the Annual Report for the financial year ended 31 December 2025, has been prepared in all material respects in compliance with the ESEF Regulation.

The sustainability statement has been prepared in accordance with the ESRS as required by the Danish Financial Statements Act section 99a as well as Article 8 of the EU Taxonomy Regulation.

Further, in our opinion, the Management's review gives a fair review of the development of the Group's and the Parent Company's activities and financial matters, results for the year, consolidated cash flows and financial position as well as a description of material risks and uncertainties that the Group and the Parent Company face.

We recommend that the Annual Report be approved at the annual general meeting.

Copenhagen, 24 March 2026

Executive Management

Mikkel Gleerup	**Peter Brogaard Hansen**
CEO	CFO

Board of Directors

Andreas Sohmen-Pao

Emanuele Lauro

Ditlev Wedell-Wedellsborg

Andrea Abt

James B. Nish

Colette Cohen

Thomas Thune Andersen

Independent Auditor's Reports


SWL 1600T

Independent Auditor's Reports

Independent Auditor’s report

To the shareholders of Cadeler A/S

Report on the audit of the Consolidated Financial Statements and Parent Company Financial Statements

Opinion

We have audited the consolidated financial statements and the parent company financial statements of Cadeler A/S for the financial year 1 January – 31 December 2025, which comprise balance sheet, statement of changes in equity and notes, including material accounting policy information, for the Group and the Parent Company, a consolidated statement of profit and loss and other comprehensive income and a consolidated statement of cash flow for the Group, and a statement of profit and loss for the Parent Company. The consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the IASB and as adopted by the EU and additional requirements of the Danish Financial Statements Act, and the parent company financial statements are prepared in accordance with the Danish Financial Statements Act.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group at 31 December 2025 and of the results of the Group's operations and cash flows for the financial year 1 January – 31 December 2025 in accordance with IFRS Accounting Standards as issued by the IASB and as adopted by the EU and additional requirements of the Danish Financial Statements Act.

Further, in our opinion the parent company financial statements give a true and fair view of the financial position of the Parent Company at 31 December 2025 and of the results of the Parent Company's operations for the financial year 1 January – 31 December 2025 in accordance with the Danish Financial Statements Act.

Our opinion is consistent with our long-form audit report to the Audit Committee and the Board of Directors.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) and additional requirements applicable in Denmark. Our responsibilities under those standards and requirements are further described in the "Auditor's responsibilities for the audit of the consolidated financial statements and the parent company financial statements" (hereinafter collectively referred to as "the financial statements") section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (IESBA Code), as applicable to audits of financial statements of public interest entities, and the additional ethical requirements applicable in Denmark to audits of financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code.

To the best of our knowledge, we have not provided any prohibited non-audit services as described in article 5(1) of Regulation (EU) no. 537/2014.



Independent Auditor's Reports

Continued from previous page

Appointment of auditor

Cadeler A/S' shares were initially listed on Nasdaq Oslo in November 2020. Subsequent to the listing, we were appointed by resolution of the general meeting held on 29 April 2021 for the financial year 2021 and since the listing, we have been reappointed annually by resolution of the general meeting for a total consecutive period of 5 years up until the financial year 2025.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements for the financial year 2025. These matters were addressed during our audit of the financial statements as a whole and in forming our opinion thereon. We do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled our responsibilities described in the "Auditor's responsibilities for the audit of the financial statements" section, including in relation to the key audit matter below. Accordingly, our audit included the design and performance of procedures to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matter below, provide the basis for our audit opinion on the financial statements.

Recognition of revenue from time charter and transportation and installation activities

As discussed in note 3 to the consolidated financial statements, the Company recognized EUR 490 million in revenue from time charter and transportation and installation activities for the year ended 31 December 2025. Evaluating the criteria for recognizing revenue from contracts required management judgment in identifying performance obligations.

Auditing the Company's revenue from time charter and transportation and installation activities is a key audit matter due to the complexity and efforts in determining whether the contracts contain one or more performance obligations.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls over the revenue recognition process, including management's review controls over the contracts and related determination of the performance obligations.

Our audit procedures included, among others, inspection of customer contracts to understand the contracts. For a sample of customer agreements, we obtained and inspected the contract source documents and evaluated the Company's identification of distinct performance obligations and measurement methods against the principles in IFRS 15 Revenue from Contracts with Customers and IFRS 16 Leases.

We also evaluated the adequacy of the Company's disclosures included in Note 3 to the consolidated financial statements.



Independent Auditor's Reports

Continued from previous page

Statement on the Management's review

Management is responsible for the Management's review.

Our opinion on the financial statements does not cover the Management's review, and we do not as part of our audit express any assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the Management's review and, in doing so, consider whether the Management's review is materially inconsistent with the financial statements, or our knowledge obtained during the audit, or otherwise appears to be materially misstated.

Moreover, it is our responsibility to consider whether the Management's review provides the information required by relevant law and regulations. This does not include the requirements in paragraph 99a related to the sustainability statement covered by the separate auditor’s limited assurance report hereon.

Based on our procedures, we conclude that the Management's review is in accordance with the financial statements and has been prepared in accordance with the requirements of relevant law and regulations. We did not identify any material misstatement of the Management's review.

Management's responsibilities for the financial statements

Management is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act and for the preparation of parent company financial statements that give a true and fair view in accordance with the Danish Financial Statements Act.

Moreover, Management is responsible for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, Management is responsible for assessing the Group's and the Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements unless Management either intends to liquidate the Group or the Parent Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance as to whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

Independent Auditor's Reports

Continued from previous page

As part of an audit conducted in accordance with ISAs and additional requirements applicable in Denmark, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's and the Parent Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.
- Conclude on the appropriateness of Management's use of the going concern basis of accounting in preparing the financial statements and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's and the Parent Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group and the Parent Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and contents of the financial statements, including the note disclosures, and whether the financial statements represent the underlying transactions and events in a manner that gives a true and fair view.
- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements and the parent company financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.
From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements and the parent company financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

Continued from previous page

Report on compliance with the ESEF Regulation

As part of our audit of the Consolidated Financial Statements and Parent Company Financial Statements of Cadeler A/S, we performed procedures to express an opinion on whether the annual report of Cadeler A/S for the financial year 1 January – 31 December 2025 with the file name cadeler-2025-12-31-en.zip is prepared, in all material respects, in compliance with the Commission Delegated Regulation (EU) 2019/815 on the European Single Electronic Format (ESEF Regulation) which includes requirements related to the preparation of the annual report in XHTML format and iXBRL tagging of the Consolidated Financial Statements including notes.

Management is responsible for preparing an annual report that complies with the ESEF Regulation. This responsibility includes:

- The preparing of the annual report in XHTML format;
- The selection and application of appropriate iXBRL tags, including extensions to the ESEF taxonomy and the anchoring thereof to elements in the taxonomy, for all financial information required to be tagged using judgement where necessary;
- Ensuring consistency between iXBRL tagged data and the Consolidated Financial Statements presented in human readable format; and
- For such internal control as Management determines necessary to enable the preparation of an annual report that is compliant with the ESEF Regulation.

Our responsibility is to obtain reasonable assurance on whether the annual report is prepared, in all material respects, in compliance with the ESEF Regulation based on the evidence we have obtained, and to issue a report that includes our opinion. The nature, timing and extent of procedures selected depend on the auditor’s judgement, including the assessment of the risks of material departures from the requirements set out in the ESEF Regulation, whether due to fraud or error. The procedures include:

- Testing whether the annual report is prepared in XHTML format;
- Obtaining an understanding of the company’s iXBRL tagging process and of internal control over the tagging process;
- Evaluating the completeness of the iXBRL tagging of the Consolidated Financial Statements including notes;
- Evaluating the appropriateness of the company’s use of iXBRL elements selected from the ESEF taxonomy and the creation of extension elements where no suitable element in the ESEF taxonomy has been identified;
- Evaluating the use of anchoring of extension elements to elements in the ESEF taxonomy; and
- Reconciling the iXBRL tagged data with the audited Consolidated Financial Statements.

Independent Auditor's Reports

Continued from previous page

In our opinion, the annual report of Cadeler A/S for the financial year 1 January – 31 December 2025 with the file name cadeler-2025-12-31-en.zip is prepared, in all material respects, in compliance with the ESEF Regulation.

Copenhagen, 24 March 2026
EY Godkendt Revisionspartnerselskab
CVR no. 30700228

Mikkel Sthyr State Authorised Public Accountant mne26693	Christian Schwenn Johansen State Authorised Public Accountant mne33234

Continued from previous page

Independent auditor's Limited Assurance Report on Sustainability Statements

To the shareholders of Cadeler A/S

Limited assurance conclusion

We have conducted a limited assurance engagement on the sustainability statement of Cadeler A/S (the group) included in the Sustainability Statements of the Annual Report (the sustainability statement), page 38 – 136, for the financial year 1 January – 31 December 2025 including disclosures incorporated by reference listed on page 40-42.

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the sustainability statement is not prepared, in all material respects, in accordance with the Danish Financial Statements Act section 99 a, including:

- compliance with the European Sustainability Reporting Standards (ESRS), including that the process carried out by the management to identify the information reported in the sustainability statement (the process) is in accordance with the description set out in chapter General information, in the section Double Materiality assessment, pages 54-66; and
- compliance of the disclosures in chapter EU Taxonomy within the environmental section, pages 85-93 of the sustainability statement with Article 8 of EU Regulation 2020/852 (the Taxonomy Regulation).

Basis for conclusion

We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised), Assurance engagements other than audits or reviews of historical financial information (ISAE 3000 (Revised)) and the additional requirements applicable in Denmark.

The procedures in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Our responsibilities under this standard are further described in the Auditor's responsibilities for the assurance engagement section of our report.

Our independence and quality management

We are independent of the group in accordance with the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (IESBA Code) and the additional ethical requirements applicable in Denmark. We have also fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code.

EY Godkendt Revisionspartnerselskab applies International Standard on Quality Management 1, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Continued from previous page

Inherent limitations in preparing the sustainability statement

In reporting forward-looking information in accordance with ESRS, management is required to prepare the forward-looking information on the basis of disclosed assumptions about events that may occur in the future and possible future actions by the group. Actual outcomes are likely to be different since anticipated events frequently do not occur as expected.

Management's responsibilities for the sustainability statement

Management is responsible for designing and implementing a process to identify the information reported in the sustainability statement in accordance with the ESRS and for disclosing this Process in chapter General Information, in the section Double Materiality assessment, pages 54-66 of the sustainability statement. This responsibility includes:

- understanding the context in which the group's activities and business relationships take place and developing an understanding of its affected stakeholders;
- the identification of the actual and potential impacts (both negative and positive) related to sustainability matters, as well as risks and opportunities that affect, or could reasonably be expected to affect, the group's financial position, financial performance, cash flows, access to finance or cost of capital over the short-, medium-, or long-term;
- the assessment of the materiality of the identified impacts, risks and opportunities related to sustainability matters by selecting and applying appropriate thresholds; and
- making assumptions that are reasonable in the circumstances.

Management is further responsible for the preparation of the sustainability statement, in accordance with the Danish Financial Statements Act paragraph 99a, including:

- compliance with the ESRS;
- preparing the disclosures in chapter EU Taxonomy within the environmental section, pages 85-93 of the sustainability statement, in compliance with Article 8 of the Taxonomy Regulation;
- designing, implementing and maintaining such internal control that management determines is necessary to enable the preparation of the sustainability statement that is free from material misstatement, whether due to fraud or error; and
- the selection and application of appropriate sustainability reporting methods and making assumptions and estimates that are reasonable in the circumstances.

Independent Auditor's Reports

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Auditor's responsibilities for the assurance engagement

Our objectives are to plan and perform the assurance engagement to obtain limited assurance about whether the sustainability statement is free from material misstatement, whether due to fraud or error, and to issue a limited assurance report that includes our conclusion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence decisions of users taken on the basis of the sustainability statement as a whole.

As part of a limited assurance engagement in accordance with ISAE 3000 (Revised) we exercise professional judgement and maintain professional scepticism throughout the engagement.

Our responsibilities in respect of the process include:

- Obtaining an understanding of the process but not for the purpose of providing a conclusion on the effectiveness of the process, including the outcome of the process;
- Considering whether the information identified addresses the applicable disclosure requirements of the ESRS, and
- Designing and performing procedures to evaluate whether the process is consistent with the group's description of its process, as disclosed in chapter General information, in the section Double Materiality assessment, pages 54-66.

Our other responsibilities in respect of the sustainability statement include:

- Identifying disclosures where material misstatements are likely to arise, whether due to fraud or error; and
- Designing and performing procedures responsive to disclosures in the sustainability statement where material misstatements are likely to arise. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Independent Auditor's Reports

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Summary of the work performed
A limited assurance engagement involves performing procedures to obtain evidence about the sustainability statement.

The nature, timing and extent of procedures selected depend on professional judgement, including the identification of disclosures where material misstatements are likely to arise, whether due to fraud or error, in the sustainability statement.

In conducting our limited assurance engagement, with respect to the process, we:

- Obtained an understanding of the process by performing inquiries to understand the sources of the information used by management; and reviewing the group's internal documentation of its process; and
- Evaluated whether the evidence obtained from our procedures about the Process implemented by the group's was consistent with the description of the Process set out in chapter General information, in the section Double Materiality assessment, pages 54-66.

In conducting our limited assurance engagement, with respect to the sustainability statement, we:

- Obtained an understanding of the group's reporting processes relevant to the preparation of its sustainability statement including the consolidation processes by obtaining an understanding of the group's control environment, processes and information systems relevant to the preparation of the Sustainability Statement but not evaluating the design of particular control activities, obtaining evidence about their implementation or testing their operating effectiveness;
- Evaluated whether material information identified by the process is included in the sustainability statement;
- Evaluated whether the structure and the presentation of the sustainability statement are in accordance with the ESRS;
- Performed inquiries of relevant personnel and analytical procedures on selected information in the sustainability statement;
- Performed substantive assurance procedures on selected information in the sustainability statement;
- Evaluated methods, assumptions and data for developing material estimates and forward-looking information and how these methods were applied;
- Obtained an understanding of the process to identify the EU taxonomy economic activities for turnover, CAPEX and OPEX and the corresponding disclosures in the sustainability statements;
- Evaluated the presentation and use of EU taxonomy templates in accordance with relevant requirements;
- Reconciled and ensured consistency between the reported EU taxonomy economic activities and the items reported in the primary financial statements including the disclosures provided in related notes.

Copenhagen, 24 March 2026
EY Godkendt Revisionspartnerselskab
CVR no. 30700228

Mikkel Sthyr State Authorised Public Accountant mne26693	Christian Schwenn Johansen State Authorised Public Accountant mne33234

Forward-looking Statements



CADELER

Forward-Looking Statements

The Annual Report contains certain forward-looking statements relating to the business, financial performance and results of the Company and/or the industry in which it operates.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts, sometimes identified by the words “believes”, expects”, "predicts", "in-tends", "projects", "plans", "estimates", "aims", "foresees", "anticipates", "targets", and similar expressions. The forward-looking statements contained in the Annual Report, including assumptions, opinions and views of the Company or cited from third party sources are solely opinions and forecasts which are subject to risks, uncertainties and other factors that may cause actual events to differ materially from any anticipated development. Such factors may, for example, include a change in the price of raw materials.

None of the Company or any of its parent or subsidiaries undertakings, or any such person's officers or employees, provides any assurance that the assumptions underlying such forward-looking statements are free from errors, nor does any of them accept any responsibility for the future accuracy of the opinions expressed in the Annual Report or the actual occurrence of the forecast developments.

The Company assumes no obligation, except as required by law, to update any forward-looking statements or to conform these forward-looking statements to its actual results.

The Annual Report contains information obtained from third parties. You are advised that such third-party information has not been prepared specifically for inclusion in the Annual Report and the Company has not undertaken any independent investigation to confirm the accuracy or completeness of such information.

Several other factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be ex-pressed or implied by statements and information in the Annual Report.

Should any risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the annual report.

No representation or warranty (express or implied) is made as to, and no reliance should be placed on, any information, including projections, estimates, targets and opinions, contained herein, and no liability whatsoever is accepted as to any errors, omissions or misstatements contained herein. Accordingly, neither the Company nor any of its subsidiaries or shareholders or any officers, directors, board members or employees accept any liability whatsoever arising directly or indirectly from the use of the Annual Report.

Alternative Performance Measures



Alternative Performance Measures

Group

Non-IFRS Financial Measures

To supplement its financial information presented in accordance with IFRS, the Group uses certain non-IFRS measures, including EBITDA, when measuring performance, including when measuring current period results of operations against prior periods. Because of their non-standardised definition, these non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures used by other companies. These supplementary non-IFRS measures are presented solely to permit investors to more fully understand how the Group Management assesses underlying performance.

These supplementary non-IFRS measures are not, and should not, be viewed as a substitute for IFRS measures. Management believes the presentation of these non-IFRS measures provides investors with greater transparency and supplementary data relating to the Group's financial condition and results of operations, and therefore a more complete understanding of factors affecting its business and operating performance. In addition, Management believes the presentation of these non-IFRS measures is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of Management's control.

As a performance measure, the Company uses EBITDA: Earnings before interest, tax, depreciation, amortisation and foreign exchange gains/losses.

EBITDA is calculated as shown below:

EUR'000	Note	2025	2024	2023
Operating profit as reported in the statement of profit and loss		317,743	69,444	14,443
Right-of-use asset amortisation	14	1,861	1,544	334
Depreciation and amortisation	12 , 13	105,730	54,909	22,714
Impairment of property, plant and equipment		—	—	5,000
EBITDA		**425,334**	**125,897**	**42,491**
Transactional costs		—	—	7,707
Adjusted EBITDA		**425,334**	**125,897**	**50,198**

The Company defines adjusted EBITDA as EBITDA net of transactional costs. Transactional costs comprise significant unusual and/or infrequently occurring items that are not attributable to Cadeler's normal operations.

As of 31 December 2023, transactional costs include all costs related to the business combination with Eneti closed on 19 December 2023, such as advisory, legal and consulting fees.

Alternative Performance Measures

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Financial ratios and operational metrics

Return on assets	*Profit/loss from operating activities* / Average assets
Return on equity	*Profit/loss for the year* / Average equity
Equity ratio	Equity, year-end / Total equity and liabilities, year-end
Contracted days	Number of on hire days in the fiscal year (in total for all vessels)
Utilisation	*Contracted days* / Days in the year (365*all vessels)
Contract backlog (As of report release date)	The total value of all customer contracts, both firm and options, that are not yet recognised as revenue as of the reporting date, but includes all new contracts signed until the release date of the annual or interim report. Firm contracts are counted at full committed amounts. Contract backlog including options assumes 100% of counterparty options are exercised with 50% classified as subject to exercise of counterparty options contingent to consideration included in revenue recognition and the remaining 50% as non-contingent. Contract backlog excludes vessel reservation agreements. All contracts may be subject to future modifications, and off-hire days, that might impact the amount and/or timing of revenue recognition.

Non-financial definitions

Vessel Reservation Agreements (VRAs)	A time-limited agreement with a third party to secure the availability of one or more of Cadeler's vessels for a fixed period in the future, pending the negotiation of full contractual terms. Cadeler is generally entitled to receive a fee in the event that a VRA is cancelled or permitted to expire without full contractual terms having been entered into with the relevant counterpart.
Final Investment Decision (FID)	Where a project remains subject to counterparty FID, the relevant counterpart has not yet publicly announced its final decision to commit to the development and operation of the project.
Net financials	Net of finance income and finance costs



CADELER

Kalvebod Brygge 43
DK–1560 Copenhagen V
Denmark

+45 3246 3100

www.cadeler.com